Form 20-F
period 2000-12-31
SILVERLINE TECHNOLOGIES LTD
filed 2001-07-16
CIK 1115084

              SECURITIES AND EXCHANGE COMMISSION
                   Washington D.C.  20549

                          FORM 20-F

    [ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
              (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                               or
    [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934
            For the fiscal year ended December 31, 2000
                               or
    [X]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934
       For the transition period from January 1, 2001 to March 31, 2001
               Commission file number:   001-15919
                  SILVERLINE TECHNOLOGIES LIMITED
        (Exact Name of Registrant as Specified in Its Charter
           and Translation of Registrant's Name Into English)
                       Republic of India
                        (Jurisdiction of
                Incorporation or Organization)
         Kolshet Road, Dhokali, Thane (West), India 400607
                        91-22-533-8160
             (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Securities registered or to be registered pursuant to Section 12(b) of the Act

                  Title of each class                 Name of each exchange on which registered
         Equity Shares represented by American
          Depositary Shares and evidenced by               The New York Stock Exchange
            American Depositary Receipts

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None
 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:
                                      None
  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
 Equity Shares, par value Rs. 10.................................. 85,654,884
                             (as of March 31, 2001)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                              Yes   X    No _____
                                  -----
Indicate by check mark which financial statement item the registrant has elected to follow:
                           Item 17 _____ Item 18   X
                                                  ---

                                TABLE OF CONTENTS

                                                                                                             Page No
                                                                                                             -------


PART I                                                                                                            1

ITEM 1.         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.............................................1
ITEM 2.         OFFER STATISTICS AND EXPECTED TIMETABLE...........................................................1
ITEM 3.         KEY INFORMATION...................................................................................2
                A.    Selected Financial Data.....................................................................2
                B.    Capitalization and Indebtedness.............................................................5
                C.    Reasons for the Offer and Use of Proceeds...................................................5
                D.    Risk Factors................................................................................5
ITEM 4.         INFORMATION ON THE COMPANY.......................................................................33
                A.    History and Development of the Company.....................................................33
                B.    Business Overview..........................................................................34
                C.    Organizational Structure...................................................................51
                D.    Property, Plants and Equipment.............................................................53
ITEM 5.         OPERATING AND FINANCIAL REVIEW AND PROSPECTS.....................................................55
                A.    Operating Results..........................................................................55
                B.    Liquidity and Capital Resources............................................................68
                C.    Research and Development, Patents and Licenses.............................................72
                D.    Trend Information..........................................................................72
ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......................................................74
                A.    Directors and Senior Management............................................................74
                B.    Compensation...............................................................................80
                C.    Board Practices............................................................................81
                D.    Employees..................................................................................82
                E.    Share Ownership............................................................................83
ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS................................................87
                A.    Major shareholders.........................................................................87
                B.    Related Party Transactions.................................................................88
                C.    Interests of Experts and counsel...........................................................91
ITEM 8.         FINANCIAL INFORMATION............................................................................91
                A.    Consolidated Statements and Other Financial Information....................................91
                B.    Significant Changes........................................................................93
ITEM 9.         OFFER AND LISTING DETAILS........................................................................94
                B.    Plan of Distribution.......................................................................95
                C.    Markets....................................................................................95
                D.    Selling Shareholders.......................................................................96
                E.    Dilution...................................................................................96
                F.    Expense of the Issue.......................................................................96
ITEM 10.        ADDITIONAL INFORMATION...........................................................................96
                A.    Share Capital..............................................................................96
                B.    Memorandum and Articles of Association.....................................................96
                C.    Material Contracts........................................................................105
                D.    Exchange Controls.........................................................................105
                E.    Foreign Direct Investment.................................................................105

                F.    Dual Fungibility..........................................................................106
                G.    Taxation..................................................................................107
                H.    Dividend and Paying Agents................................................................115
                I.    Statement by Experts......................................................................115
                J.    Documents on Display......................................................................115
                K.    Subsidiary Information....................................................................116
ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.......................................116
ITEM 12.        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..........................................117

PART II                                                                                                         117

ITEM 13.        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................................................117
ITEM 14.        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS....................117
ITEM 15.        Reserved........................................................................................118
ITEM 16.        Reserved........................................................................................118

PART III                                                                                                        118

ITEM 17.        FINANCIAL STATEMENTS............................................................................118
ITEM 18.        FINANCIAL STATEMENTS............................................................................119
ITEM 19.        FINANCIAL STATEMENTS AND EXHIBITS...............................................................119

                                  INTRODUCTION

     In this Annual Report, the "Company," "Silverline," "we," "us" and "our" refer to Silverline Technologies Limited. References to the "ADSs" are to our American Depositary Shares.

     We prepare consolidated financial statements in Indian rupees. Such consolidated financial statements have been translated into United States dollars in accordance with U.S. GAAP, and as so translated are referred to herein as the "Consolidated Financial Statements." In this Annual Report, references to "Rs." are to Indian rupees and references to "$" and "U.S. dollars" are to United States dollars. On July 6, 2001, the commercial exchange rate (buy) was Rs.46.75 = $1.00 and on December 31, 2000 such commercial exchange rate was Rs.47.17 = $1.00. In India, we are required to file our accounts with the fiscal year ended on March 31.

     This Annual Report contains forward-looking statements that involve risks and uncertainties. We use words such an "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify such forward-looking statements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this Annual Report. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described below under the caption "Risk Factors" and elsewhere in this Annual Report.

     Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Important factors that could cause actual results to differ materially from our expectations are contained in cautionary statements in this Annual Report, including, without limitation, in conjunction with the forward-looking statements included in this Annual Report and specifically under Item 3.D, "Risk Factors."

     All subsequent written and oral forward-looking statements attributable to Silverline are expressly qualified in their entirety by reference to these cautionary statements.

     This is annual report for the fiscal year ended December 31, 2000 and a transition report for the transition period from January 1, 2001 to March 31, 2001.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
         -----------------------------------------------------
     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE
         ---------------------------------------
     Not applicable.

ITEM 3.  KEY INFORMATION
         ---------------
A.  Selected Financial Data

     The consolidated statements of operations data for the fiscal years ended December 31, 1998, 1999 and 2000 and the consolidated balance sheet data as of December 31, 1999 and 2000 have been derived from our consolidated financial statements included elsewhere in this annual report which have been audited by Deloitte Haskins & Sells (a member firm of Deloitte Touche Tohmatsu), independent auditors. The consolidated statement of operations data for the year ended December 31, 1996 and the consolidated balance sheet data as of December 31, 1996 and 1997 were derived from the unaudited consolidated financial statements, which are not included in this annual report that were prepared in accordance with Indian GAAP and have been recast in accordance with U.S. GAAP. The unaudited consolidated financial statements have been prepared on substantially the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for these periods. Our financial statements are prepared in Indian rupees and for U.S. GAAP purposes are translated into U.S. dollars using the average monthly exchange rate for revenues and expense and the exchange rate at the end of the reporting period for assets and liabilities. The following selected consolidated financial data reflects our financial position, results of operations and cash flows, including Silverline Technologies, Inc., a Delaware corporation, which we acquired on December 28, 1999. Because Silverline Technologies, Inc. had been under common control with us, the acquisition was accounted for in a manner similar to a pooling of interests. See note 1 to consolidated financial statements. The March 31, 2000 and 2001 information is derived from unaudited financial information contained elsewhere in this form 20-F.


Income Statement Data:

                                                                                               Three Months Ended
                                                          Year ended December 31,                   March 31,
                                  ---------------------------------------------------------  -----------------------
                                    1996       1997         1998        1999       2000         2000        2001
                                  ---------------------------------------------------------  -----------------------
Statement of Operations Data:                           (in thousands, except per share data)
Revenues .....................   $ 45,252    $ 46,769    $ 60,219    $ 87,577    $141,956       $ 30,998     43,703
Cost of revenues sold ........     27,801      25,053      31,273      49,446      76,644         16,112     22,275
                                 --------    --------    --------    --------    --------       --------     ------
Gross profit .................     17,451      21,716      28,946      38,131      65,312         14,886     21,428
                                 --------    --------    --------    --------    --------       --------     ------
Operating expenses:
Selling, general and
administrative expenses ......      7,599      10,342      11,316      13,141      31,316          5,688     11,430
Stock-based compensation .....       --          --          --           532       1,635            862         30
Depreciation and amortization       3,234       4,945       4,415       4,095       6,378            939      3,795
                                 --------    --------    --------    --------    --------       --------     ------
Total operating expenses .....     10,833      15,287      15,731      17,768      39,329          7,489     15,235
                                 --------    --------    --------    --------    --------       --------     ------
Operating income .............      6,618       6,429      13,215      20,363      25,983          7,397      6,193
Other income (expense), net ..       (437)       (878)       (895)     (1,380)      3,817           (284)      (539)
                                 --------    --------    --------    --------    --------       --------     ------
Income before income taxes and
extraordinary item ...........      6,181       5,551      12,320      18,983      29,800          7,113      5,654


                                                                                                          Three Months Ended
                                                      Year ended December 31,                                    March 31,
                                     --------------------------------------------------------------     ----------------------
                                        1996          1997         1998        1999           2000        2000           2001
                                     --------       -------      -------      -------        ------     --------       -------
Statement of Operations Data:                                (in thousands, except per share data)
Provision for income taxes.....           847         1,216        1,482        2,808         2,676        1,230           948
                                     --------       -------      -------      -------        ------     --------       -------
Income before extraordinary item        5,334         4,335       10,838       16,175        27,124        5,883         4,706
Extraordinary item (net of taxes)          59            10           --          375            --           --            --
                                     --------       -------      -------     --------       -------       ------       -------
Net income......................       $5,275        $4,325      $10,838      $15,800       $27,124       $5,883       $ 4,706
                                     ========       =======      =======     ========       =======       ======       =======
Earnings per equity share
  Basic:
      Income before
  extraordinary item........           $ 0.12        $ 0.10       $ 0.26      $  0.28       $  0.39       $ 0.09       $  0.06
      Extraordinary item........           --            --           --      $ (0.01)           --           --            --
      Net income................       $ 0.12        $ 0.10       $ 0.26      $  0.27       $  0.39       $ 0.09        $ 0.06
  Diluted:
      Income before
  extraordinary item........           $ 0.12        $ 0.10       $ 0.19      $  0.25       $  0.39       $ 0.09        $ 0.06
      Extraordinary item........           --            --           --      $ (0.01)           --           --            --
      Net income................       $ 0.12        $ 0.10       $ 0.19      $  0.24       $  0.39       $ 0.09        $ 0.06
Earnings per ADS
  Basic:
      Income before
  extraordinary item........           $ 0.24        $ 0.20       $ 0.52      $  0.56       $  0.78       $ 0.18        $ 0.12
      Extraordinary item........           --            --           --      $ (0.02)           --           --            --
      Net income................       $ 0.24        $ 0.20       $ 0.52      $  0.54       $  0.78       $ 0.18        $ 0.12
  Diluted:
      Income before
  extraordinary item........           $ 0.24        $ 0.20       $ 0.38      $  0.50       $  0.78       $ 0.18        $ 0.12
      Extraordinary item........           --            --           --      $ (0.02)           --           --            --
      Net income................       $ 0.24        $ 0.20       $ 0.38      $  0.48       $  0.78       $ 0.18        $ 0.12
Weighted average equity shares
used in computing
  earnings per equity share
  Basic.........................       42,450        42,450       42,450       57,150        42,450       64,500        76,659
  Diluted.......................       42,450        42,450       56,314       65,596        62,289       66,297        76,659
ADSs used in computing earnings
per ADS
  Basic.........................       21,225        21,225       21,225       28,575        21,225       32,250        38,329
  Diluted.......................       21,225        21,225       28,157       32,798        31,145       33,149        38,329
  Dividends per share...........        $0.02(1)      $0.03(1)     $0.03(1)     $0.04(1)      $0.03(1)        --            --

(1)   Dividends paid for the twelve months ended March 31.

Balance Sheet Data:

                                                               At December 31,
                                       ----------------------------------------------------------
                                         1996          1997        1998        1999         2000
                                       ------        ------    ---------    --------      -------
Cash and cash equivalents......         $1,705        $7,943    $ 12,528     $ 20,662     $ 11,512
Working capital................         10,843        15,424      21,783       29,075       86,859
Total assets...................         49,386        57,224      69,275       87,646      234,736
Long-term debt (net of current           7,787         4,399       5,510          317           30
portion).......................
Total shareholders' equity.....         24,169        34,455      43,280       68,640      189,394
Amount of capital stock........         10,556         9,656      13,238       18,306       20,250

Exchange Rate Information

     The table below provides the following information for the years indicated concerning the number of Indian rupees for which one U.S. dollar could be exchanged:

     .    the noon buying rate at each year end;

     . the average of the noon buying rates on the last day of each month during each year;

     .    the high noon buying rate during the year; and

     .    the low noon buying rate during the year.

     The noon buying rate is the U.S. dollar buying rate in the City of New York for cable transfers in Indian rupees at noon as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are provided solely for your convenience and should not be construed as a representation that rupee amounts actually represent such dollar amounts or that such rupee amounts could have been, or could be, converted into dollars at that rate or at any other rate. We do not use such rates in the preparation of our consolidated financial statements included elsewhere herein. See the notes to our consolidated financial statements included elsewhere in this annual report.


Year                              Year End      Average       High        Low
----                              --------      -------       ----        ---
1996                             Rs. 35.95    Rs. 35.53   Rs. 36.46  Rs. 34.35
1997........................         39.30        36.53       39.30      35.72
1998........................         42.52        41.43       42.65      38.80
1999........................         43.51        43.20       43.59      42.50
2000........................         46.75        45.00       46.82      43.59

     The following table provides information regarding the high and the low noon buying rate for each of the months in the last six months of 2000 and first six months of 2001.

Month                                                  High          Low
-----                                                  ----          ---
July 2000                                          Rs. 45.15    Rs. 44.69
August 2000...................................         46.05        45.15
September 2000................................         46.45        45.65
October 2000..................................         46.90        46.10
November 2000.................................         46.95        46.64
December 2000.................................         46.89        46.73
January 2001..................................         47.47        46.39
February 2001.................................         46.68        46.41
March 2001....................................         46.85        46.55
April 2001....................................         47.07        46.58
May 2001......................................         47.06        46.83
June 2001.....................................         47.09        47.00

On July 6, 2001, the noon buying rate was Rs. 47.17 to $1.

B.   Capitalization and Indebtedness

     Not applicable.

C.   Reasons for the Offer and Use of Proceeds

     Not applicable.

D.   Risk Factors


     Investing in our American depository shares, or ADSs, and equity shares involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below before investing in our ADSs or equity shares. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be harmed. In that case, the value of our ADSs and equity shares could decline, and you could lose all or part of your investment.

                      Risk Factors Related to Our Business

Our inability to hire new qualified information technology professionals or retain our information technology professionals would hinder our ability to grow and serve our clients.

     There is intense global competition, particularly in the United States and India, for information technology professionals with the skills necessary to perform the services offered by us. This intense competition has resulted in rising labor costs. There is also significant emigration of information technology professionals from India, depleting the pool of available technology professionals in India. Currently, we believe that we will need to significantly expand our information technology professional workforce, including our number of project managers for our e-business and other services. We may not be able to hire and retain an adequate number of qualified personnel, or be able to do so in a cost-effective manner. Any inability to hire and retain additional qualified personnel will impair our ability to bid for or obtain new projects and to continue to expand our business. In addition, we cannot assure you that we will be able to integrate and manage new information technology professionals effectively.

     Any increase in our attrition rates, particularly with respect to experienced project managers and software engineers, would adversely affect our business, results of operations and financial condition. The intense level of competition among information technology companies means that skilled personnel are frequently being recruited by other companies offering attractive compensation packages. In addition, approximately 15% of our client contracts permit our clients to hire our information technology professionals as full time employees without penalty. We may not be successful in recruiting and retaining a sufficient number of information technology professionals with the requisite skills to replace those professionals who leave, and our former employees may compete with us in the future. Further, we may not be able to redeploy and retrain our professionals to keep pace with continuing changes in information technology, evolving standards and changing client preferences. Our failure to attract and retain skilled personnel to the extent required would have a material adverse effect on our business, results of operation and financial condition.

If we lose our largest clients or if they significantly reduce the amount of work they give us, our revenues and operating income would be materially adversely affected.

     In the years 2000, 1999 and 1998 , various business units of our largest client, First Data Corp., in the aggregate accounted for approximately 20%, 30% and 29%, respectively, of our revenues. With the recent acquisition of Sky Capital International Ltd., our second largest customer, we have reduced our dependence on major clients. However, we expect that a small number of clients will continue to account for a substantial portion of our revenues for the foreseeable future. As a result, if we were to lose our largest client or have our largest client significantly reduce its volume of business with us or cancel or defer a significant project with us, either because a project ends or because work is moved by the client either in-house or to one of our competitors, our business, results of operations and financial condition would be materially adversely affected.

     Industries in which we have focused our sales and marketing efforts, including the business information services, financial services and telecommunications industries, have begun consolidating and we believe that this trend will continue for a number of years. Industry consolidation or the formation of joint ventures or alliances could reduce our client base, reduce the number of potential clients we can target or decrease the demand for our services. A merger or acquisition of one of our clients may result in the elimination, postponement or reduction of outsourced information technology services utilized by the newly combined company.

If we are unable to manage our growth, our business would be disrupted.

     We have experienced significant growth in recent periods. Our revenues increased approximately 62% in 2000 as compared to 1999, 45% in 1999 as compared to 1998, and 29% in 1998 as compared to 1997. As of March 31, 2001, we employed approximately 2,600 employees worldwide with thirteen software development facilities (four of which are in India), as compared to approximately 1200 employees with four facilities as of January 1, 2000. In April

2000, our U.S. subsidiary, Silverline Technologies, Inc., acquired CIT Canada, a software development firm in Toronto, Canada, for approximately $4.2 million in cash. In September 2000, Silverline Technologies, Inc. acquired Megasys Software Services Inc., an information technology services provider based in Columbus, Ohio, for $6.2 million. On October 3, 2000, we acquired Sky Capital International Ltd., a Hong Kong-based software development company for a cash consideration of $22 million. In March 2001, we acquired SeraNova, Inc. by way of a merger with our subsidiary, Silverline Acquisition Corp., in an all stock transaction valued at about $41,525,000 on March 6, 2001, at the closing of the acquisition. In the merger, we issued former SeraNova, Inc. shareholders 6,227,442 ADSs, representing approximately 14.54% of our then outstanding equity shares. We intend to continue to grow in the foreseeable future and to pursue existing and potential market opportunities, including acquisitions. Our growth has placed, and will continue to place, significant demands on our management and operational resources, particularly with respect to:

     . recruiting and retaining skilled technical, marketing and management personnel in an environment where there is intense competition for skilled personnel;

     .    managing a larger, more complex international organization;

     . expanding our facilities and other infrastructure in a timely manner to accommodate a significantly larger global workforce;

     . maintaining high employee utilization rates, which is important to cover our relatively high fixed costs;

     .    expanding our sales and marketing efforts;

     . providing adequate training and supervision to maintain our high quality standards;

     . strengthening our financial and management controls in a manner appropriate for a larger enterprise; and

     .    preserving our culture, values and entrepreneurial environment.

     In order to manage our growth effectively, we must concurrently develop more sophisticated operational systems, procedures and controls, both in India and elsewhere. If we fail to develop these systems, procedures and controls on a timely basis our business, results of operations and financial condition would be materially adversely affected.

Our quarterly operating results are subject to fluctuations and if we fail to meet the expectations of securities analysts or investors in any quarter, our equity share and ADS price could decline significantly.

     Our quarterly operating results have historically fluctuated and may fluctuate significantly in the future. Accordingly, our operating results in a particular period are difficult to predict and may not meet the expectations of securities analysts or investors. If this were to occur, the share price of our equity shares and ADSs are likely to decline significantly. Factors that may cause our operating results to fluctuate include many of the risk factors discussed elsewhere in this annual report, and also include:

     . the number, size, scope, timing, duration and profitability of our projects due to the long and unpredictable sales cycle of our services;

     . the fixed nature of a significant proportion of our operating expenses, particularly personnel and facilities;

     . the effect of seasonal expenditures on information technology solutions by our clients;

     . the effect of seasonal hiring and training patterns, employee utilization rates and the time required to train and productively engage new employees;

     . the proportion of services performed at client sites rather than at our off- shore facilities, because our profit margins for services performed at our off- shore facilities are higher;

     .    changes in our pricing policies or those of our competitors; and

     .    unanticipated project terminations, delays or deferrals.

     Accordingly, we believe that quarter-to-quarter comparisons of our results of operations are not necessarily meaningful. You should not rely on the results of one quarter as an indication of our future performance.

We generate significant accounts receivable, which could adversely affect our business, operating results and financial condition.

     We generate significant accounts receivable in connection with providing information technology services to our customers. Our accounts receivable increased from approximately $22.8 million at December 31, 1999 to approximately $ 64.9 million at December 31, 2000 to approximately $ 95.9 million at March 31, 2001. Our accounts receivable as a percentage of revenues were approximately 46%, and 26% and 41% as of December 31, 2000, 1999 and 1998, respectively. As of March 31, 2001 our accounts receivable as a percentage of revenue for the immediately preceding four quarters were 62%. In recent years and quarters, the average number of days that our accounts receivable were outstanding have increased in each of the 31-60, 61-90 and 90+ day aging periods. If one or more of our major customers refused to, or were to become insolvent or otherwise unable to, pay for the services provided by us, our business, operating results and financial condition would be adversely affected.

We face intense competition that could cause our revenues and margins to suffer.

     The market for our information technology services is rapidly evolving and highly competitive. We expect that competition will continue to intensify. We face competition in India and elsewhere from a number of companies, including:

     . Indian information technology services companies, such as HCL Technologies, Infosys Technologies Ltd., Satyam Computer Services Limited, Tata Consultancy Services and Wipro Limited;

     . U.S. information technology services companies with off-shore capabilities, such as Cognizant Technology Solutions Corp., Complete Business Solutions Inc. and iGate Capital Corporation;

     . Internet professional services firms, such as AGENCY.COM Ltd., Proxicom Inc., Razorfish Inc., Sapient Corp., Scient, and iXL;

     . Systems consulting and integration firms, such as American Management Systems Inc., Cambridge Technology Partners Inc., Computer Horizons Corp. and marchFIRST;

     . Large international accounting firms and their consulting affiliates, such as Andersen Consulting LLP, Ernst & Young LLP and
          PricewaterhouseCoopers LLP;

     . General management consulting firms, such as McKinsey & Co., Bain & Company and Boston Consulting Group;

     . Outsourcing firms, such as Computer Sciences Corp., Electronic Data Systems Corp., International Business Machines Corp. and Perot Systems Corp.; and

     .    In-house information technology departments.

     Many of our competitors have longer operating histories and client relationships, greater financial, technical, marketing and public relations resources, larger client bases and greater name recognition than we have. Some of these competitors currently provide a broader range of services than we provide.

     Moreover, major U.S. and international companies are increasingly moving a portion of their operations to India and other overseas locations. Part of our competitive advantage has historically been a labor cost advantage relative to service providers in the United States, Japan and Western Europe. Labor costs in India are presently increasing at a significantly faster rate than those in the United States, Japan and Western Europe. These factors will reduce the advantages that we have in terms of a cost effective, highly skilled pool of information technology professionals in India and will mean we may become less competitive over time. As a result, we may not be able to compete successfully against our present or future competitors. For additional information, please see Item 4B "Business Overview--Competition"

The barriers to enter our business are low and new competitors could cause our revenues and margins to decline.

     There are relatively low barriers to entry into our business. We do not own any technologies that preclude or inhibit competitors from entering our markets. Further, many U.S. companies have already established offshore locations in India, either independently or through joint ventures with our domestic competitors. There are no significant barriers to preclude or inhibit these companies from expanding their Indian information technology service operations or other U.S. or other foreign companies from establishing similar operations in India or elsewhere. Our competitors may independently develop and patent or copyright technologies that are superior or substantially similar to our technologies. The costs to develop and provide information technology professional services are low. Therefore, we expect to continue to face additional competition from new entrants into our markets, which could materially adversely affect our business.

If we cannot keep pace with rapidly changing technology, industry standards and client preferences, we will lose business.

     Our market and the enabling technologies used by our clients are characterized by rapid technological change. Failure to respond successfully to these technological developments, or to respond in a timely or cost-effective way, will result in serious harm to our business and operating results. Our success will depend, in part, on our ability to offer services that keep pace with continuing changes in technology, evolving industry standards and changing client preferences. In addition, we must hire, train and retain technologically knowledgeable professionals so they can fulfill the increasingly sophisticated and changing needs of our clients.

     Approximately 31% of our revenues in the 2000 and 35% of our revenues in 1999 was derived from services we provided for mainframe computer systems. The computing environment is increasingly based less on mainframe systems and more on distributed platforms such as client/server and Internet-based networks. There has been debate in the marketplace regarding the future role of mainframe computers. If we do not replace our mainframe service work with other work, our business, results of operation and financial condition would be materially adversely affected.

Our e-business and customer relationship management services require skills and strategies different from our traditional lines of business, and if our e-business and customer relationship management services are not successful, we would lose opportunities to grow our business.

     Many e-business projects, particularly Internet projects as opposed to intranet projects, require skills ranging from understanding and building software architecture to making a client's website user-friendly and attractive. Many of these skills are different from the skills we have developed to date. Also, our e-business projects require us to interact with a broader set of decision makers, including marketing and consulting departments within our clients. Historically, we have mostly dealt with information technology departments. Our lack of relationships with these new decision makers may adversely affect our ability to develop e-business projects. If we are unable to develop or acquire these skills on a timely basis, our e-business services may not be successful and our business, results of operations and financial condition would be adversely affected.

     Additionally, e-business technology is developing rapidly and the competition for e-business projects is intense. The rapid change in e-business technology may not allow us sufficient time to retrain our existing personnel. We may also need to hire project managers with e-business experience, which will be difficult given the intense competition for information technology personnel. At March 31, 2001, we had completed 7 e-business projects, and we were working on another 18 e-business projects.

     We also offer customer relationship management, or CRM, services. Our efforts to develop a CRM service business is subject to the same risks described above for our e-business efforts. We completed 5 CRM projects, and as of March 31, 2001 we were working on 8 other CRM projects.

If the Internet does not continue to develop, our business would be adversely affected because we intend to expand our e-business and CRM services.

     Our future success is substantially dependent upon continued growth in the use of the Internet. The adoption of the Internet for commerce and communications, particularly by those individuals and companies that have historically relied upon alternative means of commerce and communication, generally requires the understanding and acceptance of a new way of conducting business and exchanging information. In particular, companies that have already invested substantial resources in other means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new, Internet-based strategy that may make their existing personnel and infrastructure obsolete. To the extent that businesses do not consider the Internet a viable commercial medium, our client base for Internet related work may not grow.

     In addition, our business may be indirectly impacted if the number of users on the Internet does not increase or if commerce over the Internet does not become more accepted and widespread. The use and acceptance of the Internet may not increase for a number of reasons, including:

     .    actual or perceived lack of security of information;

     .    high cost or lack of availability of access;

     .    congestion of traffic or other usage delays on the Internet;

     . inconsistent quality of service or the lack of availability of cost-effective, high-speed service;

     .    governmental regulation;

     .    uncertainty regarding intellectual property ownership; and

     .    possible outages or other damage to the Internet.

     Published reports have also indicated that capacity constraints caused by growth in the use of the Internet may impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. If the necessary infrastructure, products, services or facilities are not developed, or if the Internet does not become a viable and widespread commercial medium, our business, results of operations and financial condition would be materially adversely affected.

Our revenues are difficult to predict and can vary significantly from quarter to quarter, which adversely affects our ability to manage our business in accordance with our operating budgets.

     We derive our revenues from fees for services generated on a project-by-project basis. These projects may vary in size, scope and duration. A single person may work for a few weeks on a project or over 100 employees may work together on a project for six months. A client that accounts for a significant portion of our revenues in a particular period may not account for a similar portion of our revenues in future periods. A client may or may not engage us for further services once a project is completed. In addition, as discussed below, clients may cancel contracts or defer projects at any time for a number of different reasons. As a result, our revenues are not recurring from period to period, which makes them more difficult to predict.

     Because the work we perform offshore in India yields higher gross margins than the work we perform elsewhere, to the extent the proportion of our work that we perform offshore decreases in any period, our results of operations and financial condition would be adversely affected.

Our clients may terminate projects before completion or choose not to renew contracts, many of which are verbal agreements, which could adversely affect our results of operations.

     Any failure to meet a client's expectations could result in a cancellation or non-renewal of a contract. Our contracts with clients may be terminated by our clients with or without cause, with little or no advance notice and without penalty. Additionally, our contracts with clients typically are limited to a specific project and not any future work. There are also a number of factors other than our performance which are not within our control that could cause the loss of a client. Our clients may demand price reductions, change their outsourcing strategy by moving more work in-house, or replace their existing software with packaged software supported by licensors, any of which would adversely affect our business, results of operation and financial condition.

     Also, approximately 20% of our work in 2000 and 22% of our work in 1999 was performed for clients on the basis of a limited written or verbal work order. Without written contracts in place, our ability to enforce termination provisions as well as collect fees, protect our intellectual property and protect ourselves from liability to others may be impaired.

An increasing portion of our business is subject to fixed-price, fixed time-frame contracts, any of which could prove to be unprofitable for us.

     We sometimes agree to provide our information technology services on a fixed-price, fixed time-frame basis, rather than on a time-and-materials basis. Approximately 25% and 24% of our revenues in 2000 and 1999, respectively, was derived from fixed-price projects. We expect the percentage of our revenues from fixed-price projects will increase in the future. All of our e-business and CRM work is currently done on a fixed-price basis. In addition, increasing competition for information technology services and softening of the economy may result in our clients being able to demand that more of our services be provided on a fixed-price basis. Although we use specified software engineering processes and our past project experience to reduce the risks associated with estimating, planning and performing fixed-price projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. Our business, results of operations and financial condition would suffer if, with respect to a fixed-price project, we fail to either:

     . estimate accurately the resources and time required or the future rates of wage inflation and currency exchange rates; or

     . complete our contractual obligations within the time frame committed. We have committed to make substantial investments in new facilities that could harm our financial condition if our business does not grow significantly.

     We have committed aggregate capital expenditures of $2.4 million for 2001 for the build-out of our existing facilities and we have budgeted an additional $28 million for the further build-out of existing and new facilities. We may spend additional amounts of money on new facilities as our business grows and our clients demands dictate. Because these investments will significantly increase our fixed costs, our results of operations would be materially adversely affected if we are unable to grow our revenues proportionately. We cannot assure you that we will not encounter cost overruns or project delays in connection with any or all of the new facilities. Furthermore, we cannot assure you that future financing for additional facilities, whether within India or elsewhere, would be available on attractive terms.

Future acquisitions, strategic investments and joint ventures are important parts of our business plan, and even if we were able to complete them, they may adversely affect your investment in us.

     We intend to pursue acquisitions of other businesses or technologies. Our continued growth will depend in part on our ability to identify and acquire companies that would complement or enhance our business strategy. Recent acquisitions by us include the following:

     . In April 2000, our wholly owned U.S. subsidiary, Silverline Technologies, Inc., acquired CIT Canada, a software development firm in Toronto, Canada, for approximately $4.2 million in cash. CIT Canada had approximately $3.1 million in annual revenues and 70 employees as of December 31, 1999.

     . As of March 2001, we had invested $49.4 million in Silverline Technologies, Inc. for expansion of its sales and marketing operations and to meet the working capital requirements for the expanded scope of the business. Silverline Technologies, Inc. issued us 53,410 shares of its common stock.

     . In September 2000, Silverline Technologies, Inc. acquired Megasys Software Services, Inc., an information technology services provider based in Columbus, Ohio, for $6.22 million. Megasys Software Services, Inc. had approximately $10.0 million in annual revenues and 149 employees as of December 1999.

     . In September 2000, Silverline Technologies, Inc. invested $6.5 million for a 36% equity interest in Expo 24-7.com, a U.K.-based company, and $5.0 million for a 15% equity interest in Unified Herbal, a U.K.-based company.

     . In October 2000, we acquired our second largest customer, Sky Capital International Ltd., a Hong Kong based information technology consulting company, for $22.0 million. Sky Capital International Ltd. had $24.3 million in revenues for the year ended June 30, 2000 and 100 professionals as of June 30, 2000.

     . In August 2000, we finalized an investment and a strategic alliance agreement with TIS Worldwide, Inc., an e-business solutions integrator that specializes in delivery of Internet-based applications to help corporations increase and improve customer services. We agreed to invest up to $12.5 million for a 6% interest in TIS Worldwide, Inc. We will be TIS Worldwide, Inc.'s exclusive Indian supplier for all software development services for a period of three years. This investment is subject to Indian regulatory approvals. TIS Worldwide, Inc. has operations in 10 offices with over 600 professionals.

     . In March 2001, we completed a merger between SeraNova, Inc., a New Jersey corporation that provides Internet professional services to businesses, and our wholly owned subsidiary, Silverline Acquisition Corp., in consideration of the issue of 6,227,442 ADSs by us to the shareholders of SeraNova, Inc. The all- stock transaction was valued, at the time of its closing on March 6, 2001, at $39.2 million. Following the merger, SeraNova, Inc. became our wholly owned subsidiary and former SeraNova, Inc. shareholders owned approximately 14.54% of our then outstanding equity shares. SeraNova, Inc. had $82.45 million in revenues and 1,050 employees as of December 31, 2000.

     TIS Worldwide, Inc. and SeraNova, Inc. have significant accumulated losses and have not yet made a profit and there can be no assurance that they will ever make a profit or pay a dividend.

     We evaluate acquisitions based on numerous quantitative and qualitative factors. We cannot assure you that we will be able to continue to identify suitable acquisition candidates, available at reasonable terms, obtain any necessary financing on acceptable terms for these transactions, consummate any acquisition or successfully integrate any acquired business with our current operations.

     The intense level of competition among information technology companies may also increase the purchase price for future acquisitions. This makes completing successful acquisitions more difficult and increases the possibility that we could do an acquisition that adversely affects our results of operations. Further, our acquisitions may result in us having to amortize significant amounts of goodwill and other intangible assets, particularly in light of the high valuations of many companies in the information technology industry.

     In the event of any future purchases, we could issue equity shares or additional ADSs, which would dilute the equity interests of existing shareholders and ADS holders, or we may incur debt or assume liabilities. We cannot assure you that we will be able to obtain any additional financing on satisfactory terms, or at all, and this failure would have a material adverse effect on our business, financial condition and results of operations. Additional indebtedness would make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures. The terms of any additional indebtedness may include restrictive financial and operating covenants that would limit our ability to compete and expand.

     Any future acquisitions by us for consideration consisting of our equity shares or ADSs increase the possibility that we may lose our tax holidays. See below--"Our results of operations may be materially adversely affected if tax benefits and other incentives provided to us by the government of India are reduced or withheld. Recently, the government of India has introduced laws that could impair our tax incentives."

     Our business strategy also includes strategic investments and joint ventures with other companies. These transactions are subject to many of the risks identified above for acquisitions.

We may not be able to successfully integrate companies that we acquire, which may adversely affect our business and results of operations.

     Our acquisition strategy may create financial and other challenges which, if not addressed or resolved, would have an adverse affect on our business and results of operations.

     We may not be able to maintain the levels of operating efficiency that any acquired companies had achieved or might achieve separately. Successful integration of each of their operations would depend upon our ability to manage those operations and to eliminate redundant and excess costs. Because of difficulties in combining operations, we may not be able to achieve the cost savings and other size-related benefits that we would hope to achieve with these acquisitions.

     In addition, because our management will have to devote time and attention to integrate the technology, operations and personnel of the businesses we acquire, we may not be able to serve our current clients properly or attract new clients. Also, our senior management faces the difficult and potentially time consuming challenge of implementing uniform standards, controls, procedures and policies throughout our Indian, United States and other foreign offices. Any difficulties in this process could disrupt our ongoing business, distract our management, result in the loss of key personnel or clients, increase our expenses and otherwise adversely affect our business.

     Also, an acquisition may result in a decrease in our gross margins during the period it takes for us to develop the acquired business into one that provides greater value added services. For example, our acquisition of the Lorin Group has resulted in decreases in our gross margins because the Lorin Group primarily provides in-house assignment services, which generally have lower gross margins. For more information, please see Item 5 "Operating and Financial Review and Prospects."

The merger between Silverline Acquisition Corp. and SeraNova, Inc. may cause SeraNova, Inc. to become liable for taxes payable by its former parent, Intelligroup, Inc. in connection with its spin-off of SeraNova, Inc.

     On July 5, 2000, Intelligroup, Inc., the former parent of our wholly owned subsidiary, SeraNova, Inc., distributed its SeraNova, Inc. stock pro rata to its shareholders in a transaction that was treated by both companies as a tax-free spin-off pursuant to section 355 of the Internal Revenue Code. However, Section 355(e) of the Code provides that if one of the companies involved in the spin off is acquired or sold within a two-year period after the spin-off, the spin- off may become taxable to Intelligroup, Inc. SeraNova, Inc. has agreed to indemnify Intelligroup, Inc. for any tax liabilities which Intelligroup, Inc. may incur if the completion of the merger between Silverline Acquisition Corp. and SeraNova, Inc., were to result in the spin-off being deemed a taxable transaction. If Section 355(e) were to apply, it is possible that Intelligroup, Inc. would be liable for tax in an amount as high as $60-$65 million, to which would be added interest and, possibly, penalties. SeraNova, Inc. is obligated to indemnify Intelligroup, Inc. for those amounts. Please also see Item 5A "Operating Results."

Deferred stock-based compensation expenses could adversely affect our financial condition and results of operations.

     Our reported income has been and may continue to be affected by stock option grants under our various employee benefit plans. Under the terms of these plans, employees may be granted rights to purchase equity shares at a discount to the current market value. Such grants require us to record non-cash compensation expenses amortized over the vesting period of the stock option rights. In 2000 we incurred approximately $1,635,086 million in deferred stock-based compensation expense and we expect to incur additional charges through the period ending March 31, 2003. In 1999, we incurred approximately $532,000 in deferred stock-based compensation expense as a result of options being granted in November 1999 under our Indian Employee Welfare Trust Program. If the market price of our equity shares increases materially, we would be required to record significantly higher compensation expense in connection with the grant of future stock option rights to purchase equity shares under our employee benefit plans, which would adversely affect our reported operating results. See Item 5A "Operating Results-- Overview," and Item 6E "Share Ownership - Employee Benefit Plans."

We depend on senior management and other key personnel for our future success and we have no protection if they leave us.

     Our success depends significantly upon the continued contributions of members of our board of directors, senior management and other key personnel, including Messrs. Ravi Subramanian, our founder and Chairman of the Board of Directors, Krishna K. Subramanian, our Vice Chairman of the Board of Directors and Executive for International Initiatives, and Shankar Iyer, our President, Chief Executive Officer and director. The only employment agreement we have with our senior management and other key personnel is with our full time director, K. Mohan Subramanian, and it does not restrict any of our senior management and other key personnel from leaving us and competing against us. The loss of any such persons could have a material adverse effect on our business, results of operations and financial condition. Except with respect to Mr. Ravi Subramanian, we do not have any life, disability or key man insurance policies covering these persons. Further on July 12, 2001, we announced that Shankar Iyer will be leaving our company after a period of three months.

The global nature of our operations could strain our management resources.

     Our software development facilities are currently located in India, the United States, Canada, Australia, Egypt and the U.K. Our directors, executive officers and other key employees are similarly dispersed. In addition, we maintain offices in Mumbai, India, Picataway, New Jersey, Oakbrook, Illinois, Toronto, Canada, London, The U.K., Nuertingen, Germany, Cairo, Egypt, Hong Kong, Tokyo, Japan, Melbourne and Sydney, Australia to market and sell our services in those countries and surrounding regions. This geographic dispersion requires significant management resources that our more locally based competitors do not need to devote to their operations.

     In addition, we may develop new software development facilities or sales offices in other regions. The development of new infrastructure could have a material adverse effect on our business, results of operations and financial condition.

     In addition, our lack of experience with facilities outside of India and the United States subjects us to further risk with regard to:

     . foreign regulation, including restrictions against the repatriation of earnings, acquisitions, export requirements and restrictions, and multiple and possibly overlapping tax structures; and

     . overseas facilities management, including difficulties relating to administering our business globally and managing foreign operations and currency exchange rate fluctuations.

     If we fail to manage our geographically dispersed organization, our business, results of operations and financial condition may be materially adversely affected.

Our technology may be subject to infringement claims by third parties or clients, which could adversely affect our business and results of operations.

     Substantial litigation regarding intellectual property rights exists in the software industry. In connection with our operations, we license software from, and develop software applications for, various third parties. Although we believe that our services do not infringe upon the intellectual property rights of third parties, we cannot assure you that such a claim will not be asserted against us in the future by third parties from whom we have licensed software or by other third parties who allege misappropriation of their proprietary products and processes. We expect that the risk of infringement claims against our clients and us will increase if more of our competitors are able to obtain patents for software products and processes.

     Further, a portion of our business involves the development of software for client engagements. Ownership of client-specific software is generally retained by the client. Also, in 1997, we sold to International Technology Ventures, LLC rights to software products, computer equipment and the intellectual property rights, if any, which we may have developed, and may in the future develop, in connection with specific projects. We cannot assure you that our clients or assignees will not assert intellectual property claims against us and that disputes will not arise which will affect our ability to resell or reuse these applications.

     We typically indemnify our clients against intellectual property claims. Assertion of claims against our clients or us could result in litigation, and we may not prevail in the litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. Any of these claims, regardless of their outcome, could harm our reputation, damage our relationships with clients, result in substantial costs to us, divert management's attention from its operations and could adversely affect our business, results of operation and financial condition.

We are not insured against all potential losses and we could be seriously harmed and our reputation damaged by unexpected liabilities.

     Many of our contracts involve projects that provide benefits to our clients' businesses that may be difficult to quantify. Any failure in a client's system could adversely affect our reputation and result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we generally attempt to limit our contractual liability for damages arising from negligent acts, errors, mistakes or omissions in rendering our services, we cannot assure you that we will be able to do so in all cases or that any limitations of liability set forth in our service contracts will be enforceable in all instances, or will otherwise protect us from liability for damages. In addition, our failure to meet client expectations or to deliver error free services may result in adverse publicity for us and damage to our reputation.

     We maintain general liability insurance coverage, including coverage for errors or omissions. However, we cannot assure you that:

     . our insurance coverage will be available in sufficient amounts to cover one or more significant claims that are successfully asserted against us;

     . our insurance coverage will continue to be available to us in the future on reasonable terms, including reasonable premium, deductible and co-insurance requirements; or

     .    our insurer will not disclaim coverage as to any future claim.

     Our business, results of operations and financial condition would be materially adversely affected if any of these developments were to occur.

We may be materially adversely affected by the softening of the economy.

     We believe that the economic slowdown in the U.S. may affect our revenue growth and operating results. There are indications that the economic slowdown in the U.S. has impacted the growth prospects of companies that operate in some industry segments including the insurance, banking and financial services and telecom segments. Consequently, these companies may cut their information technology spending or postpone decisions regarding new expenditure with respect to information technology spending.

     In a recent article, dated June 8, 2001, The Economic Times, an Indian newspaper, discussed the downward revision for Indian software exports which could affect us. A source quoted in the article said that the software exports growth rate for the year 2001 has dropped 20 percent and that the worst-case scenario would be a drop of up to 30 percent. Some organizations such as Nasscom and IDC India have scaled down their growth estimate for the year 2001. They attribute their downward revisions to a possible cut in the information technology spending of major US companies, most of whom are clients of Indian software companies.

     Since the biggest market for Indian software exports is the US, the slowdown in the US economy has generated fears that there might be slowdown in the future business of Indian companies.

     A decrease in our product revenues or margins or increase in the number of days it takes as to collect our accounts receivables due to the softening of the economy would adversely affect our results of operations and financial condition.

We may be materially adversely affected by problems associated with integrating the SeraNova acquisition.

     To achieve the benefits which we expect from the acquisition of SeraNova which we completed on March 6, 2001, we will need to integrate the operations of SeraNova into our operations quickly and efficiently. The integration of SeraNova into our company is complex and time consuming, and requires substantial attention from our management. The resulting diversion of management attention from other matters, and any difficulties encountered in the integration process, could have a material adverse effect upon our sales, level of expenses, operating results and financial conditions.

     Furthermore, SeraNova engages in some aspects of the internet strategy and technology implementation services business in which we have only limited experience. If we are unable to integrate SeraNova's activities with our own, some of the anticipated benefits of the merger could be lost.

     In addition, the merger of SeraNova was accounted for under the "purchase" method of accounting in accordance with accounting principles generally accepted in the United States of America. Under the purchase method, a portion of the purchase price was allocated to goodwill and intangible assets which have to be amortized over the next seven years or the estimated useful life of the intangible assets, respectively. Such amortization will reduce our future earnings per share and could adversely affect the price of our equity shares and ADSs.

     Furthermore, on July 5, 2001, the Financial Accounting Standards Board, or the FASB, concluded the voting process on its business combinations project. Board members unanimously voted in favor of the two statements: Statement No. 141, "Business Combinations" and Statement No. 142, "Goodwill and Other Intangible Assts". Both statements will change the accounting for business combinations and goodwill in two significant ways. First, Statement No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interest method will be prohibited. Second, Statement No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus amortization of goodwill, including goodwill recorded in past business combination, will cease upon adoption of that statement, which for companies with calendar year ends, will be January 1, 2002.

     Risks Related to Investment in Us Because We Are an Indian Company

Our results of operations may be materially adversely affected if tax benefits and other incentives provided to us by the government of India are reduced or withheld.

     We have benefited from certain significant tax incentives under Indian tax laws. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities so far. These tax incentives, until the financial year ended March 31, 2000, included:

     . a 10-year tax holiday from payment of Indian corporate income taxes for operation of our Indian facilities, all of which are "Export Oriented Units" or located in "Software Technology Parks" or "Export Processing Zones"; and

     . an income tax deduction of 100% for profits derived from exporting information technology services, which is an alternate tax benefit available to us.

     We have been eligible to use either of the two tax incentives. We are also currently eligible for exemptions from other taxes, including customs duties.

     The Finance Act, 2000 and 2001 have made several changes to the provisions under which we claimed tax benefits. These changes are as follows:

     . The scope of the tax benefit available to software development centers has become much more restricted. Under the old provision, 100% of the business profits earned by such units were exempt from income tax. Now, this exemption applies only to the export income earned by these units.

     . This exemption is being phased out over the financial years 2000-2001 to the financial year 2008-2009. Accordingly, facilities set up on or before March 31, 2001 would have a 9-year tax benefit, new facilities set up on or before March 31, 2002 would have a 8-year tax benefit and so forth until the tax benefit under this provision would not be available to new facilities set up after March 31, 2009. Our tax benefits extend until 2002, 2003, 2008 and 2009, respectively, for our Mumbai (Bombay), Chennai (Madras) and our new Thane and new Chennai facilities. As SeraNova (Hyderabad) was demerged from Intelligroup (which has been claiming 10A benefit from 1996-1997) in January 2000, SeraNova can claim 10A benefit up until the year ending March 2006. In other words, SeraNova was set up in the year 1999-2000 and 10A benefit is available until the year 2005- 2006 (April - March). Channai was set up in the year 1999-2000 and 10A benefit is available for 10 years up until the year 2008-2009. Bangalore was set up in the year 1999-2000 and was closed in the year 2000-2001. 10A benefit can be claimed for both these years.

     . Indian software companies lose this tax benefit with respect to a particular software development center if there is a change of more than 49% in their ownership between the last date of the financial year in which that software development center was set up and the last date of any subsequent financial year. As a result, companies are more likely to lose their tax benefits if large shareholders sell their shares or if new shares are issued in order to raise capital, for acquisitions or otherwise. In addition, companies are more likely to lose their tax holidays with respect to their older facilities, because more time will have elapsed in which to accumulate the 49% ownership change. As SeraNova (Hyderabad) was demerged from Intelligroup (which has been claiming 10A benefit from 1996-97) in January 2000, SeraNova can claim 10A benefit up until the year ending March 2006. In other words, SeraNova was set up in the year 1999-2000 and 10A benefit is available until the year 2005-2006 (April - March). Channai was set up in the year 1999-2000 and 10A benefit is available for 10 years up until the year 2008-2009. Bangalore was set up in the year 1999-2000 and was closed in the year 2000-2001. 10A benefit can be claimed for both these years.

     A number of aspects of the Finance Act, 2000 and Finance Act 2001 are as of yet unclear, including whether such change would be interpreted to deprive a company of its tax holidays if, as in our case with respect to our two oldest software development centers, our record ownership changes more than 49% without an accompanying change in beneficial ownership. Based on consultations with our Indian tax advisors, we believe that this change in record ownership only should not cause the loss of these tax benefits. However, our belief could be wrong. In addition, the understanding of the definition of beneficial ownership as of yet is unclear. If we are deemed to have lost our tax holidays in 2000 with respect to our two oldest centers, we estimate that our provision for income taxes for this year would increase by approximately $6.0 million. The Finance Act, 2001 exempts a company from losing this benefit only if there is a change in its shareholding as a result of: (1) the company becoming a company in which the public are substantially interested; or (2) disinvestment of the equity by a venture capital company or a fund.

     Moreover, if in the future we were to lose our tax holidays with respect to our two newest software development centers, our provision for income taxes would increase by substantially more than that and would have a material adverse effect on our net income and the trading prices of our equity shares and the ADSs. Indian software companies lose the tax benefit with respect to a particular software development center if there is a change of more than 49% in their ownership between the last date of the financial year in which that software development center was set up and the last date of any subsequent financial year.

     As a result of the combined effect of the Finance Act, 2000 and 2001 the income tax deduction available to profits derived from exporting information technology services, which is an alternate tax benefit available to us, are phased out over five years in the following manner: 80% deduction for the year beginning April 1, 2001, 70% deduction for the year beginning April 1, 2002, 50% deduction for the year beginning April 1, 2003, 30% deduction for the year beginning April 1, 2004 and no deduction thereafter. When our income tax deductions decrease or terminate, our business, results of operations and financial condition could be materially adversely affected. Further, the government of India could enact similar laws in the future, which could further impair our other tax incentives.

Any adverse developments in political or economic conditions in India could cause our business or stock price to suffer.

     We are a public limited company incorporated under the laws of India. Many of our directors and executive officers and a majority of our employees, assets and facilities are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by political, social and economic developments in India, including changes in exchange rates and controls, interest rates and government of India policies, including taxation and foreign investment policies.

     The role of the Indian central and state governments in the Indian economy as producers, consumers and regulators is substantially larger than the role of U.S. and Western European governments. The government of India has changed six times since 1996. India's current government, formed in October 1999, has announced policies and taken initiatives that continue to support the economic liberalization policies that were pursued by previous governments. However, the economy and businesses, including ours, remain heavily regulated. We cannot assure you that these liberalization policies will continue or that the rate of economic liberalization in India will not decline. Nor can we assure you that Indian laws, government policies, foreign investment restrictions, currency exchange rates and other matters generally affecting information technology companies will not change. Any significant change in Indian economic liberalization and deregulation that may occur with respect to these matters could materially adversely affect business and economic conditions in India generally and our business, results of operations and financial condition in particular.

     In addition, financial turmoil in certain Asian countries, Russia and elsewhere in the world in 1998 significantly affected the world's securities markets, including in the United States and India. Financial downturns in these countries could cause decreases in securities prices on the United States and Indian exchanges, including the market prices of our equity shares and the ADSs.

Regional conflicts between India and its neighbors could adversely affect the Indian economy and cause our business to suffer.

     India's relations with neighboring Pakistan, each a nuclear power, are tense. In April 1999, India and Pakistan each conducted long-range missile tests. Since May 1999, military confrontations between India and Pakistan have occurred in the disputed Himalayan region of Kashmir. India's relations with neighboring China are also tense. Events of this nature in the future could influence the Indian economy and have a material adverse effect on the market for securities of Indian companies and on our business.

Trade sanctions against India could significantly harm our business.

     In May 1998, the United States imposed economic sanctions against India in response to India's testing of nuclear devices. The United States later waived some of these sanctions in response to the government of India's indication that it would sign the Comprehensive Test Ban Treaty. In April 1999, India and Pakistan conducted long range missile tests which were met with an expression of regret from the United States and other countries subjecting India to additional sanctions. These sanctions, or additional sanctions, could restrict our access to technology that is available only in the United States and that is required to operate our business. We cannot assure you that any of these sanctions will continue to be waived, that additional economic sanctions of this or a similar nature will not be imposed, or that sanctions will not have a material adverse effect on our business or on the markets for our equity shares in India and ADSs in the United States.

The government of India may not grant our approvals for acquisitions or investments in non-Indian companies that we may need to grow our business.

     Under Indian law we cannot make any acquisition of, or investment in, a non-Indian company without governmental approval. We cannot assure you that the government of India will grant the required approvals or, even if it does, that such approvals will not have conditions attached to them that may render such acquisitions or investments unfeasible.

     This approval process may require us to submit project and feasibility reports and may take a significant amount of time. We may not receive governmental approval on a timely basis, if at all. Since acquisitions and investments are an important part or our growth strategy, our business may be adversely affected by these approval requirements.

     Even if we are able to successfully acquire or invest in a non-Indian company, dividends or profits realized from the acquired company may have to be remitted to us in India within a period of 60 days from the date on which they are declared. Further, we would be required to remit to India any entitlements due to us by way of royalty, technical fees and other entitlements within a period of 60 days from the date they become due from the acquired non-Indian company. This may subject us to a risk of the depreciation of the Indian rupee for repatriated funds.

Indian income tax surcharges and dividend taxes may adversely affect us and the holders of our ADSs.

     The statutory corporate income tax rate in India was 35% plus a 10% surcharge, resulting in an effective statutory tax rate of 38.5% until the financial year ending March 31, 2001. The Finance Act, 2001 has reduced the surcharge to 2%, resulting in effective statutory tax rate of 35.7%. Because our Indian tax incentives do not apply to dividends we receive from subsidiaries, such dividends will be subject to this 35.7% tax rate, depending on the availability of foreign tax credits. Currently, our U.S. subsidiaries are required by the government of India to remit dividends to us which will be subject to corporate income tax plus the surcharge in India and U.S. withholding taxes, subject to the benefits available under the U.S.-India tax treaty and available foreign tax credits. The government of India may increase the corporate tax rate and the surcharge in the future which may increase our tax liabilities to the extent we receive significant dividends from our U.S. subsidiaries.

     In addition, dividends declared, distributed or paid by us were subject to a tax of 22%, including the 10% surcharge until March 31, 2001. The Finance Act, 2001 has reduced this tax with effect from June 1, 2001 to 10.2%, including the 2% surcharge. We cannot assure you that dividend distribution taxes and surcharge thereon imposed by the government of India will not be increased in the future. This tax is neither paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation. We have declared and paid cash dividends of 1.75 rupees (approximately $0.04) per equity share in 2000,
1.75 rupees (approximately $0.04) per equity share in 1999 and 1.25 Indian rupees (approximately $0.03) per equity share in 1998. For the financial year ended March 31, 2001, we have declared a cash dividend of 1.25 rupees (approximately $0.03) per equity share. Although we intend to continue dividend payments, we cannot assure you that any future dividends will be declared or paid, or as to the amount of those dividends. To the extent we do pay dividends these dividends will be taxed as described above, in addition to any other tax payable on dividends by holders of our ADSs.

Cumulative taxation of distributions of earnings of SeraNova, Inc.'s Indian subsidiary.

     Earnings of SeraNova India, the wholly owned subsidiary of SeraNova, Inc., can be subject to cumulative taxation. First, those earnings can be subject to Indian corporate income tax at 37.7% and will be subject to a 10.2% Indian dividend tax when distributed by SeraNova India to SeraNova, Inc. Second, this distribution to SeraNova, Inc will subject to U.S. Federal income tax reduced by a foreign tax credit for foreign income taxes paid by SeraNova India on the earnings treated as distributed, subject to generally applicable limitations on the foreign tax credit. Tax on any distribution SeraNova, Inc. receives in a taxable year in which it has a net operating loss carryover or a current operating loss will be eliminated first by the loss and to that extent will cause the credit for foreign taxes paid by SeraNova India to carry over to one or more other taxable years, possibly resulting in the loss of the credit by reason of the limitations on carryovers. Third, when distributed by SeraNova, Inc. to us, the earnings of SeraNova India will be subject to a 15% U.S. withholding tax. Fourth, the receipt of those earnings by us will subject us to Indian corporate income tax at 37.7%. Finally, those earnings will be subject to 10.2% Indian dividend tax when distributed by us to our shareholders and ADS holders, and be subject to further tax in the United States payable by a holder of our ADSs or equity shares that is a United States person.

Risk related to uncertainty of tax implications in India of the merger between Silverline Acquisition Corp. and SeraNova, Inc.

     Cross border mergers and acquisitions by Indian companies such as the acquisition of SeraNova by us and future acquisitions which we make in the U.S. and other countries are new phenomena. There is no direct precedent in respect of the tax implications of such transactions. Therefore, there is considerable uncertainty regarding the issues that may be raised by the Indian tax authorities for such transactions. Therefore, we cannot give an assurance as to the interpretation of these transactions by the Indian tax authorities.

Labor costs in India are increasing at rapid rates, which could adversely affect our competitive position and reported results.

     Our labor costs in India have historically been significantly lower than labor costs in the United States for comparably skilled information technology professionals. According to an October 1999 report by Software Productivity Research, a research firm, the average annual wage rate for software professionals in India is approximately 10% of the average annual U.S. rate for equivalent professionals. However, our labor costs in India for information technology professionals increased by approximately 23% and 25% during the periods from 2000 to 2001 and from 1999 to 2000, respectively, while during the same periods our labor costs in the United States increased only 10% in total for comparably skilled professionals. We expect this trend to continue in the future, especially given the intense global competition for, and shortage of, information technology professionals. These labor cost increases continue to have an adverse effect on our profit margins and may erode our competitive advantage.

U.S. immigration law may restrict our ability to hire non-U.S. workers and therefore affect our business.

     Our non-U.S. worker personnel, who are employed on temporary and extended assignments at our offices or clients' facilities in the United States, are required to obtain employment authorization from the U.S. Immigration and Naturalization Service. As of March 31, 2001, approximately 80% of our personnel in the United States were either employed pursuant to specialty occupation ("H-1B") status (525 persons) or intracompany transferee ("L-1") status (91 persons). Both H-1B and L-1 visas have maximum durations. H-1B visas may be obtained for a maximum period of 6 years. L-1 visas may be obtained for up to 5 years for individuals with specialized knowledge and up to 7 years for executives and managers. As a result of these time limits, we may have a disruption with the provision of services. There may be additional delays in staffing a project due to processing times in the adjudication of the H-1/L-1 petitions.

     Every U.S. governmental fiscal year (October 1--September 30) there is a limit to the number of H-1B professionals that may enter the United States. Once that limit has been reached for the fiscal year, we will not be able to hire additional non-U.S. workers, with H-1B status, until the beginning of the new fiscal year. In the past few years this cap has been reached prior to the end of the fiscal year. The limited availability of H-1B visas may affect our ability to staff projects. (The U.S. government does not place a limit on the number of L-1 visas available each fiscal year.) Changes in the immigration laws could also potentially have an adverse impact on our ability to provide services to clients as well as a material and adverse effect on our operational and financial condition.

     A significant percentage of our workforce is comprised of non-U.S. employees. Under the American Competitiveness and Workforce Improvement Act, or the ACWIA, companies that are dependent on H-1B employees will have to make attestations to the Department of Labor that they are not displacing qualified U.S. workers in favor of non-U.S. workers. As of January 19, 2001, the company must comply with Department of Labor regulations published on December 20, 2000 that implement the American Competitiveness and Workforce Improvement Act of 1998 (ACWIA). In particular, the ACWIA requires employers to determine if they are H-1B dependent, and if so then to comply with certain additional attestations regarding anti-displacement and recruitment of US worker obligations.

Indian courts might not enforce judgments rendered outside of India and you may not be able to bring an original action in India or enforce a U.S. judgment in India, which may adversely affect your ability to sue us.

     We are a public limited company incorporated under the laws of India. Many of our directors and executive officers and a majority of our employees reside outside the United States, and their assets and a majority of our assets are located outside the United States. It may be difficult for you to effect service of process on these directors, executive officers and Indian experts. In addition, it will be extremely difficult for you to enforce judgments obtained in the United States in India, including judgments based on the civil liability provisions of the federal securities laws of the United States.

     Since there is no reciprocal treaty between the United States and India for enforcement of judgments rendered in the United States, a judgment of a court in the United States may be enforced in India only by a suit upon the judgment, not by proceedings in execution. A suit upon the judgment must be brought in India within three years from the date of the judgment. In this type of suit, a defendant can raise defenses that the judgment:

     .    has not been pronounced by a court of competent jurisdiction;

     .    has not been given on the merits of the case;

     . appears on its face to be founded on an incorrect view of international law or a refusal to recognize the law of India were applicable;

     .    has been obtained in proceedings opposed to natural justice;

     .    has been obtained by fraud; or

     .    is founded on a breach of law or public policy in India.

     A party seeking to repatriate any amount recovered on a foreign judgment is required to obtain approval from the government of India. Also, there are significant delays in obtaining resolutions of lawsuits in India. In addition, it is highly unlikely that an Indian court would enforce a U.S. judgment if it believed the amount of damages awarded to be excessive, inconsistent with Indian practice or in the nature of punitive damages.

     Importantly, Indian courts will not enforce U.S. default judgments. As a result, an Indian defendant could elect simply not to appear in any U.S. proceeding against it, which would leave the U.S. plaintiff with a default judgment that is unenforceable in India.

     We have also been advised by our Indian legal counsel that it is theoretically possible that a party may file an original suit in India against our directors, our executive officers or us that is predicated upon the provisions of the civil liability provisions of the federal securities laws of the United States. To our knowledge, no suit predicated on the federal securities laws of the United States has ever been brought in India. It is highly unlikely that a court in India would award damages on the same basis as a U.S. court if such an action is brought in India.

The trading price of our ADSs may be materially adversely affected by exchange rate fluctuations between the U.S. dollar and the Indian rupee.

     Fluctuations in the exchange rate between the U.S. dollar and the Indian rupee may affect the value of your investment in our ADSs. Specifically, as the relative value of the Indian rupee to the U.S. dollar declines, as it has generally over the past several years, each of the following values will also decline:

     . the U.S. dollar equivalent of the Indian rupee trading price of equity shares in India and indirectly the U.S. dollar trading price of our ADSs in the United States;

     . the U.S. dollar equivalent of the proceeds that you would receive upon the sale in India of any equity shares that you withdraw from the depositary; and

     . the U.S. dollar equivalent of cash dividends, if any, paid in Indian rupees on the equity shares represented by the ADSs. Our results of operations may be materially adversely affected if the Indian rupee appreciates against the U.S. dollar.

     Although a majority of our revenues is denominated in U.S. dollars, a portion of our expenses, including labor costs as well as capital and operating expenditures, are incurred in Indian rupees. In the years 2000, 1999 and 1998, our U.S. dollar-denominated revenues represented 89%, 99% and 98%, respectively, of our total revenues; and rupee-denominated expenses represented 13%, 21% and 19%, respectively, of our total expenses. We expect that, for the foreseeable future, a majority of our revenues will continue to be generated in U.S. dollars and a portion of our expenses will continue to be denominated in rupees. As a result, our results of operations will be adversely affected to the extent that the rupee appreciates against the U.S. dollar. During the five-year period from 1996 through 2000 the value of the rupee against the U.S. dollar has declined. However, we cannot assure you that the value of the rupee will continue to decline against the U.S. dollar.

Your ability to sell in India any of our equity shares received upon conversion of any ADSs may be subject to delays if approvals required from the government of India.

     ADS holders seeking to sell in India any of our equity shares received upon conversion of any ADSs, will require approval from the government of India for each transaction, unless the sale of the equity shares is made on an Indian stock exchange or in connection with an offer made under Indian regulations regarding takeovers. We cannot guarantee that any approval will be obtained in a timely manner or at all. Because of possible delays in obtaining requisite approvals, investors who hold equity shares may be prevented from realizing gains during periods of price increases or limiting losses during periods of price declines. For additional information, please see Item 10 "Additional Information - Exchange Controls."

Our service delivery model is subject to potential disruption in telecommunications and power, which would adversely affect our business.

     Our service delivery model requires us to maintain active voice, data and video communications among our clients' offices, our software development facilities and our other offices in India and the United States. Indian telecommunications infrastructure and power delivery is generally less reliable than telecommunications infrastructure and power delivery in the United States. Any significant loss of, or disruption in, local utility and telecommunications services would have a material adverse effect on our business, results of operations and financial condition.

Trading stoppages and closures at The Stock Exchange, Mumbai, The National Stock Exchange, The Madras Stock Exchange Ltd., Chennai and The Stock Exchange, Ahmedabad may adversely affect the trading price of our ADSs.

     Our equity shares are listed in India on The Stock Exchange, Mumbai, the Madras Stock Exchange Ltd., Chennai and The Stock Exchange, Ahmedabad. Our equity shares are also traded on The National Stock Exchange and most major exchanges in India. Over 90% of recent trading in our securities has been carried out on The Stock Exchange, Mumbai and The National Stock Exchange.

     The regulation and monitoring of Indian securities markets and the activities of investors, brokers and other participants differs, in some cases significantly, from those in the United States and Western European countries. Indian stock exchanges have in the past experienced problems, including temporary exchange closures, broker defaults, settlement delays and strikes by brokerage firm employees, which, if these or similar problems were to continue or recur, could affect the market price and liquidity of the securities of Indian companies, including our equity shares and ADSs, in both domestic and international markets. There have been several occasions when trading was disrupted for up to five hours on The Stock Exchange, Mumbai due to power outages.

     There have been no closures of The Stock Exchange, Mumbai and The National Stock Exchange in response to "panic" trading or large fluctuations. The Stock Exchange, Mumbai and the National Stock Exchange do, however, have a specific price band for each security listed. When a price fluctuation exceeds the specified limits of the price band, trading of the security is stopped for that trading session. Such price volatility controls and the specific price bands are decided by each individual exchange and may differ from exchange to exchange. A closure of or trading stoppage on The Stock Exchange, Mumbai and The National Stock Exchange could adversely affect the price of the equity shares represented by the ADSs and would consequently affect the trading price of the ADSs. In addition, the liquidity and trading patterns of securities quoted on The Stock Exchange, Mumbai may be substantially different from those of securities quoted on the New York Stock Exchange. Historical trading prices, therefore, may not be indicative of the prices at which the ADSs will trade in the future. For additional information, please see Item 9A "Offer and Listing Details."

The inadequacy of public records in India means that you may not be able to obtain reliable information about us.

     Information relating to litigation and bankruptcies are not on public record in India and as a result it is difficult to obtain conclusive information on us regarding these matters from searching public records. Even documents, which are filed by us, may not be available for public inspection if the Registrar of Companies believes that they have not been completely filled in. Consequently, the information publicly available about us in India may be inadequate and may not contain material documents. In addition, the filing systems in the Registrar of Companies office are manual, not electronic, and otherwise imperfect and documents filed by us may not be available or complete.

                           Risks Related to the ADSs

Pre-emptive rights in respect of the equity shares underlying our ADSs may be unavailable to United States ADS holders, which would reduce their proportional ownership interests in us.

     Under Indian law, prior to issuing any new equity shares, we must offer holders of our equity shares pre-emptive rights to purchase a proportionate number of shares to maintain their existing ownership, unless the pre-emptive rights have been waived by three-fourths of our shareholders present and voting at a general meeting.

     Although the government of India has begun to allow non-resident holders to exercise pre-emptive rights, the government of India could reverse its position in the future. In addition, before U.S. holders may exercise pre-emptive rights, a registration statement under the U.S. Securities Act of 1933 must be filed by the issuer and must be effective with respect to the securities relating to such rights, unless an exemption from the registration requirements of the Securities Act is available.

     At the time of any pre-emptive rights offering, we will evaluate the costs and potential liabilities associated with filing a registration statement, as well as the perceived benefits of enabling holders of the ADSs to exercise their pre-emptive rights. We cannot assure you that we will file a registration statement or otherwise seek the approval of the government of India.

     If in the future our ADS holders are allowed to exercise pre-emptive rights, the equity shares may be issued to the depositary, which may sell them for the benefit of the holders of the ADSs. We cannot assure you of the value, if any, that the depositary would receive upon the sale of those equity shares.

     To the extent that holders of the ADSs are unable to exercise pre-emptive rights, the proportional interests of such holders in us would be reduced. For additional information regarding the pre-emptive rights of holders of ADSs, please see Item 10B "Memorandum and Articles of Association."

Holders of ADSs may be restricted in their ability to exercise voting rights.

     As a holder of our ADSs, you generally will have the right under the deposit agreement to instruct the depositary to exercise voting rights for the equity shares represented by your ADSs.

     At our request, the depositary will mail you any notice of any shareholders' meeting received from us, together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. If the depositary receives voting instructions for a holder of ADSs on a timely basis, it will endeavor to vote the securities representing the holder's ADSs in accordance with those voting instructions.
The ability of the depositary to carry out voting instructions, however, may be limited by practical and legal limitations, such as time zone differences and logistical problems.

     We cannot assure that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. If no voting instructions have been received by the depositary, the depositary will appoint a person designated by us as proxy to vote the securities. For additional information regarding the voting rights of holders of equity shares, please see "Item 10B "Memorandum and Articles of Association--Voting Rights."

We may experience volatility in our share price, which could negatively affect your investment.

     The trading price of the ADSs and equity shares may be volatile. Indian securities markets are substantially smaller than the securities markets in the United States and Western Europe and have been extremely volatile from time to time. The market for technology and Internet-related companies also has been extremely volatile and fluctuations often have been unrelated to the operating performance of particular companies. These fluctuations may adversely affect the trading price of our shares, regardless of our actual operating performance.

Requirements under Indian law relating to the payment of dividends may reduce the value of the equity shares underlying the ADSs.

     Under current Indian laws, we may pay cash dividends out of our profits in the financial year in which the dividend is declared or out of our undistributed profits from previous financial years. A financial year beings on April 1 and ends on March 31 in the immediately following year.

     With respect to equity shares issued by our company during a particular financial year of our company, cash dividends declared and paid for that year were prorated from the date of issuance to the end of that financial year. However, pursuant to a letter dated February 18, 2001 issued by the Securities and Exchange Board of India, shares issued by Indian companies whose shares are being traded compulsorily in dematerialized form in India, should be pari-passu in all respects so that the same ISIN number as the other outstanding shares can be allotted to the newly issued shares. The shares issued by our company are being traded compulsorily in dematerialized form and hence, shares issued during the course of a financial year after February 18, 2001 will be treated in the same way as the equity shares already issued by our company in the past. Therefore, dividends on such shares will be paid for the full year even though they have been issued during the course of the year. In addition, to the extent that we distribute cash dividends, if exchange rates fluctuate during a time when the depositary cannot convert Indian rupees into U.S. dollars, you may lose some or all of the value of the distribution.

     Although we have typically paid cash dividends and has no current intention to discontinue these dividend payments, we cannot assure you that any future dividends will be declared or paid or as to the amount of those dividends.

The market for the ADSs may be illiquid which could increase the volatility in our ADS price and reduce the price at which you could sell the ADSs.

     There is no public market for our equity shares in the United States. Although the holders of the ADSs are entitled to withdraw the equity shares underlying their ADSs from the depositary at any time under current Indian law, withdrawn equity shares may not be re deposited with the depositary. Therefore, the number of outstanding ADSs will decrease to the extent that any equity shares are withdrawn from the depositary, which may adversely affect the market price and the liquidity of the market for the ADSs.

           Risks Related to Our Corporate Charter and Share Ownership

Our officers, directors and affiliated entities, including Silverline Holdings Corp., own a large percentage of our company and could significantly control us in ways that might not be favored by our other shareholders and the holders of our ADSs.

     Messrs. Ravi Subramanian and Krishna K. Subramanian, together with entities affiliated with them, including Silverline Holdings Corp., currently own approximately 23.05% of our outstanding equity (see Item 7A "Major Shareholders") and could own further shares pursuant to the warrants issued to them (see Item 7B "Related Party Transactions-Issuance of Warrants to Promoter Company"). These shareholders may have interests that conflict with those of our other shareholders and, if acting together, these shareholders would likely be able to control most matters requiring approval by our shareholders, including the election of directors and the approval of significant corporate transactions. For example, these shareholders could delay or prevent a change in control of, or discourage a potential acquirer from making a tender offer for or otherwise attempting to obtain control of, our company, even if such a transaction would be favored by our other shareholders.

     In addition, 3.5 million shares of Silverline Holdings Corp. and 6.5 million of our equity shares that are held by Mr. Ravi Subramanian are pledged to a bank-lending group that could foreclose on those shares in the event of default under the loan agreements. If an event of default were to occur under the loan agreements, the control of our company by Silverline Holdings Corp. and Mr. Ravi Subramanian would be diminished and a significant block of shares could be held or transferred by the respective lenders who might not act in the best interests of our other shareholders.

Compliance with provisions under Indian law could delay or prevent our acquisition, even if an acquisition would be beneficial to our shareholders.

     Certain provisions under Indian law may have the effect of delaying, preventing or making more difficult an acquisition or merger of our company, even if the acquisition or merger is beneficial to our shareholders. Indian law requires any person who acquires 5% or more of our equity shares to disclose the same to each stock exchange on which our shares are listed in India.

     In addition, if any person or its associates acquires more than 15% of our equity shares, that person must publicly offer to acquire another 20% of our equity shares. However, no public offer is required if a person who holds between 15% and 75% of our equity shares does not acquire more than an additional 5% of our equity shares in any 12-month period. These requirements do not apply to the acquisition of ADSs, but will apply upon conversion of ADSs into equity shares.

     Our charter documents provide for a staggered board of directors, which means a potential acquirer would have to wait more than two years before being able to elect enough directors to take over control of our Board of Directors. We currently have nine directors, and our charter documents allow our board to appoint additional directors, up to a maximum of twelve total directors, without shareholder approval.

     These provisions could delay or prevent a change in control of our company, impede a business combination or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company and thus could have a material adverse effect on the market price of the ADSs.

Most of our ADSs issued in the merger with SeraNova, Inc. are eligible for immediate resale; substantial sales of ADS shares could cause the market price to fall.

     Following the merger with SeraNova, Inc. we had 85,654,884 equity shares outstanding, including approximately 12,454,884 equity shares represented by ADSs issued in connection with the merger. If former SeraNova, Inc.'s shareholders sell a large number of our ADSs in the public market, the trading price of our ADSs could decrease dramatically. Further, any perception that these sales could occur could also result in a dramatic decline in the trading price of our shares. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

     Four directors and executive officers of SeraNova, Inc., Messrs. Rajkumar Koneru, Nagarjun Valluripalli, Ravi Singh and Rajan Nair, have agreed with us that without our written consent, they will not sell on the New York Stock Exchange the ADSs they receive in the merger between SeraNova, Inc. and Silverline Acquisitions Corp. for a period of one year from the effective date of the merger ending March 5, 2002. Nevertheless, most of our ADSs issued in the merger, most of the our equity shares, and all the ADSs issued prior to the merger are currently, freely tradable. Sales of substantial amounts of our equity shares and ADSs, or the availability of such shares for sale, could materially adversely affect the market price of our ADSs. Further, 1,329,454 ADSs held by Messrs. Rajkumar Koneru and Nagarjun Valluripalli are pledged with Bank of America against their margin accounts. Recently, Bank of America has been threatening to sell these ADSs or the underlying shares to recover the amount due to them.

Our lenders may be entitled to appoint directors to our Board of Directors.

     Our articles of association give our lenders, as well as some Indian public financial institutions, the right to appoint their own nominees to our Board of Directors. A lender may only exercise this right to the extent permitted under its loan or other agreement with us. We have been advised by our Indian counsel that this provision is common in the articles of association of Indian companies.

     Our articles of association provide that any directors nominated to our Board of Directors by lenders will not be subject to re-election. Indian law limits the number of directors not subject to re-election to be one-third of the total number of directors on our Board of Directors not subject to re-election include directors nominated by lenders, as well as wholetime directors and managing directors. Wholetime directors work full time for us and are appointed for a fixed term that may be determined by our Board of Directors. Our existing Board of Directors includes one wholetime director who has been appointed for a fixed term of five years expiring in November 2003, and no managing directors. Accordingly, the most directors our lenders could currently nominate to our Board of Directors is one-third of the total size of our Board of Directors. Our articles of association provide that our maximum Board size is 12 directors, however, this number does not include the nominee directors, ex-officio directors, special directors, directors nominated by debenture holders and mortgage holders.

     We do not currently have any lender nominated directors on our Board of Directors, and our existing loan agreements do not currently grant our lenders the right to nominate directors. However, we may in the future grant our lenders this right, especially since it is common practice in India for Indian public financial institutions and other lenders to have nominee rights.

ITEM 4.  INFORMATION ON THE COMPANY
         --------------------------

A.   History and Development of the Company

     We were incorporated under the laws of the Republic of India on April 13, 1992 for an indefinite term. We are a public limited liability company and operate under the Indian Companies Act, 1956, as amended. Our principal place of business are located at Kolshet Road, Dhokali, Thane (West), India 400607 and our telephone number is 91-22-5338160. Our registered office is at 1405 Maker Chamber V Nariman Point, Mumbai 40002, India. Our address on the internet is www.silverline.com. The information on our website is not incorporated by reference into, and does not constitute a part of, this annual report.

     We are an India-based provider of information technology services. We provide consulting services for customized projects, architect and implement open client server systems, perform offshore development, maintenance and support, and re-engineer and maintain legacy systems. We provide e-business solutions, customer relationship management, legacy transformation, and application development, maintenance and outsourcing.

     In April 2000, our wholly owned U.S. subsidiary, Silverline Technologies, Inc., acquired CIT Canada, a software development firm in Toronto, Canada, for approximately $4.2 million. CIT Canada had approximately $3.1 million in annual revenues and 70 employees as of December 31, 1999.

     As of March 2001, we had invested $49.4 million in Silverline Technologies, Inc. for expansion of its sales and marketing operations and to meet the working capital requirements for the expanded scope of its business. Silverline Technologies, Inc. issued us 53,410 shares of its common stock.

     In September 2000, Silverline Technologies, Inc. acquired Megasys Software Services, Inc., an information technology services provider based in Columbus, Ohio, for $6.22 million. Megasys Software Services, Inc. had approximately $10.0 million in annual revenues and 149 employees as of December 1999.

     In September 2000, Silverline Technologies, Inc. invested $6.5 million for a 36% equity interest in Expo 24-7.com, a U.K.-based company, and $5.0 million for a 15% equity interest in Unified Herbal, a U.K.-based company.

     In October 2000, we acquired our second largest customer, Sky Capital International Ltd., a Hong Kong based information technology consulting company, for $22.0 million. Sky

Capital International Ltd. had $24.3 million in revenues for the year ended June 30, 2000 and 100 professionals as of June 30, 2000.

     In August 2000, we finalized an investment and a strategic alliance agreement with TIS Worldwide, Inc., an e-business solutions integrator that specializes in delivery of Internet-based applications to help corporations increase and improve customer services. We agreed to invest up to $12.5 million for a 6% equity interest in TIS Worldwide, Inc. We will be TIS Worldwide, Inc.'s exclusive Indian supplier for all software development services for a period of three years. This investment is subject to Indian regulatory approvals. TIS Worldwide, Inc. has operations in 10 offices with over 600 professionals.

     In March 2001, we completed a merger between SeraNova, Inc., a New Jersey corporation that provides Internet professional services to businesses, and our wholly owned subsidiary, Silverline Acquisition Corp., in consideration of the issue of 6,227,442 ADSs by us to the shareholders of SeraNova, Inc. The all-stock transaction was valued, at the time of its closing on March 6, 2001 at $39.24 million. Following the merger, SeraNova, Inc. became our wholly owned subsidiary and former SeraNova, Inc. shareholders, owned approximately 14.54% of our then outstanding equity shares. SeraNova, Inc. had $82.45 million in revenues and 1,050 employees at December 31, 2000.

B.   Business Overview

Overview

     We are an Indian provider of information technology services. We offer our clients a broad range of these services, including application development, migration and maintenance, and e-business solutions. We have also begun to focus on CRM services.

     Our flexible off-shore/off-site delivery capabilities, which we use on many of our projects, allow us to access highly skilled, relatively low cost information technology professionals in India and to integrate our work on a client project at one of our software development centers with our efforts at the project site. We undertake engagements both on a project management basis, where we have complete responsibility for managing the project, and, to a lesser extent, on a more integrated basis where our employees work in-house for our clients' information technology departments. Some of our project management assignments are also done exclusively on-site at the project's location. We believe that our services are distinguished by our proven processes and methodologies.

Industry Background

The Information Technology Professional Services Industry

     Worldwide demand for information technology services is growing and certain segments within the information technology services market are experiencing particularly strong growth. According to International Data Corporation, an information technology market research firm, the market for Internet professional services will grow from $16 billion in 1999 to approximately $99 billion in 2004. In addition, Information Data Corporation predicts that the total worldwide information technology services market related to CRM solutions will increase from $33.2 billion in 1998 to approximately $125 billion by 2004.

     Factors contributing to the growth in the information technology services industry, as it transitions from a traditional back-office role to becoming a key driver in competitively positioning enterprises, include:

     . Impact of the Internet. International Data Corporation estimates that there were approximately 56 million Internet users in the U.S. at year-end 1998 and that by 2002 there will be approximately 137 million Internet users in the U.S. We believe that the development of the Internet has resulted in increased customer expectations, reduced barriers to market entry, reduced costs and increased competition. As a result, companies are seeking to build, implement or enhance their existing or alternative solutions, as well as offer more sophisticated Internet services in order to meet customers' expectations, remain competitive and effectively benefit from new customer information. We believe that companies that are able to successfully develop and maintain an Internet presence will be able to more efficiently conduct business with their partners and suppliers, communicate with customers and employees, and address the rapidly growing, global base of business-to-customer and business-to-business online transactions.

     . Competitive necessity. Deregulation, globalization and technological innovation are accelerating the pace of business competition. Companies face constant pressures to improve the quality of their products and services, reduce the cost and time to market them, improve operating efficiencies and strengthen customer relationships. In order to achieve these objectives, companies are re- engineering their business processes and improving their information systems to enable and support their re-engineered processes. Using information technology as a strategic tool for addressing critical business issues enables enterprises to reduce cycle times and production costs, improve the rate of introduction of new products and services and price products and services more competitively.

     . Increasing complexity of information technology. Designing, developing and implementing information technology solutions has become increasingly complex. Information technology departments must integrate and manage computing environments often consisting of multiple operating systems, databases, programming languages and networking protocols, and must implement both custom and packaged software applications. Many businesses do not have the time, resources or experience to keep pace with rapid industry and technological changes or to build appropriate and cost-effective information technology solutions. Globally, enterprises are increasingly focusing on their core business competencies and outsourcing to specialized firms to provide information technology solutions on a timely basis and assist them in changing business processes to meet specific business objectives.

     . Growth in packaged software applications. Businesses are increasingly turning to e-commerce, CRM and enterprise resource planning packaged software applications such as those made by BroadVision, Inc.,

          Commerce One, Inc., Oracle Corporation, SAP AG and Siebel Systems Inc. Businesses use these integrated applications packages to replace, on an enterprise-wide basis, existing or legacy applications that have limited functionality and integration capability. Customizing and implementing these packages is often a major undertaking that requires highly specialized skill sets and functional experience, all of which is in short supply. International Data Corporation forecasts that custom application development and maintenance services will grow worldwide from $18 billion in 1999 to $23.4 billion in 2004.

     As a result of these trends, together with recent advances in telecommunications, We believe companies are increasing their reliance on the outsourcing of information technology services. Businesses seek experienced information technology services providers that not only have the knowledge and experience to address the complexities of rapidly changing technologies, but also possess the capability to understand and automate their business processes and organizational knowledge base. The number of available, qualified technical professionals has not kept pace with the development of the Internet and the increasing demand for information technology services, particularly in regions such as North America, Western Europe and Japan.

     Historically, information technology services companies used offshore professionals primarily to supplement internal project management staffing requirements of their customers. More recently, information technology services companies have increasingly used offshore resources to provide higher value-added project management services, such as e-business, application development, and migration. We believe that our off-shore infrastructure offer a number of benefits over more traditional outsourcing methods, including faster delivery of new information technology solutions, more flexible scheduling and significant cost savings.

      However, in recent months we have witnessed an unprecedented turbulence in the technology sector in the US, which in turn has contributed to a slowdown in the overall economy. Technology sector valuations have dropped; revenue shortfalls, profit warnings and layoffs have become commonplace; most dot-coms are on the way to accelerated oblivion; and the urgency for large corporations to adopt new initiatives has declined.

      Information technology budgets are now subject to careful consideration. Companies now seek to maximize the return on their information technology investments and therefore focus on short-gestation projects that promise predictable, substantial payoffs. As the me-too approach to new technology experimentation fades out, CIOs increasingly focus on consolidation, integration and convergence imperatives, rather than on radical advances in technology infrastructure. There is an unmistakable shift towards value-for-money and, as a result, towards longer decision-making cycle times.

      Clearly, these are challenging times for an information technology services company. As self-preservation and prudence descend on US industry, the near-term demand outlook for information technology services is not as promising as in the boom years. The immediate future is therefore uncertain.

      Indeed, it is during times like these that industries undergo profound transformations. The information technology services sector has begun to witness an unprecedented flight to quality. Customers, investors and employees will gravitate towards companies that have committed high-quality management teams, deep client relationships, an impeccable track record of customer satisfaction, a de-risked business model, high financial discipline, a strong value system and, above all, the ability to manage change.

      We believe that large corporations are still in the early stages of their e-business build-out and will face huge integration and enhancement imperatives with their existing systems. Further, despite the current venture funding environment, we believe that select high-quality ventures will continue to push the technology envelope and will need strong information technology partnerships to achieve their vision.

      Further, we strongly believe that, at the end of the ongoing turbulence, India will emerge stronger than ever as a preferred destination for information technology outsourcing. With many US-based Information Technology services players facing extinction, with value-for-money emerging as a key CIO imperative, and with the increasing recognition of the quality of its talent, India is all set to consolidate its position as a major force on the global Information Technology services map.

      We continue to be in close contact with our clients and have factored in our growth expectations from both existing and new clients. Nevertheless, we continue to be fully prepared to tap into additional business opportunities that may arise and intend to have all the ingredients of growth in place - infrastructure, people, processes and systems. We also continue to focus on building strong relationships with large corporations, gaining an in-depth understanding of their decision cycles, and maintaining an impeccable record in customer satisfaction.

The Indian Information Technology Industry

     Since the late 1980's, a significant amount of information technology work has moved offshore. Many large international software firms, such as Microsoft Corporation, Oracle Corporation, SAP AG and Sun Microsystems Inc. have set up operations in India. Large multinationals also use Indian companies to outsource software services. According to a study released in December 1999 by McKinsey & Company, Inc. on behalf of India's National Association of Software and Service Companies or NASSCOM, approximately 20% of Fortune 1000 companies utilize the services of Indian information technology companies. In addition, the McKinsey study states that information technology services exports from India have grown at a compounded annual growth rate of more than 50% a year since 1992.

     According to the McKinsey study, overall revenues from the Indian information technology software and service industry have grown from $150 million in 1988-89 to $3.9 billion in 1998-99. Further, the McKinsey study states that NASSCOM should target $87 billion in annual revenues from the industry by 2008.

     We believe that India's growth in the information technology services industry is attributable to the following factors, among others:

     . Large base of highly skilled information technology professionals. According to NASSCOM, India, with 4.3 million technical workers, currently has the second largest English-speaking pool of scientific professionals, second only to the

          United States. There are over 1,900 educational institutions, including engineering colleges, technical institutes and polytechnics that annually train over 73,500 computer professionals. In addition, we believe that the quality of technical training in India is among the highest in the world.

     . High quality information technology services companies. Indian information technology services companies have developed the capability to deliver a high quality product. Many of India's leading information technology services companies have been measured against international quality standards and have received certification and recognition for their processes and quality controls. A NASSCOM analysis of international quality standards conducted in December 1999 showed that about 145 of the top 300 Indian information technology service companies had already been assessed by the International Standards Organization, a standards assessment organization, at ISO 9000. ISO 9000 is a model for quality assurance in design, development, production, installation and services. As of December 1999, 12 of the 19 organizations worldwide that had achieved Level 5 certification under the Software Engineering Institute's Capability Maturity Model (or "SEI-CMM"), a rating system for information technology companies, were Indian companies. Further, as of December 1999, 15 of the 40 organizations worldwide that had achieved SEI-CMM Level 4 certification were Indian companies.

     . Significantly lower wages for information technology professionals. India's sizable pool of information technology talent is available to companies worldwide at relatively low labor costs. According to an October 1999 report by Software Productivity Research, a research firm, the average annual wage rate for software professionals in India was then approximately 10% of the average U.S. rate. Although wages in India are rising significantly faster than in the United States, the wage rate differential is anticipated to remain a substantial competitive advantage for Indian companies in the foreseeable future.

     . Near 24-hour service using time zone differences. Indian information technology companies use the 9 1/2 to 10 1/2 hour time difference between India and the eastern United States to create, when combined with U.S. operations, a near 24-hour software development office.

e-commerce Potential

     An industry report projects that global e-commerce revenues reached $95 billion in 1999, and will exceed $1.3 trillion by 2003. The projections are based on Peterborough, New Hampshire-based ActivMedia Research's sixth annual "Real Numbers behind Net Profits" study.

     The report states "Expanding cross-language capabilities create increasingly permeable global boundaries. Speedy digital information flow facilitates free trade and business worldwide. Political improvements coupled with faster, more efficient cross-cultural communications are fueling global e-commerce."

     The report also states:

     .    72% of web sites are still based in the U.S.;

     .    92% of e-commerce is generated through U.S.-based web sites;

     .    Exports are becoming increasingly critical to U.S. e-commerce growth;
          and

     . 9 in 10 revenue dollars are product and service sales, not advertisements.

     The eConsumer Shopping Report projects that a steady growth trend will continue through 2002 when total U.S. consumer electronic commerce consumer revenues are expected to reach $65.6 billion. The report also projects the number of online buyers will grow at an average annual rate of 20%, increasing from 38.8 million at year-end 1999 to 67.2 million in 2002. As total online consumer revenues and the number of online buyers continue to climb, the average annual online expenditure per buyer, which was $479 in 1999, projected increase at a rapid yearly pace to reach $976 in 2002.

     The consumer e-commerce segment is projected to grow to $26 billion by 2002, and business-to-business e-commerce is projected to increase from $16 billion in 1998 to $268 billion in year 2002, according to a recent eMarketer report. The consumer segment of e-commerce business conducted on the web, will increase to $26 billion by the year 2002, more than 12 times for year 1998 figures. The business-to-business segment of e-commerce is outpacing consumer dollars worldwide and will account for the majority of web-based revenues through 2002. The report concludes that the business-to-business segment will increase to $268 billion in the year 2002, from $5.6 billion in 1997 and $16 billion in 1998.

The Silverline Solution

     We believe that the combination of the following capabilities and characteristics enable us to capitalize on the rapid growth in the information technology services industry and to provide a faster time to market, comprehensive, flexible solutions to our clients:

     A broad range of information technology services. We provide a broad range of information technology services, including application development, migration and maintenance, and e-business solutions. We have also begun focusing on CRM services. We have significant software project knowledge and experience across multiple systems and technologies that we believe allow us to function as a virtual extension of our clients' information technology departments. Instead of using multiple vendors to design and implement complex information technology projects, our clients are able to rely solely on us to provide strategy, coding and implementation of their information technology solutions. By using us as their single source provider of information technology services for a project, our clients are able to reduce their time to market.

     Proven, scaleable processes with SEI-CMM Level 4 rating. We have developed our own proven processes and methodologies in order to facilitate timely, cost-effective management and the seamless delivery of well documented, high quality software projects in multiple locations using on-site, off-site and off-shore personnel. The processes and methodologies we use at our four software development facilities in India conform to ISO 9001 standards and were assessed in December 1999 as SEI-CMM Level 4. We are continually improving our processes and methodologies so that they can be used in conjunction with the latest technologies.

     Highly skilled, relatively low cost information technology professionals in India. As of March 31, 2001, 67% of our approximately 2,400 information technology professionals were employed at our four software development centers in India. We have approximately 75 project managers and senior technical personnel on our staff that provide in-depth project management experience to our clients. Our information technology professionals have experience over a broad range of competencies, averaging more than 5 years of industry and technical experience per person. Our four software development centers in India and our operations in the U.S. permit us to provide near 24-hour service. Our Indian software development centers are staffed with relatively low cost professionals, whose average annual wages are, according to an October 1999 report by Software Productivity Research, a research firm, approximately 10% that of their U.S. counterparts. For large projects with short time frames, our multiple offshore facilities allow for simultaneous processing of various development phases to accelerate delivery time. In addition, we are able to use the excess capacity of our clients' existing computing facilities during off-peak hours through our software development centers. This allows us to undertake additional projects without substantial client investment in new hardware and software.

     In-house training institute. In 1993, we established an in-house training facility, the Silverline Institute, to address our training needs on an on-going basis. Our institute is located in Mumbai (Bombay) and Chennai (Madras), India, offering technical training, along with non-technical leadership skills development and trains approximately 800 professionals annually. We make offers of employment to some of the graduates of our institute. We are currently training our own information technology professionals through the Silverline Institute on many of the latest e-business technologies. The facility also offers training to equip new employees for meeting specific client project needs. We also offer training programs to selected clients as a distinct value-added service. We believe that the Silverline Institute provides us with a competitive advantage in recruiting and retaining information technology professionals. In addition, we believe that our educational collaborative relationships with two governmental organizations, namely India's Centre for Development of Advanced Computing and the National Center for Software Technology, helps us to attract quality information technology professionals.

     Our industry-specific knowledge and experience. We have extensive knowledge and experience in the following industries: business information services, financial services, telecommunications, automotive, healthcare and insurance, and technology. We disseminate this knowledge and experience throughout our company using our intranet. We intend to continue to expand our capabilities through acquisitions and hiring. We believe our knowledge and experience helps us reduce our learning curve on new engagements in these industries, and accurately deliver solutions that effectively address the challenges that our clients face.

Our Business Strategy

     Our business strategy emphasizes on the following elements:

     Expand Our services offerings. The Internet is a catalyst for change in the business world and is generating opportunities for information technology services firms. We intend to capitalize on this opportunity by expanding our e-business and CRM services. We are currently training, through the Silverline Institute, and recruiting information technology professionals in these technologies. The percentage of our revenues derived from our e-business and CRM services has grown from 10% in 1999 to 32% in 2000. We expect that the percentage of our revenues from Internet professional services will increase significantly in 2001 due to the acquisition by way of a merger of SeraNova, Inc. We also intend to continue to enhance our processes and methodologies as new information technologies and challenges emerge. We believe that continued expansion of our service offerings will enhance long-term relationships with our clients.

     Increase the services we performed offshore. We are continually seeking to provide a greater proportion of our services at our offshore facilities rather than at our client sites or at our New Jersey facility. The services we perform at a client's site typically generate higher revenues per information technology professional because we charge higher rates for work performed on-site and on-shore. However, on-site or on-shore services result in lower profit margins than equivalent services performed off shore at our facilities in India primarily because the compensation expenses associated with providing services at these locations are disproportionately higher. By moving services offshore, we are able to significantly reduce our costs, allowing us both to charge our clients lower rates and to earn higher profit margins. We have been successful in performing a significant proportion of our e-business services at our offshore software development centers.

     Develop and enhance long-term client relationships. In 2000, approximately 90% of our revenues was generated from companies that were also our clients in 1999. In 1999, approximately 65% of our revenues was generated from companies that were also our clients in 1998. We believe that our long-term client relationships provide substantial cross-selling opportunities, especially for newer technologies, such as e-business and CRM solutions. We will continue to emphasize our strategy of building long-term, broad relationships with our clients in an effort to obtain higher margin, more complex projects.

     Attract and retain skilled personnel. Our success depends on our ability to attract, train, motivate and retain highly skilled information technology professionals. We focus our recruiting efforts on the top students from the engineering departments of Indian universities as well as lateral candidates.
We seek to attract, motivate and retain our information technology professionals by offering:

     . multiple professional challenges and the opportunity to work in one or more of our consulting and training divisions;

     .    the ability to work with leading-edge technologies;

     . attractive compensation plans that align employees' interests and goals with our own;

     .    a stimulating, flexible and entrepreneurial work environment; and

     . the opportunity to receive ongoing technical training at our in-house training institute, the Silverline Institute.

     Pursue additional strategic acquisitions and relationships. We believe that acquisitions will continue be an important part of our expansion strategy. For our recent acquisitions, please see Item 4A "History and Development of the Company." We are pursuing additional acquisitions or strategic transactions in order to enhance our geographic and industry presence and broaden our service offerings and skills. We seek acquisition candidates that complement our existing business strategy and have a good client base and strong employee retention levels.

     In addition, a critical element of our expansion strategy is to use industry-leading software to deliver high quality information technology solutions. We have established relationships with a number of companies, including Active Software Inc., Digital Island, Inc., Microsoft Corporation, Relativity Technologies, Inc., SEEC, Inc., Siebel Systems Inc., Versata Inc. and Videsh Sanchar Nigam Ltd. We believe that these relationships have resulted in direct referrals and enhanced industry recognition. We also believe that these relationships enable us to broaden our client base, maintain technological leadership and increase overall competitiveness. We intend to expand and develop our relationships with software companies serving the information technology market to benefit from joint marketing opportunities and shared technical and industry knowledge.

     Capitalize on our investments in infrastructure. Since 1993, we have made significant investments in infrastructure that allow us to perform engagements off-site with full integration of our systems and our client's systems, while sensitive databases, programs, development and support activities remain at the client's site. We currently maintain sales offices in the United States, India, Canada, the United Kingdom, Germany, Egypt, Japan, Hong Kong, and Australia. We intend to expand our global sales and marketing infrastructure by hiring new sales and marketing personnel, opening additional sales offices in the United States and Western Europe, and increasing our marketing expenditures. We believe that increasing our geographic presence will enhance our ability to establish and support new client relationships. We have dedicated satellite connectivity enabling voice, data, Internet and video conferencing among our offices and between our clients and us. This enables our employees and clients to work productively with less regard for location, technical platform or time zone. In addition, we have substantial unused space at our new software development centers in Thane and Chennai, which, as they are built-out, will give us the capacity to house approximately 2,000 additional information technology professionals. As capacity, client and geographic demands require, we intend to continue to expand our current facilities and may construct new facilities.

Our Service Offerings

Application Development

     We design, develop and implement our clients' applications in a wide variety of programming languages, architectures and platforms. A typical application development project includes:

     .    assessment, strategy and definition;

     .    application design and customization;

     .    database design;

     .    user interface design;

     .    implementation; and

     .    testing.

     We have developed process and methodologies that we believe enables us to efficiently implement solutions. In addition, we have a library of our own reusable software that allows our project managers and consultants to accelerate development.

Application Migration and Maintenance

     Our application migration services assist clients in converting to new technologies while extending the life cycle of their existing, functional systems. Migration projects include re-engineering software to transfer applications from mainframe to client/server architectures, which links large computers, or servers, with smaller computers and other system components, or clients, or from existing operating systems to UNIX or Windows NT or to update from a non-relational or non-integrated to a relational or integrated database technology. Our application maintenance services include on-going management, systems maintenance, support, testing and enhancement of software applications. As with our other services, we developed proven processes and methodologies that govern the planning, execution and testing of the software migration and maintenance.

e-business

     We enable our clients to engage in e-commerce and otherwise use the Internet and corporate intranets by providing the following services:

     .    Internet integration;

     .    Internet, intranet and extranet strategy;

     .    intranet and extranet development; and

     .    website design.

     Our e-business solutions have focused on integrating clients' legacy applications, which have limited functionality and integration capability, with the Internet and developing corporate intranet applications to transmit clients' data through the Internet or a corporate intranet in a more effective manner.
We have also developed custom Internet software solutions and adapted Internet-based components to function with our clients' existing software applications. At March 31, 2001, we had completed 7 e-business projects and were working on 18 other e-business projects, each of which we expect to generate $500,000.

SeraNova's Strategy Consulting

     Changing market places and competitive pressures are forcing companies to pursue multiple Internet initiatives at the same time. Often companies pursue these initiatives in an isolated and uncoordinated manner. As a result, many companies fail to capitalize on the opportunity to integrate their Internet initiatives within a broader corporate strategy. SeraNova's strategy consultants work with clients to help them define their competitive positioning and tailor a strategy that is designed to provide competitive advantages. SeraNova utilizes its industry experience and knowledge of specific business processes to formulate executable Internet strategies that are closely tied to the client's overall business objectives and operations.

SeraNova's Internet-based Application Development

     SeraNova's technology professionals utilize the strategic plan and recommendations from its strategy consultants and rapidly develop effective applications that are aimed at enabling one or more strategic business processes. These offerings are focused on four primary enterprise stakeholders: customers, suppliers, employees and business partners.

     Customer Interaction Applications. SeraNova believes that the Internet offers its clients an opportunity to reach customers on a global basis and to target specific services and products based on their customers' needs. The Internet allows companies to significantly reduce their customer acquisition costs. SeraNova designs and implement customer focused applications that enable clients to engage in personalized interactions with their customers and prospects over the Internet. These applications allow SeraNova's clients to establish long-term relationships with their customers, segment customers based on specific criteria, tailor their marketing efforts to individual customers, and rapidly grow their online customer base by attracting and serving prospects with relevant information.

     Electronic Procurement Applications. The Internet has created an opportunity to re-engineer procurement processes. SeraNova created new Internet-enabled procurement processes for businesses and implemented Internet-based applications that automate their online procurement cycle. SeraNova believes that these electronic procurement applications streamline clients' procurement processes and deliver significant direct cost-savings to our clients.

     Employee Services Applications. SeraNova has gained significant experience in designing and implementing Internet-based applications that provide employees with the relevant and timely information needed to effectively perform their job. In addition, SeraNova develops applications that help its clients provide a range of services over the Internet to its client reducing certain of its client's existing human resources costs.

     Channel Management Applications. Our clients interact with multiple business partners like dealers, resellers and distributors. While the Internet can serve as a cost-effective channel for selling products and services within certain industries, it can often result in channel conflicts. For example, automotive manufacturers selling vehicles directly over the Internet can create a conflict with their dealer network. Through careful planning and execution, it is possible to resolve these conflicts and have the Internet and traditional channels co-exist and often complement each other. SeraNova builds channel management applications that expand, integrate and manage multiple channels.

SeraNova's Application Management

     As business processes become more complex, the Internet applications, websites and related databases that support these processes must be updated and their functionalities must be expanded. Application management is an integral part of our comprehensive offering. Following the deployment of an Internet solution, SeraNova provides comprehensive application management services including timely updates, application upgrades, additional application development, management of information systems and transition onto new technology platforms. These services improve SeraNova's clients' ability to dynamically adjust their business processes and effectively address changing market opportunities. SeraNova performs these functions from its delivery centers in Phoenix, Arizona, and Hyderabad, India.

     SeraNova's clients can choose to have its application management team work at their location or at our numerous support facilities, or it can provide 24-by-7 maintenance and support from its Internet Development Center located in Hyderabad, India. Most clients choose a combination of the above options to achieve the optimal set of services and cost savings. SeraNova typically does not host applications for its clients, unless requested to do so. SeraNova can perform the required application management services regardless of where the customer's Internet applications are hosted.

Customer Relationship Management

     We have recently begun to offer CRM services. As of March 31, 2001, we completed 5 CRM projects and were working on 8 CRM projects. In addition, we assigned a number of our professionals to work in-house on CRM solutions with a few of our clients. Our CRM services enable our clients to more effectively manage their customers as key assets and focus on improving customer relationships, maximizing revenues per customer, enabling better assessment of prospective customer opportunities and preferences, and identifying new customers. We are a Certified Siebel Consulting Partner in the United States and Canada. We are capable of delivering integrated CRM solutions encompassing sales force field service and marketing automation and customer service support.

Quality Standards

     Our project management, risk management and quality control processes and methodologies undertaken at our software development centers in India are certified both under SEI-CMM Level 4 and ISO 9001.

     SEI-CMM Level 4 Certification: In December 1999, three of our software development centers in India were certified at SEI-CMM Level 4. As of November 1999, of the 21 organizations worldwide that had achieved SEI-CMM Level 5 certification, 10 of them were Indian. Further, as of November 1999, 14 of the 40 organizations worldwide that had achieved SEI-CMM Level 4 certification were Indian companies. The SEI-CMM is recognized within the information technology industry as one of the leading standards for measuring the effectiveness, or maturity, of information technology development and management processes. This maturity model describes the key elements of an effective software process, outlining an evolutionary improvement path through five maturity levels, from an ad hoc, immature process (Level 1), to a mature, disciplined and repeatable process (Level 5). The SEI-CMM covers practices for planning, engineering and managing software development and maintenance, which improve the ability of organizations to meet goals for cost, schedule, functionality and product quality. According to the Software Engineering Institute, the key process areas at Level 4, which is described as the managed level, focus on establishing a quantitative understanding of both the software process and the software work products being built. This level of process capability allows an organization to predict trends in process and product quality because the process is measured and operates within measurable limits, and results in software products of a predictably high quality.

     ISO 9001 Certification: Two of our software development centers in India have been certified as being in compliance with ISO 9001. ISO 9001 is a series of standards that provide specifications and guidelines for establishing, documenting and maintaining an effective quality management system. The purpose of ISO 9001 is to demonstrate an organization's commitment to quality, their capability to satisfy customer requirements and ultimately achieve total customer satisfaction through the prevention of error. ISO 9001 conformance gives an organization the capabilities and tools to implement continuous improvement programs that will ultimately translate into good product and service quality. Over 100 countries are members of the International Standards Organization and participate in writing and revising the organization's standards. The principles and disciplines of ISO 9001 are accepted and recognized worldwide as a sound basis for quality management systems.

Clients

     We provide our services primarily to companies in industries that have historically devoted relatively large percentages of their budgets on information technology, including business information services, financial services, telecommunications, automotive, healthcare and insurance, and technology.

     During 2000 and 1999, approximately 2% and 1% of our revenues was generated from Indian clients, respectively, 80% and 84% of our revenues was generated from United States clients, respectively, and 18% and 16% was generated from international clients, respectively. Various businesses of our largest client, First Data Corp., accounted for approximately 21% and 30% of our revenues in 2000 and 1999, respectively.

     The following is a partial list of some of the clients for whom we provided services during 2000. We believe the list is representative of our overall client base.

     Because of the nature of our business, some of the listed companies may not be significant current clients as a result of the completion of recent assignments.

Bell & Howell Publishing Services                First Data Corp.
Carboline Company                                InterRide, Inc.
Compuware Technologies Inc.                      J.P. Morgan & Co.
Click4care                                       Object XPERTS Inc.
Ecomparts, Inc.                                  Philip Morris Management Corp.
Evergreen Funds                                  Style Asia Inc.
                                                 Verizon

Client Solutions

     A few examples of the solutions we have recently provided to our clients are set forth below:

Challenge: Allow Philip Morris Management Corp. to          Solution:  We designed and developed a global intranet, the Mark
 monitor, achieve, modify and retrieve information about    Management System, which integrated a wide variety of back-end
 its worldwide trademarks.                                  relational or integrated databases and multiple file systems. This system will allow employees more effectively to search for trademark information. Security features were built in to protect sensitive information from unauthorized users, including a conditional access system that offers employees multiple
                                                            read-and-write access levels. The resulting database solution will position Philip Morris Management Corp. more effectively to track and monitor its worldwide trademark licensing arrangements.

Challenge: Re-engineer from mainframe to client server      Solution:  We redesigned an IBM mainframe base Verizon access
 technology a mission critical access system used by        ordering system into a client/ server based architecture to
 Verizon to process access service requests concurrently    provide greater automation, control and convenience to 300-350
 to 300-350 users.                                          concurrent users of Verizon. Deployed in 1997, this system called
                                                            CAFE is currently in the third of five years of maintenance contract work with us. In the current year, plans are underway to migrate CAFE's client server architecture to the web environment.

Challenge: Assist three business units of First Data        Solution:  We have provided valuable information technology
 Corp. with various information technology services:        services to First Data Corp. for the past three years, executing
 First Data Merchant Services, First Data Resources and     over 30 projects including mainframe, client/server, application
 Western Union.                                             migration and maintenance, Year 2000 remediation and a feasibility study. On a recent project, we developed an Internet based application, which integrates with various mainframe systems and enables the company to respond in a significantly shorter timeframe

Sales and Marketing


     We sell and market our services from sales offices located in North America, Asia and Asia-Pacific and Europe. In North America, we presently have sales offices located in Piscataway, New Jersey; Oakbrook and Rosemont, Illinois; Bedford, New Hampshire; Foster City, California; Phoenix, Arizona; Auburn Hills, Michigan; Provo, Utah; Fayetteville, Georgia; and Toronto, Canada. At March 31, 2001, we employed 24 persons in our North American sales and marketing operations.

     In Asia and Asia-Pacific we have offices located in Mumbai, Chennai and Thane, India; Tokyo, Japan; Hong Kong; Sydney and Melbourne, Australia. At March 31, 2001, we employed 3 persons in our Asia and Asia-Pacific sales and marketing operations.

     In Europe we presently have sales offices in London, The U.K.; and Nuertingen, Germany. At March 31, 2001, we employed 5 persons in our European sales and marketing operations.

     We have traditionally used two methods to market our services:

     .    direct sales; and

     .    leads from our established clients and strategic relationships.

     Our direct sales force employs a variety of business development and marketing techniques, including participation at industry events and direct mail campaigns to prospective clients. Existing clients have contributed to new business by providing referrals that have developed into new clients. The sales and marketing group works with members of our technical personnel during the sales process. The duration of the sales process varies depending on the type of service, ranging from approximately two months to over one year. The account manager or sales executive works with the technical team to define the scope, deliverables, assumptions and execution strategies for a proposed project, develop project estimates, prepare pricing and margin analyses and formalize sales proposals. Management reviews and approves the proposal, which is then presented to the prospective customer. Sales and account management personnel remain actively involved in the project through the execution phase.

     We have focused our sales and marketing efforts on expanding the scope and depth of our relationships with existing clients. Although initially we may provide only one service to a client, we seek to convince our clients to expand and diversify the type of services they outsource to us. As a part of our customer service philosophy, we assign a relationship manager who is responsible for the success of individual projects and for ensuring that our client needs are met. We also aim to strengthen our relationships with our clients by closely integrating our services with our clients' information technology operations. In 2000, approximately 90% of our revenues was generated from companies that were also our clients in 1999. In 1999, approximately 65% of our revenues was generated from companies that were our clients in 1998 and 1997. Furthermore, our business model of moving up the "value chain" has allowed us to convert some in-house assignments into project management engagements.

Software Development Centers

     Our software development centers are off-site facilities that design, engineer, construct, test and support our managed information technology solutions. Each software development center has a number of project teams dedicated to clients and separate quality assurance groups to ensure the delivery of well-documented, high-quality, and cost-effective solutions in accordance with our software development methodologies and processes. Our software development centers have common infrastructure, organizational units and human resource practices that allow projects and personnel to be shifted among our software development centers to maximize utilization rates and meet client requirements. Our software development centers enable us to divide our information technology project deliverables between our off-shore/off-site software development facilities and our client's on-site location.

     We currently have four software development centers in India, two in the United States, one in Egypt and two in The U.K.; one in Toronto, Canada, Sydney and Melbourne in Australia and one in Hong Kong. In a typical offshore software development project, we assign a small team of information technology professionals, including a project manager, to visit a client's site and determine the scope and requirements of the project. Once the specifications of the engagement have been established, the team returns to India to supervise the development of the required software or system by a much larger group of professionals. Some of our professionals remain at the client's site to track changes in scope and address new requirements as the project progresses. The client's systems are then linked via dedicated telecommunications links to our software development facilities enabling simultaneous processing of data. Once development is completed, a team returns to the client's site to install the software or system and ensure its functionality. Our professionals often maintain a continued presence at the client site to perform comprehensive maintenance services through one of our off-shore/off-site software development facilities. In contrast to development projects, a typical maintenance assignment requires a larger team of professionals to visit a client's site to gain a thorough understanding of all aspects of the client's system. A majority of the maintenance team will return to one of our software development centers, where we assume responsibility for day-to-day maintenance of the client's system, while coordinating with a few maintenance professionals who remain stationed at the client's site.

     In addition to our project management services, we conduct in-house assignments for certain of our clients. This involves providing a small team of our information technology professionals, who work at a client's site on a project that is usually managed by our client. Our information technology professionals provide the necessary experience that our client may require. Our on-site information technology professionals have the full support of our processes and methodologies while working on such an assignment. We believe that these in-house assignments provide us with the opportunity to cross-sell our higher margin project management services.

Competition

     The market for information technology services is rapidly evolving and highly competitive. We expect that competition will continue to intensify. We face competition in India and elsewhere from numerous companies, including:

     . Indian information technology services companies, such as HCL Technologies, Infosys Technologies Ltd., Satyam Computer Services Limited, Tata Consultancy Services and Wipro Limited;

     . U.S. information technology services companies with off-shore capabilities, such as Cognizant Technology Solutions Corp., Complete Business Solutions Inc. and iGate Capital Corporation;

     . Internet professional services firms, such as AGENCY.COM Ltd., Proxicom Inc., Razorfish Inc., Sapient Corp., Scient, and iXL;

     . Systems consulting and integration firms, such as American Management Systems Inc., Cambridge Technology Partners Inc., Computer Horizons Corp. and marchFIRST;

     . Large international accounting firms and their consulting affiliates, such as Andersen Consulting LLP, Ernst & Young LLP and
          PricewaterhouseCoopers LLP;

     . General management consulting firms, such as McKinsey & Co., Bain & Company and Boston Consulting Group;

     . Outsourcing firms, such as Computer Sciences Corp., Electronic Data Systems Corp., International Business Machines Corp. and Perot Systems Corp.; and

     .    In-house information technology departments.

     We believe that the principal competitive factors in the market for Information Technology and Internet services include technical expertise, breadth of service offerings, reputation, financial stability and price. To be competitive, we must respond promptly and effectively to the challenges of technological change, evolving standards and our competitors' innovations by continuing to enhance our service offerings and expand our sales channels. Any pricing pressure, reduced margins or loss of market share resulting from our failure to compete effectively could materially affect our business.

     Many of our competitors have longer operating histories and client relationships, greater financial, technical, marketing and public relations resources, larger client bases and greater name recognition than we have. Some of these competitors currently provide a broader range of services than we provide.

     We anticipate that future competition will increasingly include firms with operations in countries with lower labor costs than those prevailing in India. Major U.S. companies are increasingly moving a portion of their operations to India and other overseas locations. Part of our competitive advantage has historically been a cost advantage relative to service providers in the United States, Japan and Western Europe. Labor costs in India are presently increasing at a significantly faster rate than those in the United States, Japan and Western Europe. These factors will reduce the advantages that we have in terms of a cost effective, highly skilled pool of information technology professionals in India and will mean we may become less competitive over time.

     We believe that our ability to compete also depends in part on a number of factors outside of our control, including:

     . our competitors' abilities to attract and retain skilled information technology professionals;

     .    prices at which our competitors offer comparable services;

     .    our competitors' responsiveness to client needs; and

     . loss of information technology professionals to foreign markets including the U.S.

Intellectual Property

     We have applied for registration of "SILVERLINE" as a trademark in India and we obtained such registration in the United States. We do not have any patents or registered copyrights in the United States. Ownership of the software and associated deliverables created by us for a client is generally retained by or assigned to the client. As a result, we generally do not retain any intellectual property interest in our work product. We currently require our information technology professionals to enter into non-disclosure and assignment of rights agreements to limit use of, access to and distribution of our confidential information. For additional information, please see Item 3D "Risk Factors--Our technology may be subject to infringement claims by third parties or clients, which could adversely affect our business and results of operations."

C.   Organizational Structure

     The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of our subsidiaries:

                                                                                       Country of            Ownership
Subsidiary Name                            Business Description                        Incorporation         Percentage
---------------                            --------------------                        -------------         ----------
Silverline Technologies, Inc.............  Does software development work              Delaware                 100%
Silverline Technologies U.K.
   Limited/(1)/..........................  Sales office and software development work  The U.K.                 100%

Silverline Technologies (Canada),
 Inc./(1)/ ..............................  Sales office and software development work  Canada                   100%

SeraNova, Inc............................  Provides strategic e-Business services,     New Jersey               100%
                                           including consulting, design,
                                           implementation and management of
                                           e-Business systems.

SeraNova India Pvt Ltd/(2)/..............  Provides information technology services    India                    100%

Network Publishing, Inc./(2)/............  Provides information technology services    Utah                     100%
                                           through web-site development and hosting
                                           services based on leading technologies in
                                           the U.S.

Azimuth Consulting Limited/(2)/..........  Provides information technology services    New Zealand             100%

Azimuth Holdings Limited/(2)/............  Provides information technology services    New Zealand             100%

Braithwaite Richmond Limited/(2)/........  Provides information technology services    New Zealand             100%

Azimuth Corporation Limited/(2)/.........  Provides information technology services    New Zealand             100%

Sky Capital International Ltd............  Provides computer-consulting services.      Hong Kong               100%

CIT Canada Inc./(1)/.....................  Provides strategic e-business services      Canada                  100%

CIT Egypt Inc./(1)/......................  Provides strategic e-business services      Egypt                   100%

SeraNova Mauritius/(2)/..................  Provides information technology services    Mauritius               100%

SeraNova Limited/(2)/....................  Provides information technology services    United Kingdom          100%

SeraNova New Zealand Limited/(2)/........  Provides information technology services    New Zealand             100%

SeraNova Asia Pacific Limited/(2)/.......  Provides information technology services    New Zealand             100%

SeraNova Holdings Limited/(2)/...........  Provides information technology services    New Zealand             100%

SeraNova Philippines Inc./(3)/...........  Provides information technology services    Philippines             100%

SeraNova (Thailand) Limited/(3)/.........  Provides information technology services    Thailand                100%

SeraNova (Hong Kong) Limited/(3)/........  Provides information technology services    Hong Kong               100%

SeraNova Singapore Private Limited/(3)/..  Provides information technology services    Singapore               100%

SeraNova Holdings Australia Pty
 Limited/(4)/............................  Provides information technology services    Australia           100%

SeaNova Australia Pty Limited/(5)/.......  Provides information technology services    Australia           100%

________________________

(1)  A subsidiary of Silverline Technologies, Inc.
(2)  A subsidiary of SeraNova, Inc.
(3)  A subsidiary of SeraNova New Zealand Limited.
(4)  A subsidiary of SeraNova Holdings Limited
(5)  A subsidiary of SeraNova Holdings Australia Pty Limited

     In addition, Silverline Technologies, Inc. holds a 36% equity interest in Expo24-7.com, a U.K. company, engaged in planning of Expositions, and a 15% equity interest in Unified Herbal, a U.K. company, engaged in alternative medicine. We hold approximately 5% minority interest in TIS Worldwide, Inc., a US corporation, which is an e-business solutions integrator that specializes in delivery of Internet-based applications to help corporations increase and improve customer services. This investment is subject to Indian regulatory approvals.

D.   Property, Plants and Equipment

Facilities

     The following table sets forth certain information as of March 31, 2001 relating to our principal facilities developments:

Location                     Approximate square feet          Status/Term           Type of facility
--------                     -----------------------          -----------           ----------------
Thane, India                    120,000, of which         Owned                     Software Development &
                                100,000                                             Training Center
                                is built-out and
                                operational

Mumbai (Bombay), India                         58,000     Leased/varies from        Global Headquarters,
                                                          August 2002 to            Software Development &
                                                          August 2006               Training Center

Mumbai (Bombay), India                          1,500     Owned                     Corporate Office

Mumbai, (Bombay), India                        30,000     Owned                     Residential Complex

Chennai (Madras), India                        25,000     Leased/varies from        Software Development &
                                                          January 2002 to           Training Center
                                                          May 2003

Location                      Approximate square feet     Status/Term              Type of facility
--------                      -----------------------     -----------              ----------------
Chennai (Madras), India       160,000, of which 86,000    Owned                     Software Development &
                              is built-out and                                      Training Center
                              operational

Chennai (Madras), India       7,000                       Leased from April         Software Development &
                                                          2001 - March 2009         Training Center


Hyderabad, India              21,453                      Leased from Feb           Software Development &
                                                          2000 - Feb 2008           Training Center


Hyderabad, India              45,549                      Leased from               Software Development &
                                                          December 2000 -           Training Center
                                                          November 2009


Piscataway, New Jersey        65,000                      Leased/January 2013       U.S. Headquarters, Sales
                                                                                    Office and Software
                                                                                    Development & Training
                                                                                    Center

Oakbrook, Illinois             3,600                      Leased/April 2004         Sales Office (Midwest)

Rosemont, Illinois             1,100                      Leased/September          Sales Office
                                                          2001

Foster City, California        5,100                      Leased/November           Sales Office
                                                          1997 - November 2002

Phoenix, Arizona              32,558                      Leased/Varies from        Delivery Center
                                                          October 1999 to
                                                          October 2003

Auburn Hills, Michigan         5,870                      Leased/February           Sales Office
                                                          2000 to February
                                                          2005

Provo, Utah                   18,000                      Leased/April 2000         Design Center
                                                          to April 2002

Toronto, Canada                2,500                      Leased/September          Sales Office (Canada)
                                                          2004

London, United Kingdom         1,000                      Leased/month to           Sales Office (U.K.)
                                                          month

Hatton, United Kingdom         3,500                      Leased/April 2000         Delivery Center
                                                          to April 2005

Location                      Approximate square feet     Status/Term              Type of facility
--------                      -----------------------     -----------              ----------------
Nurtingen, Germany            2,300                       Leased/October            Sales Office
                                                          2000-2001

Cairo, Egypt                  2,000                       Leased/2022               Sales Office and Software
                                                                                    Development Center
Tokyo, Japan                    300                       Leased/January 2009       Sales Office (Japan)

Sydney, Australia             5,000                       Leased/June 2004          Delivery Center

Melbourne, Australia          1,000                       Leased/June 2004          Delivery Center

Hong Kong                     2,500                       Leased/April 2003         Delivery Center

     We have committed aggregate capital expenditures of $2.4 million for 2001 for the build-out of our existing facilities and we budgeted an additional $2.6 million for the further build-out of existing and new facilities. We may use some of these funds to build new facilities over the same period.

     We expect that we will need additional space as we expand our business and believe that we will be able to obtain space as needed on commercially acceptable terms.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS
         --------------------------------------------

A.  Operating Results

     You should read the following discussion and analysis in conjunction with our Consolidated Financial Statements and notes thereto included elsewhere in this annual report. The results shown in this annual report are not necessarily indicative of the results we will achieve in any future periods.

Overview

     We are an Indian provider of information technology services and derive our revenues from fees for software consulting services. We undertake engagements on both a project management basis, where we have complete responsibility for managing the project, and, to a lesser extent, on a more integrated basis where our employees work in-house for our clients' information technology departments. Our managed project work is performed either entirely at our clients' sites or through a combination of work performed off-shore in our Indian facilities, at our clients' sites, and off-site in our Piscataway, New Jersey, London, United Kingdom, Toronto, Canada and Cairo, Egypt facilities. In the first three months of 2001 and, the full year of 2000 and 1999, revenues from our U.S. clients represented approximately 75%, 64% and 84% of our revenues, respectively, while services performed for our Indian clients represented 1%, 1% and 1% of our revenues, respectively, and the remainder of our revenues during these years were derived from our clients in other countries. In the first three months of 2001, and full year of 2000 and 1999, managed projects represented approximately 76%, 74% and 76% of our revenues, respectively. In-house assignments represented the remaining 24%, 26% and 24% of our revenues. Our margins are substantially higher on project work we undertake than the in-house work we perform.

     The amount of work performed at our facilities and at clients' sites varies from project to project. We charge higher rates and incurs higher compensation expenses for work performed at a client's site or our U.S. facility. The services performed at a client's site or our U.S. facility typically generate higher revenues per employee but at a lower gross margin than similar services performed at our Indian facilities. Accordingly, although 40%, 38% and 66% of our information technology professionals were located in India, only 20%, 31% and 29% of our revenues in the first three months of 2001, and full year of 2000 and 1999, respectively was generated by services performed in India, but our margins were higher for the services that we performed in India.

     We generally provide our services pursuant to written agreements on either a time and materials basis or a fixed-price basis. Although terminations have historically been rare, our service agreements typically can be terminated by a client without penalty with little or no advance notice and without cause. Also, while significantly all our work is performed for clients under master or other detailed contracts, approximately 30% of our time and materials work is performed on the basis of limited written or verbal work orders. Without detailed written work orders in place, our ability to enforce termination provisions as well as collect fees, protect our intellectual property and protect ourselves from liability to others may be impaired.

     In the first three months of 2001 and full year of 2000 and 1999, time and materials fees represented 76%, 74% and 76% of our revenues, respectively, with the remaining 24%, 26% and 24% of our revenues, respectively, generated from fixed-price contracts. Under time and materials contracts, we recognize revenues as we perform services. Under fixed-price contracts, we recognize revenues upon the achievement of specified milestones identified in the related service agreements, which approximates the percentage of completion method. Historically, we typically have earned higher margins under fixed-price arrangements, but we bear the risks associated with cost overruns and inflation. We anticipate that an increasing percentage of our client engagements will be subject to fixed-price arrangements, and our operating results could be adversely affected if we fail to accurately estimate the costs we will incur or our anticipated completion dates in connection with those arrangements.

     Year 2000 conversion projects represented 0% and 13% of our revenues for 2000 and 1999, respectively, of which approximately two-thirds was undertaken for various businesses of First Data Corp in 1999. In 2000, we began to replace our Year 2000 business, at least in part, with e-business and CRM services, which enable our clients to more effectively manage their customers as key assets. Both e-business and CRM services generally yield higher margins than our other services. At March 31, 2001, we had completed 7 e-business projects and were working on 18 other e-business projects each of which we expect to generate over $500,000 in revenues. At December 31, 2000, we completed 5 CRM projects and were working on 8 additional CRM projects.

     In the first three months of 2001 and the full year of 2000, approximately 52% and 82%, respectively of our revenues was generated from companies that were our clients in 1999. In 1999, approximately 65% of our revenues was generated from companies that were our clients in 1998 and 1997.

     For acquisitions we made in the first three months of 2001 and the full year of 2000, please see Item 3D "Risk Factors-Future acquisitions, strategic investments and joint ventures are an important part of our business plan, and even if we are able to complete them, they may adversely affect your investment in us" and "Risk Factor-The merger between Silverline Acquisition Corp and SeraNova, Inc. may cause SeraNova, Inc. to become liable for taxes payable by its former parent, Intelligroup, Inc. in connection with its spin-off of SeraNova, Inc. and Item 4A "History and Development of the Company".

     In October 2000, we acquired our second largest customer, Sky Capital International Ltd., a Hong Kong based information technology consulting company, for $22 million. Sky Capital had $24.3 million in revenues for the year ended June 30, 2000 and 100 professionals as of June 30, 2000.

     In March 2001, we completed a merger between SeraNova, Inc., a New Jersey corporation that provides Internet professional services to businesses, and our wholly owned subsidiary, Silverline Acquisition Corp., in consideration of the issue of 6,227,442 ADSs by us to the shareholders of SeraNova, Inc. The all-stock transaction was valued, at the time of its closing on March 6, 2001 at $39.2 million. Following the merger, SeraNova, Inc. became our wholly owned subsidiary and former SeraNova, Inc. shareholders, owned approximately 14.54% of our then outstanding equity shares. SeraNova, Inc. had $82.45 million in revenues and 1050 employees at December 31, 2000.

     On July 5, 2000, Intelligroup, Inc., the former parent of SeraNova, Inc., distributed its SeraNova, Inc. stock pro rata to its shareholders in a transaction that was treated by both companies as a tax-free spin-off pursuant to section 355 of the Internal Revenue Code. However, Section 355(e) of the Code provides that if one of the companies involved in the spin off is acquired or sold within a two-year period after the spin-off, the spin-off may become taxable to Intelligroup, Inc. SeraNova, Inc. has agreed to indemnify Intelligroup, Inc. for any tax liabilities which Intelligroup, Inc. may incur if the completion of the merger between Silverline Corp. and SeraNova, Inc., were to result in the spin-off being deemed a taxable transaction. If Section 355(e) were to apply, it is possible that Intelligroup, Inc. would be liable for tax in an amount as high as $60-$65 million, to which would be added interest and, possibly, penalties. SeraNova, Inc. is obligated to indemnify Intelligroup, Inc. for those amounts.

Cost of Revenues

     Costs of revenues represent our most significant expense and consist primarily of salaries, bonuses and employee benefits for our personnel dedicated to client assignments. Non-billable time incurred by our information technology professionals resulting from start-up time for new hires, time off between projects and training time incurred to upgrade skills of existing staff are charged to our cost of revenues.

     We typically bill our clients on a monthly basis to monitor client satisfaction and manage our outstanding accounts receivable balances. We continuously monitor our engagements in order to manage billing and utilization rates effectively. Actual billing rates are established on an engagement-by-engagement basis. Over the last three years, our average hourly billing rates have increased primarily due to a higher percentage of billable hours related to e-business and CRM solutions, which command higher billing rates.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses consist primarily of salaries, bonuses and employee benefits for our support staff and non-project personnel, as well as occupancy costs, staff recruiting costs, travel expenses, telecommunication expenses and promotional costs. Our sales and marketing costs are expected to increase as a percentage of our revenues as we enhance our selling efforts. In anticipation of business growth, we expect to incur significantly higher operating costs and capital expenditures. We may not continue to grow at a pace that will support these costs and expenditures. To the extent that our revenues do not increase at a rate commensurate with these additional costs and expenditures, our results of operations and liquidity could be materially adversely affected.

     In connection with stock options granted in November 1999 to our employees, we recorded, deferred stock-based compensation of approximately $2.7 million. This amount represents the difference between the exercise price and the deemed fair market value of our equity shares for accounting purposes on the date we granted these stock options. This amount is included as a component of shareholders' equity and is being amortized on a straight-line basis by charges to operations over the vesting period of the options. For the first three months of 2001, 2000 and 1999, we recorded approximately $29,610, $1,635,086 and $532,000 of stock-based compensation amortization expense, respectively. The amortization of the remaining deferred stock-based compensation will result in additional charges over the periods ending December 31 2001, 2002, 2003, for which the amounts are $118,440 (of which $29,610 is for the quarter ending March 31, 2001), $63,846 and $12,794, respectively.

Depreciation And Amortization

     Depreciation and amortization consists of depreciation and amortization expenses related to hardware, desktop software and upgrades, goodwill from prior acquisitions, and property, plant and equipment. We expect depreciation and amortization expenses to increase going forward due to our recent acquisitions in Hong Kong, Canada and in the U.S. and the build-out of our new facilities. See Item 5 "Trend Information-Recent Accounting Pronouncements" regarding the effect of statements of financial accounting number 141.

Interest and Finance Costs

     Interest and finance costs include income realized from the investment of liquid assets in fixed income securities and interest expense associated with our credit facilities.

Taxes

     We pay taxes in accordance with United States federal, state and municipal tax regulations. Currently, we are not subject to corporate income tax in India on approximately 98% of our income. The majority of our profits are derived from Indian operations and accordingly, our tax expenses are relatively low. Our effective tax rate as of December 31, 2000, was approximately 8.98%. For additional information, please see Item 3D "Risk Factors--Our results of operations may be materially adversely affected if tax benefits and other incentives provided to us by the government of India are reduced or withheld.

Principles of Currency Translation

     In 2000, over 89% of our revenues was generated in U.S. dollars. Approximately 13% of our expenses were incurred in Indian rupees, and the balance was incurred in U.S. dollars and other currencies. We use the Indian rupee as our functional currency, while our U.S. subsidiaries, Silverline Technologies, Inc. and SeraNova, Inc. use the U.S. dollar as their functional currency. Revenues generated in foreign currencies are translated using the exchange rate prevailing on the date that revenues are recognized. Expenses of overseas operations incurred in foreign currencies are translated using either the monthly average exchange rate or the exchange rate on the date the expense is incurred, depending on the source of payment. Assets and liabilities held in foreign currency are translated using the exchange rate at the end of the applicable reporting period. For 1997, 1998, 1999 and 2000, the net gains from foreign currency fluctuations comprised 6.8%, 0.23%, 1.0% and 13% of operating income, respectively.

     For U.S. GAAP reporting, our financial statements are translated into U.S. dollars using the average monthly exchange rate for revenues and expenses and the period end rate for assets and liabilities. The gains or losses from translation are reported as other comprehensive income, a separate component of shareholders' equity.

     We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a portion of our expenses, including labor costs as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, our results of operations will be adversely affected to the extent the Indian rupee appreciates against the U.S. dollar, which has historically occurred infrequently. The Indian rupee has depreciated against the U.S. dollar at an average annual rate of 8% over the last three years, which has positively affected our financial condition. As a result, we have chosen not to enter into currency hedging arrangements. If the Indian rupee does not continue to depreciate against the U.S. dollar, our results of operations would be materially adversely affected.

Basis of Presentation

     The consolidated financial statements reflect our financial position, results of operations and cash flows, including our subsidiary Silverline Technologies, Inc., a Delaware corporation, which we acquired on December 28, 1999; SeraNova, Inc., which we acquired on March 6, 2000; and Sky Capital which we acquired on October 3, 2000. Silverline Technologies, Inc. had been under common control with us and accordingly, the acquisition was accounted as a pooling of interests. See note 1 to the consolidated financial statements. The other acquisitions were on purchase method of accounting.

Results of Operations

The following table presents for the periods indicated certain financial data as a percentage of our revenues:


                                                                                               (Unaudited)
                                                                                            Three Months Ended
                                                             Year Ended December 31,            March 31,
                                                             -----------------------            ---------
                                                           1998      1999       2000        2000        2001
                                                           ----      ----       ----        ----        ----
Revenues..............................................    100.0%    100.0%     100.0%      100.0%      100.0%

Cost of revenues......................................     51.9      56.5       54.0        52.0        50.9
                                                          -----     -----      -----       -----        ----
Gross profit..........................................     48.1      43.5       46.0        48.0        49.1
Selling, general and administrative expenses..........     18.8      15.0       22.1        18.3        26.2
Stock-based compensation..............................       --       0.6        1.2         2.8         0.1
Depreciation and amortization.........................      7.3       4.6        4.5         3.0         8.6
                                                           ----      ----       ----        ----        ----
Operating income......................................     22.0      23.3       18.2        23.9        14.2
Other income (expenses), net..........................     (1.5)     (1.6)       2.7        (0.9)       (1.2)
                                                         ------    ------        ---      ------       -----
Income before income taxes and extraordinary item.....     20.5      21.7       20.9        23.0        13.0
Provisions for income taxes...........................      2.5       3.2        1.9         4.0         2.2
                                                           ----      ----        ---         ---         ---
Income before extraordinary item......................     18.0      18.5       19.0        19.0        10.8
Extraordinary item (net of taxes).....................       --       0.4         --          --          --
                                                           ----      ----       ----        ----        ----
Net income............................................     18.0%     18.1%      19.0%       19.0%       10.8%
                                                           ====      ====       ====        ====        ====

First Three Months of 2001 Compared to First Three Months of 2000

  Revenues.   Total revenues were $ 43.7 million for the three months ended
March 31, 2001 representing an increase of 41% over total revenues of $31.0 million for the same period in fiscal 2000. Our service offerings grew significantly across our revenue segments, leading to an overall growth in revenues in the first three months of 2001. Increase in revenue in first 3 months ending March 31, 2001, in part is attributable to the extent of $ 18.9 million or 43% from the businesses acquired in Oct. 2000 and March 2001. SCI Ltd., a Hong Kong based company was acquired in October 2000 and Seranova, the US based Company was acquired on 6th March 2001.

  E-business and CRM, the principal revenue segments constituted 52% of our revenues in the first three months of 2001 as compared to 32% of our revenues in the first three months of 2000. Revenues from Project Services constituted 79% of the revenues in the first three months of 2001 as compared to 78% in the first three months of 2000. With availability of additional facilities and the buildout of our capital infrastructure nearing completion and the addition of new businesses acquired in Oct. 2000 and March 2001, the number of our Information Technology professionals has grown to approximately 2400 at March 31, 2001 as compared to 1350 at March 2000. Revenues from existing clients constitute 85% of our revenues.

  Cost of Revenue.   Cost of revenue was $22.27 million for the first 3 months
ended March 31, 2001, representing an increase of $6.16 million or 38.25% over the first 3 months of 2000. Substantially, the increase in cost of revenue in the first three months of 2001 is attributable to the cost of revenue of $3.9 million incurred in this period by the acquired businesses of SCI Ltd. and SeraNova, in October 2000 and March 2001 respectively.

  Our employee deployments on projects and services in the first 3 months of 2001 were higher by approx. 30% compared to the first 3 months of 2000. Our employee cost in the first 3 months of 2001 increased by 21% following wage revisions and salary adjustments in 2001. As a percentage of revenue, cost of revenue was 50.9% in the first 3 months of 2001 as compared to 52% in the 3 months ended March 31, 2000.

  Selling, General and Administration Expenses.   Selling, general and
administrative expenses were $11.43 million in the first three months of 2001, representing an increase of $5.7 or 100% over the first three months of 2000. The increase in selling, general and administration expenditure in the first three months of 2001 is primarily attributable to higher scale of marketing activities, the establishment of new sales offices and expansion marketing infrastructure in USA, Canada and in the UK.

  The increase in Selling, General and Administration expenditure in part is attributable to Selling, General & Administration expenditure from the acquired businesses of SCI Ltd. based in Hong Kong and SeraNova based in USA in October 2000 and March 2001 of $3.3 million in the first three months of 2001, representing 58% of the overall increase. Wage revisions and higher compensation to sales support personnel account for 10% of the increase in Selling, General and Administration expenses in the three months ended March 31, 2001 as compared to 18% in the first three months ended March 31, 2000.

  As a percentage of revenue, in the first three months of 2001, Selling, General & Administration expenditure increase to 26.1 as compared to 18.3% in the first three months of 2000.

  Amortization of Deferred Stock Compensation costs. In the first three months of 2001 the amortization of Deferred Stock Compensation costs was $0.029 million as compared to $0.9 million in the first three months ended March 31, 2001, from the grant of stock options and warrants to employees in November 1999.

  Depreciation and Amortization. Depreciation and amortization was $3.7 million in the first three months of 2001 representing an increase of $2.836 million over the first three months of 2000. The increase in depreciation costs is attributable to the deployment of higher volume of assets in the business to support the larger scale of information technology development activity in the first three months of 2001. Capital Assets deployed in roperty, plant & equipment as at March 31, 2001 were $68.48 million compared to $50.015 million as at March 31, 2000.

  In the first three months of 2001 amortization of goodwill was $2.038 million as against $0.242 million in the first three months of 2000. Amortization of Goodwill has increased by $1.796 million in the first three months of 2001 following higher Goodwill and accumulated amortization arising from the new businesses acquired in the year 2000 and March 2001.

  Other Income/(expenses).   Other income in the first three months ended March
31, 2001 was $0.572 million representing a growth of $0.201 as computed to the first 3 months of 2000. The increase in other income is attributable to the higher returns from Investment of our temporary surplus funds.

  In the first quarter of 2001 the increase in other income is offset by higher incidence of interest/finance costs on the larger borrowings from banks for working capital purposes at $30.375 million as compared to bank borrowings of $11.7 million as at March 31, 2001.

  Provision for Income Taxes. Provisions for taxes were 0.9 million for the first three months of 2001 as against $1.2 million in the first three months of 2000. Our effective tax rate reduced to 16.77% due to lower operating incomes and taxable incomes in the first three months of 2001 as against 17.3% in the first three months of 2000.

     Extraordinary Items. There were no extraordinary items in the first three months of 2001 as also in the first three months of 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

     Revenues. Revenues increased $54 million or 62% to $141.9 million in 2000 from $87.6 million in 1999. Revenue increases are primarily attributable to increase in service offerings in all the segments of our businesses namely in consulting, software applications development, project services or enhancements, maintenance and consulting. The newly built out infrastructure in the India development centers at Thane and Chennai have facilitated the execution of larger volumes of information technology projects activity in the year 2000. Substantial increases in business from certain existing clients and new clients particularly in segments of Banking, financial services and Telecommunication have led to the growth in revenues. Revenue from existing clients constituted 86% of total revenues in 2000 as against 81% of total revenues in 1999. The increase in revenues is attributable to the extent of 5.63% from revenues of the Hong Kong based company SCI Ltd., the company we acquired in October, 2000.

     We did not generate any revenues from Year-2000 work (Y2K) in 2000 compared with approximately $11.4 million or 13% of our revenues in 1999 from Y2K assignments. With the expanded infrastructure and capabilities we have increased the number of our information technology professionals by 33% to approximately 1850 at December 31, 2000, from approximately 1350 at March 31, 2000. E business and CRM project services segments contributed to 48% of the total revenue, while legacy maintenance and development work on main frame system and other services contributed to 29% of revenues in 2000. In 1999 e-business and CRM project services revenues were 32% of the total revenue and mainframe systems work, including Year 2000 (Y2K) conversion work contributed 51% of total revenue. Revenues from project services grew to 76% in the year 2000 as against 65% in 1999. Client site services which accounted for 35% of revenues in 1999 stands reduced to 24% in the year 2000 indicating thereby a significant shift of higher margin yielding offshore work executed at India development centers. Revenues from USA and Europe represented 78.1% in 2000 and 21.9% from Far East, Japan and Asia as compared to 84% and 16% respectively in 1999.

     Cost of Revenues. Cost of revenue was $76.6 million for the year 2000 representing an increase of 55% over the cost of revenues of $49.4 million in 1999. As a percentage of revenue, cost of revenue decreased to 54% in the year 2000 from 56.5% in 1999, primarily due to a higher proportion of projects services rendered from the India Development Centers in 2000 as compared in 1999. The decrease in cost of revenues has offset in part the increase in personnel cost by 46% mainly from deployment of larger number of employees referred to above, salary/wage increments granted to employees and increase in on site living cost in the year 2000.

     Increased cost of revenue in part attributable to the inclusion of SCI's cost of revenue following the merger of SCI Limited in October, 2000, is $0.3 million

     Selling, General and Administration expense. Selling, general and administration expense was $31.316 million for the year 2000 representing an increase of 138% from $13.14 million for the year 1999. As a percentage of revenue, selling, general and administration expenses has increased to 23% of total revenue in the year 2000 from 15% of total revenue in the year 1999.

     The increases in selling, general and administration expenses are primarily attributable to larger scale of sales activity with the opening of several sales offices in USA, Canada, UK and Far East, recruitment cost for the expanded sales and marketing personnel and higher wage cost for the sales, marketing and support staff. The inclusion of SCI Limited's selling and general expenses after its acquisition in October, 2000 increased our selling, general and administration expenses by $ 0.2 million. Salaries for administration and support staff represented 3.9% of revenues in the year 2000 as compared to 3.5% in the year 1999. Rental and establishment expenses represented 3.2% of revenues in the year 2000 as compare to 1.9% of revenues in 1999. Selling expenses attributed to 6.5% of revenues in the year 2000 as against 4.1% of revenues in 1999.

     Expansion of our sales force to 32 people in 2000 from 19 in 1999 and higher marketing activities during the year 2000 have all contributed to the increased marketing expenditure in 2000.

     Stock based compensation. Amortization of deferred stock compensation expense in 2000 was $1.6 mm. as against 0.5 million in 1999, mainly arising from the grant of stock options and warrants to employees in November, 1999.

     Depreciation and amortization. Depreciation and amortization was $6.4 million in 2000 representing an increase of 56% over $4.1 million in 1999. Depreciation expense increased by 20% due to higher capital expenditure on the build out of our infrastructural facilities in India Development Centers at Thane and Chennai. In the year 2000, capitalization of plant, equipment and infrastructural facilities was higher by $ 18.7 mm. bringing the net fixed assets to $49.48 million as against $34.6 million in 1999. Depreciation expense in 2000 of $3.88 million was higher by 20% as compared to $3.23 million in 1999.

     Amortization expense in the year 2000 was $ 2.5 million, an increase of $1.6 million over 1999 (representing an increase of 56.25%), primarily arising from the acquisition of businesses in the year. Goodwill arising from the acquisition of SCI Limited, a company in Hong Kong, in October, 2000 was $18.2 million and amortization of the goodwill amount for the period up to December 31, 2000 was $0.65 million. Amortization of goodwill of other acquisitions was $0.95 million in 2000.

     Provision for Income Tax. Taxes were $2.6 million in 2000 as compared to $2.8 million in 1999. Our effective tax rate decreased to 8.98% in 2000 as compared to 14.8% in 1999 due to an increased proportion of operating income being derived offshore where the tax rate is significantly lower than in the US.

     Other income. Other income grew by $ 5.2 million in the year 2000 as compared to $0.283 million expense in the year 1999. The increase in other income substantially is attributable to the exchange gains arising from the incomes earned from the deployment of the proceeds of our initial public offering on June, 2000 the increase in income derived from investments has been off set in part from the increase in interest expense by $0.9 million on the use of increased borrowings for working capital in the year 2000.

     Extraordinary items. There were no extraordinary items in 2000 compared to $0.4 million we incurred in a repayment penalty for the prepayment of outstanding foreign currency loans of $3.8 million.

     Net Income. We had net income of $27.1 million in 2000 compared to net income of $15.8 million in 1999.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1999

     Revenues. Revenues increased $27.4 million or 45.5% to $87.6 million in 1999 from $60.2 million in 1998. This increase was primarily attributable to increases in both the size and number of client projects resulting from the Lorin Group acquisition and the expansion of our infrastructure and capabilities. The expansion of our infrastructure and capabilities primarily resulted from a 50% increase in the number of our information technology professionals to approximately 1,200 at December 31, 1999, from approximately 800 at December 31, 1998. Revenues from existing clients contributed 71% of our total revenues in 1999, new client business represented 18%, and business revenues from the Lorin Group acquisition accounted for the balance.

     Cost of Revenues. Cost of revenues increased $18.1 million or 57.8% to $49.4 million in 1999 from $31.3 million in 1998. As a percentage of revenues, cost of revenues increased to 56.5% in 1999 from 51.9% in 1998. This increase, both in terms of dollar amount and as a percentage of revenues, was primarily attributable to 55% higher labor costs for our skilled information technology professionals in 1999. These labor costs consist predominantly of a 50% increase in the number of information technology professionals to 1,200 at December 31, 1999, from 800 at December 31, 1998, and a 27% increase in our labor costs in 1999 from 1998 for our information technology professionals in India given the shortage of, and significant demand for, information technology professionals.

     Cost of revenues both in terms of dollar amount and as a percentage of revenues were also higher in 1999 compared to 1998 due to an increased percentage of our revenues coming from on-site assignments resulting from the Lorin Group acquisition. In addition, client concerns relating to Year 2000 conversion issues led to less offshore work in favor of on-site work because a significant portion of the Year 2000 work was performed on-site at the clients. Increased training costs relating to retraining our employees who had been working on Year 2000 projects also contributed to higher cost of revenues in 1999.

     Selling, General and Administration Expenses. Selling, general and administrative expenses increased $1.8 million or 15.9% to $13.1 million in 1999 from $11.3 million in 1998. This increase was attributable to an increased number of sales offices and higher labor costs for our administrative and support staff. As a percentage of revenues, selling, general and administrative expenses decreased to 15.0% in 1999 from 18.8% in 1998. This decrease is attributable to our 45.4% revenue growth without proportional increases in these expenses. Salaries for administrative and support staff represented 3.5% of revenues, rent and office maintenance represented 1.9% of revenues, and selling expenses accounted for 4.1% of revenues in 1999 as compared to 3.8%, 2.0% and 4.5%, respectively, in 1998.

     Stock-based Compensation. Stock-based compensation increased from $0 in 1998 to approximately $532,000 in 1999. This increase was due to the grant of stock options in November 1999 to employees in connection with our new employee stock option plans.

     Depreciation and Amortization. Depreciation and amortization decreased $300,000 or 6.8% to $4.1 million in 1999 from $4.4 million in 1998. This decrease was primarily attributable to fewer assets being subject to depreciation during a substantial part of the year.

     Provision for Income Taxes. Taxes increased $1.3 million or 86.7% to $2.8 million in 1999 from $1.5 million in 1998. Our effective tax rate was 14.8% for 1999.

     Extraordinary Items. In 1999, we used internally generated funds to prepay outstanding foreign currency loans of $3.8 million. For this purpose, we incurred $400,000 as a prepayment penalty. The loss per share due to this prepayment was $0.01.

     Net Income. We had net income of $15.8 million in 1999 compared to net income of $10.8 million in 1998.

Quarterly Results of Operations

     The following table presents certain condensed unaudited quarterly financial information for each of the eight quarters from March 31, 1999 through December 31, 2000. This information is derived from our unaudited financial statements that include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of results of operations, when read in conjunction with our financial statements and the notes to thereto appearing elsewhere in this annual report.

Quarterly Results of Operations

                                                                    Three Month Period Ended
                                   ------------------------------------------------------------------------------------------
                                    June 30    Sept. 30    Dec. 31     Mar. 31     June 30    Sept. 30   Dec. 31     March 31
                                     1999        1999       1999        2000         2000       2000        2000       2000
                                   --------    --------   --------    --------    --------    --------   --------    --------
                                                                        (in thousands)
Revenues .....................      $18,321     $24,714    $27,545     $31,002     $32,883     $36,569     41,500      43,703
Cost of revenues .............       10,189      13,912     16,251      16,119      17,563      18,810     24,264      22,275
                                   --------    --------   --------    --------    --------    --------   --------    --------
Gross profit .................        8,132      10,802     11,294      14,883      15,320      17,759     17,236      21,428
Selling, general and
 administrative expenses......        2,992       3,625      3,959       5,519       5,112       7,115     13,400      11,430
Stock-based compensation .....           --          --        532         862         773         115                   (225)
Depreciation and
 amortization ................        1,080       1,066        925         937       1,581       1,095      2,801       3,693
                                   --------    --------   --------    --------    --------    --------   --------    --------
Operating income .............        4,060       6,111      5,878       7,565       7,854       9,434      1,035       6,530
                                   --------    --------   --------    --------    --------    --------   --------    --------
Other income (expenses), net..         (217)       (285)      (334)       (284)       (393)      3,859        958        (539)
                                   --------    --------   --------    --------    --------    --------   --------    --------
Income before income taxes
 and extraordinary item.......        3,843       5,826      5,544       7,281       7,461      13,293      1,993       5,991
Provisions for income taxes...          526         910        776       1,231       1,100       1,231       (887)        948
                                   --------    --------   --------    --------    --------    --------   --------    --------
Income before
 extraordinary item...........        3,317       4,916      4,768       6,050       6,361      12,062      2,880       5,043
Extraordinary item (net of
 taxes) ...................              --          --         --          --          --          --         --          --
                                   --------    --------   --------    --------    --------    --------   --------    --------
Net income ................          $3,317      $4,916     $4,768      $6,050      $6,361     $12,062     $2,880      $5,043
                                   ========    ========   ========    ========    ========    ========   ========    ========

     Our quarterly operating results have historically fluctuated and may continue to fluctuate significantly as a result of numerous external factors. For a description of some of these factors, please see Item 3D "Risk Factors-- Our quarterly operating results are subject to fluctuations and if we fail to meet the expectations of securities analysts or investors in any quarter, our share price could decline significantly." We believe, therefore, that past operating results and period-to-period comparisons should not be relied upon as an indication of our future performance.

Conditions in India

     We are incorporated under the laws of India and many of our directors and executive officers and a majority of our employees, assets and facilities are located in India. Consequently, we are directly affected by political, economic and military conditions in India.

Political Conditions

     India's relations with neighboring Pakistan, each a nuclear power, are tense. In April 1999, India and Pakistan each conducted long-range missile tests. Since May 1999, military confrontations between India and Pakistan have occurred in the disputed Himalayan region of Kashmir. India's relations with neighboring China are also tense. Events of this nature in the future could influence the Indian economy and have a material adverse effect on the market for securities of Indian companies and on our business.

Economic Conditions

     The role of the Indian central and state governments in the Indian economy as producers, consumers and regulators is substantially larger than the role of U.S. and Western European governments. The government of India has changed six times since 1996. India's current government, formed in October 1999, has announced policies and taken initiatives that continue to support the economic liberalization policies that were pursued by previous governments. However, the economy and businesses, including ours, remain heavily regulated. We cannot assure you that these liberalization policies will continue or that the rate of economic liberalization in India will not decline. Nor can we assure you that Indian laws, government policies, foreign investment restrictions, currency exchange rates and other matters generally affecting information technology companies will not change. Any significant change in Indian economic liberalization and deregulation that may occur with respect to these matters could materially adversely affect business and economic conditions in India generally and our business, results of operations and financial condition.

     The government of India and the government of the Sate of Maharashtra are involved in a controversy over the fate of the Dabhol Power Corporation, or DPC, which is a subsidiary of Enron. DPC has established a power plant in the State of Maharashtra, and entered into an agreement with the Maharashtra State Electricity Board, or the MSEB, to sell power. When the MSEB failed to make payment for the purchase of power, DPC invoked the guarantee given by the State of Maharashtra. When the State government did not honor the guarantee, the DPC invoked the counter guarantee issued by the government of India. There have been several claims and suits filed by the concerned parties. Events of this nature could affect the in-flow of foreign investment into India.

Trade Sanctions

     In May 1998, the United States imposed economic sanctions against India in response to India's testing of nuclear devices. The United States later waived some of these sanctions in response to the government of India's indication that it would sign the Comprehensive Test Ban Treaty. In April 1999, India and Pakistan conducted long range missile tests which were met with an expression of regret from the United States and other countries subjecting India to additional sanctions. These sanctions, or additional sanctions, could restrict our access to technology that is available only in the United States and that is required to operate our business. We cannot assure you that any of these sanctions will continue to be waived, that additional economic sanctions of this or a similar nature will not be imposed, or that sanctions will not have a material adverse effect on our business or on the markets for our equity shares in India and ADSs in the United States.

Tax Matters

     We have benefited from certain significant tax incentives under Indian tax laws. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. These tax incentives included:

     . a 10-year tax holiday from payment of Indian corporate income taxes for operation of our software development centers which are "Export Oriented Undertakings" or located in "Software Technology Parks" or "Export Processing Zones" under sections 10A and 10B of the Indian Income Tax Act; and

     . an income tax deduction of 100% for profits derived from exporting information technology services under section 80HHE of the Indian Income Tax Act. We have used either of these two tax incentives mentioned above. Further, we are currently eligible for exemptions from other taxes, including customs duties.

     As a result of these tax incentives, historically our operations in India have been subject to a relatively insignificant tax liability. We pay corporate income tax in foreign countries on income derived from operations in those countries. Our effective tax rate as of December 31, 2000 was approximately 8.98%. The Finance Act, 2000 phases out the tax benefit over the financial years 2000-2001 to the financial year 2008-2009. Accordingly, facilities set up on or before March 31, 2001 have a 9-year tax benefit, new facilities set up on or before March 31, 2002 would have a 8-year tax benefit and so forth until the tax benefit would not be available to new facilities set up after March 31, 2009. Our tax benefit extends until 2002, 2003, 2008 and 2009, respectively, for our Mumbai (Bombay), Chennai (Madras) and for our new Thane and new Chennai facilities. In addition, the new sections 10A and 10B introduced by the Finance Act, 2000 and 2001, which replace the earlier sections 10A and 10B, restrict the scope of the tax exemption by allowing a deduction of export income earned by the software development centers which are "Export Oriented Undertakings" or located in "Software Technology Parks" or "Export Processing Zones" from its total income, as compared to the earlier total exemption which was available to the business profits earned by them.

     Under combined effect of the Finance Act, 2000 and 2001, Indian software companies will lose their tax benefit with respect to a particular software development center if there is a change of more than 49% in their ownership between the last date of the financial year in which that center was set up and the last date of any subsequent financial year. As a result, companies are more likely to lose their tax benefits if large shareholders sell their shares or if new shares are issued in order to raise capital, for acquisitions or otherwise. In addition, companies are more likely to lose their tax benefits with respect to their older facilities, because more time will have elapsed in which to accumulate the 49% ownership change.

     A number of aspects of the Finance Act, 2000 and 2001 are as of yet unclear, including whether the Act would be interpreted to deprive a company of its tax benefits if, as has occurred in our case with respect to our two oldest centers, our record ownership changed 6.0% or more without an accompanying change in beneficial ownership. Based on consultations with our Indian tax advisors, we believe that this change in record ownership only should not cause the loss of these tax benefits. However, our interpretation could be wrong. In addition, the understanding of the definition of beneficial ownership as of yet is unclear. If we are deemed to have lost our tax benefits in 2001 with respect to our two oldest centers, we estimate that our provision for income taxes for this year would increase by approximately $6.0 million. Moreover, if in the future we were to lose our tax benefits with respect to our two newest software development centers, our provision for income taxes would increase by substantially more than that and would have a material adverse effect on our net income and the trading prices of our equity shares and the ADSs.

     As a result of the combined effect of the Finance Act, 2000 and 2001 the income tax deduction available to profits derived from exporting information technology services , which is an alternate tax benefit available to us, are phased out over five years in the following manner: 80% deduction for the year beginning April 1, 2001, 70% deduction for the year beginning April 1, 2002, 50% deduction for the year beginning April 1, 2003, 30% deduction for the year beginning April 1, 2004 and no deduction thereafter. Therefore, after our existing tax benefit under Items 10A and 10B expire or if we lose our tax benefit for the reasons mentioned above, we could be subject to taxation by the Indian government for income derived from these facilities. In addition, we could lose our tax benefits if certain changes in our share ownership occur or are deemed to have occurred. For additional information, please see Item 3D "Risk Factors--Our results of operations may be materially adversely affected if tax benefits and other incentives provided to us by the government of India are reduced or withheld."

B.   Liquidity and Capital Resources

     Historically, we have financed our operations through cash generated by operations, borrowings under a line of credit and various credit facilities, funds generated by our public offerings in September 1992 in India (approximately $10.3 million), cash used from our initial public offering in June 2000 in the U.S. (approximately $101.1 million), and a private placement of equity in 1994 and 1999 of approximately $14.72 million.

     Our principal commitments consist of obligations outstanding towards the ongoing buildout of our capital projects in India, i.e. software development facilities in Thane and Chennai.

     Capital expenditures were approximately $18.76 million for 2000 and $16.8 million for 1999. In 2000 the majority of capital expenditures was attributable to $4.5 million relating to the construction of our new Chennai facility. In 1999, the majority of capital expenditures was attributable to $2.7 million related to the construction and build-out of our new facility at Thane, $12.0 million for the construction and build-out of our new facility at Chennai, and $2.1 million for the construction of a residential complex for employees constructed at Mumbai, (Bombay). As of December 31, 2000, we budgeted aggregate capital expenditures of $28 million for 2001 and 2002, in addition to the $10.23 million we spent in 2000, to further build-out and equip our two new facilities at Thane and Chennai and had contractual commitments for capital expenditures of $2.4 million of the $28 million budgeted amount through that same period. We anticipate an increase in capital expenditures and lease commitments consistent with our anticipated growth in operations, infrastructure and personnel.

     Net cash used in operating activities was $47 million in 2000. This amount was primarily due to increase in service offerings. Net cash provided by operating activities was $24.6 million in 1999.

     Net cash used in investing activities was approximately $69 million in 2000. Net cash provided by investing activities was $16.8 million in 1999. The increase in investing activities in 2000 was attributable to acquisitions and mergers of new software business in USA, Hong Kong and Canada.

     Net cash provided by financing activities was $112 million in 2000, primarily attributable to gross proceeds of approximately $101.1 million (after payment of underwriting discounts but before payment of other expenses) from our issuance of ADRs in our initial public offering in June 2000 in the U.S. Net cash provided by financing activities was $0.6 million in 1999 mainly from the balance proceeds realized from the placement of equity shares in prior years.

     As of December 31, 2000, we had $11.5 million in cash and cash equivalents and working capital of $87 million as compared to $20.6 million in cash and cash equivalents and working capital of $29 million at December 31, 1999.

     As of December 31, 2000, we had $4.2 million in outstanding bank borrowings and an aggregate of $18.8 million utilized as working capital lines of credit extended by four commercial banks.

     Our U.S. subsidiary, Silverline Technologies, Inc. is a party to a loan agreement with The Chase Manhattan Bank and the Bank of Baroda providing for an aggregate line of credit of $19.0 million. Interest is calculated at a variable rate. At December 31, 2000, the annual rate of interest for funds advanced under this revolving line of credit was at the U.S. prime rate. Silverline Technologies, Inc. also has a term loan facility with The Chase Manhattan Bank in the amount of $2.3 million which is payable over four years at the U.S. prime rate. The loan agreement also allows for $2.0 million of letters of credit split equally between The Chase Manhattan Bank and the Bank of Baroda under which no standby letter of credit was outstanding as of December 31, 2000.

     Provisions in Silverline Technologies, Inc.'s loan agreement restrict it from, among other things, incurring additional debt, issuing guarantees and creating liens on its property, without the prior consent of The Chase Manhattan Bank and the Bank of Baroda. The loan agreement also contains provisions requiring Silverline Technologies, Inc. to maintain specified tangible net worth levels and leverage ratios. Borrowings under the loan agreement are short-term and are secured by certain of Silverline Technologies, Inc.'s assets, including equipment and receivables. As of December 31, 2000, Silverline Technologies, Inc. had $18 million of indebtedness outstanding under the line of credit. The credit facility is currently guaranteed by our principal shareholder, Silverline Holdings Corp., and Mr. Ravi Subramanian, our Chairman of the Board of Directors, and secured by a pledge of
3.5 million shares which Mr. Ravi Subramanian, holds in Silverline Holdings Corp. Subject to the approval of the government of India and our Board of Directors, this guaranty will be assumed by us with a pledge of our shares in Silverline Technologies, Inc.

     On January 16, 2001, Silverline Technologies, Inc. and HSBC Bank USA entered into a commitment letter to replace Silverline Technologies, Inc.'s loan agreement with Chase Manhattan Bank. HSBC Bank USA has made available to Silverline Technologies, Inc. a line of credit totaling $40 million, and also a facility for entering into interest-rate swap arrangements with maximum weighted cash risk of $1.0 million. Interest will be calculated at a variable rate. Silverline Technologies, Inc. is restricted from incurring additional debt and granting guarantees. The commitment letter also requires Silverline Technologies, Inc. to maintain working capital of not less than $15.0 million and a tangible net worth of not less than $20.0 million. Borrowings will be short-term, secured by accounts receivable, non-encumbered equipment, chattel paper and general intangibles of Silverline Technologies, Inc., and will be guaranteed by all its majority-owned subsidiaries and, upon approval by the Reserve Bank of India, by us.

     In addition to the loan agreement with The Chase Manhattan Bank and the Bank of Baroda, Silverline Technologies, Inc. has a term loan outstanding with Columbia Savings Bank in the aggregate principal amount of $187,500. This loan is payable in equal monthly installments of $12,500 with interest calculated at the bank's prime rate plus 0.75%. Silverline Technologies, Inc.'s final payment on this loan is due December 31, 2001.

     On May 31, 2000, Intelligroup, Inc., the former parent of SeraNova, Inc., entered into a new credit facility with a bank. Under Intelligroup, Inc.'s new loan facility, Intelligroup, Inc. is not permitted to loan any funds to SeraNova, Inc. Separately, on May 31, 2000, SeraNova, Inc. entered into a $15,100,000 unsecured promissory note with Intelligroup, Inc. reflecting funds borrowed from Intelligroup, Inc. through the effective date of Intelligroup, Inc.'s new facility. The note bears interest at the prime rate plus 1/2%. A payment of $3,000,000 was made on September 29, 2000 with some of the proceeds from the sale of SeraNova, Inc.'s 6% Series A convertible preferred stock, and the balance of $12,100,000 was due on July 31, 2001. The note has certain mandatory prepayment provisions based on possible future debt or equity financings by SeraNova, Inc. Pursuant to these provisions, a $3,000,000 prepayment would have been due as a result of the September 29 sale of the preferred stock; however, Intelligroup, Inc. waived this prepayment in return for an amended repayment schedule, under which SeraNova, Inc. paid Intelligroup, Inc. as of May 2001 an aggregate of $3,400.000. The balance of the note ($8,700,000) is due on July 31, 2001.

     Under Intelligroup, Inc.'s current credit facility with its bank, all of Intelligroup, Inc.'s assets, including the promissory note from SeraNova, Inc., serve as collateral. In the event of default by SeraNova, Inc., Intelligroup, Inc. will be entitled to pursue all remedies under the note through legal proceedings.

     On June 20, 2000, SeraNova India executed an agreement with Andhra Bank for a fixed asset-based revolving term loan that will provide SeraNova India with up to Indian rupees 87.6 million (approximately $2.0 million), in financing for fixed assets purchases. The term loan is secured by substantially all fixed assets of SeraNova India; it is also co-secured by collateral properties owned by two directors of SeraNova, Inc., Rajkumar Koneru and Nagarjun Valluripalli. Borrowings may be made under the loan for fixed assets purchases with interest at the Indian prime rate (approximately 12% at March 31, 2000) plus 1%. The loan agreement contains customary representations, warranties, default provisions and financial covenants. As of December 31, 2000, the outstanding balance on the loan is Indian rupees 82 million (approximately $1.8 million).

     On June 30, 2000, SeraNova India executed an agreement with Andhra Bank for a working capital revolving credit facility that will provide SeraNova India with up to Indian rupees 180 million (approximately $4.0 million) in financing. The credit facility is secured by substantially all accounts receivable and fixed assets of SeraNova India; it is also co-secured by collateral properties owned by Messrs. Koneru and Valluripalli. Borrowings may be made under the loan for general corporate purposes with interest at the then current prime rate (approximately 12.5% at December 31, 2000) plus 1%. The credit agreement contains customary representations, warranties, default provisions and financial covenants. As of December 31, 2000, the outstanding balance on the facility is Indian rupees 261 million (approximately $5.6 million.

     On July 14, 2000, SeraNova, Inc. executed an agreement with Fleet Capital Corporation for an asset-based revolving credit facility that will provide SeraNova, Inc. with up to $15.0 million in financing. The credit facility is a three-year agreement secured by substantially all U.S. based assets of SeraNova, Inc. Borrowings may be made under the facility for general corporate purposes with interest at the then current prime rate plus 1/2%. The credit agreement contains customary representations, warranties, default provisions and financial covenants. The specific financial covenants effective with the fourth quarter of 2000 are: (1) SeraNova, Inc. must maintain total debt to tangible net worth not to exceed a ratio of three to one; (2) any quarterly loss may not exceed the original budget amount plus 10%; and (3) SeraNova, Inc. must maintain an interest coverage ratio of not less than 1.2 to 1, principal and interest coverage of not less than 1.1 to 1, and a $1,000,000 minimum availability. As of December 31, 2000, the outstanding balance on this facility was $4.7 million. Approximately $1.8 million is currently available under this facility. Effective March 15, 2001 (on acquisition of SeraNova), this facility has been extinguished and it is no longer available.

     We have working capital credit facilities in India from the Corporation Bank and the IDBI Bank Ltd. for approximately $3.5 million and $2.8 million, respectively. These facilities have not been drawn at December 31, 2000. The working capital credit facilities are secured by a lien on all our assets in India. The interest rates range between 11% and 16% per annum. IDBI has reserved the right to withdraw the facilities in the event of any change in circumstances, including a material change in our ownership, shareholding pattern or management. However, the Corporation Bank credit facility can be cancelled or withdrawn at any time without prior notice.

     In addition we availed an ad hoc funding arrangement of $4.2 million from Global Trust Bank, India for a period of 21 days ending on January 10, 2001 to meet certain funding needs of capital projects. After its tenure, this ad hoc facility was discontinued.

     We may require additional capital to develop the infrastructure needed to support our future growth. Management believes that our level of working capital will continue to grow at a rate generally consistent with the growth of our operations. Although we cannot assure you that future financing will be available on terms acceptable to us, we may seek additional funds through public or private debt or equity offerings or through bank borrowings, to the extent permitted by existing debt agreements. Management believes that our existing cash balances, funds generated from operations, and borrowings under our credit facilities will be sufficient to permit us to meet our liquidity requirements for at least the next twelve months.

C.   Research and Development, Patents and Licenses

Research and Development

     None.

D.   Trend Information

      We believe that the economic slowdown in the U.S. may affect its revenue growth and operating results for fiscal 2002. There are indications that the economic slowdown in the U.S. has impacted the growth prospects of companies that operate in some industry segments including the insurance, banking and financial services and telecom segments. Consequently, these companies may cut their IT spending or postpone decisions regarding new expenditure with respect to information technology spending. For further information, please see "Risk Factors- We may be materially adversely affected by the softening of the economy." referenced herein.

      Such cuts are expected to have a significant impact on the prospects of information technology services companies and is likely to have some negative impact on the growth prospects of Silverline as well in the short term. In the long term, pressure on information technology budget of corporations affected by the economic slowdown is likely to accelerate the trend towards offshore outsourcing and could have a beneficial impact on our company's prospects.

      The above mentioned expectations and projections regarding our future performance are forward-looking statements. These expectations and projections are based on currently available economic and financial information along with our operating plans and are subject to future uncertainties that could cause actual results to differ materially from those that may be indicated by these statements. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.

Increase in Costs for Information Technology Personnel in India

     We plan to increase the number of our information technology professionals in order to support our planned business growth. However, global competition for information technology professionals is intense and we may not be able to hire or retain sufficient additional personnel to support our business plan.
Further, there is significant immigration of information technology professionals from India, depleting the pool of available engineers from India. Historically, costs for skilled information technology professionals in India have been significantly lower relative to labor costs in the United States. The higher relative profitability of our Indian operations principally results from such lower overhead and personnel costs. Although we believe that the significant labor cost differential between India and the U.S. will continue, the increases in our labor costs will have an adverse effect on our profit margins, unless we are able to recover these cost increases through increases in our billing rates, improvements in the efficiency and productivity of our information technology professionals, or depreciation of the rupee.

Recent Accounting Pronouncements

     In June, 1998 the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activity". SFAS No. 133, as amended by SFAS No. 137 and No. 138, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. We have evaluated the impact of SFAS No. 133 on our consolidated financial statements. The adoption of SFAS No. 133 did not have a material impact on our consolidated financial statements.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements". SAB 101 summarizes the Staff's view in applying generally accepted accounting principles to revenue recognition in financial statements. We applied the guidance in SAB 101 in the fiscal year 2000 and this did not have a significant impact on our operating results or financial position.

     The Financial Accounting Standards Board issued FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation--an interpretation of APB Opinion No. 25" (FIN 44) in March 2000 effective July 1, 2000 prospectively to new awards, exchanges or modifications of awards and changes in grantee status, with minor exceptions. FIN 44 provides guidance only for certain issues that arose in applying APB Opinion No. 25, "Accounting for Stock Issued to Employees" and the issues addressed in FIN 44 were resolved within the framework of the intrinsic value method prescribed by APB No. 25.

     On July 5, 2001, the Financial Accounting Standards Board, or the FASB, concluded the voting process on its business combinations project. Board members unanimously voted in favor of the two statements: Statement No. 141, "Business Combinations" and Statement No. 142, "Goodwill and Other Intangible Assts". Both statements will change the accounting for business combinations and goodwill in two significant ways. First, Statement No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interest method will be prohibited. Second, Statement No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus amortization of goodwill, including goodwill recorded in past business combination, will cease upon adoption of that statement, which for companies with calendar year ends, will be January 1, 2002.

Cautionary Statement Regarding Forward-Looking Statements

     This annual report on Form 20-F contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements reflect our current view with respect to future events and financial results. Forward-looking statements usually include the verbs, "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "understands" and other verbs suggesting uncertainty. We remind shareholders that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

     We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in a Risk Factors section that appears in Item 3 - "Key Information."

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
         ------------------------------------------

A.   Directors and Senior Management

     Set forth below are the name, age, principal position and biographical description of each of our directors and executive officers:

Name                                              Age  Position
----                                              ---  --------
Ravi Subramanian (1)..........................    43   Executive Chairman(8) and Chairman of the
                                                       Board of Directors
Krishna K. Subramanian (2)....................    39   Vice Chairman of the Board of Directors and
                                                       Executive for International Initiatives
Shankar Iyer (2)(6)...........................    36   President and Co-Chief Executive Officer (Principal
                                                       Executive Officer) and Director
Ravi Singh (7)................................    42   Co-Chief Executive Officer
Rajan Nair....................................    32   Chief Operating Officer
Venkatachalam K. Murthy.......................    42   Senior Vice President and Chief Financial Officer
                                                       (Principal Accounting Officer)
Shiva Vohra...................................    49   Senior Vice President, Corporate Finance
Srinivasan Viswanathan(5).....................    50   Chief Technology Officer

Albert May....................................           41  Chief Executive Officer, Europe
Brett Proud...................................           41  Executive Vice President, Business Development
K. Mohan Subramanian (3)......................           45  Wholetime Director
Uday Khona....................................           46  Company's Secretary
Arjan R. Daswani (2)..........................           55  Independent Director
S. V. Mony (1)................................           63  Independent Director
P. Murari (4).................................           66  Independent Director
Vaidyanathan Panchapakesan (1)................           65  Independent Director
George R. Zoffinger (4).......................           53  Independent Director

_________________

(1) Messrs. Ravi Subramanian, S.V. Mony, and Vaidyanathan Panchapakesan will serve as directors until our 2002 annual general meeting of shareholders.
(2) Messrs. Krishna K. Subramanian, Shankar Iyer, and Arjan Daswani will serve as directors until our 2001 annual general meeting of shareholders.
(3) Mr. K. Mohan Subramanian will serve as a wholetime director pursuant to the provisions of the Indian Companies Law for a five-year term from the date of his appointment until November 25, 2003.
(4) Messrs. P. Murari and George Zoffinger will serve as directors until our 2003 annual general meeting of shareholders.
(5) As of December 31, 2000, Mr. Srinivasan Viswanathan was our Chief Technology Officer, but resign to such position effective June 30, 2001.
(6) On July 12, 2001 we announced that Mr. Iyer will be leaving us after three months from such date. Mr. Iyer continues to serve on our board of directors.
(7) On July 12, 2001 we announced the creation of the office of Chief Executive Officer. Mr. Singh was appointed as Co-Chief Executive Officer and Mr. Iyer assumed the title of Co-Chief Executive Officer for the next three months to effect a smooth transition.
(8) On July 12, 2001, we announced that Ravi Subramanian is assuming an Executive Chairman position with an intent to be more actively involved in the oversight of our company's operations.

     The following table lists our other key employees:

Name                                                    Age  Position
----                                                    ---  --------
Dilip Londhe..................................           50  Head of Operations--Mumbai
P.S. Karthikeyan..............................           44  Head of Operations--Chennai
Charles F. Carlino............................           52  Head of Lorin Business Unit--New York
Venkatarajan Subramanian......................           32  Head of e-Commerce Business Unit

     Ravi Subramanian is our founder and has served as our Chairman of the Board of Directors and Chairman of Silverline Technologies, Inc. since 1992, and as Chairman of Silverline Holdings Corp., our largest shareholder, since 1996. Prior to that, Mr. Ravi Subramanian was the founder and Managing Director of Silverline Electronics Private Limited., a personal computer service and reselling firm. Mr. Ravi Subramanian is the brother of Messrs. Krishna K. Subramanian and K. Mohan Subramanian. On July 12, 2001 Mr. Ravi Subramanian became the Executive Chairman of our Company.

     Krishna K. Subramanian has served as our Vice-Chairman of the Board of Directors and Executive for International Initiatives since January 12, 2000. Mr. Krishna K. Subramanian served as our wholetime director from 1992 through January 12, 2000. From 1987 to 1992, Mr. Krishna K. Subramanian was a director of Silverline Electronics Private Ltd. Mr. Krishna

K. Subramanian is the founder and sole shareholder of Subra Mauritius Ltd., KS Software Technologies Ltd. and Shreyas Holdings Ltd. Mr. Krishna K. Subramanian is the brother of Messrs. Ravi Subramanian and K. Mohan Subramanian.

     Shankar Iyer has served as our President and Chief Executive Officer since October, 1999. From 1996 to September 1999, Mr. Shankar Iyer was Chief Operating Officer of Silverline Technologies, Inc. From April 1993 to September 1996, Mr. Iyer was Vice President of Silverline Technologies, Inc. From March 1992 to March 1993, Mr. Iyer was the Operations Manager for Human Resources, Sales and Marketing for Infocom Inc. From January 1990 to February 1992, Mr. Iyer was the Operations Manager in the Export Division for Data Consultancy Services in India. Mr. Iyer is the brother-in-law of Mr. K. Mohan Subramanian. On July
12, 2001, Mr. Iyer assumed the title of Co-Chief Executive Officer for the next three months and will continue to serve in our board of directors.

     Ravi Singh became our Co-Chief Executive Officer on July 12, 2001. Mr.Singh has eighteen years of investment banking and senior management experience, including eleven years in investment banking, focused on technology and emerging growth companies. Before joining Silverline, from July 1998 to September 1999, Mr. Singh was a Managing Director and Head of Technology Investment Banking at Punk Ziegel & Company in New York. From 1996 to July 1998, before joining Punk Ziegel, Mr. Singh was Managing Director of Forbes & Walker Inc., a New York and Toronto based private equity investment firm. Prior to that, from July 1992, Mr. Singh was a General Partner and Managing Director of SG Cowen in New York. Before joining SG Cowen, Mr. Singh was a Manager in Coopers & Lybrand's New York practice. Mr. He also serves on the Board of Directors of Bacon Felt Company in Taunton, MA. Mr. Singh received his MBA from Columbia University.

     Rajan Nair was appointed as Chief Operating Officer of Silverline, following Silverline's March 6, 2001 acquisition of SeraNova. In this role, Rajan oversees Silverline's worldwide solutions delivery, marketing and sales operations, with particular emphasis on the key North American market. Previously, Rajan served as Chief Operating Officer of SeraNova from December 1999, until its acquisition by Silverline. Joining SeraNova's former parent, Intelligroup, in February 1997, Rajan was instrumental in creating and building their Internet Services business unit. From January 1999 to December 1999 he served as Vice President of the unit and played a key role in the decision to spin off, as SeraNova, Inc., a global provider of strategic eBusiness and mobile solutions services. With over 12 years of experience in developing Information Technology solutions for global organizations, Rajan has expertise in developing IT strategies for organizations to improve the way they conduct business. Prior to SeraNova, Rajan was a Principal with Computer Sciences Corporation's national SAP practice and, prior to that, a Senior Consultant with Deloitte and Touche. Rajan received his bachelor's degree from Bombay University in India.

     Venkatachalam K. Murthy has served as our Senior Vice President and Chief Financial Officer since 1996. From 1992 to 1996, Mr. Murthy was Vice President of our company. From 1981 to 1992, Mr. Murthy was the Financial Controller and the Regional Controller of Singapore Airlines Limited. Mr. Murthy holds a Bachelor's degree in Commerce, a Professional degree in Finance Management and Accountancy and a Master's degree in Management from Bombay University, India.

     Shiva Vohra has served as our Senior Vice President, Corporate Finance since November 1999. Prior to that, Mr. Vohra served within the Capital Markets Section of the Bank Supervision and Regulation Division of the Board of Governors of the Federal Reserve System of the United States. Mr. Vohra previously served as Managing Director, Board Member, and Chief Financial and Administrative Officer of an investment management subsidiary of Credit Agricole Indosuez; Senior Portfolio Manager of ABN AMRO Securities Inc.; Chief Executive Officer of the International Financial Management unit of ABN AMRO Bank; and other executive positions with Chemical Bank (World Banking Group) and W.R. Grace & Co. (Corporate Finance). Mr. Vohra holds a Master's degree in Business Administration from Columbia Business School in New York and a Bachelor of Science (Honors) degree in Physics from St. Xavier's College in India. He is also a Chartered Financial Analyst and a Certified Public Accountant.

     Albert May has served as Chief Executive Officer, Europe since July 2000. He has 20 years of experience in the computer services business gained throughout the world. He has, for the better part of those years, been in senior management positions running independent business units. Prior to this, he was a senior partner at KPMG with responsibility for its IT services in the financial services sector in the United Kingdom. His background in software development, management consultancy and systems integration gains across the world gives him particular strengths in strategy and business management. His education includes Senior Management Training at Harvard and Insead. He holds an MSc. degree in Computer Science from Cambridge University and BSc. degree in Economics from Bristol University, the U.K.

     Brett Proud has served as our Executive Vice President, Business Development since November 1999. Mr. Proud also served as Vice President and General Manager of Silverline Technologies, Inc., Canada from July 1999 until November 1999. Prior to that, Mr. Proud served as President of Mastech Systems Corporation, Keane, Canada and he held a senior position at Andersen Consulting. Mr. Proud holds a Bachelor's degree in Mathematics from the University of Waterloo, Canada.

     Uday Khona has served as our corporate Secretary since December 1998. From December 1997 until December 1998, Mr. Khona was self-employed as a sub-broker. From February 1993 to December 1997, Mr. Khona was Vice-President--Operations of Mukesh Babu Securities Limited, a major stock broker company in Mumbai (Bombay), which is a member of The Stock Exchange, Mumbai and The National Stock Exchange. From November 1986 to February 1993, Mr. Khona served as a General Manager-- Finance of Dynamatic Forgings India Limited, a leading forging company in India. From February 1982 to October 1986, Mr. Khona served in Muscat, Oman, initially, as an Audit Supervisor of an Indian chartered accountant firm, which has international association, and subsequently, served as Finance Controller of Oman Abrasive LLC, a Swedish multinational company engaged in the mining business. Previously, he served as Accounts and Secretarial Executive of Boots Pharmaceuticals Limited.

     K. Mohan Subramanian has served as our wholetime director since 1994. He has been a Director of Silverline Industrial Fabrics Private Ltd. since 1980 and a Director of Silverline Electronics Private Limited since 1987. Mr. Mohan Subramanian has been responsible for the development of the new facilities in Thane and Chennai. Mr. Mohan Subramanian is the brother of Messrs. Ravi Subramanian and Krishnakumar Subramanian and the brother-in-law of Mr. Iyer.

     Arjan R. Daswani has served as our Director since 1992. He is the Chairman/Managing Director of Myquest Group of Companies headquartered in Hong Kong and engaged in International Finance, Manufacturing and Real Estate Development and having branches in 11 countries.

     S. V. Mony has served as our director since 1996. From 1991 until 1995, Mr. Mony served as Chairman of the General Insurance Corporation of India. In addition, Mr. Mony presently serves as director of GIO Australia Holdings Ltd., India, GIO Sanmar Gilts Limited and Sanmar Securities Trading Limited.

     P. Murari has served as our director since April 2000. He is an Advisor to the President of the Federation of Indian Chambers of Commerce and Industry. He is also an Advisor to a number of government and industrial groups and holds directorships on the boards of several Indian public companies. Mr. Murari is a director of the following companies: Mukand Ltd. (Nominee - ICICI), Abanloyd Chiles Offshore Ltd, Herdilla Chemicals Ltd, Indian Rayon & Industries Ltd, Credit Capital Asset Management Co. Ltd, Nova Iron & Steel Ltd, HEG Ltd, Bhoruka Power Corp Ltd, Xpro India Ltd, South Asian Petrochem Ltd, SMV Consultants Pvt Ltd, Smithkline Beecham Pharmaceuticals (I) Ltd, and Smithkline Beecham Consumer Healthcare Ltd. Mr. Murari has also been Chairman of Committees on Deep Sea Fishing Industry, Ministry of Food Processing Industries; the Indian Institute of Mass Communications, Ministry of Information & Broadcasting and the Steering Committee of the World Marketing Congress, Institute of Marketing Management. Mr. Murari held several senior positions with the government of India, the last being Secretary to the President of India. He holds an M.A. degree in Economics from Madras University, India.

     Vaidyanathan Panchapakesan has served as our director since 1999. He has been a consultant for Banque National De Paris since 1996. From 1979 to 1996, Mr. Panchapakesan worked for Banque Nationale De Paris, Hong Kong. Since December 1999, Mr. Panchapakesan has been engaged as an advisor to Rabobank, Singapore.

     George R. Zoffinger has served as our director since April 2000. He currently serves as President and Chief Executive Officer of Constellation Capital Corporation, a company engaged in the venture capital business. Previously, he served as President and Chief Executive Officer of Value Property Trust, a publicly owned Real Estate Investment Trust trading on the New York Stock Exchange. He has held senior executive positions with CoreStates New Jersey National Bank, Constellation Bancorp and Constellation Bank, N.A. Prior to assuming the leadership of Constellation Bancorp, Mr. Zoffinger was appointed Commissioner of Commerce and Economic Development for the State of New Jersey, serving as Chairman of the New Jersey Economic Development Authority, Chairman of the New Jersey Council on Job Opportunities and was a member of the New Jersey Department of Banking Credit Crunch Task Force. Mr. Zoffinger was appointed by President Clinton to serve as a delegate to the White House Conference on Small Business. He was awarded a Master's degree in Finance from New York University and a Bachelor's degree in Business from Pennsylvania State University.

     Dilip Londhe has served as our Head of Operations-Mumbai since 1993. From 1976 until 1993, Mr. Londhe worked with Tata Consulting Services. Mr. Londhe has a Bachelor's degree in Engineering from Nagpur University, India and a Master's degree in Industrial and Management Engineering from the Indian Institute of Technology, Kanpur, India.

     P.S. Karthikeyan has served as our Head of Operations-Chennai since 1996. From 1991 to 1993, Mr. Karthikeyan worked as Deputy General Manager at ESSAR Information Technology Limited. Mr. Karthikeyan holds a Master's degree in Computer Sciences from the Indian Institute of Technology, Chennai. He is also a Certified Project Management Professional from Project Management Inc., USA.

     Charles F. Carlino has served as our Head of Lorin Business Unit-New York since 1998. From 1984 to 1998, Mr. Carlino served as President of Lorin Technology Group. Mr. Carlino holds an Associate's degree in Marketing from Queensborough Community College of New York.

     Venkatarajan Subramanian has served as our Head of the e-Commerce Business Unit since December 1999. From 1995 to 1999, Mr. Venkatarajan Subramanian was a Director at Silverline Technologies, Inc. overseeing various projects in emerging technologies. Mr. Venkatarajan Subramanian has a Bachelor's degree in Electronics Engineering from Bombay University, India.

Board of Directors

     Our articles of association provide for a minimum of three directors and a maximum of twelve directors excluding managing directors, wholetime directors and nominee directors, if any, appointed by Indian public financial institutions and other lenders as discussed below, ex-officio directors, special directors and directors nominated by the debenture holders and mortgage holders. We currently have nine directors and our charter documents allow our Board of Directors, without shareholder approval, to appoint additional directors, up to the maximum Board of Directors size of twelve. Both Indian law and our articles of association provide that at least two thirds of our directors must be subject to reelection by shareholders and at least one third of these directors are subject to reelection at each annual meeting of shareholders.

     Our articles of association also provide for the appointment by our Board of Directors of a managing director and that the appointment is for a fixed term up to five years and during this period the managing director will not be subject to reelection.

     Our articles of association also provide for appointment of wholetime directors who manage and administer our affairs. Wholetime directors are appointed by our Board of Directors and are not subject to reelection. On October 23, 1997, and November 26, 1998, Messrs. Krishna K. Subramanian and K. Mohan Subramanian, respectively, were appointed as our wholetime directors, each for a five-year term. These appointments were confirmed by our shareholders at our annual general meeting held on December 28, 1998. Mr. Krishna K. Subramanian resigned as a wholetime director effective January 12, 2000. He continues to serve as Vice Chairman of our Board of Directors. Mr. K. Mohan Subramanian currently remains as our sole wholetime director.

     Our articles of association give our lenders, as well as certain Indian public financial institutions, the right to appoint their own nominees to our Board of Directors. A lender may only exercise this right to the extent permitted under its loan or other agreement with us. We have been advised by our Indian counsel that this provision is common in the articles of association of other Indian companies.

     Our articles of association provide that any directors nominated to our board by lenders will not be subject to re-election. Indian law limits the number of directors not subject to re-election to one-third of the total number of directors on our Board of Directors.

     We do not currently have any lender nominated directors on our Board of Directors, and our existing loan agreements do not currently grant our lenders the right to nominate directors. See Item 3D "Risk Factors--Our lenders may be entitled to appoint directors to our Board of Directors."

Management

     Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established by our Board of Directors. Executive officers are appointed by and serve at the discretion of the Board of Directors, subject to any applicable employment agreements.

B.  Compensation

     The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2000.

                                                        Salaries, fees,
                                                        commissions and      Pension, retirement
                                                            bonuses          and similar benefits
                                                            -------          --------------------
All directors and executive
officers as a group, consisting
of fifteen persons..................................       $1,581,333               $19,327

     Indian law provides that we may pay our directors any remuneration by way of salary, inflation adjustment allowance, perquisites, commission and other allowances that shall not exceed 11% of our net profits. During the year ended December 31, 2000, Messrs. Krishna K. Subramanian and K. Mohan Subramanian were paid an aggregate of approximately $33,094 in their capacity as wholetime directors. In addition, they were entitled to perquisites, allowances and reimbursement of certain expenses totaling approximately $19,327. Mr. K. Mohan Subramanian, our only current wholetime director, receives aggregate compensation and perquisites of approximately $50,674 per annum. Our directors were paid an aggregate of $52,421 during 2000.

     Our directors are reimbursed for certain expenses in connection with their attendance at Board of Directors and committee meetings.

     At our annual general meeting, the shareholders approved a resolution authorizing our Board of Directors to draw up a commission plan for remunerating our independent directors, subject to a maximum sum equivalent to $50,000 per annum.

C.   Board Practices

     Under Indian law, our shareholders must approve the remuneration and benefits of all the directors on our board of directors at an annual general meeting of shareholders. As discussed above, we have a formal written contract with our one-wholetime director.

Audit Committee

     The role and terms of reference of the audit committee covers the areas mentioned in clause 49 of the Listing Agreement with Indian Stock Exchanges and
Section 292A of the Indian Companies Act, 1956, besides other terms as may be referred to the Board of Directors. Our audit committee currently composed of Messrs. V. Panchapakesan, P. Murari and A. Daswani, who are all independent directors. It is currently contemplated that the audit committee meet at least 3 times each year. The responsibilities of our audit committee include: (i) examining the manner in which management ensures and monitors the adequacy of the nature, extent and effectiveness of accounting and internal control systems;
(ii) reviewing prior to publication the statutory accounts and other published financial statements and information; (iii) monitoring relationships with our independent auditors, ensuring that there are no restrictions on the scope of the statutory audit, making recommendations on the auditors appointment and dismissal, and reviewing the activities, findings, conclusions and recommendations of the independent auditors; (iv) reviewing arrangements established by management for compliance with regulatory and financial reporting requirements; and (v) reviewing the scope and nature of the work of the internal auditing unit.

     The audit committee is authorized generally to investigate any matter within the scope of its responsibilities and has the power to obtain from the internal auditing unit, our independent auditors or any other officer or employee any information that is relevant to such investigations.

Remuneration Committee

     Our remuneration committee is currently composed of Messrs. S. V. Mony, P. Murari and V. Panchapakesan, who are all independent directors. The responsibilities of the remuneration committee are to review, assess and recommend the remuneration package of the executive directors and executive managers.

Compensation Committee

     Our compensation committee is currently composed of Messrs. S. V. Mony, V. Panchapakesan, Iyer and Krishna K. Subramanian. The compensation committee administers our Indian Employee Stock Option Plan, the Indian Employee Welfare Trust Program and the U.S. Employee Stock Option Plan.

Shareholders Complaints Committee

     Our shareholders complaints committee is currently composed of Messrs. Kumar Subramanian and Arjan Daswani. The committee handles shareholders and investors grievances and complaints.

D.   Employees.

     As of March 31, 2001, we employed approximately 2,600 employees worldwide. Of these employees, 1,500 were employed in India, 600 in the United States, 75 in the United Kingdom, 45 in Canada, 2 in Japan, 50 in Egypt, 5 in Germany, 26 in Hong Kong, 25 in Australia, and 5 in New Zealand. We employed 1,660, employees in professional services and customer support, 97 in sales and marketing and 71 in general and administration.

     There is intense global competition, particularly in the United States and India, for information technology professionals with the skills necessary to perform the services offered by us. We invest significantly in our programs to recruit, train and retain qualified employees. We seek to attract, motivate, and retain our professionals by offering:

     . multiple professional challenges and the opportunity to work in one or more of our consulting and training divisions;

     .    the ability to work with leading-edge technologies;

     . attractive compensation plans that align employees' interests and goals with our own;

     .    a stimulating, flexible and entrepreneurial work environment; and

     . the opportunity to receive continuous, ongoing technical training at our in-house training institute, the Silverline Institute.

     We focus our recruiting efforts on the top students from engineering departments of Indian schools as well as lateral candidates, and use a series of reviews and tests to identify the best applicants. Because we emphasize flexibility and innovation, applicants are selected on the basis of their ability to learn as well as their academic achievement, conceptual knowledge and their temperament for, and fit with, our corporate culture.

     We currently provide programs at the Silverline Institute on many of the latest e-business technologies, as well as our software development and quality processes. We provide three months of combined classroom and on-the-job training to new hires and two weeks additional training each year, including both technical training along with non-technical leadership skills development. We also offer advanced courses affiliated with Center for Development of Advanced Computing and India's National Center for Software Technology, including courses to satisfy the requirements for a Post-Graduate Diploma in Software Technology.

     Our professionals that work in the United States either on-site at client facilities or at our facilities in the United States are typically required to obtain visas, as described in Item 3D "Risk Factors--Restrictions on U.S. immigration may adversely affect our business."

     At the time of commencement of employment, our employees generally sign written employment agreements specifying basic terms and conditions of employment as well as non-disclosure, confidentiality and non-compete provisions.

     Our employees are not represented by a labor union. To date, we have not experienced any work stoppages and we consider our relations with our employees to be excellent.

E.   Share Ownership

Beneficial Ownership of Executive Officers and Directors

     The following table sets forth certain information as of June 14, 2001 regarding the beneficial ownership by each of our directors and executive officers:


                                                              Number of Equity Shares
Name                                                           Beneficially Owned(1)          Percentage of Ownership(2)
----                                                           ---------------------          --------------------------

Krishna K. Subramanian(3)..............................               19,747,979                       23.05%
Ravi Subramanian(4)....................................               15,734,042                       18.37%
Shankar Iyer*..........................................                        0                           0
Rajan Nair*............................................                        0                           0
Venkatachalam K. Murthy*...............................                        0                           0
Shiva Vohra*...........................................                        0                           0
Srinivasan Viswanathan*................................                        0                           0
Albert May*............................................                        0                           0
Brett Proud*...........................................                        0                           0
K. Mohan Subramanian*..................................                        0                           0
Uday Khona*............................................                        0                           0
Arjan R. Daswani.......................................                   44,500                        0.05%
S. V. Mony*............................................                        0                           0
P. Murari*.............................................                        0                           0
Vaidyanathan Panchapakesan*............................                        0                           0
George R. Zoffinger*...................................                        0                           0
Ravi Singh*                                                                    0                           0

________________
*    Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Equity shares relating to options currently exercisable or exercisable within 60 days of the date of this annual report are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 85,654,884 equity shares issued and outstanding as of March 31, 2001.

(3) Of such shares, 15,734,042 equity shares are held directly by Silverline Holdings Corp., a Delaware corporation, whose business address is 53 Knightsbridge Road, Piscataway, NJ 08854, 4,001,670 equity shares are held directly by Subra Mauritius Ltd., a Mauritius corporation, whose business address is 3rd Floor, Cerne House, Le Chaussee, Port Louis, Mauritius, and 12,267 equity shares are held directly by Shreyas Holdings Ltd., a Maurit corporation, whose business address is Les Cascades Edith Cavell Street, Port Louis, Mauritius. Ravi Subramanian, our Chairman of the Board of Directors and Chairman of Silverline Holdings Corp., KS Software Technologies Ltd., a British Virgin Islands corporation, and Subra Mauritius Ltd., beneficially own approximately 46.30%, 45.04% and 8.66%, respectively, of the outstanding voting securities of Silverline Holdings Corp. Krishna K. Subramanian, our Vice Chairman of the Board of Directors and Executive of International Initiatives, beneficially owns 100% of the outstanding voting securities of KS Software Technologies Ltd. and 100% of the outstanding voting securities of Subra Mauritius Ltd. Accordingly, Messrs. Ravi Subramanian, and Krishna K. Subramanian may be deemed to the beneficial owners of the 15,734,042 equity shares held by Silverline Holdings Corp. and Mr. Krishna K. Subramanian may be deemed to be the beneficial owner of the 4,001,670 equity shares held directly by Subra Mauritius Ltd. Mr. Krishna K. Subramanian also beneficially owns 100% of the outstanding voting securities of Shreyas Holdings Ltd. Accordingly, Mr. Krishna K. Subramanian may be deemed to be the beneficial owner of the 12,267 equity shares held by Shreyas Holdings Ltd.

(4) Such 15,734,042 equity shares are held directly by Silverline Holdings Corp. Ravi Subramanian, our Chairman of the Board of Directors and Chairman of Silverline Holdings Corp., KS Software Technologies Ltd., and Subra Mauritius Ltd., beneficially own approximately 46.30%, 45.04% and 8.66%, respectively, of the outstanding voting securities of Silverline Holdings Corp. Krishna K. Subramanian, our Vice Chairman of the Board of Directors and Executive of International Initiatives, beneficially owns 100% of the outstanding voting securities of KS Software Technologies Ltd. and 100% of the outstanding voting securities of Subra Mauritius Ltd. Accordingly, Messrs. Ravi Subramanian, and Krishna K. Subramanian may be deemed to the beneficial owners of the 15,734,042 equity shares held by Silverline Holdings Corp.

Employee Benefit Plans

Indian Employee Stock Option Plans


     Our Indian Employee Stock Option Plan I authorizes the grant of options to purchase 1,000,000 equity shares to eligible employees meeting certain performance criteria. On November 12, 1999, we granted all 1,000,000 options to employees, at an exercise price equal to Rs. 425 per share. Of such options, options to purchase 1,000,000 equity shares were granted to our executive officers and directors. The options vesting on April 1 of 2001, 2002 or 2003, and are exercisable for one year from such dates. The Compensation Committee established by our Board of Directors administers the plan.

     At March 31, 2001, options for the purchase of 0 equity shares have been exercised and options for the purchase of 0 equity shares are currently exercisable.

Indian Employee Welfare Trust Program.

     Our Indian Employee Welfare Trust Program authorizes the grant of warrants to purchase 2,000,000 equity shares to eligible employees. Each warrant provides the right to subscribe for one equity share at an exercise price equal to Rs. 365 per share. The program was approved by our shareholders and adopted by our board of directors on November 5, 1999 and is administered by our Board of Directors. All 2,000,000 warrants have been granted to employees on November 5, 1999. The trust established by the program has paid approximately $1.7 million towards a 10% amount required to be paid under Indian law on the warrants issued by us to the trust. The trust may exercise the warrants upon payment of the balance of $15.3 million due upon such exercise at any time prior to July 11, 2001.

     At March 31, 2001, options for the purchase of 0 equity shares have been exercised and options for the purchase of 0 equity shares are currently exercisable.

Indian Stock Option Plan IV

     In terms of the approval granted by the members at the Annual General Meeting held on September 28, 2000, the Company granted 700,000 stock options to the resident Indian employees on April 16, 2001, under an Indian Stock Option Plan II. All options under the plan will be exercisable for equity shares, on a one to one basis at an exercise price of Rs.61/-, being the market price of the company's equity shares on the date of the grant of the option. The options have been granted with a vesting period as below:


             Date of Vesting                 No. of Options
                30/6/2002                      175,000
                30/6/2003                      175,000
                30/6/2004                      350,000
                              Total            700,000

     The employees have one year to exercise the options from the date of vesting.

     As the exercise price and the market price on the date of grant were the same, no compensation cost has been recognized in the accounts.

U.S. Employee Stock Option Plans

     Our U.S. Employee Stock Option Plan authorizes the grant of options to purchase 1,000,000 ADSs (represented by ADRs) to employees, officers and directors of our U.S. subsidiaries. Each ADS represents two underlying equity shares. The plan was approved by our shareholders on March 21, 2000. All options under the plan will be exercisable for ADSs on a one to one basis (each ADS equals 2 underlying equity shares), at an exercise price of $25 per ADS, being the market price of the company's ADS on the date of grant of the option, June 20, 2000. The options have been issued with a vesting period from October 1, 2000 and July 1, 2003.

SeraNova Plan

     i) Pursuant to the acquisition of SeraNova Inc. U.S.A. and in terms of the approval granted by the members at the Extra Ordinary General Meeting held on February 20, 2001, the Company granted 2,000,000 stock options on April 16,2001 to the employees of SeraNova Inc., U.S.A. and its subsidiary, in exchange for options held by them in SeraNova Inc. U.S.A, under an ADR linked stock option plan II. All options under the plan will be exercisable for ADSs, on a one to one basis (each ADS equals 2 underlying equity shares), at a price of $2.95 per ADS being the market price of the company's ADS on the date of grant of the option. The options have been granted with a vesting period as below


             Date of Vesting              No. of Options
                16/04/2001                   551,630
                16/04/2002                   289,674
                16/10/2002                   289,674
                16/04/2003                   289,674
                16/10/2003                   289,674
                16/04/2004                   289,674
                                Total      2,000,000


     The employees have five years to exercise the options from the date of vesting.

     As the exercise price and the market price on the date of grant were the same, no compensation cost has been recognized in the accounts.

     ii) In terms of the approval granted by the members at the Extraordinary General Meeting held on February 20, 2001, the Company issued 1,000,000 stock options on April 15, 2001 to the employees of its subsidiaries under an ADR linked Indian Stock Option Plan III. All options under the plan will be exercisable for ADSs on a one to one basis (each ADS equals 2 underlying equity shares), at an exercises price of $ 2.95 per ADS, being the market price of the company's ADS on the date of grant of the options. The options have been issued with a vesting period as below:


             Date of Vesting                No. of Options
                16/04/2002                     500,000
                16/10/2002                     200,000
                16/04/2003                     100,000
                16/10/2003                     100,000
                16/04/2004                     100,000
Total                                        1,000,000


     The employees have five years to exercise the options from the date of vesting. As the exercise price and the market price on the date of grant were the same, no compensation cost has been recognized in the accounts.

     The Compensation Committee established by our Board of Directors administers the plan. The Compensation Committee has the power to determine the terms of the options granted, including the exercise price, the number of ADSs subject to each option, the exercisability thereof, and the form of consideration payable upon the exercise of the options. In addition, the

Committee has the authority to amend, suspend or terminate the plan, provided that no such action may affect any ADS previously issued and sold or any option previously granted under the plan.

     Options granted under the plan are generally not transferable by the optionee. The options must generally be exercised within three months of the termination of employment of the optionee with us or the optionee's service as director, but in no event later than the expiration of the option's term. In the event of termination for cause, the options will expire immediately upon the date a termination notice is given to the optionee. In the event of the optionee's termination of employment due to retirement or disability, the vesting and exercisability of the optionee's option will accelerate in full and the option may be exercised within three years following such termination of employment due to retirement or disability, but in no event later than the expiration of the option's term.

     The plan provides that in the event of a merger of our company with or into another corporation, a sale of substantially all of our assets or a similar transaction, each option will become immediately exercisable.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
         -------------------------------------------------

A.  Major shareholders

     The following table sets forth certain information as of June 14, 2001 regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our equity shares:

                                                               Number of Equity Shares       Percentage of
Name and Address                                               Beneficially Owned (1)        Ownership (2)
----------------                                               ----------------------        -------------
Krishna K. Subramanian (3)(4)............................          19,747,979                   23.05%
Ravi Subramanian (5)(6)..................................          15,734,042                   18.37%
Silverline Holdings Corp. (3)(6).........................          15,734,042                   18.37%
Subra Mauritius Ltd. (7).................................           4,001,670                    4.67%
Shereyas Holdings (7)....................................              12,267                    0.01%

__________________

*    Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Equity shares relating to options currently exercisable or exercisable within 60 days of the date of this annual report are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 85,654,884 equity shares issued and outstanding as of March 31, 2001.
(3) Of such shares, 15,734,042 equity shares are held directly by Silverline Holdings Corp., a Delaware corporation, whose business address is 53 Knightsbridge Road, Piscataway, NJ 08854, 4,001,670 equity shares are held directly by Subra Mauritius Ltd., a Mauritius corporation, whose business address is Cerne House, 3rd Floor, LeChaussee, Port Louis, Mauritius, and 12,267 equity shares are held directly by Shreyas Holdings Ltd., a Mauritius corporation, whose business address is Les Cascades, Edith Cavells, Port Louis, Mauritius. Ravi Subramanian, our Chairman of the Board of Directors and Chairman of Silverline Holdings Corp., KS Software Technologies Ltd., a BVI corporation, and Subra Mauritius Ltd., beneficially own approximately 46.30%, 45.04% and 8.66%, respectively, of the outstanding voting securities of Silverline Holdings Corp. Krishna K. Subramanian, our Vice Chairman of the Board of Directors and Executive of International Initiatives, beneficially owns 100% of the outstanding voting securities of KS Software Technologies Ltd. and 100% of the outstanding voting securities of Subra Mauritius Ltd. Accordingly, Messrs. Ravi Subramanian, and Krishna K. Subramanian may be deemed to the beneficial owners of the 15,734,042 equity shares held by Silverline Holdings Corp. and Mr. Krishna K. Subramanian may be deemed to be the beneficial owner of the 4,001,670 equity shares held directly by Subra Mauritius Ltd. Mr. Krishna K. Subramanian also beneficially owns 100% of the outstanding voting securities of Shreyas Holdings Ltd. Accordingly, Mr. Krishna K. Subramanian may be deemed to be the beneficial owner of the 12,267 equity shares held by Shreyas Holdings Ltd.
(4)  The address of Mr. Krishna K. Subramanian is Gulshan Villa, Mumbai 400026.
(5) The address of Mr. Ravi Subramanian is 216 Mountain Blvd. Watchung, NJ 07060 USA. See also note 3.
(6) 3,500,000 shares of Silverline Holdings Corp. and 6,500,000 of our equity shares that are held by Ravi Subramanian are pledged to lenders who could foreclose on those shares in the event of default under the loan agreements.
(7)  See Note 3.

     As of June 14, 2001 we had 85,654,884 equity shares issued and outstanding. As of June 14, 2001, there were approximately 32 registered holders of ADSs (underlying 18,543,884 equity shares), of which 25 holders had addresses in the United States. As of such date, there were approximately 195,000 registered holders holding 67,111,000 equity shares listed and traded on stock exchanges in India.

B.  Related Party Transactions

Related party transactions

1)  Silverline Technologies Inc. USA (STI).  We have an agreement with its
    --------------------------------------
wholly owned subsidiary STI to execute offshore software consulting, design and programming services for projects designated by STI. This agreement is regularly reviewed for amendments. The rates adopted for inter-company business are in line with accepted practices in the industry.

   Further, during the year we have made additional investment of $49.40 million in the common stock of STI for expansion of sales and marketing operations and for meeting the consequent additional working capital requirements. Against such additional investment we have been allotted 53,410 shares of common stock of STI having a par value of $100/- per share. In addition, we have given a guarantee of $5 million to Hong Kong and Shanghai Banking Corporation Ltd, Mumbai, India for facilities granted by their overseas office in USA to STI.

2)  Silverline Technologies UK Ltd (STUKL).  We have an agreement with STUKL to
    --------------------------------------
execute offshore software consulting, design and programming services for projects designated by STUKL. This agreement is regularly reviewed for amendments. The rates adopted for inter-company business are in line with accepted practices in the industry.

3)  SCI Ltd. Hong Kong (SCI).  During the year your company acquired the entire
    ------------------------
share capital of SCI consisting of 20 million ordinary shares of HK $1 each, for a consideration of $22 million

   In addition we have given a loan of $6 million to SCI, carrying an interest rate of labor plus 4% p.a.

4)  SeraNova Inc, USA (SeraNova).  On March 6, 2001, we acquired the entire
    ----------------------------
share capital of SeraNova by issuing 6,227,442 of our ADSs (each ADS represents 2 underlying equity shares) to the shareholders of SeraNova in the ratio of 0.35 of our ADS for each common stock of SeraNova.

   In addition we have granted inter corporate deposits totaling Rs.55 million to SeraNova India Pvt. Ltd., a subsidiary of SeraNova at a rate of interest of 16% p.a.

   STI made advances, in the form of payments made on behalf of Mr. Ravi Subramanian, the chairman, totaling $787,640 and $1,885,000 during 1999 and 2000 respectively. The amount has been repaid as of the end of 1999 and 2000.

   During 2000, STI made advances to KS Software International, Inc., amounting to $1,000,000. The entire amount advanced has been repaid as of December 31, 2000.

   During 2000, STI has paid rent of $750,000 to Silverline Holding Corp. STI made advances of $3,558,911 and $10,530,529 during December 31, 1999 and 2000 respectively, to Silverline Holdings Corp. As of December 31, 2000, $6,139,266 remained outstanding and is included in prepaid expenses and other current assets.

   During the year, we generated revenue of $3,100,000 and $1,413,525 from Expo24-7 Com Ltd. and Unified Herbal.com Ltd., respectively. As of 2000, $2,125,000 and $1,413,525 remain outstanding from Expo.com and Unified Herbal, respectively.

   Other than compensation agreements and other arrangements, which are described in Item 6B "Compensation" and the transactions described below, since December 31, 2000, there has not been, nor is there currently proposed, any transaction or series of transactions to which we are or will be a party:

     .    in which the amount involved was material; and

     . in which any of our directors or officers, or any member of their immediate family, or any company or government entity which holds a controlling interest in our equity shares, had or will have a direct or indirect material interest.

International Real Estate Ventures, LLC

     International Real Estate Ventures, LLC, or IREV, is a limited liability company owned by Himanshu P. Shukla, a former employee and former consultant of our U.S. subsidiary, Silverline Technologies, Inc. On December 31, 1997, Silverline Technologies, Inc. sold a building to IREV for $4.0 million. The purchase was financed through a mortgage from The Chase Manhattan Bank, which was guaranteed by Silverline Technologies, Inc. and Ravi Subramanian, our Chairman of the Board of Directors and principal beneficial shareholder. The net book value of the property on December 31, 1997 was $2.2 million. On August 14, 1998, Chase, in consideration of the payment by IREV of the sum of $1.5 million to Chase as cash collateral, released Silverline Technologies, Inc. as guarantor.

     On February 2, 2000, IREV sold the building to Silverline Holdings Corp., our principal shareholder. Sovereign Bank financed 80% of the fair market value of the building that was $5.5 million. In addition, the bank agreed to provide Silverline Holdings Corp. a construction loan of $1.6 million. These loans were guaranteed by Mr. Ravi Subramanian, and he was released from the guarantee of IREV's mortgage with the Chase Manhattan Bank.

International Technology Ventures, LLC

     International Technology Ventures, LLC, or ITV, is a limited liability company owned by Himanshu P. Shukla, a former employee and former consultant of Silverline Technologies, Inc. On December 31, 1997, Silverline Technologies, Inc. sold to ITV rights to certain software products, computer equipment and certain intellectual property rights, if any, which we have developed, and may in the future develop, in connection with specific projects. ITV signed a note for the purchase price of $1.5 million, payable in three annual equal installments commencing December 31, 1999. The note bears interest at a rate of 8.5%. The software products are to be further developed, customized and marketed by ITV. ITV's ability to repay the principal and interest on the note depends on whether or not it will be able to develop and market these products. As of December 31, 2000, ITV had paid $1 million on the note.

Issuance of Warrants to Promoter Company

     On July 9, 2001 at our annual general meeting, we resolved to offer, issue and allot, for cash consideration, on preferential basis 10,000,000 warrants convertible into equity shares, to Subra Mauritius Limited, a company owed by our Vice Chairman, Krishra K. Subramanian, on such terms as may be deemed appropriate by our board of directors, in accordance with Indian laws and regulations.

     The warrant holders shall have the option of subscribing for one equity share per warrant at a price of Rs.157/- (currently $3.34 approximately), at any time within 18 months from the date of allotment of the warrants. The equity shares so issued shall rank pari-passu with our existing equity shares

Issuance of Options to Directors, Officers and Employees

     On July 9, 2001 at our annual general meeting, our board of directors was authorized on our behalf to issue, offer and allot to directors, officers and employees, of our subsidiaries, whether in India or abroad, over a period of time, equity shares and or any securities convertible into equity shares at our option and/or holder of the securities linked to equity shares, through American depository receipts, or ADRs / American depository shares, or ADSs, pursuant to an ADR linked Stock Option Plan - IV, or the ADR linked Stock Option Plan-IV/ scheme as our board of directors may decide from time to time, and which, upon conversion of all the options/securities allotted, could give rise to the issue of up to a maximum of 2,000,000 equity shares (represented by 1,000,000 ADRs/ADSs) calculated at the price being the closing price of the ADR on the New York Stock Exchange as on the date of the issue of the option / security or at discount not exceeding 10% of such price, as may be determined by our board of directors, and such issue of options/securities and allotment of securities to be made at such time or times, in such tranche or tranches, and in such manner as our board of directors may, in its discretion think fit, and otherwise on such terms and conditions as may be decided and deemed appropriate by our board of directors at the time of issue or allotment.

C.   Interests of Experts and counsel

     Not applicable.

ITEM 8.  FINANCIAL INFORMATION
         ---------------------

A.  Consolidated Statements and Other Financial Information

     See the consolidated financial statements, including the notes thereto, and exhibits listed in Item 19 hereof and incorporated herein by this reference.

Legal Proceedings

     CIT Canada Inc., our recently acquired software development subsidiary in Toronto, has commenced litigation against the Gaming Lottery Corporation for Cdn. $21.0 million for breach of contract. The Gaming Lottery Corporation has counterclaimed in the amount of Cdn. $10.0 million. We believe that the counterclaim has no merit and will defend it vigorously.

     On or about February 7, 2001, NSA Investments II LLC, or NSA, filed a lawsuit in the United States District Court for the District of Massachusetts against SeraNova and two of its officers, Rajkumar Koneru and Ravi Singh, as well as Intelligroup, Inc., or Intelligroup, and us as a reach and apply defendant. This action arises from an investment of $4 million by NSA in SeraNova in March 2000, as part of a private placement of SeraNova's shares.
NSA alleges, among other things, that SeraNova breached a Stock Purchase Agreement, dated March 14, 2000, and that SeraNova, Mr. Koneru and Mr. Singh made misrepresentations to NSA in connection with NSA's $4 million investment in SeraNova. The complaint alleges: (i) claims for negligent misrepresentation, fraudulent misrepresentation, and securities law violations against SeraNova, Mr. Koneru and Mr. Singh; (ii) claims for breach of contract and unfair trade practices against SeraNova only; (iii) a claim for securities law violations against Intelligroup; and (iv) a claim against Silverline to enjoin it from transferring any Silverline shares to Mr. Koneru and Mr. Singh which claim against Silverline has since been dismissed. The complaint seeks the following relief: (x) a preliminary injunction against Silverline, Mr. Koneru and Mr. Singh, ordering them to place in escrow Mr. Koneru's and Mr. Singh's respective shares of Silverline as security for any judgment obtained by NSA;
(y) unspecified damages; and (z) unspecified multiple damages and attorneys' fees. SeraNova, Mr. Koneru and Mr. Singh answered NSA's complaint and intend to vigorously contest and deny the allegations of wrongdoing set forth therein. SeraNova has sought coverage for these claims under its directors and officers liability insurance policy. We have been advised by counsel handling this matter that based on their present understanding of the facts and information presently available to them, it appears that SeraNova, Mr. Koneru and Mr. Singh have defenses to NSA's claims, but they are unable to predict the outcome of the case at this stage.

       On April 3, 2001 an amended complaint was filed in the United States District Court for the Southern District of New York by John Reilly against SeraNova claiming: (i) breach of contract; (ii) breach of duty of good faith and fair dealing; (iii) unjust enrichment; (iv) discrimination under 42 USC Sec. 1981, the New York City Human Rights Law, the New York State Human Rights Law and the New Jersey Law Against Discrimination; (v) wrongful termination in violation of New Jersey public policy; and (vi) violations of the New York Labor Law. The amended complaint seeks compensatory and punitive damages and an award of attorneys' fees in an unspecified amount in excess of the court's jurisdictional minimum of $75,000. Mr. Reilly was formerly the Regional Sales Director (New York Metro) for SeraNova who resigned from SeraNova effective April 15, 2001. SeraNova intends to vigorously contest the complaint. The attorneys handling this litigation for SeraNova are unable to predict the outcome of the case or to determine the outstanding potential liability against SeraNova, if any.

     There are currently no other material legal proceedings pending or, to the knowledge of our management, threatened against us other than legal proceedings and claims which may have arisen in the ordinary course of business and which when ultimately concluded and determined, will not, in the opinion of our management, have a material effect on the results of our operations or on our financial position.

Dividend Distribution

     Under current Indian laws and regulations, we may pay cash dividends out of our profits in the year in which the dividend is declared or out of our undistributed profits from our previous financial years, upon the recommendation of our Board of Directors and approval by a majority of our shareholders. Our shareholders may, as part of this approval, decrease, but not increase the amount of the dividend recommended by the Board of Directors. Before declaring a dividend greater than 10% of the par value of our equity shares we are required under Indian law to transfer to our reserves a minimum percentage of our profits in that year, ranging from 2.5% to 10% depending upon the dividend percentage to be declared in that year. In addition, the Board of Directors has the discretion to declare and pay interim dividends without prior shareholder approval.

     We declared and paid cash dividends of 1.25 Indian rupees ($0.03) per equity share for the financial year ended March 31, 1998, 1.75 rupees ($0.04) per equity share for the financial year ended March 31, 1999, 1.75 rupees ($0.04) per equity share for the financial year ended March 31, 2000 and our directors have recommended a dividend of 1.25 rupees ($0.03) per equity share for the financial year ended March 31, 2001. Although we intend to continue dividend payments, we cannot assure you that any future dividends will be declared or paid or as to the amount of those dividends.

     Dividends declared, distributed or paid by an Indian corporation were subject to a tax of 22% until March 31, 2001. Currently they are subject to a tax of 10.2%. This tax is neither paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation.

     As an ADS holder, you will generally be entitled to receive dividends payable in respect of the equity shares represented by your ADSs. Cash dividends in respect of the equity shares represented by your ADSs will be paid to the depositary in Indian rupees and, except as otherwise described under Item 10B "Memorandum and Articles of Association--Dividends and Distributions", will be converted by the depositary into U.S. dollars. The depositary will distribute these proceeds to you. The equity shares represented by your ADSs will rank equally with our existing equity shares in respect of dividends.

     With respect to equity shares issued prior to June 20, 2001 during the fiscal year of our company, April 1, 2000 to March 31, 2001, cash dividends declared and paid for that fiscal year will be prorated from the date of issuance to the end of the financial year. Once a cash dividend is declared, equity shares entitled to prorated dividends are quoted on Indian stock exchanges at the same price as equity shares entitled to full dividends. Upon sale and payment for equity shares entitled to a prorated dividend, the selling broker will deduct the difference between the full dividend and the prorated dividend from the sale price.

     If you are an ADS holder entitled to prorated dividends, you will receive only dividends prorated from the date of issuance of equity shares underlying your ADSs to the end of our financial year for which the dividends are declared and paid. This disparity in dividend treatment increases the probability that your ADSs may not trade at the same price as the equity shares quoted on the stock exchanges in India. ADSs entitled to prorated dividends withdrawn from the depositary in exchange for the underlying equity shares prior to payment of any dividend will receive proceeds reduced by the difference between the full dividend and the prorated dividend, upon sale of and payment for the underlying equity shares. For additional information, please see Item 3D "Risk Factors-- Requirements under Indian law relating to the payment of dividends may reduce the value of equity shares underlying the ADSs" and "--Indian income tax surcharges and dividend taxes may adversely affect us," Item 10B "Memorandum and Articles of Association--Dividends."

B.  Significant Changes

       Since the date of the annual consolidated financial statements included in this annual report, no significant change has occurred except for the proposed acquisition of Cyber Tech Consulting Corporation, or CTC.

       We have received an approval from our board of directors and shareholders to proceed with the acquisition of CTC Corporation, a New Jersey, USA, based IT solutions company, subject to customary operational and legal due diligence and regulatory approvals. The board of directors has also authorized issuance of up to 4.5 million ADSs or 9 million common shares (1 ADS = 2 common shares) as consideration for the planned acquisition of CTC and its subsidiaries.

       Founded in 1996, CTC and its subsidiaries (which it shall acquire prior to its own acquisition), or CTC, is an information technology solutions provider based in New Jersey, offering services in the areas of technical resourcing, offsite and offshore software development, eBusiness solutions, and training. CTC has over 300 employees and has 3 offices and 2 training centers in New Jersey, and a development center in Hyderabad, India. CTC has already been engaged in offshore software development and maintenance for some of its large clients. Its clients include Unisys, AT&T Global Solutions and Avaya. It had revenues of approximately $20 million for calendar year 2000.

     We have signed an Agreement and Plan of Merger with CTC and we expect to complete the acquisition in the near future subject to the terms and conditions set forth in the agreement. We expect the acquisition of CTC will expand our client presence in Fortune 1000 Companies.

ITEM 9.  OFFER AND LISTING DETAILS
         -------------------------
     Presented in the table below for the periods indicated are:

     . the high and low sale price for our ADSs as reported for New York Stock Exchange composite transactions;

     . the reported high and low closing sales prices for our equity shares on The Stock Exchange, Mumbai;

     . the imputed high and low closing sales prices for our equity shares translated into U.S. dollars based on the noon buying rate on the last date of each period presented.

     The noon buying rate is the U.S. dollar buying rate in The City of New York for cable transfers in Indian rupees at noon on a particular day as certified for customs purposes by the Federal Reserve Bank of New York:

                        Price Per ADS                Price Per Equity Share
                       ---------------       ---------------------------------------
Year                    NYSE      NYSE         BSE         BSE       BSE       BSE
----                    ----      ----         ---         ---       ---       ---
                       High $     Low$       High Rs.     Low Rs.   High $     Low $
                       ------     ----       --------     -------   ------     -----

1996 ...............      --        --          40.00     12.90      1.13      0.36
1997 ...............      --        --          33.25     13.55      0.91      0.37
1998 ...............      --        --         121.40     25.50      2.93      0.62
1999 ...............      --        --         844.00    106.80     19.53      2.47
*2000 ..............    32.00      9.75       1360.75    244.25     30.24      5.43

1999
-------
First Quarter ......      --        --         380.25    106.80      8.80      2.47
Second Quarter .....      --        --         351.75    180.80      8.14      4.18
Third Quarter ......      --        --         373.55    191.95      8.67      4.44
Fourth Quarter .....      --        --         844.00    350.00     19.54      8.10


2000
----

First Quarter....                -            -       1360.00        657.00        31.18        15.05
*Second Quarter..            32.00        21.63        752.00        338.90        16.82         7.58
Third Quarter....            22.50        14.75        456.20        300.20         9.90         6.52
Fourth Quarter...            18.00         9.75        367.50        244.25         7.86         5.22

2000
----

July.............            22.75        16.13        427.38        403.60         9.53         9.00
August...........            25.19        14.75        371.70        342.11         8.12         7.47
September........            22.38        17.31        414.56        388.39         9.02         8.45
October..........            18.06        11.63        323.95        304.08         6.98         6.55
November.........            15.00        11.38        307.01        293.71         6.56         6.27
December.........            13.75         9.75        299.95        285.26         6.41         6.09


_________________

*Since June 2000.

B.   Plan of Distribution

     Not applicable.

C.   Markets

Trading Practices and Procedures on the Indian Stock Exchanges


     Trading on The Stock Exchange, Mumbai and The National Stock Exchange is accomplished through on-line execution. These two stock exchanges handle an aggregate of over 100,000 trades per day with daily volumes in excess of Rs. 10 billion. Trading on these exchanges is done on a five-day fixed settlement basis, and any outstanding amount at the end of the settlement period is settled by delivery and payment. Institutional investors are not permitted to "net out" their transactions and must trade on a delivery basis only.

     The Stock Exchange, Mumbai permits carry-forwards of trades in certain securities by non-institutional investors with an associated charge. In addition, orders can be entered with a specified term of validity that may last until the end of the session, day or settlement period. Dealers must specify whether orders are for a proprietary account or a client. The Stock Exchange, Mumbai specifies certain margin requirements for trades executed on the exchange, including margins based on the volume or quantity of exposure that the broker has on the market, as well as mark-to-market margins payable on a daily basis for all outstanding trades. Trading on The Stock Exchange, Mumbai takes place from 10:00 a.m. to 3:30 p.m. (India time) on weekdays, except holidays.

     The National Stock Exchange was established in April 1993 in Mumbai (Bombay), by financial institutions and banks along with the Industrial Development Bank of India as the coordinating agency. The National Stock Exchange provides nationwide online satellite-linked screen-based trading facilities with market makers as well as electronic clearing and settlement. The National Stock Exchange trades from 10:00 a.m. until 3:30 p.m. (India time) on weekdays, except holidays. The National Stock Exchange does permit carry forwards of trades. It has separate margin requirements based on the net exposure of the broker on the Exchange.

     On The National Stock Exchange, deliveries for trade executed "on-market" are exchanged through the National Securities Clearing Corporation Limited. Negotiated or "off-market" trades are reported to The National Stock Exchange on-line. As a result, The National Stock Exchange allows screen-based paperless trading and settlement from any of more than 236 cities in India. The daily volume of trading on The National Stock Exchange generally exceeds that of The Stock Exchange, Mumbai.

     The Stock Exchange, Mumbai and The National Stock Exchange also have separate online trading systems and separate clearing houses. For additional information, please see Item 3D "Risk Factors--Trading stoppages and closures at The Stock Exchange, Mumbai, The National Stock Exchange, The Madras Stock Exchange Ltd., Chennai and The Stock Exchange, Ahmedabad may adversely affect the trading price of our ADSs."

D.   Selling Shareholders

     Not applicable.

E.   Dilution

     Not applicable.

F.   Expense of the Issue

     Not applicable.

ITEM 10.  ADDITIONAL INFORMATION
          ----------------------

A.   Share Capital

     Not applicable.

B.   Memorandum and Articles of Association

     The company was originally incorporated on April 13, 1992 (Registration No. 11-66360). The company's main objects as specified in Clause III of its Memorandum of Association is to design, develop, alter, make, manufacture, produce, process, assemble, contract for, buy, sell, export, import, trade or lease, hire or otherwise deal in computers, computer machinery, spare parts, hardware, software, computer stationery, peripherals, like printers, monitors, modems, hard disks, plotters, digitizers, electronic, electrical, machines, controllers for machines, technical know-how including computer based equipments and systems, related software and computer programmers and accessories, telecommunication instruments and systems, facsimile transreceivers, electronic private automatic branch exchange, cordless telephones and pay phones.

          (a) A director's power to vote on a proposal, arrangement or contract in which the director is materially interested;

     A director of our company must disclose his interest in any contract or arrangement that the company is entering into. Furthermore, a director of our company who is interested in any contract, arrangement or proposal being made to our company is not entitled to vote on the contract, arrangement or proposal. Even if the director votes on such a contract or arrangement, his/her vote will not be counted. The director will be entitled to attend the meeting in which the contracts or arrangement is discussed. However, the director's presence will not be counted for determining if there has been a quorum for the meeting of the board of directors.

          (b) The directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body;

     The quorum for the meeting of directors is one-third of the total number of directors or two, which ever is higher. Since we have 9 directors on our board, a quorum for the meeting of our board of directors is 3. A meeting of the board of directors cannot be held in the absence of a quorum. A valid quorum is required for the board to pass any resolution relating to the compensation of our directors. Furthermore, any compensation of our directors is required to be approved by our shareholders in a general meeting of shareholders.

          (c) Borrowing powers exercisable by the directors and how such borrowing powers can be varied;

     The directors may borrow money for the company and secure its repayment. However, if the total amount of money borrowed by the company as a result of any proposed borrowing would exceed the aggregate paid up capital of the company and its free reserves, the prior consent of the shareholders is required to be obtained. The directors may secure the repayment of the money borrowed by the creation of mortgages, charges, debentures, etc. The approval of a company's shareholders is required for the issue of convertible or optionally convertible debentures.

          (c1) Loans given, guarantees provided and investments made by the company;

     A company can make loans, give guarantees, provide security or acquire the securities of any other body corporate if the total amount of such loans, guarantees or investments in other body corporates does not exceed sixty percent of the company's paid-up share capital and free reserves, or the total amount of the free reserves, which ever is more. Loans, guarantees given company and investments made by a company exceeding the limit referred to above, would require the prior approval of the shareholders of a company by way of special resolution of the shareholders where the affirmative vote of at least three-fourth the total number of shareholders present and voting is necessary.

          (d) Retirement or non-retirement of directors under an age limit requirement; and

     At least two-third's of our directors are subject to retirement by rotation in the following manner. At least one third of the directors of our company must retire at every annual general meeting of the shareholders. The directors who are subject to retirement by rotation each year are those directors who have been longest in the office. Under the Companies Act, 1956 the retirement age in case of whole-time directors and managing directors is 70 years.

          (e)  Number of shares, if any, required for director's qualification.

     There is no requirement for a director of our company to hold shares in our company.

Share Capital

     Dividends

          Under current Indian laws and regulations, the company may pay cash dividends out of its profits in the year in which the dividend is declared or out of its undistributed profits from its previous financial years. The dividend is recommended by the board of directors and approved by a majority of the shareholders. The shareholders may decrease, but not increase the amount of the dividend recommended by the board of directors.

          Before declaring a dividend greater than 10% of the par value of the company's equity shares, the company must transfer between 2.5% to 10% of its profits to its reserves depending upon the dividend percentage to be declared in that year. The company may declare dividends out of the company's accumulated profits if there are inadequate profits or if there are no profits. However, this is subject to certain conditions. In addition, the board of directors has the discretion to declare and pay interim dividends without prior approval of the shareholders.

          The payment of dividend is subject to the rights of the preference shareholders and the provisions of reserves that the company has to maintain. Even if the company makes a profit, the directors may set aside a portion of the profits to form reserve funds or to meet contingencies or improve the facilities of the plant and machinery.

          With respect to equity shares issued by our company during a particular financial year, cash dividends declared and paid for that year were prorated from the date of issuance to the end of that financial year. However, pursuant to a letter dated February 18, 2001 issued by the Securities and Exchange Board of India, shares issued by Indian companies whose shares are being traded compulsorily in dematerialized form in India, should be pari-passu in all respects. The shares issued by our company are being traded compulsorily in dematerialized form and hence, shares issued by us during the course of a financial year after the letter of the Securities and Exchange Board of India will be treated in the same way as the equity shares already issued by our company in the past. Therefore, on such shares dividends will be paid for the full year even though they have been issued during the course of the year. This also applies to ADRs traded on the New York Stock Exchange, as long as the ADRs were issued after the letter of the Securities and Exchange Board of India. In addition, to the extent that we distribute cash dividends, if exchange rates fluctuate during a time when the depositary cannot convert Indian rupees into U.S. dollars, you may lose some or all of the value of the distribution.

          A company is required to transfer to a separate bank account, the total amount payable as dividends to its shareholders within a period of 5 days from the date of declaration of the dividend. The company is required to pay out the dividend to its shareholders within a period of 30 days from the date the dividend has been declared. The dividend remaining in the separate bank account referred to above after a period of 37 days from the date of its declaration is required to be transferred by the company to a separate unpaid dividend account. Any dividend which remains unpaid or unclaimed for a period of 7 years from the date it is due for payment is required to be transferred by the company to a separate fund called the Investor Education and Protection Fund established by the Indian Central Government after which the shareholder's entitlement to such dividend lapses.

     Voting Rights

     At any general meeting, voting is by show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding:

     . at least 10% of the total shares entitled to vote at the general meeting; or

     .    shares with an aggregate paid-in capital of at least Rs. 50,000.

     Upon a show of hands, every shareholder entitled to vote and present in person has one vote. On a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid-in capital held by that shareholder. The chairman of our board of directors has a deciding vote in the case of any tied vote. Any of our shareholders may appoint a proxy. The instrument appointing a proxy must be delivered to the company at least 48 hours prior to the applicable meeting. A proxy may not vote except on a poll. A corporate shareholder may appoint an authorized representative who can vote on behalf of the shareholder, both upon a show of hands and upon a poll.

     Ordinary resolutions may be passed by a simple majority of the shareholders present and voting at any properly called general meeting. Certain actions must be approved by resolutions which have been passed by the affirmative vote, whether by show of hands or poll, of not less than three times the number of votes, if any, cast against the resolution. Such resolutions are termed as special resolutions. The relevant actions requiring to be passed by special resolution, among others, include:

     . amendments to our Memorandum of Association and Articles of Association, or our charter documents;

     .    commencement of a new line of business;

     . waiver of pre-emptive rights for the issuance of any new equity shares;

     .    reduction of our share capital; and

     .    winding-down of our company.

          (a)  Resolutions passed by postal ballot

     There were no provisions for postal ballot under Indian law prior to December 2000. The Indian Companies Act, 1956 was amended in December 2000 to introduce a section on postal ballot. The amendment states that Indian public companies which are listed on recognized stock exchanges, may in respect of certain items notified by the Central government, get a resolution passed by means of postal ballot (including electronic voting), instead of transacting the business in a general meeting of the company. In May 2001, the Central government notified the following list of items that could be resolved by postal ballot:

     .    alteration in the object clause of the Memorandum of Association;

     . alteration of Articles of Associations in relation to deletion or insertion of provisions defining private company;

     .    buy-back of own shares by the company;

     .    issue of shares with differential voting rights;

     .    change in place of registered office of the company;

     .    sale of whole or substantially the whole of undertaking of a company;

     . giving loans or extending guarantee or providing security in excess of the limit prescribed under sub-section (1) of section 372A;

     .    election of a director under sub-section (1) of section 252;

     .    power to compromise or make arrangements with creditors and members;
          and

     . variation in the rights attached to a class of shares or debentures or other securities.

          (b)  Rights to share in the company's profits;

     Under current Indian laws and regulations, the company may pay cash dividends out of its profits in the year in which the dividend is declared or out of its undistributed profits from its previous financial years. The dividend is recommended by the board of directors and approved by a majority of the shareholders. The shareholders may decrease, but not increase the amount of the dividend recommended by the board of directors.

     Before declaring a dividend greater than 10% of the par value of the company's equity shares, the company must transfer between 2.5% to 10% of its profits to its reserves depending upon the dividend percentage to be declared in that year. The company may declare dividends out of the company's accumulated profits if there are inadequate profits or if there are no profits. However, this is subject to certain conditions. In addition, the board of directors has the discretion to declare and pay interim dividends without prior approval of the shareholders.

     The payment of dividend is subject to the rights of the preference shareholders and the provisions of reserves that the company has to maintain. Even if the company makes a profit, the directors must set aside a portion of the profits to form reserve funds or to meet contingencies or improve the facilities of the plant and machinery.

     With respect to equity shares issued by our company during a particular financial year, cash dividends declared and paid for that year were prorated from the date of issuance to the end of that financial year. However, pursuant to a letter dated February 18, 2000 issued by the Securities and Exchange Board of India, shares issued by Indian companies whose shares are being traded compulsorily in dematerialized form in India, should be pari-passu in all respects. The shares issued by our company are being traded compulsorily in dematerialized form and hence, shares issued by us during the course of a financial year after the letter of the Securities and Exchange Board of India. will be treated in the same way as the equity shares already issued by our company in the past. Therefore, on such shares dividends will be paid for the full year even though they have been issued during the course of the year. This also applies to ADRs traded on the New York Stock Exchange, as long as the ADRs were issued after the letter of the Securities and Exchange Board of India. In addition, to the extent that we distribute cash dividends, if exchange rates fluctuate during a time when the depositary cannot convert Indian rupees into U.S. dollars, you may lose some or all of the value of the distribution.

     A company is required to transfer to a separate bank account, the total amount payable as dividends to its shareholders within a period of 5 days from the date of declaration of the dividend. The company is required to pay out the dividend to its shareholders within a period of 30 days from the date the dividend has been declared. The dividend remaining in the separate bank account referred to above after a period of 37 days from the date of its declaration is required to be transferred by the company to a separate unpaid dividend account. Any dividend which remains unpaid or unclaimed for a period of 7 years from the date it is due for payment is required to be transferred by the company to a separate fund called the Investor Education and Protection Fund established by the Indian Central Government after which the shareholder's entitlement over the dividend lapses.

     Bonus Shares

     In addition to permitting dividends to be paid out of current or retained earnings as described above, Indian law permits our company's board of directors to distribute an amount transferred from our general reserve or surplus in our profit and loss account to our shareholders in the form of bonus shares which is similar to a stock dividend. Indian law also permits the issuance of bonus shares from the share premium account, general reserve account or the amount lying in the credit of a company's profit and loss account. Bonus shares are distributed to shareholders based on the recommendation of our board of directors and in proportion to the number of equity shares each shareholder owns. The distribution of bonus shares is subject to the approval of the shareholders at a general meeting.

     Liquidation Rights

     On the winding up of the company the workmens' dues and debts due to secured creditors (to the extent that they cannot recover their dues from the security provided to them) are given priority and rank pari passu with each other. After making the aforesaid payments, all revenues and taxes, payable to the Central or State government, wages or salary or other dues to employees, are required to be made. Any surplus amount is required to be distributed to the shareholders of the company. The preference shareholders will be entitled to receive the arrears of preferential dividend and the amount of money paid up on the preference shares in priority to the equity shareholders. The equity shareholders are entitled to receive the surplus assets after winding up of the company in proportion to their shareholding in the company.

     Redemption Provisions

     The company can issue preference shares that must be redeemable, within a period of twenty years. These shares can be redeemed out of the profits of the company that can be used for the payment of dividend or by the issue of fresh shares. These preference shares cannot be redeemed unless they have been fully paid up. If a premium has to be paid on the redemption of the preference shares the payment must be from the company security premium account or the profits of the company.

     If the preference shares are redeemed, but not by a new issuance of shares, then an amount equal to the nominal value of the preference shares redeemed will be transferred to a capital redemption reserve account.

     With regard to redemption of debentures, the Companies (Amendment) Act, 2000 provides that where a company issues debentures after the above amendment, it shall create a debenture redemption reserve account in which it will transfer an adequate amount from out of its profits every year until such debentures are redeemed. The amount credited to the debenture redemption reserve account is required to be utilized only for the purpose of redemption of debentures.

     Sinking fund provisions

     None.

     Liability to further capital calls by the company

     The directors may make calls on the shareholders requiring them to make payment on the unpaid portion of the shares held by them. The call on shares will be made on a uniform basis on all the shares falling under the same class.

     However, the above provision will not apply to ADR holders as the equity shares underlying the ADRs are fully paid up.

     Any provisions discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares

     For information on this point please see the "Risk Factors--Risks Related to Our Corporate Charter and Share Ownership. Our officers, directors and affiliated entities, including Silverline Holdings Corp., own a large percentage of our company and could significantly control us in ways that might not be favored by our other shareholders and the holders of our ADSs".

Rights of Shareholders

     The rights granted to a class of shareholders may be modified by the company by an agreement between the company and the person acting on behalf of that class of shareholders. However, the agreement must be ratified in writing by persons who hold three-fourth of the nominal value of the shares of that class. A separate meeting of that class of shareholders must be held where the resolution is passed with a three-fourth majority.

     There have been recent amendments to the Indian Companies Act, 1956 that permit a public Indian company to issue equity shares with special rights as to voting, dividend or otherwise, subject to certain terms and conditions. Previously, it was not possible for Indian public companies to issue shares with different rights as to voting, dividend or otherwise. We have not yet issued any shares with special rights as to voting, dividend or otherwise.

Annual General Meetings and Extraordinary Meetings of Shareholders

     The company has to hold at least one annual general meeting, or AGM, in each year. There gap between two AGMs can not exceed fifteen months. All meetings of the shareholders other than AGMs are called extra-ordinary general meetings, or EGMs. An EGM can be convened at any time by the directors. The directors must convene an EGM if persons who hold at least ten percent of the paid up capital of the company require a meeting of the shareholders.

     A general meeting of the company may be called by providing a notice of at least 21 days. However, an AGM can be convened with a shorter notice if all the members who are entitled to vote agree to a shorter notice. An EGM may be convened with a shorter notice if members who hold at least 95% of the paid up share capital of the company that would give them the right to vote, consent to the shorter notice.

     All the business to be conducted at an AGM are considered to be special businesses except the following items:

     .    Approval of accounts

     .    Appointment of auditors

     .    Declaration of dividend

     .    Reappointment of directors retiring by rotation.

     All the businesses conducted in an EGM are considered to be special businesses. If any special business is to be conducted in a general meeting, a statement that describes all the material facts of the business must be disclosed to the shareholders at the time of the issuing the notice for the general meeting.

     The quorum for a general meeting is five members who are personally present. At any general meeting, a resolution can be passed by a show of hands or by a poll. The chairman has a casting vote if there is an equality of votes.

     The holders of ADSs, generally will have the right under the deposit agreement to instruct the depositary to exercise voting rights for the equity shares represented by the ADSs. At the request of the company, the depositary will mail notices of any shareholders' meeting received from the company together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. If the depositary receives voting instructions for a holder of ADSs on a timely basis, it will endeavor to vote the securities representing the holder's ADSs in accordance with those voting instructions.

     Under Indian law, voting of the equity shares is by show of hands unless a poll is demanded by a member or members present in person or by proxy holding at least one-tenth of the total shares entitled to vote on the resolution or by those holding an aggregate paid up capital of at least Rs. 50,000. A proxy may not vote except on a poll.

     As soon as practicable after receipt of notice pursuant to the Depositary Agreement, among our company, Morgan Guaranty Trust Company and the beneficial owners from time to time of American depositary receipts, of any meeting of holders of equity shares or deposited securities, the depositary shall fix a record date for determining the holders entitled to receive any distribution on or in respect of deposited securities, to give instructions for the exercise of any voting rights and to receive any notice or to act in respect of other matters and only such holders shall be so entitled.

     As soon as practicable after receipt from our company of notice of any meeting or solicitation of consents or proxies of holders of shares or other deposited securities, the depositary shall mail to holders a notice stating (a) such information as is contained in such notice and any solicitation materials,
(b) that each holder on the record date set by the depositary therefor will be entitled to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the deposited securities represented by ADSs evidenced by such holder's ADRs and (c) instructions to give a discretionary proxy to a person designated by us. Upon receipt of instructions of a holder on such record date in the manner and on or before the date established by the depositary for such purpose, the depositary shall endeavor insofar as practicable and permitted under the provisions of or governing deposited securities, to vote or cause to be voted the deposited securities represented by the ADSs, evidenced by such holder's ADRs, in accordance with such instructions. The depositary will not itself exercise any voting discretion in respect of any deposited securities.

Change in Control Provisions

     There are no specific provisions in our Articles of Association that would prevent or delay a change in control of our company. Further, if any person has to obtain control over our company by virtue of a new issuance of shares of our company, the prior approval of our shareholders by way of special resolution would be needed for such issuance of shares.

     In addition, a non-Indian person or entity would require the prior approval of the Foreign Investment Promotion Board, or the FIPB, for purchasing the shares of our company from the existing Indian resident shareholders. Furthermore, the FIPB would grant its approval only after it receives a resolution of the board of directors our company ( approving the said transfer.

     Also, the provisions of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover) Regulations, 1997 would get attracted in the case of the acquisition of shares of an Indian company, listed in India. The said provisions are discussed below.

     The above provisions may have an effect of delaying, deferring or preventing a change in control.

Disclosure of Ownership Interest

     Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover) Regulations, 1997, or takeover code, upon the acquisition of more than 5% of the outstanding shares or voting rights of a listed company in India, a purchaser is required to notify the company and the company in turn is required to notify all the stock exchanges on which the shares of the company are listed. Upon the acquisition of 15% or more of such shares or voting rights, or a change in control of the company, the purchaser is required to make an open offer to the other shareholders offering to purchase at least 20% of all the outstanding shares of the company at a minimum offering price, as determined pursuant to the takeover code.

      Since our company is a listed company in India, the provisions of the takeover code will apply to it. However, the provisions of the takeover code will apply to an ADS holder only once the holder converts the ADSs into the underlying equity shares.

     In addition to the above, an Indian listed company is required to file with the Indian stock exchanges, its shareholding pattern, including details of the shares held by its promoters, non-residents (i.e. ADR/GDR holders, Foreign Institutional Investors, non-resident Indians, etc.), financial institutions and mutual funds, on a quarterly basis, within 15 days of end of the quarter. It is also required to disclose the names and other details of persons holding more than 1% of the total share capital of the company.

Changes in Capital

     None.

C.   Material Contracts

     None.

D.   Exchange Controls

General

     Prior to June 1, 2000, foreign investment in Indian securities, including the acquisition, sale and transfer of securities in Indian companies, was regulated by the Foreign Exchange Regulation Act , 1973. However, since June 1, 2000, foreign investment in Indian securities is regulated by the provisions of the Foreign Exchange Management Act, 1999, or the FEMA and the accompanying rules and regulations issued by the Indian Central government and the Reserve Bank of India thereunder. These include, among others, the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2000, or the FDI Regulations, and the notifications issued by the Ministry of Finance of the government of India and press releases issued by the Ministry of Commerce and Industry of the government of India.

     Certain regulations issued by the Securities and Exchange Board of India and the Reserve Bank of India restricting ownership levels in Indian companies are also discussed herein. A summary of the legislations, regulations and guidelines referred to above is provided herein below.

E.    Foreign Direct Investment

Currently, subject to certain exceptions, direct investment in Indian companies by foreign investors, by individuals of Indian nationality or origin residing outside India, by non-resident Indians, and by overseas corporate bodies at least 60% owned by such persons, or overseas corporate bodies, in Indian companies would not require the prior approval of either the Foreign Investment Promotion Board, or the FIPB, which is a part of the Ministry of Commerce and Industry of the government of India or the Reserve Bank of India. No prior approval of the FIPB or the RBI is required for foreign direct investment in our company.

In cases where approval of neither the FIPB nor the Reserve Bank of India is required, a declaration giving details of the foreign investment is required to be filed with the Reserve Bank of India within a period of 30 days of bringing in the money into India and another report must be filed within 30 days of issuing shares to foreign investors in the Indian company. Foreign direct investment in our company is subject to these notification requirements.

The foreign direct investment regime in India discussed above applies only to a new issuance of shares made by Indian companies and does not apply to a transfer of shares.

Restrictions on the sale of equity shares underlying the ADSs

No approval is required for transfers of ADSs outside India between two non-residents of India. However, the transfer of the shares underlying the ADSs by a non-resident of India to an Indian resident is regulated by the Reserve Bank of India.

Specific approval of the Reserve Bank of India will have to be obtained for:

     . any renunciation of rights in the underlying equity shares in favor of a person resident in India; and

     . the sale of the underlying equity shares by a non-resident of India to an Indian resident.

In such cases, the foreign investor would have to apply to the Reserve Bank of India by submitting Form TS1, which requires information as to the transferor, the transferee, the shareholding structure of the company whose shares are to be sold, the proposed price and other information. The Reserve Bank of India is not required to respond to a Form TS1 application within any specific time period and may grant or deny the application at its discretion.

Exceptions to this requirement of Reserve Bank of India approval include sales made through a registered Indian broker or through a recognized stock exchange in India at the prevailing market rates, or the offer of shares in accordance with the terms of an offer under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

The proceeds from any sale of the underlying equity shares by a non-resident of India to an Indian resident may be transferred outside India after receipt of Reserve Bank of India approval, if required, and the payment of applicable taxes and stamp duties.

F.    Dual Fungibility

Indian law did not provide for the conversion of shares into ADRs. The Reserve Bank of India has recently permitted registered brokers in India to purchase the shares of an Indian company on behalf of a person outside India for the purpose of converting the shares so purchased into ADRs, if the:

     .    shares are purchased on a recognized stock exchange in India;

     .    Indian company has issued ADRs;

     . shares are purchased with the permission of custodian of the ADRs of the concerned Indian company and are deposited with the custodian;

     . number of shares so purchased do not exceed the number of ADRs converted into underlying shares and shall be subject to sectoral caps as applicable;

     . non-resident investor, broker, custodian and the overseas depository comply with the provisions of the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993, or the Scheme, and guidelines issued thereunder by the Indian central government from time to time.

Although the Reserve Bank of India has issued the guidelines referred to above, the Central government has not yet issued guidelines modifying the provisions of the Scheme.

G.  Taxation

Material U.S. Federal Income Tax Consequences

     The following discussion describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ADSs or equity shares by a beneficial owner of those ADSs or equity shares, referred to in each case for purposes of this discussion as a "U.S. Holder," that is:

     .    a citizen or individual resident of the United States;

     . a corporation or other entity taxable as a corporation for U.S. federal income tax purposes that is created or organized in the United States or under the law of the United States or of any state or the District of Columbia;

     . an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

     . a trust, if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person.

     In addition, certain material aspects of U.S. federal income tax relevant to a holder other than a U.S. Holder, referred to as a "Non-U.S. Holder," are discussed below. For U.S. federal income tax purposes, holders of ADSs will be treated as the owners of the equity shares represented by the ADS.

     This summary is for general information purposes only. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each U.S. Holder. This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, or the "Code", current and proposed Treasury Department regulations promulgated thereunder, judicial decisions and published positions of the U.S. Internal Revenue Service, referred to as the "IRS", and other applicable authorities, all as in effect as of the date of this annual report, and each of which is subject to change or to differing interpretations (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on the shareholder's individual circumstances. In particular, this discussion considers only U.S. Holders that own our ADSs or equity shares as capital assets and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

     .    are broker-dealers or insurance companies;

     .    have elected mark-to-market accounting;

     .    are tax-exempt organizations;

     .    are financial institutions or "financial services entities";

     . hold ADSs or equity shares as part of a straddle, "hedge" or "conversion transaction" with other investments;

     . acquired their ADSs or equity shares through the exercise of options or similar derivative securities or otherwise as compensation;

     .    have a functional currency that is not the U.S. dollar;

     .    are regulated investment companies; or

     . persons who actually or constructively own 10% or more of our ADSs or equity shares.

     In addition, this discussion does not consider the tax treatment of persons who hold ADSs or equity shares through a partnership or other pass-through entity. This discussion does not address any aspect of state, local or non-U.S. tax laws or any U.S. federal tax laws other than U.S. federal income tax laws.

     You are advised to consult your own tax adviser with respect to the specific tax consequences to you of acquiring, holding or disposing of our ADSs or equity shares.

Taxation of Dividends Paid on ADSs or Equity Shares

     Subject to the rules applicable to passive foreign investment companies, described below, a U.S. Holder will be required to include in gross income as ordinary income an amount equal to the U.S. dollar value of any distribution paid on an ADS or equity share on the date the distribution is received by the depositary or the U.S. Holder, as the case may be (based on the exchange rate on that date), to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Generally, any gain or loss resulting from the conversion of Indian rupees into U.S. dollars after the date they are received will be ordinary income or loss. A distribution in excess of earnings and profits will be treated first as a nontaxable return of capital, reducing the U.S. Holder's basis in the ADS or equity share and, to the extent in excess of basis, will be treated as gain from the sale or exchange of the ADS or equity share. The deductibility of expenses of the depositary, like transfer and registration fees, currency conversion expenses, communication expenses and transfer taxes and duties, may be subject to limitations, yet the amount of those expenses would not reduce the gross amount of a U.S. Holder's distributions.

     Our dividends will not qualify for the dividends received deduction generally available to corporations.

     A U.S. Holder will not be eligible for a foreign tax credit against its U.S. federal income tax liability for Indian taxes paid by us unless it is a U.S. corporation owning 10% or more of our voting stock.

     U.S. Holders should be aware that dividends paid by us generally will constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for purposes of the foreign tax credit. The Code applies various limitations on the amount of foreign tax credit that may be available to a U.S. taxpayer. U.S. Holders should consult their own tax advisers with respect to the potential consequences of those limitations.

Taxation of the Disposition of ADSs or Equity Shares

     Subject to the rules applicable to passive foreign investment companies, discussed below, upon the sale, exchange or other disposition of an ADS or equity share, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference, if any, between the U.S. Holder's basis in the ADS or equity share and the amount realized on the disposition. Capital gain or loss from the sale, exchange or other disposition of an ADS or equity share held more than one year is long-term capital gain or loss. The deductibility of a capital loss recognized on the sale, exchange or other disposition of an ADS or equity share is subject to limitations.

     As described in "Indian Taxation" below, gain that a U.S. Holder recognizes on a sale of an equity share may be subject to Indian tax. In general, a U.S. Holder will have the option of claiming the amount of any Indian income tax either as a deduction from gross income or as a dollar-for-dollar credit against the U.S. Holder's U.S. federal income tax liability. An individual who does not claim itemized deductions, but instead utilizes the standard deduction, may not claim a deduction for the amount of any Indian income tax, but that amount may be claimed as a credit against the individual's U.S. federal income tax liability. The amount of foreign income tax that may be claimed as a credit in any year is subject to limitations and restrictions, which must be determined on an individual basis by each shareholder. The limitations include, among others, rules that limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income tax otherwise payable with respect to each class of income. Gain or loss recognized by a U.S. Holder on a sale, exchange or other disposition of an ADS or equity share generally will be treated as U.S. source passive income or loss for purposes of the U.S. foreign tax credit limitations. Unless a U.S. Holder has sufficient foreign source passive income from other transactions subject to foreign income tax at a rate sufficiently below the U.S. federal income tax rate applicable to that income, the U.S. foreign tax credit limitation rules would prevent the U.S. Holder from utilizing a foreign tax credit for part or all of the Indian tax paid on the gain. Because the U.S. Holder may not be able to obtain a tax credit in India for the U.S. tax paid on the gain, the U.S. Holder could be subject to full taxation in India as well as in the United States on the same gain. The foregoing discussion also applies in respect of any Indian tax payable on any sale of subscription or other rights and Indian tax payable on any repurchase by us of our shares.

Tax Consequences if We Are a Passive Foreign Investment Company

     In general, we will be a passive foreign investment company, or PFIC, for any taxable year if either (1) 75% or more of our gross income in the taxable year is passive income, or (2) 50% or more of the average value (or, in certain cases, adjusted basis) of our assets in the taxable year produces, or is held for the production of, passive income. We do not believe that we are, for U.S. federal income tax purposes, a passive foreign investment company and intend to continue our operations in such a manner that we would not become a PFIC in the future. If we become a PFIC, U.S. Holders could be subject to additional federal income tax on gain on dispositions of ADSs or equity shares and on certain distributions. In addition, an interest charge may apply to certain taxes treated as having been deferred by the U.S. Holder under the PFIC rules.

Foreign Personal Holding Company and Personal Holding Company Rules

     Special U.S. federal income tax rules apply to a U.S. Holder in a "foreign personal holding company," or FPHC, and to the U.S. source income and income effectively connected with a U.S. trade of business of a foreign corporation that is a "personal holding company", or PHC. A corporation will not constitute a FPHC or PHC unless the ownership of its stock satisfies a statutory test for being closely held. Based upon our current ownership, we believe that we will not be a FPHC or PHC.

Foreign Investment Company Rules

     Special rules apply to treat as ordinary income any gain recognized on the sale of shares of a "foreign investment company." We believe that we will conduct our business and obtain controlling interests in subsidiaries so as not to be a "foreign investment company."

Tax Consequences for Non-U.S. Holders of ADSs or Equity Shares

     Except as described in the following paragraph or in "Information Reporting and Backup Withholding" below, a Non-U.S. Holder of an ADS or equity share generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, or gain from a disposition of, the ADS or equity share.

     However, a Non-U.S. Holder of an ADS or equity share generally will be subject to U.S. federal income tax on dividends on, or gain from the disposition of, the ADS or equity share provided that:

     . the gain or income is effectively connected with the conduct by the Non-U.S. Holder of trade or business in the United States and, in the case of a resident of a country that has a treaty with the United States, the gain or income is attributable to a permanent establishment or, in the case of an individual, a fixed place of business in the United States, or

     . in case of gain from a disposition of an ADS or equity share, the Non-U.S. Holder is an individual who holds the ADS or equity share as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption.

Information Reporting and Backup Withholding

     Under current U.S. federal income tax regulations, dividends on ADSs or equity shares will be subject to U.S. information reporting and backup withholding at a rate of 31% unless a U.S. Holder provides IRS Form W-9 to the depositary or to us or otherwise establishes an exemption. In addition, U.S. Holders are subject to information reporting and backup withholding on proceeds from the disposition of ADSs or equity shares through a broker located in the United States unless the U.S. Holder provides an IRS Form W-9 or otherwise establishes an exemption.

     Non-U.S. Holders generally are not subject to information reporting or backup withholding with respect to dividends paid on, or upon the disposition of, ADSs or equity shares, provided that the non-U.S. Holder, when required, provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption.

     The amount of any backup withholding will be allowed as a credit against a U.S. or Non-U.S. Holder's U.S. federal income tax liability and may entitle the holder to a refund, provided certain required information is furnished to the IRS.

Indian Taxation

     The following is a discussion regarding the principal Indian tax consequences for holders of ADSs and equity shares received upon withdrawal of such ADSs by the holders who are non-residents of India, whether of Indian origin or not. The following summary is based on the law and practice of the Indian Income-tax Act, 1961, or the Income-tax Act, including the special tax regime contained in Sections 115AC and 115ACA of the Income-tax Act, read in conjunction with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depositary Receipt Mechanism) Scheme, 1993, as amended from time to time, or the ADR Guidelines. The Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of Sections 115AC and 115ACA may be amended or changed by future amendments to the Income-tax Act. This discussion is not intended to constitute a complete analysis of the individual tax consequences to non-resident holders under Indian law for the acquisition, ownership and sale of ADSs and equity shares by non-resident holders. Personal tax consequences of an investment may vary in various circumstances and potential investors should consult their own tax advisers on the tax consequences of such acquisition, ownership and sale, including specifically the tax consequences under the law of their country of residence and any tax treaty between India and their country of residence.

Residence

     For purposes of the Income-tax Act, an individual is considered to be a resident of India during any fiscal year if he or she is in India in that year for:

     .    a period or periods amounting to 182 days or more; or

     . 60 days or more and, within the four preceding years has been in India for a period or periods amounting to 365 days or more; or

     . 182 days or more, in case of a citizen of India or a person of Indian origin living abroad who visits India and within the four preceding years has been in India for a period or periods amounting to 365 days or more.

     A company is a resident of India if it is incorporated in India or the control and the management of its affairs is situated wholly in India. Individuals and companies that are not residents of India would be treated as non-residents for purposes of the Income-tax Act.

Taxation of Distributions

     Pursuant to the Finance Act, 1997, dividends paid to shareholders, whether residents of India or not, are not subject to withholding tax. However, the company paying the dividend is subject to a dividend distribution tax currently pegged at 10.2% including the presently applicable 2% surcharge, on the total amount it distributes, declares or pays as a dividend, in addition to the normal corporate tax.

     Any distributions of additional ADSs or equity shares to the existing holders will not be subject to Indian tax.

Taxation of Capital Gains

     The following is a brief summary of capital gains taxation of non-resident and resident holders with respect to the sale of ADSs and equity shares received upon redemption of ADSs. The relevant provisions are contained mainly in sections 45, 47(vii)(a), 115AC and 115ACA, of the Income Tax Act, in conjunction with the ADR Guidelines. Gains realized upon the sale of ADSs or shares that have been held for a period of more than thirty-six months or twelve months, respectively, are considered long-term capital gains. Gains realized upon the sale of ADSs or shares that have been held for a period of thirty-six months or less or twelve months or less, respectively, are considered short-term capital gains. Capital gains are taxed as follows:

     . Gains from the sale of ADSs outside India by a non-resident to another non- resident are not taxable in India.

     . Gains from the sale of ADSs by Indian resident holders such as Indian mutual funds and Indian resident employees would be subject to long term or short term capital gains tax in India depending upon the period of holding of the ADSs.

     . Redemption of ADSs into the underlying equity shares is not a taxable event.

     . Long-term capital gains realized by a non-resident holder other than an individual upon the sale of equity shares within India are subject to tax at a rate of 10%.

     . Long-term capital gains realized by a non-resident individual holder upon the sale of equity shares within India are subject to tax at a rate not exceeding 10.2%, including the presently applicable surcharge on tax.

     . Long term capital gains realized by a resident employee upon the sale of equity shares obtained from the redemption of ADSs are subject to tax at a rate of 10.2%, including the presently applicable surcharge.

     . Short-term capital gains realized upon the sale of equity shares obtained from the redemption of ADSs will be taxed at variable rates with a maximum rate of 48% in case of foreign companies and 30.6% in case of individuals, including the presently applicable surcharge.

     The above rates may be reduced by an applicable tax treaty in case of non-residents. The India-U.S. Treaty does not provide any exemption from or reduction in the rate of Indian capital gains tax.

     Determination of cost of acquisition: The capital gains tax is computed by applying the appropriate tax rates to the difference between the sale price and the purchase price of the equity shares or ADSs. Under the ADR Guidelines, the purchase price of equity shares of an Indian listed company received in exchange for ADSs will be the market price of the underlying shares on the date that the depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs. This is also commonly known as a "stepped up" basis purchase price. The market price will be the price of the equity shares prevailing on the Stock Exchange, Mumbai or the National Stock Exchange. There is no corresponding provision under the Income Tax Act in relation to the "stepped up" basis for the purchase price of equity shares. However, to our knowledge, the Tax Department has not denied this benefit. In the event that the Tax Department denies this benefit, the original purchase price of ADSs would be considered the purchase price for computing the capital gains tax.

     Determination of holding period: According to the ADR Guidelines, a non-resident holder's holding period for the purposes of determining the applicable Indian capital gains tax rate with respect to equity shares received in exchange for ADSs commences on the date of the notice of the redemption by the depositary to the custodian.

     Dual fungibility: The Indian Government has recently introduced provisions whereby the ADSs converted into underlying shares can be reconverted into ADSs under certain circumstances. Section 115AC of the Income Tax Act would be applicable to the capital gains arising out of the transfer of ADSs and shares acquired upon conversion of the ADSs provided the reconversion is in accordance with a Scheme notified by the Indian central government. However, no such Scheme has been notified by the Indian central government as yet.

     The ADR Guidelines provide that if the equity shares are sold on a recognized stock exchange in India against payment in Indian rupees, they will no longer be eligible for the preferential tax treatment. It is unclear as to whether section 115AC and the ADR Guidelines are applicable to a non-resident who acquires equity shares outside India from a non-resident holder of equity shares who receives the said equity shares upon redemption of the ADSs. If section 115AC and the ADR Guidelines are not applicable to a non-resident holder, long term capital gains realized on the sale of such equity shares listed in India will still be subject to tax at the rate of 10% in the case of a non-individual non-resident holder and at the rate of 10.2% in the case of an individual non-resident holder, including the presently applicable surcharge. In this case, a non-resident holder will also be able to avail himself of the benefits of exchange rate fluctuations for the computation of capital gains tax which are not available to a non-resident holder under section 115AC and the ADR Guidelines.

     Sale of subscription rights :It is unclear as to whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short term capital gains, will be subject to tax at variable rates with a maximum rate of 48% in the case of a foreign company and 30.6% in case of non-resident individuals and resident employees including the presently applicable surcharge.

Withholding Tax on Capital Gains

     Any gain realized by a non-resident of India on the sale of equity shares is subject to Indian capital gains tax, which is to be withheld at source by the buyer, whether resident or non-resident.

Buy-back of Securities

     Indian companies are not subject to any tax on the buy-back of their shares. However, the shareholders will be taxed on any resulting gains. We would be required to deduct tax at source according to the capital gains tax liability of a non-resident shareholder.

Stamp Duty and Transfer Tax

     Upon issuance of the equity shares underlying our ADSs, we are generally required to pay a stamp duty of 0.1% per share of the issuance price of the underlying equity shares, under the Bombay Stamp Act, 1958. However, if our equity shares are issued in Chennai which is in the State of Tamil Nadu, then we will be required to pay a stamp duty of Re. 1/- per share certificate issued. A transfer of ADSs is not subject to Indian stamp duty. However, upon the redemption of the ADSs into the underlying equity shares through the depositary, the non-resident holder will be liable for Indian stamp duty at the rate of 0.5% of the market value of the equity shares. The depository's holding is partly in dematerialized form and partly in physical form. Sale of shares held in dematerialized form are currently not subject to stamp duty. Our shares must be traded in dematerialized or book entry form.

Wealth Tax

     The holding of the ADSs and the holding of underlying equity shares by resident and non-resident holders will be exempt from Indian wealth tax. Non-resident holders are advised to consult their own tax advisers regarding this issue.

Gift Tax and Estate Duty

     Indian gift tax was abolished with effect from October 1998. Indian Estate Duty was abolished with effect from March 1985. We cannot assure you that these taxes and duties will not be restored in the future. Non-resident holders are advised to consult their own tax advisers regarding this issue.

Service Tax

     Brokerage commissions paid to stock brokers in connection with the sale or purchase of shares is subject to a service tax of 5%. The stock broker is responsible for collecting the service tax from the shareholder and paying it to the relevant authority.

     Prospective acquirers should consult their own tax advisers with respect to the Indian and their local tax consequences of acquiring, owning or disposing of equity shares or ADSs.

H.   Dividend and Paying Agents

     Not applicable.

I.   Statement by Experts

     Not applicable.

J.   Documents on Display

     We are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, as applicable to "foreign private issuers" as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file annual and interim reports and other information with the Securities and Exchange Commission.

     As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the "short-swing" profit recovery provisions contained in
Section 16 of the Exchange Act. We make our Securities and Exchange Commission filings electronically, although we are not required to do so. Therefore, such filings are available on the Securities and Exchange Commission's website. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

However, we deliver to the depositary our annual reports, which include annual audited consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles, and quarterly reports, which include unaudited quarterly consolidated financial information prepared in accordance with U.S. generally accepted accounting principles. The depositary promptly mails these reports to all registered holders of our ADSs. We also furnished to the depositary all notices of shareholders' meetings and other reports and communications that are made generally available by us to our shareholders. The depositary arranges for the mailing of these documents to record holders of our ADSs.

     This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms: 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549; Seven World Trade Center, Suite 1300, New York, NY 10048; Room 3190, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. You may obtain information on the operation of the Securities and Exchange Commission's public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 001-15919.

     The documents concerning our company which are referred to in this annual report may also be inspected at our offices located at Kolshet Road, Dhokali, Thane (West), India 400607.

K.  Subsidiary Information

     Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
          ---------------------------------------------------------

     We conduct business almost exclusively in U.S. dollars and Indian rupees. As a result, we are subject to foreign exchange rate risk due to the effects that foreign exchange rate movements of these currencies have relative to each other. We believe that currently we have no other material market risk exposure.

     We address our foreign exchange risk through a program of reviewing and monitoring the relative exposures and engaging in forward transactions within the confines of the regulatory framework in India that relate to foreign exchange. At the present time, there are no forward contracts outstanding.

     As of December 31, 2000, we did not have material interest rate risk as to our borrowings, which were to fund working capital needs, and were short-term in nature. However, with the acquisition of SeraNova on March 6, 2001, we are subject to an interest rate risk associated with the long term borrowings.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
          ------------------------------------------------------

     Not applicable.

                                    PART II


ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
          -----------------------------------------------

     None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
          -------------------------------------------------------------------
           PROCEEDS
           --------

Use of Proceeds

     The registration statement on Form F-1 (Commission File No. 333-11984) which we filed with the Securities and Exchange Commission in connection with our initial public offering became effective on June 20, 2000, the offering date. Our initial public offering commenced on June 20, 2000 and terminated upon completion of the sale of the registered ADSs. The global coordinator and bookrunner in our initial public offering was Salomon Smith Barney Inc. The other underwriters were ABN AMRO Incorporated and Jefferies & Company, Inc.

     The following table sets forth the number of ADSs, each representing the right to receive two of our equity shares, registered, the aggregate offering price of ADSs registered, the number of ADSs sold and the aggregate offering price of ADSs sold, for the account of our company.

                                            For the account
                                             of the company
                                             --------------
Number of ADSs registered .................      4,350,000
Aggregate offering price of ADSs registered   $108,750,000
Number of ADSs sold .......................      4,350,000
Aggregate offering price of ADSs sold .....   $108,750,000


     Of the total of 4,350,000 ADSs, 3,045,000 ADSs were offered and sold by our U.S. underwriters in the United States and Canada and 1,305,000 ADSs were offered and sold by the international underwriters outside the United States and Canada.

     The following table sets forth the expenses incurred by us in connection with the initial public offering during the period commencing the effective date of the registration statement and ending December 31, 2000. None of such expenses have been paid directly or indirectly to directors, officers, persons owning 10% or more of any class of our equity securities or to our affiliates.

                                             Direct or
                                         indirect payments
                                         to persons other
                                         than affiliated
                                             persons
                                             -------
Underwriting discounts and commissions...   $ 7,612,500
Finders' fees ...........................          --
Expenses paid to or for underwriters ....          --
Other expenses ..........................     2,662,500
Total Expenses ..........................   $10,275,000


          The net initial public offering proceeds to us, after deducting the total expenses (set forth in the table above), was $98.475 million.

The following table sets forth the amount of net initial public offering proceeds used by us for each of the purposes listed below. None of such payments was paid directly or indirectly to directors, officers, persons owning 10% or more of any class of our equity securities or to our affiliates.


                                                      Direct or indirect
                                                    payments to persons other
                       Purpose                      than to affiliated persons
--------------------------------------------------- -------------------------
Acquisition of other companies and business(es) ....       $58,490,000
Construction of plant, building and facilities .....        11,000,000
Purchase and installation of machinery and equipment              --
Purchase of real estate ............................              --
Repayment of indebtedness ..........................              --
Working capital ....................................              --
Temporary investments ..............................        24,000,000
Other purposes .....................................              --
Cash and Bank Balance ..............................         4,985,000
Net proceeds from ADR issuance .....................       $98,475,000

ITEM 15.    Reserved.
            --------

ITEM 16.    Reserved.
            --------


                                    PART III


ITEM 17.    FINANCIAL STATEMENTS
            --------------------

     The company has responded to Item 18 in lieu of responding to this item.

ITEM 18.  FINANCIAL STATEMENTS
          --------------------

       Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS
          ---------------------------------

Exhibits

1.1 Certificate of Incorporation of the Registrant, filed as Exhibit 3.3 to the Registrant's Registration Statement on Form F-1, Registration No. 333-11984, and incorporated herein by reference.

1.2 Memorandum of Association of the Registrant, filed as Exhibit 3.2 to the Registrant's Registration Statement on Form F-1, Registration No. 333-11984, and incorporated herein by reference.

1.3 Articles of Association of the Registrant, filed as Exhibit 3.1 to the Registrant's Registration Statement on Form F-1, Registration No. 333-11984, and incorporated herein by reference.

2 Depositary Agreement among the Registrant and Morgan Guaranty Trust Company, and the beneficial owners from time to time of American Depositary Receipts issued thereunder, filed as Exhibit to Registrant's Registration Statement on Form F-6, Registration No. 333-12000, and incorporated herein by reference.

4.1 Amended and Restated Agreement and Plan of Merger dated as of October 27, 2000, signed and executed on January 17, 2001, with retroactive effect from October 27, 2000, by and among the Registrant, Silverline Acquisition Corp., Silverline Technologies, Inc. and SeraNova, Inc., filed as exhibit 2 to the Registrant's Registration Statement on Form F-4, Registration No. 333-52724, and incorporated herein by reference.

4.2 Credit Agreement, dated as of September 10, 1997, among the Registrant, The Chase Manhattan Bank and The Bank of Baroda, filed as Exhibit 10.2 to the Registrant's Registration Statement on Form F-1, Registration No. 333-11984, and incorporated herein by reference.

4.3 HSBC Bank USA commitment letter date January 5, 2001, filed as Exhibit 4.3 to the Registrant's Registration Statement on form F-4, Registration No. 333- 52724, and incorporated herein by reference.

4.4 Intercompany Agreement dated as of January 9, 1997, between the Registrant and Silverline Technologies, Inc., filed as Exhibit 10.1 to the Registrant's Registration Statement on form F-1, Registration No. 333-11984, and incorporated herein by reference.

4.5 Inducement Agreement dated as of October 27, 2000 by and among Silverline Acquisition Corp., the Registrant and certain shareholders and option holders of SeraNova, Inc., and amendment thereto, filed as Exhibit 99.2 to the Registrant's Registration Statement on Form F-4, Registration No. 333-52724, and incorporated herein by reference.

4.6 Inducement Agreement dated as of October 27, 2000 by and among SeraNova, Inc., and certain shareholders of the Registrant and amendment thereto, filed as Exhibit 99.3 to the Registrant's Registration Statement on Form F-4, Registration No. 333-52724, and incorporated herein by reference.

8.1  Opinion of Deloitte, Haskins & Sells

8.2  Opinion of P.H. Tang & Co.

21.1 List of subsidiaries of the Registrant.

23.1 Consent of Deloitte, Haskins & Sells

23.2 Consent of P.H. Tang & Co.

                              S I G N A T U R E S

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                              SILVERLINE TECHNOLOGIES LIMITED


                              By:   /s/ Shankar Iyer
                                    ------------------------------------------
                                    Name:  Shankar Iyer
                                    Title: President and Co-Chief Executive
                                            Officer



                              By:   /s/ Venkatachalam K. Murthy
                                    ------------------------------------------
                                    Name:  Venkatachalam K. Murthy
                                    Title: Senior Vice President and
                                    Chief  Financial Officer

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report                                                                                                    F-2
Consolidated Balance Sheets as of December 31, 1998, 1999, 2000 and for March 31, 2001 (unaudited)                              F-3
Consolidated Statements of Income for the Years Ended December 31, 1998, 1999, 2000 and the three-month period ended March
 31, 2001 (unaudited).........................................................................................................  F-4
Consolidated Statements of Cash Flows for the Years Ended December 31, 1998, 1999, 2000 and the three-month period ended
 March 31, 2001 (unaudited)...................................................................................................  F-5
Notes to Consolidated Financial Statements....................................................................................  F-6
Financial Statement Schedule of Valuation and Qualifying Accounts each of the three years in the period ended December 31, 2000............................................................................................... F-41

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Silverline Technologies Limited

          We have audited the accompanying consolidated balance sheets of Silverline Technologies Limited and subsidiaries, as of December 31, 2000 and 1999 and the related consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Sky Capital International, Hong Kong (a consolidated subsidiary), which statements reflect total assets constituting 6.3% and 0% respectively, of consolidated total assets as of December 31, 2000 and 1999, and total revenues constituting 7.3% and 0% respectively, of consolidated total revenues for the years then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Sky Capital International, Hong Kong, is based solely on the report of such other auditors.

     We conducted our audits in accordance with auditing standards generally accepted in the United States America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Silverline Technologies Limited and subsidiaries as of December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

     As described in Note 1, these consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain material respects from the accounting principles generally accepted in India, which forms the basis of the Company's general purpose financial statements.


Place : Mumbai, India          DELOITTE HASKINS & SELLS

Date :

SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES
------------------------------------------------

CONSOLIDATED BALANCE SHEETS
---------------------------

                                                                                                        Unaudited        Unaudited
                                                                  December 31,         December 31,     March 31,        March 31,
                                                                     1999                  2000         2000             2001
                                                             ----------------------------------------------------------------------
(in US$)
ASSETS

Current assets:
  Cash  and cash equivalents                                       $  20,661,829    $  11,512,232    $  20,609,336    $   7,813,660
  Short-term investments                                                    --         31,795,670             --          6,849,751
  Accounts receivable - net                                           22,776,996       64,933,737       33,633,433       95,966,710
  Unbilled project costs                                                 687,399          554,766          435,932       11,218,989
  Inventories                                                               --          1,898,216             --          5,359,044
  Prepaid expenses and other current assets                            3,274,459       20,972,591        6,853,450       42,289,791
  Deferred taxes                                                         362,743          503,453          362,743        1,583,204

                                                             ----------------------------------------------------------------------
      Total current assets                                            47,763,426      132,170,665       61,894,894      171,081,149

Property, plant and equipment  - net                                  34,596,930       49,482,216       34,185,532       61,000,954
Goodwill - net                                                         3,853,748       31,754,375        3,635,465       60,316,193
Intangible assets - net                                                  519,750          425,250          496,125       16,505,097
Deferred taxes                                                           109,493        1,629,198          109,493        4,459,973
Investments                                                              115,389       19,273,848          115,389       24,319,966
Other assets                                                             686,770             --            688,020        1,242,778

                                                             ----------------------------------------------------------------------
Total assets                                                       $  87,645,506    $ 234,735,552    $ 101,124,918    $ 338,926,110
                                                             ======================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued expenses                            $   5,709,568    $  13,179,183    $   7,139,820    $  31,332,399
  Advance from customers                                                  14,893            5,134             --            706,458
  Current portion of long-term debt and capital lease obligation       2,150,382        1,573,574        2,052,107       15,121,282
  Working capital facilities from banks                                6,925,504       18,796,454       11,716,438       40,698,942
   Short-term debt from banks                                               --          4,278,075             --               --
  Other accrued liabilities                                            3,888,085        7,479,136        3,112,114        6,879,727

                                                             ----------------------------------------------------------------------
   Total current liabilities                                          18,688,432       45,311,556       24,020,479       94,738,808

Long-term debt and capital lease obligations                             316,732           29,787          329,155       10,329,367

Commitments and contingencies                                               --               --               --               --

Stockholders' equity:
Equity shares, $0.23 per share par value -- 85,000,000 authorized as of 2000 and 1999: issued and outstanding -
    73,200,000 as of 2000 and 64,500,000 as of 1999                   18,305,532       20,249,666       18,305,532       22,926,984
Additional paid-in capital                                            23,156,472      119,954,892       24,665,866      156,469,315
Accumulated other comprehensive loss                                  (3,942,243)      (8,286,814)      (4,061,122)      (7,754,126)
Deferred, stock-based compensation                                    (2,164,486)        (198,473)      (1,302,846)        (165,337)
Retained earnings                                                     33,285,067       57,674,938       39,167,854       62,381,099

                                                             ----------------------------------------------------------------------
Total stockholders' equity                                            68,640,342      189,394,209       76,775,284      233,857,935

                                                             ----------------------------------------------------------------------
Total liabilities and stockholders' equity                         $  87,645,506    $ 234,735,552    $ 101,124,918    $ 338,926,110
                                                             ======================================================================

         See accompanying notes to consolidated financial statements.

SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000



                                                                                                     Three Months Ended
                                                                                                         March 31,
                                                   1998               1999          2000            2000           2001
                                            --------------------------------------------------------------------------------
                                                                        in U.S. $             (unaudited)     (unaudited)

Revenue                                          $ 60,219,458    $ 87,576,908    $141,956,404   $ 30,998,158    $ 43,703,320
Cost of Revenue                                    31,273,001      49,445,513      76,644,464     16,112,368      22,275,392
                                         -----------------------------------------------------------------------------------
Gross profit                                       28,946,457      38,131,395      65,311,940     14,885,790      21,427,928
                                         -----------------------------------------------------------------------------------

Operating expenses:
  Selling, general and
   administrative expenses                         11,316,545      13,140,710      31,316,059      5,688,153      11,429,773
  Stock-based compensation                               --           532,065       1,635,086        861,640          29,610
  Depreciation and amortization                     4,414,991       4,095,227       6,377,619        939,462       3,774,971

                                         -----------------------------------------------------------------------------------
Total operating expenses                           15,731,536      17,768,002      39,328,764      7,489,255      15,234,354
                                         -----------------------------------------------------------------------------------

Operating income                                   13,214,921      20,363,393      25,983,176      7,396,535       6,193,574

Other income

   Interest/dividend/other income                     819,376         976,279       6,305,698        150,644         562,599
   Interest expense                                 1,713,891       2,356,042       2,489,072        434,399       1,102,012
   Other income/(expense), net                       (894,515)     (1,379,763)      3,816,626       (283,755)       (539,413)
                                         -----------------------------------------------------------------------------------
Income before income taxes
 and extraordinary item                            12,320,406      18,983,630      29,799,802      7,112,780       5,654,161

Provision for income taxes                          1,481,606       2,808,449       2,675,865      1,229,993         948,000

Income before extraordinary item                   10,838,800      16,175,181      27,123,937      5,882,787       4,706,161

Extraordinary item (net of taxes)                        --           374,624            --             --              --

                                         -----------------------------------------------------------------------------------
Net income                                       $ 10,838,800    $ 15,800,557    $ 27,123,937   $  5,882,787    $  4,706,161
                                         -----------------------------------------------------------------------------------


Earnings per equity share before
 extraordinary item Basic:
         Income before extraordinary item        $       0.26    $       0.28    $       0.39   $       0.09    $       0.06
         Extraordinary item                      $        -      $      (0.01)   $        -     $        -      $        -
         Net Income                              $       0.26    $       0.27    $       0.39   $       0.09    $       0.06

   Diluted:
         Income before extraordinary item        $       0.19    $       0.25    $       0.39   $       0.09    $       0.06
         Extraordinary item                      $        -      $      (0.01)   $        -     $        -      $        -
         Net Income                              $       0.19    $       0.24    $       0.39   $       0.09    $       0.06

Number of equity shares used in computing
    earnings per share
   -Basic (weighted average)                       42,449,970      57,149,990      69,135,246     64,500,000      76,659,690
   -Diluted                                        56,314,292      65,596,505      69,793,153     66,296,776      76,659,690

         See accompanying notes to consolidated financial statements.

SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES
------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS
ENDED DECEMBER 31, 1998, 1999 AND 2000
------------------------------------------------------------------------------------------------------------------------------------

                                                                                     1998               1999               2000

                                                                        ---------------------------------------------------------
                                                                                                  in U.S. $

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                    $10,838,800        $15,800,557        $27,123,937

Adjustments to reconcile net income to net cash provided
 by/(used in) operating activities:
Stock-based compensation                                                                -            532,065          1,635,086
Extraordinary item                                                                      -            374,624                  -
Depreciation and amortization                                                   4,414,991          4,095,227          6,377,619
Deferred taxes                                                                   (270,328)          (110,336)        (1,660,415)
Loss/(gain) on sale of assets                                                           -            (13,017)            (6,824)
Changes in assets and liabilities (net of the effect
 of foreign currency translation and acquisition):
   Decrease/(increase) in short-term investments                                        -                  -        (31,795,670)
   Decrease/(increase) in accounts receivable                                  (7,043,133)         1,617,593        (35,912,257)
   Decrease/(increase) in unbilled project costs                                1,135,546           (371,727)           132,633
   Decrease/(increase) in inventories                                                   -                  -         (1,898,216)
   Decrease/(increase) in prepaid expenses and other current assets               676,984          1,467,672        (17,698,132)
   Decrease/(increase) in other assets                                            311,945            566,534            686,770
  (Decrease)/increase in accounts payable and accrued expenses                    977,099          1,564,718          2,686,287
  (Decrease)/increase in advances from customers                                    2,221              7,821             (9,759)
  (Decrease)/increase in other accrued liabilities                              1,264,763           (893,760)         2,924,059


                                                                        ---------------------------------------------------------
        Net cash provided by/(used in) operating activities                    12,308,888         24,637,971        (47,414,882)
                                                                        ---------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Expenditure on plant and equipment                                             (4,591,731)       (16,826,753)       (18,681,657)
Purchase of businesses, net of cash acquired                                   (2,257,467)                 -        (31,555,941)
Purchase of investments                                                                 -                  -        (18,589,118)
Proceeds from sale of investments                                                       -             42,638                  -
Proceeds from sale of plant and equipment                                               -             10,688              7,098

                                                                        ---------------------------------------------------------
        Net cash (used in) investing activities                                (6,849,198)       (16,773,427)       (68,819,618)
                                                                        ---------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from/(Repayment) of long-term debt (net)                               1,072,961         (4,542,821)          (869,084)
Line of credit payable                                                            (90,403)        (3,845,011)        11,702,530
Short-term loans from banks                                                             -                  -          4,278,074
Net proceeds from issuance of common stock (ADS)                                        -         11,120,441         99,073,483
Charges on prepayment of loans                                                          -           (374,624)                 -
Payment of dividend                                                            (1,276,351)        (1,696,613)        (2,734,066)

                                                                        ---------------------------------------------------------
       Net cash provided by/(used in) financing activities                       (293,793)           661,372        111,450,937
                                                                        ---------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents                     (580,933)          (392,321)        (4,366,034)
                                                                                 ---------          ---------        -----------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                         4,584,964          8,133,595         (9,149,597)

Cash and cash equivalents at the beginning of the year                         7,943,270         12,528,234         20,661,829
                                                                               ----------        -----------        -----------

Cash and cash equivalents at the end of the year                              $12,528,234        $20,661,829        $11,512,232
                                                                              ===========        ===========        ===========

Supplementary information of cash transactions:
Cash paid during the year for:
Interest                                                                       $1,576,125         $2,022,522         $2,264,055
                                                                               ==========         ==========         ==========
Income taxes                                                                   $1,665,542         $1,733,478         $3,861,284
                                                                               ==========         ==========         ==========

Supplementary disclosure of non cash investing
 and financing activities:
Capital lease                                                                  $ -                  $239,649            $23,992
                                                                               ===                  ========            =======
Contingent payment- Lorin acquisition                                          $ -                  $692,508           $900,000
                                                                               ===                  ========           ========
                                                                               Three Months Ended
                                                                                    March 31,
                                                                             2000               2001
                                                                        ------------------------------------
                                                                         (unaudited)       (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                    $5,882,787         $4,706,161

Adjustments to reconcile net income to net cash provided
 by/(used in) operating activities:
Stock-based compensation                                                         861,640             29,610
Extraordinary item                                                                     -                  -
Depreciation and amortization                                                    939,452          3,774,971
Deferred taxes                                                                         -            355,636
Loss/(gain) on sale of assets                                                       (444)            (1,318)
Changes in assets and liabilities (net of the effect
 of foreign currency translation and acquisition):
   Decrease/(increase) in short-term investments                                       -         24,945,919
   Decrease/(increase) in accounts receivable                                (10,856,437)       (18,396,300)
   Decrease/(increase) in unbilled project costs                                 251,467         (2,424,862)
   Decrease/(increase) in inventories                                                  -         (3,460,828)
   Decrease/(increase) in prepaid expenses and other current assets           (3,580,241)       (18,605,190)
   Decrease/(increase) in other assets                                                 -         (1,224,913)
  (Decrease)/increase in accounts payable and accrued expenses                 1,574,412          5,884,010
  (Decrease)/increase in advances from customers                                 (14,893)           372,514
  (Decrease)/increase in other accrued liabilities                               752,263         (1,017,784)


                                                                        ------------------------------------
        Net cash provided by/(used in) operating activities                   (4,189,994)        (5,062,374)
                                                                        ------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Expenditure on plant and equipment                                              (194,105)        (2,357,002)
Purchase of businesses, net of cash acquired                                           -        (41,132,552)
Purchase of investments                                                                -         (5,599,543)
Proceeds from sale of investments                                                      -                  -
Proceeds from sale of plant and equipment                                          4,009              5,381

                                                                        ------------------------------------
        Net cash (used in) investing activities                                 (190,096)       (49,083,716)
                                                                        ------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from/(Repayment) of long-term debt (net)                                      -         (6,925,193)
Line of credit payable                                                           (85,852)        21,902,487
Short-term loans from banks                                                    4,790,934         (4,278,075)
Net proceeds from issuance of common stock (ADS)                                (163,000)        39,195,267
Charges on prepayment of loans                                                         -                  -
Payment of dividend                                                                    -                  -

                                                                        ------------------------------------
       Net cash provided by/(used in) financing activities                     4,542,082         49,894,486
                                                                        ------------------------------------

Effect of exchange rate changes on cash and cash equivalents                    (214,485)          553,031
                                                                                ---------          -------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                          (52,493)        (3,698,573)

Cash and cash equivalents at the beginning of the year                       20,661,829         11,512,232
                                                                             -----------        ----------

Cash and cash equivalents at the end of the year                             $20,609,336         $7,813,659
                                                                             ===========         ==========

Supplementary information of cash transactions:
Cash paid during the year for:
Interest                                                                        $265,184           $768,184
                                                                                ========           ========
Income taxes                                                                  $1,594,391           $267,738
                                                                              ==========           ========

Supplementary disclosure of non cash investing
 and financing activities:
Capital lease                                                                    $24,576            $19,671
                                                                                 =======            =======
Contingent payment- Lorin acquisition                                           $175,000           $900,000
                                                                                ========           ========

                See accompanying notes to financial statements.

 Silverline Technologies Limited and Subsidiaries
 ------------------------------------------------

 Notes to Consolidated Financial Statements
 ------------------------------------------

 For the years ended December 31, 1998, 1999 and 2000 (in US dollars). Information as of March 31, 2000 and 2001 and for the three months ended March 31, 2000 and 2001 is unaudited.


1.  Summary of Significant Accounting Policies.

 The Company and its Business
 ----------------------------

 Silverline Technologies Limited and subsidiaries, formerly known as Silverline Industries Limited (hereinafter referred to as the "Company"), is a publicly traded corporate entity incorporated in India. The Company has wholly owned foreign subsidiaries, Silverline Technologies Inc. ("STI"), a Delaware corporation, that operates in the United States and Sky Capital International ("SCI") incorporated in Hong Kong. STI has subsidiaries Silverline Technologies UK Limited and Silverline Technologies Inc., Canada that operate in the United Kingdom and Canada, respectively.

 The Company is an Indian provider of information technology ("IT") services. The Company's services are delivered either on a fixed-price, fixed-time or on a time and materials basis. The Company's fiscal year end is March 31.

 The Company's headquarter is situated at Mumbai in India with three state- of-the-art offshore software facilities located in India, and onshore software facilities in the United States, Canada, United Kingdom, Egypt and Hong Kong.


 Basis of Presentation and Principles of Consolidation
 -----------------------------------------------------

 The accompanying consolidated financial statements have been prepared on a year-end December 31 basis and are in accordance with the accounting principles generally accepted in the United States of America.

 The Company has determined to change its fiscal year from December 31 to March 31 beginning in the fiscal year ending March 31, 2002.

 On December 28, 1999, the Company acquired 100% of the stock of STI, an entity that was then under common control with the Company. As such, the acquisition of STI by the Company has been reflected in the consolidated balance sheets, statements of income and cash flows as of the earliest periods presented in a manner similar to a business combination accounted for as a "pooling-of-interest".

 On September 30, 2000, the Company increased its stockholding in STI by purchasing 32,681 shares of common stock for a total consideration of $30,230,141.

 On October 1, 2000 the Company acquired the entire common stock of Sky Capital International, Hong Kong for a total consideration of $ 22,604,045.

 All significant inter-company transactions and accounts have been eliminated. Assets and liabilities and revenue and expenses are recognized on the accrual basis of accounting.

 Uses of Estimates
 --------------------

 The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

 Revenue Recognition
 -------------------

 The Company derives its revenues primarily from providing IT services and developing software solutions. Revenue with respect to time and materials contracts is recognized as and when related costs are incurred. Revenue with respect to fixed price, fixed time contracts is recognized upon achievement of specified milestones identified in the related contracts, which approximate the percentage of completion method.

 For the fixed price, fixed time contracts, the Company measures the extent of project progress based on the ratio of hours performed to date to the estimated total hours at completion. Throughout the life of the project, the Company periodically reviews the extent of completion based on past experience and detailed estimates of the remaining time and materials required. Revisions to previously recognized revenue, giving effect to new information, are accounted for in the period of change and subsequent periods. Clients generally consider a project substantially complete upon delivery of the project report and acceptance. Revenue associated with customer approved change order claims is recognized upon completion of the related service.

 Selling, general and administration expenses are charged to expense as incurred. Provisions for estimated losses on incomplete contracts are recorded in the period in which such losses become probable based on current estimates.

 Accounting for Long-Lived Assets.
 ---------------------------------

 The Company periodically evaluates the recoverability of its long-lived assets and certain identifiable intangibles. Whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the assets are written down to their net realizable value. For recoverability of the assets, the Company estimates the future cash flows expected to be generated from those assets and their eventual disposition. If the sum of the expected cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that the Company expects to hold and use is based on the fair value of the asset.

 Foreign Currency Translation
 ----------------------------

 The functional currency of the Company is the Indian Rupee and that of STI and SCI is US dollar and Hong Kong dollar, respectively. The accompanying financial statements are reported in US dollars. The translation of Indian Rupees into US dollars is performed for balance sheet accounts using exchange rates as of the balance sheet date and at average monthly rates for revenue and expense accounts for the respective years.

 The gains and losses resulting from such translation are reported in "accumulated other comprehensive loss" as a separate component of stockholders' equity.

 Earnings Per Equity Share
 -------------------------

 On January 1, 1997, the Company adopted SFAS No. 128, "Earnings Per Share." In accordance with SFAS No. 128, basic earnings per equity share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per equity share is computed using weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be anti-dilutive.

 Income Taxes
 ------------

 Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain.

 Fair Value of Financial Instruments
 -----------------------------------

 The carrying amounts reflected in the consolidated balance sheet for cash, cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their respective fair values due to the short maturity of these instruments. The Company's long-term debt is at a variable rate; therefore the carrying amounts approximate fair value.

 Concentrations of Risks
 -----------------------

 Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash equivalents, short-term investments and accounts receivable. The Company's cash and cash equivalents and short-term investments are invested in corporations, banks and Indian mutual funds with high credit ratings and the Company performs periodic evaluations of the relative credit standing of these institutions. The Company establishes limitations on the maximum amount that may be invested in any single entity and performs credit evaluation of customers to minimize credit risk.

 For the years ended December 31, 1998, 1999 and 2000, the Company's two largest clients, together accounted for 45%, 45% and 21% respectively, of its revenues and individually accounted for approximately 29% and 16%, 30% and 15%, and 13% and 8% respectively, for each of those years.

 Employee Benefit Plans
 ----------------------

 Provident and 401 (k) Funds
 ---------------------------

 All Indian employees of the Company receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the employer each make monthly contributions to the plan equal to 12% of the covered employee's basic salary. The Company has no further obligations under the plan beyond its monthly contributions.

 STI provides a 401(k) defined contribution plan for all full time employees in the United States who choose to enroll and are over the age of twenty-one and have completed six months of service. Employees fully vest in matching contributions after five years of service. Employees may contribute up to 15% of their salary to the Plan. STI may match 50% of the employee's contribution, up to a maximum of 6% of the employee's annual salary or $2,400 per person per annum.


 The provident fund plan has been made mandatory in Hong Kong from December 2000 onwards. Consequent to this, SCI has opted for a mandatory provident fund plan from January 2001. Under this plan, both the Company and the employee contribute 5% of the employee's monthly income, up to a maximum of HK $2000 per month.

 Gratuity
 --------

 In addition to the above benefits, the Company provides for gratuity, a defined benefit retirement plan (the "Plan" or "Gratuity Plan"), covering all Indian Company employees. The gratuity plan commenced on March 1, 1998. The Plan provides a lump sum payment to vested employees at retirement or termination of employment in an amount based on the respective employee's salary and the years of employment with the Company. The Company contributes each year to a gratuity fund maintained by the Life Insurance Corporation of India ("LIC") based upon actuarial valuations. No additional contributions are required to be made by the Company in excess of the unpaid contributions to the Plan. The LIC has no recourse to the Company in the event of any shortfall in its obligations to vested employees and is entirely responsible for meeting all unfunded liabilities. Consequently, all additional liabilities that may arise will be borne by the LIC. Further, vested employees do not have any recourse to the Company in the event the LIC does not fulfill its obligations to them. The Company does not carry any pension liability in its financial statements and has no further obligations under the Plan beyond its annual contributions.

 Superannuation
 --------------

 In addition to the gratuity plan described above, the senior officers of the Indian Company are also participants in a defined contribution plan maintained by the LIC. The Company contributes a specified percentage of the employee's annual basic salary to the fund. The Company has no further obligations beyond this contribution.

 Cash, Cash Equivalents and Short-Term Investments
 -------------------------------------------------

 The Company considers all highly liquid investments with maturities not exceeding three months to be cash equivalents. Cash and cash equivalents consist of cash, cash on deposit with banks and marketable securities.

 The Company classifies its short-term investments as "Available for Sale". The cost of securities sold is based on the specific identification method. Trading debt securities are carried at fair value based on quoted market prices with gains or losses included in "Accumulated Other Comprehensive Income".

 Unbilled project costs
 ----------------------

 Unbilled project costs are valued at cost.

 Inventories
 -----------

 Inventories are valued at cost. Cost is determined by use of the first in, first out (FIFO) method. Third party purchased software for resale is valued at lower of cost or net realizable value.


 Long Term Investments
 ---------------------

 The Company classifies its long-term investments as "Available for Sale" and are carried at fair value based on quoted market prices with unrealized losses/gains shown as "Accumulated Other Comprehensive Income". Interest and dividends on securities classified as available for sale are included in "Other Income/Expense".

 Investments where the Company controls between 20% and 50% of the voting interest are accounted for using the equity method.

 Intangibles
 -----------

 Goodwill and other intangibles are amortized on the straight-line method. Goodwill is amortized principally over a seven-year period. The non-compete agreement is amortized over the contractual period of 80 months. Technology based assets and intellectual property rights are amortized over the estimated useful life of the asset.


 Research and Development
 ------------------------

 Research and development activities are integrated with the software development process with the object of devising efficient methods of product development. The Company has in place a quality assurance team intended to ensure adherence to stringent quality norms. Research & Development expenditures are expensed as incurred.

 Employee Stock Options
 ----------------------

 The Company accounts for its employee stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" under which deferred compensation expense is recorded on the date of the grant only if the current market price of the stock exceeds the exercise price of the options.

 Dividends
 ---------

 Dividend on common stock and the related dividend tax are recorded as a liability on declaration.


 Recent Accounting Pronouncements
 --------------------------------

 The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 - Accounting for Derivative Financial Instruments and Hedging Activities (SFAS-133) in June 1998 effective for the year ending March 31, 2000. This statement was amended by SFAS No. 138 in June 2000 to further clarify SFAS No. 133. The Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS 133 and SFAS 138 are not anticipated to have any significant impact on the Company's financial position or operation, as the Company is not engaged in these activities.

 The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards No.141 - Business Combinations, and Statement No. 142 - Goodwill and Other Intangible Assets in July 2001. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interest method will be prohibited. Statement 142 changes the accounting for goodwill from amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this Statement, which for companies with calendar year ends, will be January 1, 2002.

 2. Cash and Cash Equivalents

 Cash and cash equivalents are as follows:


                                                                                                (Unaudited)
                                                  December 31,                                    March 31,
                                             1999               2000                    2000                    2001
 Cash and checks on hand                    $ 19,960           $ 3,307                 $ 15,812                 $ 1,522
 Balances with bank :
  -  in current account                    5,554,151        11,393,018                3,236,604               1,876,436
  -  in term deposit account              15,087,718           115,907               17,356,920               5,935,702
                                        --------------------------------------------------------------------------------
 Total                                  $ 20,661,829      $ 11,512,232             $ 20,609,336             $ 7,813,660
                                        --------------------------------------------------------------------------------



3.  Short Term Investments

The Company has invested part of the proceeds of American Depository Shares, pending utilization, in the money market plans of reputed Indian mutual funds and the United States of America Mutual Funds. Short-term investments are: -

                                                                                                   (Unaudited)
                                                                     December 31,                    March 31,
Country/Name of the Fund                                       1999              2000        2000                 2001

A - India
Cholamandalam Cazenove Liquid Fund - Growth                      -             $9,695,019        -                    -
- 44,100,000 units of $ 0.21 (Rs.10) each

Cholamandalam Cazenove Liquid Fund - Dividend                    -              1,294,403        -                    -
- 5,900,000 units of $ 0.21 (Rs.10) each

Dundee Corporate Bond Fund - Dividend                            -             10,940,889        -                    -
- 50,037,815.126 units of $ 0.21 (Rs.10) each

J M High Liquidity Fund - Dividend                               -              8,967,117        -            2,568,077
- 41,921,270 units as of 2000, 12,031,442 as of March,
  31, 2000 with a par value of $ 0.21 (Rs.10) each

Zurich India Liquid Fund - Dividend                              -                784,089        -                    -
- 3,646,185.331 units of $ 0.21 (Rs.10) each

Kothari Pioneer Strategic Investment Plan - Dividend             -                      -        -            4,281,674
- 20,059,642 units of $ 0.21 (Rs.10) each

B- United States of America

Fleet Bank Federated Investors Prime                             -                114,153        -                    -
Obligation Fund - 114,153 units of $ 1 each


                                                     -------------------------------------------------------------------
Total                                                            -           $ 31,795,670        -          $ 6,849,751
                                                     -------------------------------------------------------------------


4.  Accounts Receivable

  Accounts receivables are as follows:


                                                                                     (Unaudited)
                                               December 31,                            March 31,
                                           1999            2000                 2000                2001
Accounts receivable                     $23,202,364     $ 65,949,810        $ 34,103,140       $ 100,270,145
Allowance for doubtful accounts            (425,368)      (1,016,073)           (469,707)         (4,303,435)

                                     ------------------------------------------------------------------------
Accounts receivable, net                $22,776,996     $ 64,933,737        $ 33,633,433       $  95,966,710
                                     ------------------------------------------------------------------------

5.  Inventories

  Inventories are as follows:

                                                                                      (Unaudited)
                                                 December 31,                           March 31,
                                             1999            2000                2000                2001
Inventories- traded software                    -        $ 1,898,216                    -        $ 2,888,220
Software in transit                             -                  -                    -          2,470,824

                                     ------------------------------------------------------------------------
Total                                         $ -        $ 1,898,216                 $  -        $ 5,359,044
                                     ------------------------------------------------------------------------

6.  Prepaid expenses and other current assets

  Prepaid expenses and other current assets are as follows:

                                                                                 (Unaudited)
                                           December 31,                            March 31,
                                       1999            2000                 2000                2001
Notes receivable                  $   500,000    $    500,000                    -        $    500,000
Deposits                              742,283       6,933,446              527,452           3,913,109
Loans to employees                     86,195         190,592              129,768              94,043
Prepaid expenses                      684,731       2,455,970              271,426           8,225,834
Other receivables                     959,086      10,762,445            5,093,552          29,447,931
Taxes receivable                      302,164         130,138              831,252             108,874

                               ------------------------------------------------------------------------
Total                             $ 3,274,459    $ 20,972,591          $ 6,853,450        $ 42,289,791
                               ------------------------------------------------------------------------

The $500,000 note receivable is due from International Technologies Ventures, LLC ("ITV"), a related party, in conjunction with the purchase of certain assets, originally totaling to $1,500,000. The note bears interest at a rate of 8.5% and the remaining $500,000 balance is payable by December 31, 2001.

Deposits represent advances to the Indian government departments and others agencies for electricity and other utility services as of December 31, 1999 and 2000. As of December 31, 2000, it also includes certificates of deposit issued by Bank of India, New York $6,028,316 (under a lien to the Bank of India, New
York).

Other receivables include accrued interest on deposits, and advances to vendors of services. It also includes an advance of $1,561,497 given to "Silverline Group of Companies Employees Welfare Trust" and $6,139,266 given to Silverline Holdings Corp, a related party.

Taxes receivable represent withholding tax deducted by various authorities in India on the income received by the Company. These amounts are recoverable from the revenue authorities.

7.  Income Taxes

No provision for income tax has been considered on profits derived from "export processing zones" (EPZ's) and "100% export oriented units" (EOU's) in India as such profits are exempt from Indian tax. Since most of the Company's income generated in India will be free of tax under the Indian Income Tax Laws for the ten-year period ending March 2002 in the case of EPZ's and March 2003 in the case of EOU's based on existing tax legislation, no deferred tax has been recognized in the financial statements. In addition, after the expiry of the above tax exemption period, the Company can avail of tax deductions in a phased manner upto a period ending March 2005 on the export of its software services. For the Company's two new software development facilities commissioned in July 1999 and February 2000 under the Software Technology Parks of India Scheme
(STP), the tax exemption benefits will be available until March 2009. Indian tax (local) is considered on other income accrued to the Company and wealth tax on the vehicles amounting to US $144,021 as of December 31, 2000.

 The components of the provision for income taxes are as follows:

                                                                                                    (Unaudited)
                                                   December 31,                                       March 31,
                                               1998           1999            2000              2000             2001
 Current:
   Local                                     $ (4,647)           -         $ 144,021              -          $ 289,762
   Foreign                                  1,756,581      2,918,785       4,192,259        1,340,329        1,079,055
                                     ---------------------------------------------------------------------------------
                                            1,751,934      2,918,785       4,336,280        1,340,329        1,368,817

 Deferred:
   Foreign                                   (270,328)      (110,336)     (1,660,415)        (110,336)        (420,817)


                                     ---------------------------------------------------------------------------------
 Provision for income tax                 $ 1,481,606    $ 2,808,449     $ 2,675,865      $ 1,229,993        $ 948,000
                                     ---------------------------------------------------------------------------------

        The components of deferred tax assets are as follows:

                                                                                                 (Unaudited)
                                                               December 31,                        March 31,
                                                            1999            2000             2000              2001
Allowance for doubtful accounts receivable               $ 145,781       $ 397,107        $ 145,781        $ 1,363,580
Expenses currently not deductible                          216,962         106,346          216,962            219,624

                                                    ----------------------------------------------------------------------
Total current deferred tax assets                        $ 362,743       $ 503,453         $362,743        $ 1,583,204
                                                    ======================================================================

Fixed assets                                             $ (54,917)     $ (122,800)       $ (54,917)        $ (122,800)
Goodwill and non-compete agreement                         164,410         320,100          164,410            320,100
Net operating loss of consolidated subsidiary               67,350       1,957,311           67,350          6,095,589
                                                    ----------------------------------------------------------------------
                                                           176,843       2,154,611          176,843          6,292,889
Less: valuation allowance                                  (67,350)       (525,413)         (67,350)        (1,832,916)
                                                    ----------------------------------------------------------------------
   Net non-current deferred tax assets                   $ 109,493     $ 1,629,198       $1,629,198        $ 4,459,973
                                                    ----------------------------------------------------------------------

The effective tax rate varies from the Indian statutory tax rate for the years ended December 31, 1998, 1999 and 2000 as follows:

                                                        Unaudited
                                    December 31,        March 31,
                              1998    1999     2000       2000     2001
                              ----    ----     ----       ----     ----

Statutory Rate                35.0%   38.5%    39.6%       38.5%   39.6%
Indian tax holiday           (24.4)  (27.1)   (39.1)      (24.0)  (34.4)
US state income taxes          2.1     2.0      7.5         2.0     8.2
Other                         (0.7)    1.4      1.0         0.8     3.4
                             -----   -----    -----       -----   -----
Effective tax rate            12.0%   14.8%     9.0%       17.3%   16.8%
                             =====   =====    =====       =====   =====

STI has established a valuation allowance for the net operating loss carryover of its Canadian subsidiary because it is more likely than not that this carryover will not be realized. STI has determined that as of December 31, 1999, earnings of approximately $9,600,000, of which approximately $450,000 were earned subsequent to the business combination described in Note 1, of its foreign subsidiaries will remain invested overseas for the indefinite future. It is impractical to determine the ultimate tax effects of remittance of those earnings.


8.  Property, Plant and Equipment


  Property, plant and equipment are as follows:

                                                                                     (Unaudited)
                                                     December 31,                      March 31,
                                                 1999            2000            2000             2001
Owned assets:
Land                                        $   706,067     $    741,554    $    706,067     $    741,554
Buildings                                     9,837,954       17,017,870      15,237,744       17,683,822
Furniture and fixtures                        5,764,101        9,141,438       5,770,430       14,268,514
Office equipment                              4,735,647       14,310,099       4,832,783       17,414,819
Computer equipment                            9,710,441       11,724,876       9,844,416       21,135,813
Vehicles                                        225,287          276,564         238,409          294,349
Construction-in-progress                     17,091,467       13,637,637      11,724,185       12,494,821

Leased Assets:
Land                                            956,801          956,801         956,801          956,801
Vehicles                                        230,986          200,330         230,985          190,579
Computer equipment                              393,517          393,517         393,517          393,517
Office equipment                                 80,099           80,099          80,099           80,099

                                        ------------------------------------------------------------------
Total                                        49,732,367       68,480,785      50,015,436       85,654,688

Accumulated depreciation                    (15,135,437)     (18,998,569)    (15,829,904)     (24,653,734)
                                        ------------------------------------------------------------------
Net property, plant & equipment             $34,596,930     $ 49,482,216    $ 34,185,532     $ 61,000,954
                                        ------------------------------------------------------------------

  Depreciation expense for the years ended December 31, 1998, 1999 and 2000 and for three months ended March 31, 2000 and March 31, 2001 aggregate to $3,815,065, $3,234,675, $3,879,899, $697,554 and $1,752,278 respectively.

  Property, plant and equipment are stated at cost less accumulated depreciation. The Company computes depreciation for all property, plant and equipment using the straight-line method over the estimated useful lives of assets, as follows:

  Owned assets
  ------------
  Buildings                        40 years
  Furniture and fixtures            7 years.
  Computer equipment                3 years.
  Office equipment                 10 years.
  Vehicles                          5 years.

  Leased assets
  -------------
  Land:                       amortized over the life of the lease.
  Computer equipment:         amortized over the life of the lease.
  Vehicles:                   amortized over the life of the lease.

 During 1999, capital expenditures totaled approximately $16.8 million, including $2.7 million related to the construction and build-out of the new facility at Thane, India, $12.0 million for the construction and build-out of the new facility at Chennai, India, and $2.1 million for the construction of a residential complex for employees at Mumbai, India.

 During the year ended December 2000, the Company's capital expenditures totaled approximately $18.68 million, including $1.51 million related to the construction and build-out of new facility at Thane, India, $8.73 million for the construction and build out of new facility at Chennai, India. Further, capital expenditures of $8.21 million were incurred for purchase of office equipment at the US headquarters located in Piscataway, New Jersey.

 As at the end of December 2000, the estimated cost of unexecuted capital contracts amounted to $1.82 million.


9.  Sale of buildings and other assets and sale/lease back

  On December 31, 1997, STI sold its New Jersey office building to International Real Estate Ventures, LLC ("IREV"). Under the terms of the sale agreements, IREV obtained a $4,000,000 mortgage from Chase Manhattan Bank to finance the purchase price of $4,000,000. IREV is a start-up corporation, which will receive rents from STI and other tenants. STI has entered into a sale and lease back of half its New Jersey office building on December 31, 1997. The lease is classified as an operating lease. The annual lease payment over the life of the lease is $480,000. In January 2000, IREV sold the building to Silverline Holdings, Corp., the Company's major shareholder.

10. Acquisitions and intangible assets

  On October 23, 1998, STI purchased substantially all the assets of Lorin Management Services, Inc., Lorimar Services, Inc., and Nova Technical Services, Inc. for $2,257,467. STI entered into an eighty-month noncompete agreement with the former owner of those businesses. This acquisition has been accounted for as a purchase in accordance with Accounting Principles Board Opinion No. 16. The asset purchase agreement provided for contingent payments to the sellers upon the achievement of certain financial performance measures. During the years ended December 31, 1999 and 2000, the Company accrued an additional $692,508 and $1,250,000 respectively relating to the achievements of these measures.


  Effective April 19, 2000, Silverline Technologies, Canada Inc., acquired directly and indirectly all of the issued and outstanding common shares of CIT, Canada Inc. and its subsidiary, CIT Egypt Inc for US $3,900,288. This acquisition has been accounted for as a purchase in accordance with Accounting Principles Board Opinion No. 16. Results of operations since the acquisition date have been included in the statement of income.

  The following table represents the allocation of the purchase price:

Property, plant, and equipment                             $ 383,075
Goodwill                                                   5,604,327
Other liabilities                                         (2,087,114)
                                                   ------------------
                                                         $ 3,900,288
                                                   ------------------

  On September 30, 2000, STI purchased substantially all the assets of Megasys Software Services, Inc., from Aris Staffing Corporation, for $6,225,000. This acquisition has been accounted for as a purchase in accordance with

  Accounting Principles Board Opinion No. 16. Results of operations since the acquisition date have been included in the statement of income.

  The following table represents the allocation of the purchase price:

Property, plant, and equipment                           $   235,694
Goodwill                                                   5,154,373
Other liabilities                                            834,933
                                                   ------------------

                                                         $ 6,225,000
                                                   ==================

  On October 4, 2000, the Company acquired the entire common stock of Sky Capital International Limited (SCI), a Hong Kong based IT consultancy company and the Company's second largest client, comprising of 20 million shares in common stock of Hong Kong $1 each for a total price of U.S. $22,000,000. This acquisition has been accounted for as a purchase in accordance with Accounting Principles Board Opinion No. 16. The functional currency of SCI is Hong Kong Dollar. Results of operations since the acquisition date have been included in the statement of income. The translation of Honk Kong dollars into US $ is performed for balance sheet accounts using exchange rates as of the balance sheet date and at the average monthly rates for revenue and expense accounts.


  The following table represents the allocation of the acquisition amount:

Property, plant, and equipment                           $   690,617
Current and other assets                                  18,482,304
Intellectual property rights                                  64,267
Goodwill                                                  18,166,613
Current liabilities                                      (14,799,756)
                                                   ------------------
                                                         $22,604,045
                                                   ==================

  The following unaudited proforma financial information for the years ended December 31, 1999 and 2000, assumes the CIT Canada, Inc., Megasys Software Services, Inc. and Sky Capital International acquisition occurred as of the beginning of the respective periods, after giving effect to certain adjustments, including the amortization of intangible assets, depreciation based on the adjustments to the fair market value of the property, plant and equipment acquired. The proforma results have been prepared for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisition of CIT Canada, Inc., Megasys Software Services, Inc. and Sky Capital International been affected on the dates indicated.

                                                  Pro forma
(Millions except for per share data)       Year ended December 31
                                           ----------------------
                                             1999            2000

Net Sales                                  $102.95         $157.47
Net income                                   13.84           25.03
Net income per share
               Basic:                         0.24            0.36
             Diluted:                      $  0.21         $  0.36


  Intangibles are as follows:

                                                                                   (Unaudited)
                                              December 31,                           March 31,
                                          1999            2000                2000                2001
Goodwill                              $ 5,730,678     $ 36,034,525        $ 5,730,678         $ 82,713,716
Non-compete agreement                     630,000          630,000            630,000              630,000
Accumulated amortization               (1,987,180)      (4,484,900)        (2,229,088)          (6,522,426)

                                   ------------------------------------------------------------------------
Total                                 $ 4,373,498     $ 32,179,625        $ 4,131,590         $ 76,821,290
                                   ------------------------------------------------------------------------

  Amortization expense for the years ended December 31, 1998, 1999 and 2000 and for three months ended March 31, 2000 and March 31, 2001 was $599,926, $860,552, $2,497,720, $241,908 and $2,022,692 respectively.


11.  Related Parties

STI made advances, in the form of payments made on behalf of Mr. Ravi Subramanian, the chairman, totaling $ 787,640 and $1,855,000 during 1999 and 2000 respectively. The amount has been repaid as of the end of 1999 and 2000.

During 2000, STI made advances to KS Software International, Inc., amounting to $1,000,000. The entire amount advanced has been repaid as of December 31, 2000.

During 2000, STI has paid rent of $750,000 to Silverline Holdings Corp. STI made advances of $3,558,911 and $10,530,529, during December 31, 1999 and 2000 respectively, to Silverline Holdings Corp. As of December 31, 2000, $6,139,266 remained outstanding and is included in prepaid expenses and other current assets.


During the year, the Company generated revenue of $3,100,000 and $1,413,525 from Expo24-7 Com Ltd. and Unified Herbal.com Ltd., respectively. As of 2000, $2,125,000 and $1,413,525 remain outstanding from Expo.Com and Unified Herbal, respectively.


12.  Investments

On September 30, 2000, STI acquired 15 per cent of common stock at $5,000,000 in Unified Herbal.Com Limited, a company registered in the United Kingdom.

On September 30, 2000, STI acquired 36 per cent of common stock at $6,566,387 in Expo24-7.Com Ltd., a company registered in the United Kingdom.

On August 30, 2000, the Company acquired 3% stake, represented by 766,824 Series B Convertible Preferred Stock, in Starpoint Solutions Inc. (formerly TIS Worldwide Inc.) at a price of $8.1505 per share totaling to $7,022,731, including expenses on acquisition $772,731.

Investments are as follows:

                                                                                                      (Unaudited)
                                                                   December 31,                         March 31,
                                                               1999           2000                2000               2001
Investments in equity securities
(available for sale):
Spectrum Corporate Services Limited.
100,000 Equity Shares of $ 0.23 each (Rs. 10)                $25,445         $25,445              $25,445           $25,445

Industrial Development Bank of India
89,200 Equity Shares as on 2000 ; 142,720 Equity             322,559         322,559              322,559           322,559
shares as of March 31, 2001 $ 0.23 each (Rs. 10)

Less: unrealized loss                                       (232,615)       (211,153)            (232,615)         (216,699)

Starpoint Solutions Inc., U.S.A. (formerly, TIS
Worldwide Inc.) 766,824 Series B Convertible
Preferred Stock at a price of U.S. $ 8.1505 per share.             -       7,022,731                    -        11,022,731

K.K. Cross Vision International, Japan
73 equity shares of Japanese Yen 757,000
each for a total value of Japanese Yen
55 million.                                                        -         547,879                    -                 -

Unified Herbal.com Limited, U.K.
15,582 shares of U.S. 1.46 cents each (1 GB pence)                 -       5,000,000                    -         5,000,000

Expo 24-7.com Limited, U.K.
333,945 shares of U.S. $ 1.46 each (1 GB pound)                    -       6,566,387                    -         6,566,387

International Capital Technologies L.L.C.
1,103,557 shares of U.S. $ 1 each                                  -               -                    -         1,103,557
                                                                                                                          -
Saisu Technologies Inc
760,000 shares of U.S. $ 0.65 each                                 -               -                    -           495,986

                                                       ---------------------------------------------------------------------
Total                                                       $115,389     $19,273,848             $115,389       $24,319,966
                                                       ---------------------------------------------------------------------

13.  Other Current Liabilities

                                                                            (Unaudited)
                                         December 31,                         March 31,
                                     1999           2000                2000                2001
Taxes payable                   $ 3,264,232    $ 4,440,378          $ 2,899,834         $ 5,172,301
Other current liabilities           479,693      2,747,138               68,120           1,485,526
Unclaimed dividend                  144,160        291,620              144,160             221,900

                             -----------------------------------------------------------------------
Total                           $ 3,888,085    $ 7,479,136          $ 3,112,114         $ 6,879,727
                             -----------------------------------------------------------------------


Other current liabilities include payments to be made to the Chief Executive Officer (CEO) of Silverline Technologies, UK Ltd. under a contract of employment entered with the Company. Payment, in pound sterling, amounting to $ 1,699,830 has been made to the CEO during 2000, out of a total amount of $ 2,587,400 payable under the contract. As at December 31, 2000, balance of $ 887,570 has been accrued and included in other liabilities.


14.  Lines of credit, long-term debt and capital lease obligations

     The long-term debt and capital lease obligations are as follows:

                                                                                                      (Unaudited)
                                                                    December 31,                        March 31,
                                                                1999           2000               2000               2001
Columbia Savings Bank - loan                                $ 312,500        $ 150,000          $ 275,000          $ 100,000
Bank of Baroda (New York)                                     937,500          656,250            890,625                  -
Chase Manhattan Bank-loan                                     937,500          656,250            890,625                  -
Hongkong and Shanghai Banking Corporation - loan                                                                   5,000,000
Corporate loan                                                                                                     9,845,396
Capital lease obligations                                     279,614          140,861            325,012         10,505,253
                                                         --------------------------------------------------------------------
Total                                                       2,467,114        1,603,361          2,381,262         25,450,649
Less: current portion                                       2,150,382        1,573,574          2,052,107         15,121,282

                                                         --------------------------------------------------------------------
Long term debt and capital lease obligation                  $316,732          $29,787           $329,155        $10,329,367
                                                         --------------------------------------------------------------------

  The future minimum capital lease payments as of December 31, 2000 are as follows:

                                                              Year ending December 31
  2001                                                                     $  111,074
  2002                                                                         49,075
  2003                                                                         26,443
  2004                                                                          6,672
  2005                                                                          3,336
                                                                           ----------
Total minimum lease payments                                                  196,600
Less: amount representing interest                                            (55,739)
                                                                           ----------
Present value of net minimum capital lease payments                           140,861
Less: current portion of obligations under capital leases                     (77,698)
                                                                           ----------
Obligations under capital leases                                               63,163
                                                                           ==========

The loan maturities in the next five years are as follows:
Year ending December 31,

   2001                                                                    $1,462,500
   2002                                                                             -
   2003                                                                             -
   2004                                                                             -
   2005                                                                             -
                                                                           ----------
Total maturities                                                           $1,462,500
                                                                           ----------


1. The term loans from IDBI were secured by a personal guarantee of directors, an equitable mortgage on the Company's registered office premises at Mumbai and a first lien by way of collateralizing all movables, having pari-passu rights, subject to prior charges of the Company's bankers towards working capital facilities. During 1999, the Company prepaid all the foreign currency term loans and has obtained release of all liens.

2. Loan payable to Columbia Savings Bank is collateralized by equipment and is payable in 60 equal monthly installments of $12,500 plus interest calculated at a rate of prime plus 3/4%. Final payment is due December 31, 2001.

3. Loan payable to Chase Manhattan Bank and the Bank of Baroda (New York) together is collateralized by equipment and is payable in 17 equal monthly installments of $46,875 plus interest at a rate of prime beginning May 1, 1999. The final balloon payment of $1,453,125, which was due on October 1, 2000, has been extended to February 2001.

4. Capital lease on auto payable in monthly installments of principal and interest of $556 through year 2004.

5. STI has a loan agreement with the Chase Manhattan Bank and the Bank of Baroda (New York) providing for aggregate lines of credit including an overdraft protection provision not to exceed $19,000,000. Interest is calculated at a variable rate. At December 31,1999 and 2000, the banks' variable rate was 8.25% and 9.00%, respectively. As part of this agreement, outstanding letters of credit reduce the available amount of the overdraft provision. At December 31, 1999 and 2000, the Company had outstanding letters of credit of $1,095,000 and $0, respectively. The loan is secured by all movable assets including equipment and receivables of STI, and guaranteed by the Company's Chairman.

6. The Company had line of credit of $3.21 million under the export finance and cash credit facilities, as of December 31, 2000. Interest rates on export finance are based on Reserve Bank of India directives issued from time to time basis. Interest on cash credit facility is approximately 13-14% per annum.

7. The working capital facilities extended by Corporation Bank to the Company are secured by a first lien on the Company's fixed assets including first equitable mortgage on the office premises at 1405-06, Maker Chambers V, Nariman Point, Mumbai 400 021, India. IDBI Bank facilities are secured by way of second lien on the Company's fixed assets. As of December 31, 2000, the Company had not utilized any of its working capital facilities.

15. Short term debt from banks

   During the year, the Company availed a short-term loan from Global Trust Bank Limited, Mumbai, for US $4,278,075, which was outstanding as of December 31, 2000. The rate of interest on this loan was 14.75% per annum. The loan has since been repaid.

16.  Stockholders' equity

  The Company has only one class of equity share denominated in Indian Rupees. The changes in equity shares during the years 1998, 1999 and 2000 are as follows:


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMEBER 31 1998,1999 AND  2000


                                                                                         Accumulated   Deferred
                                                             Additional                     other       stock         Total
                                         Equity shares        Paid-in       Retained    comprehensive   based      Shareholders
                                    Number      Par value     Capital       Earnings         loss    compensation     Equity

Balance as of December 31, 1997    42,449,970 $ 13,237,731  $ 14,407,281   $ 9,618,674  $ (2,808,234)              $ 34,455,452

Cash dividends declared                                                     (1,276,351)                              (1,276,351)
Currency translation adjustment/
gains and losses on sale of
  investments                                                                               (738,220)                  (738,220)
Net income                                                                  10,838,800                               10,838,800
                                   ---------------------------------------------------------------------------------------------
Balance as of December 31, 1998    42,449,970   13,237,731    14,407,281    19,181,123    (3,546,454)                43,279,681

Cash dividends declared                                                     (1,696,613)                              (1,696,613)
Common stock                       22,050,030    5,067,801     6,052,640                                             11,120,441
Deferred stock-based compensation                              2,696,551                              (2,696,551)             -
Currency translation adjustment/
gains and losses on sale of
   investments                                                                              (395,789)                  (395,789)
Amortization of stock based
   compensation                                                                                          532,065        532,065
Net income                                                                  15,800,557                               15,800,557
                                   ---------------------------------------------------------------------------------------------
Balance as of December 31, 1999    64,500,000   18,305,532    23,156,472    33,285,067    (3,942,243) (2,164,486)    68,640,342

Cash dividends declared                                                     (2,734,066)                              (2,734,066)
Common stock - issue of ADS         8,700,000    1,944,134    97,129,349                                             99,073,483
Currency translation
  adjustment/ unrealized                                                                                                      -
gains and losses on sale of                                                                                                   -
investments                                                                               (4,344,571)                (4,344,571)
Forfeiture of options/warrants                                  (330,929)                                330,929              -
Amortization of stock based
  compensation                                                                                         1,635,084      1,635,084
Net income                                                                $ 27,123,937                               27,123,937


                                   ---------------------------------------------------------------------------------------------
Balance as of December 31, 2000    73,200,000 $ 20,249,666 $ 119,954,892  $ 57,674,938  $ (8,286,814) $ (198,473) $ 189,394,209
                                   =============================================================================================

Common stock - issue of ADS
   (unaudited)                     12,454,884    2,677,318    36,517,949                                             39,195,267
Currency translation
   adjustment/ unrealized                                                                                                     -
gains and losses on sale of                                                                                                   -
investments (unaudited)                                                                      532,688                    532,688
Forfeiture of options/warrants
   (unaudited)                                                    (3,526)                                  3,526              -
Amortization of stock based
   compensation (unaudited)                                                                               29,610         29,610
Net income (unaudited)                                                     $ 4,706,161                                4,706,161


                                   ---------------------------------------------------------------------------------------------
Balance as of
   March 31, 2001 (unaudited)      85,654,884 $ 22,926,984 $ 156,469,315  $ 62,381,099  $ (7,754,126) $ (165,337) $ 233,857,935
                                   =============================================================================================



  In May 1999, the Company sold 22,050,030 equity shares to Silverline Holdings Corp., its major shareholder, pursuant to a warrant issued in December 1997, for net proceeds of $11,120,441. The proceeds from the stock issuance were used for expansion of the Company's facilities in India.

  In June 2000, the Company, by a prospectus registered with the Securities and Exchange Commission, U.S.A, made an issue of 4,350,000 American Depository Shares (ADS) of $25 each (representing 8,700,000 Equity shares at a par value of $0.23 each) aggregating to $99,092,038 (net of expenses $ 9,657,962). The proceeds of the ADS were to be utilized for purposes detailed in the offer document. As of December 31, 2000, the Company has utilized: -

  1. $30,230,141 towards purchase of additional common stock in STI. (Subsidiary company in the United States of America).

  2. $6,250,000 towards purchase of convertible preferred stock in Starpoint Solutions Inc. U.S.A. (Formerly TIS Worldwide Inc.)

  3. $30 million invested in reputed Indian mutual funds.

  4. $22,000,000 towards purchase of 100 per cent of common stock in Sky Capital International Limited, Hong Kong.

  5. Purchase of fixed assets aggregating to $452,000.

  The balance is maintained in banking accounts.

  Authorized Share Capital
  ------------------------

  The authorized equity shares of the Company for the years 1999 and 2000 were 85 million.

17.  Extraordinary item

  In 1999, the Company used internally generated funds to prepay foreign currency outstanding loans of $3,787,675. For this purpose, the Company had to incur a prepayment penalty of $374,624 (net of zero income tax benefit). The loss per share due to this prepayment was $0.01.

18.  Employee benefit plans

  Gratuity
  --------

  The entire liability on this account is accrued based on actuarial valuation as of March 31 each year and funded with Life Insurance Corporation Of India
  (LIC). On funding with LIC, the Company does not have any further liability.

  As of December 31, 1999, the Company had obtained an actuarial valuation of the liability and has accrued the same. The amount accrued is $11,100, shown in other accrued liabilities. As of December 31, 2000, the liability has been estimated and accrued and shown in other accrued liabilities at $ 18,462.

  Superannuation
  ---------------

  The entire liability on this account is accrued based on actuarial valuation as of March 31 each year and funded with Life Insurance Corporation Of India
  (LIC). On funding with LIC, the Company does not have any further liability.

  As of December 31, 1999, and December 31, 2000 the Company has estimated the liability and accrued the same at $15,762 and $ 10,867 respectively and shown in other accrued liabilities.


19.  Commitment and Contingencies

Total rent and lease expense for the years ended December 31, 1998, 1999 and 2000 was $1,086,645, $1,052,368 and $1,540,281 respectively.

Included in total rent and lease expense noted above was rent expense pertaining to office facilities for December 1998, 1999 and 2000 of $748,899, $702,658 and $985,918 respectively. STI has long-term operating leases for its office facilities in Illinois. STI also leases other office facilities under short-term (one year or less) leases. In conjunction with the sale of the STI's NJ office building, it has entered into a long-term operating lease for that facility expiring December 30, 2012 with two optional five-year extensions. As of December 31, 2000, future minimum lease payments are as follows:

Year Ending                                                        Other          Illinois             NJ
December 31,                                       Total          Offices          Office            Office

2001                                             $916,515         $89,367         $77,148           $750,000
2002                                              827,148                          77,148            750,000
2003                                              827,148                          77,148            750,000
2004                                              762,858                          12,858            750,000
2005                                              750,000                               -            750,000
Thereafter                                      5,250,000               -               -          5,250,000
                                              -----------        --------       ---------         ----------

Total future minimum lease payments            $9,333,669         $89,367        $244,302         $9,000,000
                                              ===========        ========       =========         ==========



The Company has various operating leases for automobiles, furniture and equipment expiring at various times through 2001. Rent expense for the period ended December 31, 1998, 1999 and 2000 for such operating leases was $337,746, $349,710 and $554,363, respectively. As of December 31, 2000, future minimum lease payments are as follows:


                                       December 31
                                          2000

2001                                  $   675,863
2002                                      262,091

Future minimum lease payments         $   939,954
                                      ===========



The Company had various letters of credit outstanding to different vendors aggregating $32,843 as of December 31, 1999. No letters of credit were outstanding as of December 31, 2000. The letters of credit are generally established for the import of hardware, software and other capital items.

The Company has contingent liabilities in respect of counter guarantees given by the Company that aggregate $85,819 and $ 97,464 as of December 31, 1999 and 2000 respectively.

20.  Litigation

  The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of its business. Those actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of the operations or the financial position of the Company.

21.  Employees' Stock Option Plan (ESOP):

  ESOP for India Employees:
  -------------------------

  1. The Company has established an "Employees Stock Option Plan" (ESOP) for the benefit of the employees, as approved by the shareholders of the Company. In terms of the Plan, the Company has granted 1,000,000 options (including 260,450 forfeited options) convertible into equity shares on a one-to-one basis at a price of $9.77 per equity share on November 12, 1999, the date of the grant. The allocation of the grant is based on future performance and continuous loyalty. All the options have been granted on November 12, 1999. The options outstanding as of December 31, 2000, have a vesting period as below:


     April 1, 2001    175,480  Options
     April 1, 2002    231,668  Options
     April 1, 2003    332,402  Options

                      -------
  Total               739,550


    Each employee has a choice of exercising his/her option either upon vesting, or April 1 following each vesting date, by paying the price of $9.77 each. Options not exercised before the last vesting date shall lapse.

    The Company has forfeited the options for the employees no longer in employment in the Company as of December 31, 2000.

    2. The shareholders of the Company at their meeting held on November 5, 1999 approved and granted the issuance of 2,000,000 options convertible into equity shares at a price of $8.39 each to the "Silverline Group of Companies Employees Welfare Trust", for the benefit of the employees of the Company and its subsidiaries. Such options vest as follows:

    June 30, 2000                1,533,000  Options
    July 31, 2000                  467,000  Options

                                 ---------
    Total                        2,000,000

    Less: Forfeited warrants       240,150

    Balance outstanding as on
    31st December 2000           1,759,850

    These options vest in the twelve-month period ended December 31, 2000. However, under Indian law, these options can be exercised within 18 months from the date of grant. No employee has exercised his/her options till December 31, 2000.

    The Company has forfeited the warrants for the employees no longer in employment in the Company as of December 31, 2000.

    ESOP (ADS - linked) for non- India Employees:

    The shareholders of the Company at their meeting held on March 21, 2000 authorized the Board of Directors to offer an Employee Stock Option Plan linked with American Depository Shares. The Company constituted a Compensation Committee (consisting of independent directors of the Company) to evolve the plan for such option. Based on the plan, the Company granted 1 million American Depository Shares on following terms:

    Issue Price of Option: $25 per American Depository Shares (representing 2 equity shares of the Company), which was the issue price of the American Depository Shares of the Company on the New York Stock Exchange on June 20, 2000.

    Date of grant        : June 20, 2000
    Vesting period       : October 1, 2000 to July 1,
    2003 Exercise period : 2 years 10 months from date of vesting


    The Company has recognized deferred compensation expense in connection with its employee stock option plans using the intrinsic value method. As of December 31, 1999, the Company had recorded $2,696,551 of deferred compensation expense, which is being amortized to expense over the vesting period of the options. During 1999 and 2000, the Company recognized $532,065 and $1,635,806 in stock-based compensation expense. Deferred compensation expenses related to forfeited options have been appropriately reversed for the unamortized amount.

The following table is a summary of stock option plans activity for the years shown:


                                                      Weighted                          Weighted
                                                      average          Options          average
                                      Options      exercise price    exercisable     exercise price
                                  -------------------------------------------------------------------
Balance, December 31, 1998                     0             $   0               -                 -
       Granted                         3,000,000              8.85               -                 -
       Exercised                               0                                 -                 -
       Cancelled                               0                                 -                 -
                                  ---------------                  ----------------------------------
Balance, December 31, 1999             3,000,000              8.85               -                 -
                                  ---------------                  ----------------------------------

       Granted                         2,000,000             12.50       3,329,046             10.03
       Exercised                               -                                 -                 -
       Cancelled                        (500,600)                                -                 -
                                  ---------------                  ----------------------------------
Balance, December 31, 2000             4,499,400             11.46       3,329,046             10.03
                                  ---------------                  ----------------------------------

The following table summarizes information for options outstanding and exercisable at December 31, 2000:


                                                                              Options Exercisable
                           Outstanding                                        -----------------------
                            Weighted             Weighted                                 Weighted
   Range of                  average              average                                  average
    prices      Number    remaining life       exercise price        Number            exercise price
   -------------------------------------       --------------      ----------------------------------
   $ 8.39     1,759,850      0.35       years       8.39            2,000,000                8.39
     9.77       739,550      2.39       years       9.77                   -                   -
    12.50     2,000,000      3.00       years      12.50            1,329,046               12.50


If compensation expense for the Company's stock option has been recognized based on the fair value on the grant date under the methodology prescribed by FAS 123, the Company's income from continuing operations and earnings per, share for the for the year ended December 31, 1999 and December 31, 2000 would have been impacted as shown in the following table (in thousands, except per share).

                                                                               1999                2000
                                                                               ----                ----
       Reported income from continuing operations                          $ 20,363            $ 25,983
       Pro forma income from continuing operations                           18,427              11,419
       Reported diluted earnings per share from continuing operations          0.31                0.37
       Pro forma diluted earnings per share from continuing operations         0.28                0.16


The fair value of options granted, which is amortized to expense over the options vesting period in determining the pro forma impact, is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                                               1999                2000
                                                                               ----                ----
     Expected life of option (in years)                                        2.13                2.89
     Risk - free interest rate                                                   5%                  5%
     Expected volatility of Silverline stock                                   100%                100%
     Expected dividend yield on Silverline stock                                  -                   -

The weighted average fair value of options granted during 1999 and 2000 is as follows:

                                                                               1999                2000
                                                                               ----                ----
    Fair value of each option granted                                        $ 3.98              $ 8.02
    Total number of options granted (in millions)                              2.00                2.00
    Total fair value of all options granted (in millions)                   $ 11.90             $ 16.04

22.  Subsequent Events

 i) In January 2001, the Company provided a 100% guarantee for a period of six months to Hong Kong and Shanghai Banking Corporation, India for U.S. $ 5 million, towards working capital facilities granted of equal amount to STI by Hong Kong and Shanghai Banking Corporation, U.S.A. This guarantee is by way of a fixed deposit of U.S. $ 5 million lodged by the Company subject to a lien in favor of HSBC, India.

 ii) During the quarter January -March 2001, the Company increased its stockholding in STI, a wholly owned subsidiary of the Company, by purchasing 20,719 shares of common stock for a total consideration of $19,166,833 for expansion of STI's sales and marketing operations and consequent working capital requirements.

 iii) In February 2001, the Company has provided a short-term loan of U.S. $ 6 million to Sky Capital International Ltd., Hong Kong, (subsidiary Company). The loan is for a period of six months and carries interest at LIBOR + 4% p.a.

 iv) During the quarter January - March 2001, the Company made additional investments in 490,467 Series B Convertible Preferred Stock of Starpoint Solutions Inc. U.S.A. (formerly TIS Worldwide Inc.) at a price of US $ 8.1505 per share for a total consideration of US $ 4,000,000.

 v) In terms of the approval granted by the shareholders at the general meeting held on February 20, 2001 and by the regulatory authorities in India and United States of America, the Company acquired the entire share capital of SeraNova Inc, New Jersey, USA (a NASDAQ listed, global provider of internet and e-commerce solutions), through an ADR swap route by issue of 6,227,442 ADSs to the shareholders of SeraNova Inc, USA. in the ratio of 0.35 ADS of the Company for each common stock of SeraNova Inc. Each ADS represents 2 underlying equity shares of the Company. The ADSs were listed for trading on the New York Stock Exchange on March 7, 2001. The Company has also taken over the outstanding debts of Sera Nova Inc. U.S.A of $21.7 million.

  The following table represents the allocation of the purchase price based on accountant's valuation report :


     Current assets                  $ 24,524,540
     Property plant and equipment      10,918,040
     Intangibles assets                28,007,500
     Goodwill                          18,671,691
     Other assets                       3,139,734
     Liabilities                      (43,736,814)
                                     ------------

     Total                           $ 41,524,691
                                     ------------


 The financial statements of SeraNova Inc. U.S.A. have been audited by other auditors as of February 28, 2001 which states the financial statements have been prepared assuming SeraNova Inc. will continue as a going concern. SeraNova has suffered losses from operations and has a stockholders deficit as of February 28, 2001.

     On taking over SeraNova Inc., the Company has by an agreement agreed to provide capital, if warranted, to sustain operations of SeraNova through March 1, 2002.The Company is in the process of transferring all documentations relating to working capital facilities extended by bankers etc., to SeraNova Inc. and its subsidiaries. The Company is in the process of ratifying contribution agreement and space sharing agreement by SeraNova Inc. with third parties.

 SeraNova Inc. U.S.A has entered into a tax sharing agreement with Intelligroup (acquired by SeraNova in 1999) that governs the allocation of federal, state, local and foreign tax liabilities and related tax matters.

   Under this agreement, SeraNova has indemnified Intelligroup for any tax liabilities in the event a future transaction of SeraNova results in the spin off being a taxable transaction. However, SeraNova management has represented that the merger with Silverline was not contemplated at the time of spin off and accordingly, the spin off should be tax-free. Should the spin off be ultimately construed to be taxable, the resultant tax liability could be up to $ 40 million.

 vi) During the quarter January- March 2001, the Company has granted inter-corporate deposit to SeraNova India Private Limited, a subsidiary of the Company's wholly owned subsidiary, SeraNova Inc., of U.S. $ 1,173,959 for a period of ninety days carrying a interest rate of 16% p.a.

 vii) Under an agreement at the end of March 2001, the investment amounting to US $ 547,879 by SCI in K K Cross Vision International (CVI) has been cancelled. This amount is to be considered as loan to CVI repayable by end of October 2001 and carries an interest rate of 15% p.a.

 viii) At the meeting of the shareholders held on February 20, 2001, authorized equity share capital was increased from 85,000,000 shares of US $ 0.23 at par to 110,000,000 equity shares of US $ 0.23 at par.

  ix) In terms of the approval granted by the members at the Annual General Meeting held on September 28, 2000, the Company granted 700,000 stock options to the resident Indian employees on April 16, 2001, under an Indian Stock Option Plan II. All options under the plan will be exercisable for equity shares, on a one to one basis at an exercise price of US $ 1.30, being the market price of the Company's equity shares on the date of the grant of the option. The options have been granted with a vesting period as below:


       Date of Vesting    No of Options
       30/6/2002          175,000
       30/6/2003          175,000
       30/6/2004          350,000
                          -------
       Total              700,000
                          -------

     The employees have one year to exercise the options from the date of vesting.

  x) Pursuant to the acquisition of SeraNova Inc. U.S.A. and in terms of the approval granted by the members at the Extra Ordinary General Meeting held on February 20, 2001, the Company granted 2,000,000 stock options on April 16, 2001, to the employees of SeraNova Inc, USA and its subsidiary, in exchange for options held by them in SeraNova Inc. U.S.A., under an ADR linked stock option plan II. All options under the plan will be exercisable for ADSs, on a one to one basis (each ADS equals 2 underlying equity shares), at a price of US $ 2.95 per ADS being the market price of the Company's ADS on the date of grant of the option. The options have been granted with a vesting period as below:

       Date of Vesting     No of Options
       16/04/2001                 551,630
       16/04/2002                 289,674
       16/10/2002                 289,674
       16/04/2003                 289,674
       16/10/2003                 289,674
       16/04/2004                 289,674
                                ---------
       Total                    2,000,000
                                ---------

       The employees have five years to exercise the options from the date of vesting.

  xi) In terms of the approval granted by the members at the Extra Ordinary General Meeting held on February 20, 2001, the Company issued 1,000,000 stock options on April 16, 2001 to the employees of its subsidiaries under an ADR linked Indian Stock Option Plan III. All options under the plan will be exercisable for ADSs on a one to one basis (each ADS equals 2 underlying equity shares), at an exercises price of US $2.95 per ADS, being the market price of the Company's ADS on the date of grant of the option. The options have been issued with a vesting period as below:

          Date of Vesting     No of Options
          16/04/2002                 500,000
          16/10/2002                 200,000
          16/04/2003                 100,000
          16/10/2003                 100,000
          16/04/2004                 100,000
                                   ---------
          Total                    1,000,000
                                   ---------

          The employees have five years to exercise the options from the date of vesting.

 xii) The Board of Directors of the Company has approved the granting of Corporate Guarantee of USD 40 mn. to the Hong Kong and Shanghai Banking Corporation Limited, USA for the credit facilities sanctioned by the Bank to our wholly owned subsidiary, Silverline Technologies Inc, USA, subject to the approval of the relevant regulatory authorities in India.

 xiii) The Board of Directors of the Company have also approved the following resolutions subject to consent of shareholders at the meeting to be held on July 9, 2001 and regulatory authorities in India, wherever applicable.

 . Increase in the authorized equity share capital of the Company from 110,000,000 shares of US $ 0.23 per share par value to 135,000,000 shares of US $ 0.23 per share.

 . Issue of warrants convertible into equity shares on preferential basis to Subra Mauritius Limited, a promoter of the Company at a price of US $ 3.36 per equity share.

 . Issue of unsecured optionally convertible debentures (convertible into ADS) to the holders of promissory notes of Sera Nova Inc. U.S.A. (a wholly owned subsidiary) aggregating to US $ 10,000,000 with a tenure of 5 years and carrying interest at 5 percent per annum. The Company has option to redeem prematurely the outstanding debentures or convert into equity shares, at the option of the debenture holders. The conversion price shall be at 105 percent of the average closing price at the New York Stock Exchange.

 . Issue of American Depository Shares (`ADS') linked stock options to Directors, officers and employees of subsidiaries of the Company. The aggregate number of the options to be granted will not exceed 1,000,000 (ADS's) (represented by 2,000,000 underlying equity shares) at the market price of ADS's on date of grant at the New York Stock Exchange with a discount not exceeding 10 percent.

 . Issue of ADS's not exceeding 4,500,000 for acquisition of the entire capital of US based CTC Corporation (along with its subsidiaries) New Jersey, U.S.A.

 . Authorizing the Company to make investments or acquisitions abroad within the regulatory limits that these investments do not exceed lower of 60 percent or 100 percent of paid up capital plus reserves.

23.  Segment Data

    The Company operates in one segment as one of India's providers of information technology services. The following geographic area data include sales based on customer location and total assets based on physical location.


                                                  For the Year Ended December 31,                   (Unaudited)
                                           1998               1999               2000        March 31, 2000     March 31, 2001
Sales
-----
USA and Europe                        $ 49,270,374       $ 73,508,762       $110,925,442       $ 24,852,906       $ 30,964,924
Far East and Japan                       9,586,073         13,049,135         18,676,922          5,794,050         10,664,637
India and other countries                1,363,011          1,019,011         12,354,040            351,202          2,073,759
                                   ---------------------------------------------------------------------------------------------
Total                                 $ 60,219,458       $ 87,576,908       $141,956,404       $ 30,998,158       $ 43,703,320
                                   =============================================================================================

Total Assets
------------
USA and Europe                        $ 25,229,020       $ 36,746,739       $105,062,719       $ 40,069,113       $162,697,660
Far East and Japan                            --                 --           14,831,391               --           25,617,879
India and other countries               31,995,258         53,063,253        115,091,973         62,358,651        150,684,195
                                   ---------------------------------------------------------------------------------------------
Total                                 $ 57,224,278       $ 89,809,992       $234,986,083       $102,427,764       $338,999,734
                                   =============================================================================================


                                                           *************

SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

Financial Statement Schedule of Valuation and Qualifying Accounts each of the three years in the period ended December 31, 2000

(US$ in Thousands)
                                                       Additions
                                Balance at             Charged to
                                Beginning              Costs and                        Balance at
       Description               of Year                Expenses          Deductions    End of Year
YEAR ENDED DECEMBER 31, 2000
   Allowance for doubtful
   accounts receivable          $      425              $     591         $        -    $    1,016
                                =====================================================================

YEAR ENDED DECEMBER 31, 1999
   Allowance for doubtful
   accounts receivable          $      162              $     263         $        -    $      425
                                =====================================================================

YEAR ENDED DECEMBER 31, 1998
   Allowance for doubtful
   accounts receivable          $      191              $     150         $        179  $      162
                                =====================================================================