Form 20-F
period 2002-03-31
SILVERLINE TECHNOLOGIES LTD
filed 2003-02-19
CIK 1115084

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                                    FORM 20-F

       [ ]      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
                    (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                        or
       [X]       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                        THE SECURITIES EXCHANGE ACT OF 1934
                     For the fiscal year ended March 31, 2002
                                        or
       [X]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
            For the transition period from April 1, 2002 to June 30, 2002

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

                              Kolshet Road, Dhokali

                           Thane (West), India 400 607

                                 91-22 533-8160
                    (Address of Principal Executive Offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act

         Title of each class           Name of each exchange on which registered
Equity Shares represented by American
 Depositary Shares and evidenced by            The New York Stock Exchange
    American Depositary Receipts

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None

        Securities for which there is a reporting obligation pursuant to
                            Section 15(d)of the Act:

                                      None

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period
                          covered by the annual report:

Equity Shares, par value Rs. 10......................................107,854,884
                                   (as of March 31, 2002)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934
      during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                  Yes  X  No ___
                                      ---

      Indicate by check mark which financial statement item the registrant has elected to follow:

                              Item 17 ___ Item 18  X
                                                  ---

                                TABLE OF CONTENTS

PART I                                                                         2

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...............  2

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.............................  2

ITEM 3.  KEY INFORMATION.....................................................  2
         A.  Selected Financial Data.........................................  2
         B.  Capitalization and Indebtedness.................................  5
         C.  Reasons for the Offer and Use of Proceeds.......................  5
         D.  Risk Factors....................................................  5

ITEM 4.  INFORMATION ON THE COMPANY.......................................... 31
         A.  History and Development of the Company.......................... 31
         B.  Recent Developments............................................. 31
         C.  Business Overview............................................... 33
         D.  Organizational Structure........................................ 46
         E.  Property, Plants and Equipment.................................. 47

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS........................ 48
         A.  Operating Results............................................... 48
         B.  Liquidity and Capital Resources................................. 61
         C.  Research and Development, Patents and Licenses.................. 65
         D.  Trend Information............................................... 66

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......................... 68
         A.  Director and Senior Management.................................. 68
         B.  Compensation.................................................... 70
         C.  Board Practices................................................. 71
         D.  Employees....................................................... 72
         E.  Share Ownership................................................. 74

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS................... 78
         A.  Major Shareholders.............................................. 78
         B.  Related Party Transactions...................................... 79
         C.  Interests of Experts and counsel................................ 81

ITEM 8.  FINANCIAL INFORMATION............................................... 82
         A.  Consolidated Statements and Other Financial Information......... 82
         B.  Significant Changes............................................. 91

ITEM 9.  OFFER AND LISTING DETAILS........................................... 93
         A.  Market Information.............................................. 93
         B.  Plan of Distribution............................................ 95
         C.  Markets......................................................... 95
         D.  Selling Shareholders............................................ 95
         E.  Dilution........................................................ 96
         F.  Expense of the Issue............................................ 96

ITEM 10. ADDITIONAL INFORMATION..............................................  96
         A.  Share Capital...................................................  96
         B.  Memorandum and Articles of Association..........................  96
         C.  Material Contracts.............................................. 104
         D.  Exchange Controls............................................... 104
         E.  Foreign Direct Investment....................................... 104
         F.  Dual Fungibility................................................ 105
         G.  Taxation........................................................ 106
         H.  Dividend and Paying Agents...................................... 114
         I.  Statement by Experts............................................ 114
         J.  Documents on Display............................................ 114
         K.  Subsidiary Information.......................................... 115

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK........... 115

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.............. 115

PART II                                                                       115

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..................... 115

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE
         OF PROCEEDS......................................................... 115

ITEM 15. CONTROLS AND PROCEDURES............................................. 117

ITEM 16. Reserved............................................................ 117

PART III                                                                      117

ITEM 17. FINANCIAL STATEMENTS................................................ 117

ITEM 18. FINANCIAL STATEMENTS................................................ 118

ITEM 19. EXHIBITS............................................................ 119

                                  INTRODUCTION

         In this Annual Report, the "Company," "Silverline," "we," "us" and "our" refer to Silverline Technologies Limited and its subsidiaries. References to the "ADSs" are to our American Depositary Shares.

         We prepare consolidated financial statements in Indian rupees. Such consolidated financial statements have been translated into United States dollars in accordance with U.S. GAAP, and as so translated are referred to herein as the "Consolidated Financial Statements." In this Annual Report, references to "Rs." are to Indian rupees and references to "$" and "U.S. dollars" are to United States dollars. On January 31, 2003, the commercial exchange rate (buy) was Rs.47.90 = $1.00 and on March 31, 2002 and June 30, 2002 such commercial exchange rates were Rs.48.89 and Rs.48.95 to one v.s. dollar. In India, we are required to file our accounts with the fiscal year ended on March 31.

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

         This is our annual report for the fiscal year ended March 31, 2002 and a transition report for the period from April 1, 2002 to June 30, 2002. Following our fiscal year ended December 31, 2000, we changed our fiscal year end from December 31 to March 31, and filed a transition report on Form 20-F for the three month period ended March 31, 2001 together with our annual report on Form 20-F for the fiscal year ended December 31, 2000. Subsequently, on April 30, 2002, we changed our fiscal year end to June 30.

         References to "fiscal" years means, with respect to fiscal 2002 and fiscal 2001, the 12-month period ended March 31, 2002 and 2001, respectively, and with respect to all other fiscal years, the 12-month period ended December 31 of the year in question.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION

A.   Selected Financial Data

     The consolidated statements of operations data for the fiscal years ended December 31, 1999 and 2000 and the consolidated balance sheet data as of December 31, 1999 and 2000, have been derived from our consolidated financial statements included elsewhere in this annual report which have been audited by Deloitte Haskins & Sells (a member firm of Deloitte Touche Tohmatsu), independent auditors. The consolidated statements of operations data for the fiscal years ended March 31, 2001 and 2002 and the consolidated balance sheet data as of March 31, 2001 and 2002 have been derived from our consolidated financial statements included elsewhere in this report which have been audited by Ram Associates, independent auditors. The consolidated statement of operations data for the year ended December 31, 1998 and the consolidated balance sheet data as of December 31, 1998 were derived from the unaudited consolidated financial statements, which are not included in this annual report that were prepared in accordance with Indian GAAP and have been recast in accordance with U.S. GAAP. The unaudited consolidated financial statements have been prepared on substantially the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for these periods. Our financial statements are prepared in Indian rupees and for U.S. GAAP purposes are translated into U.S. dollars using the average monthly exchange rate for revenues and expense and the exchange rate at the end of the reporting period for assets and liabilities. The following selected consolidated financial data reflects our financial position, results of operations and cash flows, including Silverline Technologies, Inc., a Delaware corporation, which we acquired on December 28, 1999. Because Silverline Technologies, Inc. had been under common control with us, the acquisition was accounted for in a manner similar to a pooling of interests. See note 1 to consolidated financial statements. The March 31, 2001, 2002 and unaudited three month stub period ended June 30, 2002 information is derived from unaudited financial information contained elsewhere in this Form 20-F. Following our fiscal year ended December 31, 2000, we changed our fiscal year end from December 31 to March 31, and filed a transition report on Form 20-F for the three month period ended March 31, 2001 together with our annual report on Form 20-F for the fiscal year ended December 31, 2000. Subsequently, on April 30, 2002, we changed our fiscal year end to June 30, and we are filing a transition report for the transition period from April 1, 2002 to June 30, 2002 together with this annual report for the fiscal year ended March 31, 2002. In order to provide comparable financial statements, the Company has included in this report, and its independent auditors Ram Associates have consolidated, the audit of the financial statements of our company for the fiscal year ended March 31, 2001.

Statement Data:

                                                                                        Three Months ended
                                                  Year ended December 31                     March 31,          Year ended March 31,
                                         ---------------------------------------      ----------------------  ----------------------
                                              1998         1999           2000           2000       2001        2001        2002
                                         ---------------------------------------      ----------------------  ----------------------
Statement of Operations Data:              (in thousands, except per share data)
Revenues................................    $60,219       $87,577       $141,956       $30,998  $  41,225     $152,183    $142,913
Cost of revenues sold...................     31,273        49,446         76,644        16,112     30,442      90,974       78,941
                                            -------       -------       --------       -------  ---------    --------     --------
Gross profit............................     28,946        38,131         65,312        14,886     10,783      61,209       63,972
                                            -------       -------       --------       -------  ---------    --------     --------
Operating expenses:
Selling, general and administrative
 expenses...............................     11,316        13,141         31,316         5,688     27,055      52,683       57,706
Stock-based compensation................         --           532          1,635           862         30         803           95
Depreciation and amortization...........      4,415         4,095          6,378           939      1,023       4,722        5,075
                                            -------       -------       --------       -------  ---------    --------     --------
Total operating expenses................     15,731        17,768         39,329         7,489     28,108      58,208       62,876
                                            -------       -------       --------       -------  ---------    --------     --------
Operating income........................     13,215        20,363             --            --    (17,325)      3,001        1,096
Other income (expense), net.............       (895)       (1,380)         3,817          (284)      (593)      3,508       (3,106)
                                            -------       -------       --------       -------  ---------    --------     --------
Income before income taxes and
 extraordinary item.....................     12,320        18,983         29,800         7,113    (17,918)      6,509       (2,010)
Provision for income taxes..............      1,482         2,808          2,676         1,230        639       2,086           22
                                            -------       -------       --------       -------  ---------                 --------
Income before extraordinary item........     10,838        16,175         27,124         5,883    (18,557)      4,423       (2,032)
Extraordinary item (net of taxes).......         --           375             --            --     95,675     (95,674)      52,576
                                            -------       -------       --------       -------  ---------    --------     --------
Net income (Loss).......................    $10,838       $15,800       $ 27,124       $ 5,883  $(114,232)   $(91,251)    $(54,608)
                                            =======       =======       ========       =======  =========    ========     ========
Earnings per equity share
  Basic:
    Income before extraordinary items...    $  0.26       $  0.28       $   0.39       $  0.09  $    0.06    $   0.06     $  (0.02)
    Extraordinary items.................         --       $ (0.01)            --            --         --    $  (1.25)    $  (0.60)
    Net income..........................    $  0.26       $  0.27       $   0.39       $  0.09  $    0.06    $  (1.19)    $  (0.62)
  Diluted:
    Income before extraordinary items...    $  0.19       $  0.25       $   0.39       $  0.09  $    0.06    $   0.06     $  (0.02)
    Extraordinary items.................         --       $ (0.01)            --            --         --    $  (1.25)    $  (0.58)
    Net income..........................    $  0.19       $  0.24       $   0.39       $  0.09  $    0.06    $  (1.19)    $  (0.60)
Earnings per ADS
  Basic:
    Income before extraordinary items...    $  0.52       $  0.56       $   0.78       $  0.18  $    0.12    $   0.12     $  (0.04)
    Extraordinary items.................         --       $ (0.02)            --            --         --    $  (2.50)    $  (1.19)
    Net income..........................    $  0.52       $  0.54       $   0.78       $  0.18  $    0.12    $  (2.38)    $  (1.23)
  Diluted:
    Income before extraordinary items...    $  0.38       $  0.50       $   0.78       $  0.18  $    0.12    $   0.12     $  (0.04)
    Extraordinary items.................         --       $ (0.02)            --            --         --    $  (2.50)    $  (1.16)
    Net income..........................    $  0.38       $  0.48       $   0.78       $  0.18  $    0.12    $  (2.38)    $  (1.20)
Weighted average equity shares used in
computing
  earnings per equity share
  Basic.................................     42,450        57,150         42,450        64,500     76,659      76,659       88,631
  Diluted...............................     56,314        65,596         62,289        66,297     76,659      76,659       90,876
ADSs used in computing earnings per ADS
  Basic.................................     21,225        28,575         21,225        32,250     38,329      38,329       44,315
  Diluted...............................     28,157        32,798         31,145        33,149     38,329      38,329       45,438
  Dividends per share...................    $  0.03/(1)/  $  0.04/(1)/  $   0.03/(1)/       --         --          --           --


                                                Three Months ended
                                                June 30, (unaudited)
                                            --------------------------
                                              2001             2002
                                            ---------        --------
Statement of Operations Data:
Revenues................................     45,565           27,169
Cost of revenues sold...................     25,958           16,957
                                            -------          -------
Gross profit............................     19,607           10,212
                                            -------          -------
Operating expenses:
Selling, general and administrative
 expenses...............................     11,593            8,850
Stock-based compensation................         25               37
Depreciation and amortization...........      5,794            3,245
                                            -------          -------
Total operating expenses................     17,412           12,132
                                            -------          -------
Operating income........................      2,195           (1,920)
Other income (expense), net.............     (1,006)          (1,508)
                                            -------          -------
Income before income taxes and
 extraordinary item.....................      1,189           (3,428)
Provision for income taxes..............        485               --
                                            -------          -------
Income before extraordinary item........        704           (3,428)
Extraordinary item (net of taxes).......          0               --
                                            -------          -------
Net income (Loss)...............            $   704          $(3,428)
                                            =======          =======
Earnings per equity share
  Basic:
    Income before extraordinary items...       0.01            (0.04)
    Extraordinary items.................         --               --
    Net income..........................       0.01            (0.04)
  Diluted:
    Income before extraordinary items...       0.01            (0.04)
    Extraordinary items.................         --               --
    Net income..........................       0.01            (0.04)
Earnings per ADS
  Basic:
    Income before extraordinary items...       0.02            (0.02)
    Extraordinary items.................         --               --
    Net income..........................       0.02            (0.02)
  Diluted:
    Income before extraordinary items...       0.02            (0.02)
    Extraordinary items.................         --               --
    Net income..........................       0.02            (0.02)
Weighted average equity shares used in
computing
  earnings per equity share
  Basic.................................     85,654           94,166
  Diluted...............................     86,393           94,166
ADSs used in computing earnings per ADS
  Basic.................................     42,827           47,083
  Diluted...............................     43,196           47,083
  Dividends per share...................         --               --

/(1)/ Dividends paid for the twelve months ended March 31.

Balance Sheet Data:

                                                                       At March 31,            At June 30,
                                                                                  -
                                                                  ----------------------  ----------------------
                                 1998        1999        2000        2001        2002        2001        2002
                              ----------  ----------  ----------  ----------  ----------  ----------  ----------
Cash and cash equivalents....  $ 12,528    $ 20,662    $ 11,512    $ 9,150    $  1,894    $  5,605    $  1,357
Working capital..............    21,783      29,075      86,859     (5,241)    (45,321)      2,801     (62,024)
Total assets.................    69,275      87,646     234,736    222,460     195,858     210,553     180,892
Long-term debt (net of
current portion).............     5,510         317          30      6,642          63      10,340          63
Total shareholders' equity...    43,280      68,640     189,394    115,183      88,814     118,568      77,658
Amount of capital stock......    13,238      18,306      20,250     22,926      27,487      22,926      27,488

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

     Year                         Year End        Average        High          Low
     ----                         --------        -------        ----          ---
     1997                          Rs 39.30       Rs 36.53      Rs 39.30      Rs 35.72
     1998                             42.52          41.43         42.65         38.80
     1999                             43.51          43.20         43.59         42.50
     2000                             46.75          45.00         46.82         43.59
     2001                             48.34          47.23         48.53         46.25
     2002                             48.04          48.68         49.31         47.66

     The following table provides information regarding the high and the low noon buying rate for each of the previous six completed months of 2002.

     Month                                                 High          Low
     -----                                                 ----          ---
     August 2002                                         Rs 48.94      Rs 48.20
     September 2002                                         48.80         48.11
     October 2002                                           48.66         48.05
     November 2002                                          48.63         47.90
     December 2002                                          48.55         47.66
     January 2003                                           48.22         47.59


     On January 31, 2003, the noon buying rate was Rs. 47.90 to $1.00.


B.   Capitalization and Indebtedness

     Not applicable.

C.   Reasons for the Offer and Use of Proceeds

     Not applicable.

D.   Risk Factors

     Investing in our American Depository Shares, or ADSs, Global Depository Shares, or GDSs, and equity shares involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below before investing in our ADSs, GDSs or equity shares. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be harmed. In that case, the value of our ADSs, GDSs and equity shares could decline, and you could lose all or part of your investment.


                      Risk Factors Related to Our Business

We experienced a substantial net loss in fiscal 2002 and the three months ended June 30, 2002.

     We have incurred substantial consolidated losses and negative cash flows from operations in each of the last two twelve-month fiscal years ended March 31, 2001 and 2002, and in the three months ended June 30, 2002. We may continue to incur substantial losses and negative cash flows for the foreseeable future. We had consolidated net losses of approximately $54.61 million and $3.4 million for fiscal 2002 and the three months ended June 30, 2002, as compared to a consolidated net loss of $91.25 million and a consolidated net profit of $0.7 million for the 12 month period ended March 31, 2001 and three months ended June 30, 2001. It is possible that we may never again achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future. Our future performance will depend, in part, on the amount and rates of growth in our net revenue from our various businesses, and on our ability to control our operating expenses, which may increase as we implement our new business strategy. If revenues do not grow at anticipated rates, or if our operating expenses exceed expectations or cannot be adjusted in response to slower revenue growth, it could have a material adverse effect on our business.

We may be unable to continue as a going concern unless we raise additional capital in the future.

     Due to our operating losses and lack of cash flow from operations, our consolidated working capital surplus of $86.8 million as of December 31, 2000 was reduced to a consolidated working capital deficit of $109.1 million as of March 31, 2002. As a result, we need to raise additional funds in order to conduct our business and prospects. The failure to raise additional funds may prevent us from implementing our business strategy, which would materially and adversely affect our business and prospects. Currently, we depend upon revenues from operations and offerings of our equity and debt securities. In May 2002, HSBC Bank, a lender to our company, issued a notice to recall its line of credit amounting to approximately $27 million, and instituted legal proceedings against the Company. For a description of such legal proceedings and the Company's settlement discussions with HSBC, please see "Item 8 - Financial Information - Consolidated Statements and Other Financial Information - Legal Proceedings." There can be no assurance that we will achieve projected revenues, that our bank credit facilities will be renewed or disputes related to them settled or otherwise resolved in a manner favorable to our company, or that additional bank borrowings will be available to us on commercially attractive terms or at all. In addition, there can be no assurance that the costs actually incurred to operate our business will not exceed our budget. In addition, if we expand our operations or add services or other capabilities presently contemplated, either alone or with a strategic partner, revenues from operations and available bank borrowings will be insufficient to meet our capital requirements for such expansion. If we are unable to obtain additional funds on acceptable terms or at all, we would be unable to complete any such expansion as planned and our business and financial condition would be materially and adversely affected. There is no assurance that any additional financing will be available on commercially attractive terms, in a timely fashion, in sufficient amounts, or at all.

     Any additional equity financing may be on terms that dilute the value of our company for our existing shareholders, including holders of our American Depositary Shares. In addition, new securities may contain certain rights, preferences or privileges that are senior to those of our ordinary shares and American Depositary Shares. Debt financing, if available, may involve restrictive covenants which limit our operating flexibility.

     As discussed in Note 1 to our financial statements, there are existing uncertain conditions that we face relative to capital raising activities. These conditions include uncertainty over whether the business can continue as a going concern. There can be no assurance that the Company can continue as a going concern. Accordingly, our independent auditors have included an explanatory paragraph in their report on our financial statements for the fiscal year ended March 31, 2002, which describes that there are substantial doubts as to our ability to continue as a going concern.

Our revised business strategy of Business Process Outsourcing and IT Enabled Services may not be successful.

     In July 2002, we implemented new business strategies which focus on providing Business Process Outsourcing (BPO) and IT Enabled Services (ITES). We will continue to provide applications development and software consulting services. We may not be able to successfully execute our new business strategy. Even if we successfully execute this new business strategy, there can be no assurance that such strategy will improve our operating results.

Furthermore, other conditions may exist such as increased competition, reduction in demand for such services, the continuance of the current economic downturn and future economic downturns which may offset any improved operational results that are attributed to our revised business strategy.

Our new business strategy will strain our resources if our services are not received favorably by consumers and businesses.

     The pursuit of our new BPO and ITES business strategies will place a significant strain on our managerial, operational and financial resources. We will need to improve our financial and management controls, reporting systems and procedures. We also will have to expand, train and manage our work force for marketing, sales and technical support, and product development, and manage multiple relationships with various customers, strategic partners and other third parties. We will need to continually expand and upgrade our technology infrastructure and systems and ensure continued high levels of service, speedy operation, and reliability. In addition, we will have to improve our methods for measuring the performance and commercial success of our different services to better respond to customer demands and to better determine which products and services can be developed most profitably.

Our brand and reputation will suffer if our services are not favorably received by the marketplace.

     We plan to introduce our new BPO and ITES services in order to generate additional revenues, attract more customers and respond to competition. There can be no assurance that we will be able to offer our current and new services in a cost-effective or timely manner or that our efforts will be successful. Furthermore, any new services we launch that are not favorably received by customers could damage our reputation or our brand name. Expansion of our services may also require significant additional expenses and development and may strain our management, financial and operational resources. Our inability to generate sufficient revenues from our new services would have a material adverse effect on our business, financial condition and results of operations.

Maintaining our brand recognition and reputation are essential to our success.

     We believe that our success will depend to a large degree on our ability to successfully maintain our brand recognition and reputation. In order to maintain a good reputation and strong brand name, we will need to continue to invest heavily in our marketing and maintain high standards for actual and perceived quality, usefulness, reliability, security and ease of use of our services. Even if we continue to provide good service to our customers, factors outside of our control, including security breaches and software defects, could affect our brand and the perceived quality of our services, thereby damaging our business.

     We may need to raise additional funds on either a debt or equity basis for future acquisitions. Fund raising on an equity basis would dilute the ownership interests of all of our stockholders.

     We currently have no agreements in place for any material investment or acquisition. Any proposed acquisition, investment, strategic partnership or other venture outside India may require us to obtain the prior approval of the Reserve Bank of India and the Government of India. No assurance can be given that any such approval can be obtained or, if obtained, will be on terms satisfactory to our company.

We face risks associated with potential acquisitions, investments, strategic partnerships or other ventures, including whether any such transactions can be identified and completed on favorable terms and whether any acquired business can be successfully integrated.

     We may not identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates, we may not be able to complete those transactions on commercially acceptable terms or at all. If we acquire another company or its assets, we could have difficulty in assimilating that company's personnel, operations, technology and software, even if we are successful in raising the full amount we are seeking in our offering on the Luxembourg Stock Exchange. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.

If we are unable to effectively manage our growth, our business may be disrupted.

     Through March 31, 2002, we had experienced significant growth both in revenues and in the number of our employees. As of March 31, 2002, we employed approximately 1,729 employees worldwide in eight software development facilities (five of which are in India), as compared to approximately 800 employees in three facilities as of January 1, 1999. However, since March 31, 2002, we have experienced significant reductions in revenues and other problems which have affected our financial performance and business prospects. As a result, since March 31, 2002, we have laid off or transferred, through transitions of existing business lines, substantial portions of our workforce, which has reduced the number of our employees and our payroll significantly. Nevertheless, we intend to grow again in the foreseeable future and to pursue existing and potential market opportunities, including acquisitions, in an effort to implement and establish our new BPO and ITES lines of business and to grow our existing business lines. Any such growth will place significant demands on our management and operational resources, particularly with respect to:

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

     . providing adequate training and supervision to maintain our high quality standards; and

     . strengthening our financial and management controls in a manner appropriate to a larger enterprise and preserving our culture, values and entrepreneurial environment.

     In order to manage our growth effectively, we must concurrently develop more sophisticated operational systems, procedures and controls, both in India and elsewhere. If we fail to develop these systems, procedures and controls on a timely basis our business, operational results and financial position may be adversely affected.

Our services and products may not be compatible with future industry standards.

     Failure to respond successfully to technological developments, or to respond in a timely or cost-effective manner, will harm our business and operational results. Our success is dependent upon our ability to offer services that keep pace with continuing changes in technology, evolving industry standards and changing client preferences. In addition, we must hire, train and retain technologically knowledgeable professionals so they can fulfill the increasingly sophisticated and changing needs of our clients.

The merger between Silverline Acquisition Corp. and SeraNova, Inc. may cause SeraNova, Inc. to become liable for taxes payable by its former parent, Intelligroup, Inc. in connection with its spin-off of SeraNova, Inc.

     On July 5, 2000, Intelligroup, Inc., the former parent of our wholly owned subsidiary, SeraNova, Inc., distributed its SeraNova, Inc. stock pro rata to its shareholders in a transaction that was treated by both companies as a tax-free spin-off pursuant to section 355 of the Internal Revenue Code. However, Section 355(e) of the Code provides that if one of the companies involved in the spin-off is acquired or sold within a two-year period after the spin-off, the spin-off may become taxable to Intelligroup, Inc. SeraNova, Inc. has agreed to indemnify Intelligroup, Inc. for any tax liabilities which Intelligroup, Inc. may incur if the completion of the merger between Silverline Acquisition Corp. and SeraNova, Inc., were to result in the spin-off being deemed a taxable transaction. If Section 355(e) were to apply, it is possible that Intelligroup, Inc. would be liable for tax in an amount as high as $60-$65 million, to which would be added interest and, possibly, penalties. SeraNova, Inc. is obligated to indemnify Intelligroup, Inc. for those amounts. We received an opinion dated March 2, 2001 from a major accounting firm to the effect that Section 355(e) should not apply to the distribution of the stock of SeraNova, Inc. by Intelligroup, Inc. by reason of our acquisition of the stock of SeraNova, Inc. The opinion was based on, among other things, factual representations by SeraNova, Inc. and Intelligroup, Inc. and on proposed Treasury regulations in existence at that time. The opinion is not binding on the Internal Revenue Service and has no other official status or effect of any kind. To the extent the facts and other assumptions on which the opinion relies may be incorrect, its conclusion similarly may be incorrect. Moreover, the opinion has not been updated to reflect changes in proposed or temporary Treasury regulations. Finally, the opinion of the accounting firm is solely for our benefit and the benefit of our shareholders and may not be relied upon by any other person or entity, without the accounting firm's prior written consent.

The success of our business is substantially dependent on the services of a few management personnel whose loss could seriously affect our business.

     Our success depends significantly upon the continued contributions of members of our board of directors, senior management and other key technical and managerial personnel, including Ravi Subramanian, our founder, Chairman and Chief Executive Officer, and Krishna K. Subramanian, or Vice Chairman, Acting Chief Financial Officer and Executive for International Initiatives, and K. Kulathu Subramanian, our Wholetime Director. We have not entered into employment agreements with any members of our senior management. We do not restrict any of our senior management and other key personnel from leaving our company and competing against us. In view of the financial position of the Company the loss of any such persons could have a material adverse effect on our business, operational results and financial position.

We give no assurance that the products and services offered to us do not infringe any third party's intellectual property rights.

     Substantial litigation regarding intellectual property rights exists in the software industry. In connection with our operations, we license software from, and develop software applications for, various third parties. Although we believe that our services do not infringe upon the intellectual property rights of third parties, we cannot assure you that such a claim will not be asserted against us in the future by third parties from whom we have licensed software or by other third parties who allege misappropriation of their proprietary products and processes. We expect that the risk of infringement claims against us and our clients will increase if more of our competitors are able to obtain patents for software products and processes.

     Further, a portion of our business involves the development of software for clients. Ownership of client-specific software is generally retained by the client. We cannot assure you that our clients or assignees will not assert intellectual property rights against us and that disputes will not arise that will affect our ability to resell or reuse these applications.

     We typically indemnify our clients against intellectual property claims. The issuing of a claim against us or our clients could result in litigation. We may not prevail in the litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. Any of these claims, regardless of their outcome, could harm our reputation, damage our relationships with clients, result in substantial costs to us, divert management's attention from our operations and could adversely affect our business, results of operation and financial condition.

The laws of India do not protect intellectual property rights to the same extent as those of the United States and other countries. We may be unsuccessful in protecting such rights.

     Intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. Although proprietary rights in the products created by us for customers are generally retained by the customer, we typically retain the ownership of the source code.

     Our efforts to protect our intellectual property may not be adequate to prevent misappropriation of proprietary information or to ensure that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information. In addition, the laws of India do not protect proprietary rights to the same extent as laws in certain other countries such as the United States, and the global nature of the Internet makes it difficult to control the ultimate destination of our products and services. For example, Indian statutory law does not currently protect service marks. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly.

     We could be subject to intellectual property infringement claims as the number of our competitors grows and our service and product offerings overlap with our competitors' offerings, or if our competitors are able to obtain patents for software products and processes. Defending against these claims, even if such claims are not meritorious, could be expensive and divert our attention from our business. If we are adjudged liable to third parties for infringing their intellectual property rights, we could be required to pay substantial damage awards and be forced to cease selling the applications that contain the infringing technology and develop non-infringing technology or obtain a license. We may also be forced to develop non-infringing technology. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all.

Our business, operating results and financial condition could be adversely affected if we are unable to collect the significant accounts receivable we have generated.

     We generate significant accounts receivable in connection with providing information technology services to our customers. Our accounts receivable decreased from approximately $58.40 million at March 31, 2000 to approximately $41.89 million at March 31, 2002. Our accounts receivable as a percentage of revenues was approximately 29% and 38% as of March 31, 2002 and 2001, respectively. In recent years the average number of days that our accounts receivable were outstanding have increased in each of the 31-60,61-90 and 90+ day aging periods. If one or more of our major customers refused to pay or were to become insolvent or otherwise unable to pay for the services provided by us, our business, operating results and financial condition would be adversely affected.

Our revenues are difficult to predict and can vary significantly from period to period, which adversely affects our ability to manage our business in accordance with our operating budgets.

     We derive our revenue for services provided on a project-by-project basis. While these projects vary in size, scope and duration, typically, a limited number of projects account for a significant percentage of our revenues. Therefore, our revenues are difficult to predict for any particular period. This adversely affects our ability to manage our business in accordance with our operating budgets.

A significant portion of our business is subject to fixed-price contracts, any of which could prove to be unprofitable for us.

     We offer a significant portion of our services on a fixed-price basis, rather than on a time-and-material basis. Increasing competition for our services may result in our clients being able to demand that an increasing amount of our services be provided on a fixed-price basis. Although we use specified software engineering processes and our past project experience to reduce the risks associated with estimating, planning and performing fixed-price projects, we bear the risk of costs overruns, completion delays and wage inflation in connection with these projects. Our business, operational results and financial position would suffer if, with respect to a fixed-price project, we fail to either:

     . estimate accurately the resources and time required or the future rates of wage inflation and currency exchange rates; or

     .    complete our contractual obligations within the time frame committed.

If the Internet does not continue to develop, our business would be adversely affected because we intend to expand our Internet and e-commerce services.

     Our future success is substantially dependent upon the continued growth in the use of the Internet. The adoption of the Internet for commerce and communications, particularly by individuals and companies that have historically relied upon alternative means of commerce and communication, generally requires the understanding and acceptance of a new way of conducting business and exchanging information. In particular companies that have already invested substantial resources in other means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new, Internet-based strategy that may take their existing personnel and infrastructure obsolete. To the extent that businesses do not consider the Internet a viable commercial medium, our client base for Internet related work may not grow.

If we lose our major clients or if they significantly reduce the amount of work they give us, or, due to current financial challenges, decide to restructure or terminate business, our revenues and operating income would be materially adversely affected.

         We expect that a small number of clients will continue to account for a substantial portion of our revenues for the foreseeable future. As a result, if we were to lose our major clients or if our major clients significantly reduce their volume of business with us or cancel or restructure or defer a significant project with us, our business, operational results and financial position would be materially adversely affected.

         Industries in which we have focused our sales and marketing efforts, including business information services, financial services and telecommunications industries, have begun consolidating and we believe that this trend will continue for a number of years. Industry consolidation or the formation of joint ventures or alliances could reduce our client base, and consequently the demand for our services. A merger or acquisition of one of our clients may result in the elimination, postponement or reduction of outsourced information technology services utilized by the newly combined company.

We face intense competition that could cause our revenues and margins to suffer.

         The market for information technology services is rapidly evolving and highly competitive. We expect that competition to intensify. We face competition in India and elsewhere from a number of companies.

         Many of our competitors have longer operating histories and client relationships, greater financial, technical, marketing and public relations resources, larger client bases and greater name recognition than we have. Some of these competitors currently provide a broader range of services than we provide.

         Moreover, major U.S. and international companies are increasingly moving a portion of their operations to India and other overseas locations. Part of our competitive advantage has historically been a labor cost advantage relative to service providers in the United States, Japan and Western Europe. Labor costs in India are presently increasing at a significantly faster rate than those in the United States, Japan, Western Europe, China and the Philippines. These factors will reduce the advantages that we have in terms of a cost effective, highly skilled pool of information technology professionals and will mean we may become less competitive over time. As a result, we may not be able to compete successfully against our present or future competitors.

Barriers to entry to our business are low and new competitors could cause our revenues and margins to decline.

         There are relatively low barriers to entry into our business. Many U.S. companies have already established offshore locations in India, either independently or through joint ventures with our domestic competitors. There are no significant barriers to preclude or inhibit these companies from expanding their Indian information technology service operations. In addition there are no barriers to prevent other U.S. or other foreign companies from establishing similar operations in India or elsewhere. Our competitors may independently develop and patent or copyright technologies that are superior or substantially similar to our technologies. The costs of developing and providing information technology professional services are low. Therefore, we expect to continue to face additional competition from new entrants into our markets, which could materially adversely affect our business.

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

There are risks associated with acquisitions we have made of which we may make in the future which could negatively impact our business prospects.

         A key element of our growth strategy is the acquisition of businesses and assets, and the establishment of strategic partnerships and joint ventures, that complement our current businesses. There can be no assurance that we will be able to identify attractive acquisition, strategic partnership or joint venture opportunities, obtain financing for acquisitions on satisfactory terms or successfully acquire identified targets. In addition, there can be no assurance that we will be successful in integrating acquired businesses into our existing operations or that such integration will not result in unanticipated liabilities or unforeseen operational difficulties, which may be material, or requires a disproportionate amount of management's attention. Such acquisitions may result in our company incurring additional indebtedness or issuing shares of our capital stock. In addition, there can be no assurance that competition for acquisition opportunities in the industry will not escalate, thereby increasing the cost to us of making acquisitions or causing us to refrain from making further acquisitions. In addition, the terms and conditions of future debt instruments, if available, may impose, restrictions on us that, among other things, restrict our ability to make acquisitions.

         In addition, our senior management faces the difficult and potentially time consuming challenge of implementing uniform standards, controls, procedures and policies throughout our Indian, United States and other foreign offices, particularly in connection with the integration of acquired businesses. Any difficulties in this process could disrupt our ongoing business, distract our management, result in the loss of key personnel or clients, increase our expenses and otherwise adversely affect our business.

The global nature of our operations could strain our management resources.

         Our software development facilities and offices are currently located in India, the United States, Canada, Hong Kong, and the U.K. Our directors, executive officers and other key employees are similarly dispersed. In addition, we maintain offices in Mumbai, Piscataway, New Jersey, London and Hong Kong, to market and sell our services in those countries and surrounding regions. This geographic dispersion requires significant management resources that our more locally based competitors do not need to devote to their operations.

         In addition, we may develop new software development facilities or sales offices in other regions. The development of new infrastructure could have a material adverse effect on our business, operational results and financial position.

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

         If we fail to manage our geographically dispersed organization, our business, operational results and financial position may be materially adversely affected.

Litigation may harm our financial strength and reduce our profitability.

          We are a defendant in actions arising out of our credit facilities with our lenders, certain investments made by third parties in our company, among other things, and in connection with our acquisition of SeraNova, Inc. and other matters. These lawsuits are costly to litigate and we will not be able to recover our costs. If we are not successful in defending these lawsuits, we will incur substantial litigation costs in connection to their defense and in paying any damage awards ordered by the courts. Similarly, if we settle any of these matters, we may be forced to pay substantial sums of money. Litigation costs, damages or settlement payments could divert our financial resources from building and operating our business. Furthermore, we expect these lawsuits to continue to consume substantial amounts of our financial and managerial resources. As a result, our business financial condition, results of operations and business prospects could be materially and adversely affected. For more information about the litigation we are currently involved in, please see "Item 8 - Financial Information - Consolidated Statements and Other Financial Information - Legal Proceedings."

Public announcements of litigation events may hurt our stock price

         During the course of the lawsuits we are involved in, there may be public announcements of the results of hearings, motions, and other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could have a substantial effect on the trading price of our securities, including our ADSs.

Our inability to hire new qualified information technology professionals or retain our information technology professionals would hinder our ability to grow and serve our clients.

         There is intense global competition, particularly in the United States and India, for information technology professionals with the skills necessary to perform the services we offer. The intense level of competition among information technology companies means that skilled personnel are frequently being recruited by other companies offering attractive compensation packages. In addition, approximately 15% of our client contracts permit our clients to hire our information technology professionals as full time employees who may compete with us without penalty. We believe that we will need to significantly expand our information technology professional workforce, including our number of project managers, for our e-business and other services. We may not be able to hire and retain an adequate number of qualified personnel, or be able to do so in a cost-effective manner. Any inability to hire, manage and retain additional qualified personnel, or any increase in our attrition rates, will impair our ability to bid for or obtain new projects, implement our new business strategy and expand our business which would adversely affect our business, results of operations and financial condition.

         Further, we may not be able to redeploy and retrain our professionals to keep pace with continuing changes in information technology, evolving standards and changing client preferences. Our failure to attract and retain skilled personnel to the extent required would have a material adverse effect on our business, results of operation and financial condition.

Labor costs could adversely affect our competitive position and reported results.

         Our labor costs in India have historically been significantly lower than labor costs in the United States for comparably skilled information technology professionals. However, our labor costs in India for information technology professionals increased by approximately 23% and 25% during the periods from 2000 to 2001 and from 1999 to 2000, respectively, while during the same periods our labor costs in the United States increased only 10% in total for comparably skilled professionals. During fiscal 2002, our labor costs in the U.S. and India did not materially increase, primarily as a result of the global economic downturn and in the information technology sector in particular. If the global economy, and in particular the information technology sector, recovers and strengthens, we expect to experience intense global competition for information technology professionals in the U.S. and India, which could significantly increase our labor costs. These labor cost increases could have an adverse effect on our profit margins and may erode our competitive advantage.

Our quarterly operating results are subject to fluctuations and if we fail to meet the expectations of securities analysts or investors in any quarter, our Equity Share and ADS price could decline significantly.

         Our quarterly operating results have historically fluctuated and may fluctuate significantly in the future. Accordingly, our operating results in a particular period are difficult to predict and may not meet the expectations of securities analysts or investors. If this were to occur, the share price of our equity shares and ADSs are likely to decline significantly. Factors that may cause our operating results to fluctuate include many of the risk factors discussed elsewhere in this annual report, and also include (but are not limited to):

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

         . the proportion of services performed at client sites rather than at our off-shore facilities, because our profit margins for services performed at our off-shore facilities are higher;

         .    unanticipated increases in wage rates;

         .    our success in expanding our sales and marketing programs;

         . currency exchange rate fluctuations and other general economic factors;

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

         The market for our information technology services, BPO and ITES services is rapidly evolving and highly competitive. We expect that competition will continue to intensify. We face competition in India and elsewhere from a number of companies, including:

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

         . General management consulting firms, such as McKinsey & Co., Bain & Company and Boston Consulting Group;

         . Outsourcing firms, such as Computer Sciences Corp., Electronic Data Systems Corp., International Business Machines Corp. and Perot Systems Corp.; and

         .    In-house information technology, BPO and ITZS departments.

         Many of our competitors have longer operating histories and client relationships, greater financial, technical, marketing and public relations resources, larger client bases and greater name recognition than we have. Some of these competitors currently provide a broader range of services than we provide.

         Moreover, major U.S. and international companies are increasingly moving a portion of their operations to India and other overseas locations. Part of our competitive advantage has historically been a labor cost advantage relative to service providers in the United States, Japan and Western Europe. Labor costs in India are presently increasing at a significantly faster rate than those in the United States, Japan, Western Europe, China and the Philippines. These factors will reduce the advantages that we have in terms of a cost effective, highly skilled pool of information technology professionals in India and will mean we may become less competitive over time. As a result, we may not be able to compete successfully against our present or future competitors. For additional information, please see Item 4B "Business Overview--Competition."

Our e-business and customer relationship management, BPO and ITES services require skills and strategies different from our traditional lines of business, and if our e-business, customer relationship management, BPO and ITES services are not successful, we would lose opportunities to grow our business.

         Many e-business projects, particularly Internet projects as opposed to intranet projects, require skills ranging from understanding and building software architecture to making a client's website user-friendly and attractive. Other skills are required to establish and maintain successful BPO and ITES services. Many of these skills are different from the skills we have developed to date. Also, our e-business, BPO and ITES projects require us to interact with a broader set of decision makers, including marketing and consulting departments within our clients. Historically, we have mostly dealt with information technology departments. Our lack of relationships with these new decision makers may adversely affect our ability to develop e-business projects. If we are unable to develop or acquire these skills on a timely basis, our e-business services may not be successful and our business, results of operations and financial condition would be adversely affected.

Our clients may terminate projects before completion or choose not to renew contracts, which could adversely affect our results of operations.

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

We have been materially adversely affected by the economic downturn in the United States.

         We believe that the economic slowdown in the U.S. has been one of the factors which have negatively affected, and will continue to negatively affect for the foreseeable future, our revenue growth and operating results. The economic slowdown in the U.S. has adversely impacted the growth of spending on information technology by companies that operate in many industry segments, including the insurance, banking and financial services and telecommunications segments, which constitute a significant portion of our customer base. Consequently, these companies have cut their information technology spending and have postponed decisions regarding new information technology expenditures. The decrease in our revenues or margins or increase in the number of days it takes us to collect our accounts receivable due to the economic slowdown adversely affects our results of operations and financial condition.

       Risks Related to Investment in Us Because We Are an Indian Company

Political instability related to the current multi-party coalition government in India could halt or delay the liberalization of the Indian economy and adversely affect business and economic conditions in India generally and our business in particular.

         We are a public limited company incorporated under the laws of India. Many of our directors and executive officers and a majority of our employees, assets and facilities are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by political, social and economic developments in India, including changes in exchange rates and controls, interest rates and Indian government policies, including taxation and foreign investment policies.

         Since 1991, the Indian government has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators remains significant, and is substantially larger than the role played by U.S. and Western European governments in their own economies. The government of India has changed six times since 1996. India's current multi-party coalition government, formed in October 1999, has announced some policies and taken some initiatives that support the continued economic liberalization policies that were pursued by previous governments. We cannot assure you that these liberalization policies will continue or that the rate of economic liberalization in India will not decline. We also cannot assure you that Indian laws, government policies, foreign investment restrictions, currency exchange rates and other matters generally affecting investments in our securities will not change. Any significant change in India's economic liberalization and deregulation policies could materially adversely affect business and economic conditions in India generally, and our business, results of operations and financial condition in particular.

         In addition, financial turmoil in U.S. in 2001 and 2002 significantly affected the world's securities markets, including in the United States and India. Financial downturns in these countries could cause decreases in securities prices on the United States and abroad, including the market prices of our equity shares and the ADSs.

Regional conflicts and terrorism in South Asia could adversely affect the Indian economy and cause our business to suffer.

         South Asia continually experiences instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan both of which possess nuclear weapons. In April 1999 and subsequent thereto, India and Pakistan both conducted long-range missile tests. Since May 1999, military confrontations between India and Pakistan have occurred frequently in the disputed Himalayan region of Kashmir, and in early 2002, tensions were extremely high. In October 1999, the leadership of Pakistan changed as a result of a military coup led by the military, which increased tensions between India and Pakistan. In late 2002, there was a failed attempt to bomb the Indian Parliament which India attributed to Pakistan. Each country has recalled its Ambassador to the other and routinely expels the other's diplomats. India's relations with neighboring China also are tense. Events of this nature in the future could have a negative impact on the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our securities, and on the market for our services.

Because we operate a substantial part of our business in India, exchange rate fluctuations may affect the market value of our securities independent of our operating results.

         The exchange rate between the rupee and the U.S. dollar and the Euro has changed substantially in recent years and may fluctuate substantially in the future. During the period commencing January 1, 1999 and ending on June 28, 2002, the value of the rupee appreciated against the Euro by an aggregate of approximately 0.10%. During the three-year period from September 30, 1999 through June 30, 2002, the value of the rupee declined against the U.S.

dollar by an aggregate of approximately 12.71%. Devaluation of the rupee will result in an increase in the Company's cost to purchase certain capital equipment denominated in U.S. dollars. In addition, the market price of our securities could be materially adversely affected by the devaluation of the rupee if investors analyze our results based on the U.S. dollar equivalent of our financial condition and operational results.

         For the fiscal year ended March 31, 2002, our U.S. dollar-denominated revenues represented approximately 86% of our total revenues. We expect that a majority of our revenues will continue to be generated in U.S. dollars and Euro dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs and capital and operating expenditures, will continue to be denominated in rupees. Consequently, our operating results will be adversely affected to the extent that the rupee appreciates against the U.S. and Euro dollars, which is possible in light of India's current foreign exchange balances of over $70 billion.

         Fluctuations in the exchange rate between the rupee and the U.S. dollar/Euro will affect the U.S. dollar/Euro conversion by the depositary of any cash dividends paid in rupees on the shares represented by our ADSs. In addition, fluctuations in the exchange rate between the rupee and the U.S. dollar/Euro will affect the U.S. dollar/Euro equivalent of the rupee price of our securities on the Indian stock exchanges and, as a result, are likely to affect the prices of our ADSs. Such fluctuations will also affect the U.S. dollar/Euro value of the proceeds a holder would receive upon the sale in India of any shares withdrawn from the depositary under the deposit agreement. There can be no assurance that holders of GDSs or ADSs will be able to convert rupee proceeds into U.S. dollars, Euros or any other currency or with respect to the rate at which any such conversion could occur.

The Government of India has introduced measures to curtail or eliminate tax benefits that we have historically benefited from.

         We have historically benefited from certain significant tax incentives under Indian tax laws. As a result of these incentives, or operations have been subject to relatively insignificant Indian tax liabilities. These tax incentives included:

         . a 10-year tax holiday from payment of Indian corporate income taxes for operation of our software development centres which are "Export Oriented Undertakings" or located in "Software Technology Parks" or "Export Processing Zones" under sections 10A and 10B of the Indian Income Tax Act; and

         . an income tax deduction of 100% for profits derived from exporting information technology services under section 80HHE of the Indian Income Tax Act. We have used either of these two tax incentives mentioned above. Further, we are currently eligible for exemptions from other taxes, including customs duties.

         As a result of these tax incentives, historically our operations in India have been subject to a relatively insignificant tax liability. We pay corporate income tax in foreign countries on income derived from operations in those countries.

         The Finance Act, 2000 phases out these tax benefits over the financial years 2000-2001 to the financial year 2008-2009. Accordingly, facilities set up on or before March 31, 2001 have a 9-year tax benefit, new facilities set up on or before March 31, 2002 have a 8-year tax benefit and so forth, the tax benefits would not be available to new facilities set up after March 31, 2009. Our tax benefits extend until 2002, 2003, 2008 and 2009, respectively, for our Mumbai (Bombay), Chennai (Madras) facility and for our new Thane and new Chennai facilities. In addition, the new sections 10A and 10B introduced by the Finance Act, 2000 and 2001, which replace the earlier sections 10A and 10B, restrict the scope of the tax exemption by allowing a deduction of export income earned by the software development centres which are "Export Oriented Undertakings" or located in "Software Technology Parks" or "Export Processing Zones" from its total income, as compared to the earlier total exemption which was available to the business profits earned by them.

         Under the combined effect of the Finance Act, 2000 and 2001, Indian software companies will lose their tax benefit with respect to a particular software development centre if there is a change of more than 49% in their ownership between the last date of the financial year in which that centre was set up and the last date of any subsequent financial year. As a result, companies are more likely to lose their tax benefits if large shareholders sell their shares or if new shares are issued in order to raise capital, for acquisitions or otherwise. In addition, companies are more likely to lose their tax benefits with respect to their older facilities, because more time will have elapsed in which to accumulate the 49% ownership change.

         Further the Finance Act, 2002 has introduced taxation on 10% of software export profits generated from Software Technology Park, Export Promotion Zone and Export Oriented Undertakings. This will take effect for the fiscal year beginning April 1, 2002. Our operations from our India-based software development, BPO and ITES centres will be affected by the provisions introduced in the Finance Act, 2002.

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

         Under Indian law we cannot make certain acquisitions of, or investments in, a non-Indian company without governmental approval. We cannot assure you that the government of India will grant the required approvals or, even if it does, that such approvals will not have conditions attached to them that may render such acquisitions or investments unfeasible.

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

         The statutory corporate income tax rate in India for the year ended March 31, 2002, is 35%, plus a 2% surcharge, resulting in an effective statutory tax rate of 35.7%. Going forward, the statutory corporate income tax rate will be 35%, plus a 5% surcharge, resulting in an effective statutory rate of 36.75%. Because our Indian tax incentives do not apply to dividends we receive from subsidiaries, such dividends will be subject to this effective statutory tax rate, depending on the availability of foreign tax credits. Currently, our U.S. subsidiaries are required by the government of India to remit dividends to us which will be subject to corporate income tax plus the surcharge in India and U.S. withholding taxes, subject to the benefits available under the U.S.-India tax treaty and available foreign tax credits. We cannot assure you that the Indian government will repeal or reduce the corporate tax rate and the surcharge, or that the Indian government will not increase the tax rate and surcharge, in the future. Any increase in the Indian corporate tax rate and surcharge may increase our tax liabilities to the extent we receive significant dividends from our U.S. subsidiaries.

         In addition, dividends declared, distributed or paid by us are subject to a tax of 10.2%, including the 2% surcharge for the year ended March 31, 2002. For the year ended March 31, 2002 and going forward, the Government of India has cancelled all taxes on dividends declared. We cannot assure you that dividend distribution taxes and surcharge thereon imposed by the government of India will not be increased in the future. This tax is neither paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation. We did not declared and paid any cash dividends on our equity share in fiscal 2002. We declared 1.75 rupees (approximately $0.04) per equity share in fiscal 2000 and 1.75 Indian rupees (approximately $0.04) per equity share in fiscal 1999. For the financial year ended March 31, 2001, we declared a cash dividend of 1.25 rupees (approximately $0.03) per equity share. For the financial year ended March 31, 2002, we declared no dividends or distributions. We cannot assure you that any future dividends will be declared or paid, or as to the amount of those dividends. To the extent we do pay dividends these dividends will be taxed as described above, in addition to any other tax payable on dividends by holders of our ADSs.

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

         Our non-U.S. worker personnel, who are employed on temporary and extended assignments at our offices or clients' facilities in the United States, are required to obtain employment authorization from the U.S. Immigration and Naturalization Service. As of March 31, 2002, approximately 35% of our personnel in the United States were either employed pursuant to specialty occupation ("H-1B") status (525 persons) or intracompany transferee ("L-1") status (91 persons). Both H-1B and L-1 visas have maximum durations. H-1B visas may be obtained for a maximum period of 6 years. L-1 visas may be obtained for up to 5 years for individuals with specialized knowledge and up to 7 years for executives and managers. As a result of these time limits, we may have a disruption with the provision of services. There may be additional delays in staffing a project due to processing times in the adjudication of the H-1/L-1 petitions.

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

         A significant percentage of our workforce is comprised of non-U.S. employees. Under the American Competitiveness and Workforce Improvement Act, or the ACWIA, companies that are dependent on H-1B employees will have to make attestations to the Department of Labor that they are not displacing qualified U.S. workers in favor of non-U.S. workers. As of January 19, 2001, the company must comply with Department of Labor regulations published on December 20, 2000 that implement the American Competitiveness and Workforce Improvement Act of 1998 (ACWIA). In particular, the ACWIA requires employers to determine if they are H-1B dependent, and if so then to comply with certain additional attestations regarding anti-displacement and recruitment of U.S. worker obligations.

Indian courts might not enforce judgments rendered outside of India and you may not be able to bring an original action in India or enforce a U.S. judgment in India, which may adversely affect your ability to sue us.

         We are a limited liability company incorporated under the laws of India. The majority of our directors, executive officers and employees are residents of India, where their assets and a majority of our assets also are located. It may be difficult for you to effect service of process on these directors, executive officers and our Indian experts. In addition, it will be extremely difficult for you to enforce judgments obtained in the United States in India, including judgments based on the civil liability provisions of the federal securities laws of the United States, because there is no reciprocal treaty between the United States and India for enforcement of judgments rendered in the United States. As a result a judgment of a court in the United States may be enforced in India only by a suit upon the judgment, not by proceedings in execution. A suit upon the judgment must be brought in India within three years from the date of the judgment. In this type of suit, a defendant can raise defenses that the judgment:

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

         Fluctuations in the exchange rate between the U.S. dollar and the Indian rupee may affect the value of your investment in our ADSs. Specifically, as the relative value of the Indian rupee to the U.S. dollar declines, each of the following values will also decline:

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

         Although a majority of our revenues are denominated in U.S. and Euro dollars, a portion of our expenses, including labor costs as well as capital and operating expenditures, are incurred in Indian rupees. In the years ended March 31, 2002, 2001 and December 31, 2000, our U.S. dollar-denominated revenues represented 20%, 89% and 99%, respectively, of our total revenues; and rupee-denominated expenses represented 13%, 13% and 21%, respectively, of our total expenses. We expect that, for the foreseeable future, a majority of our revenues will continue to be generated in Euro and U.S. dollars and a portion of our expenses will continue to be denominated in rupees. As a result, our results of operations will be adversely affected to the extent that the rupee appreciates against the U.S. dollar.

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

         Our service delivery model requires us to maintain active voice, data and video communications among our clients' offices, our facilities and our other offices in India, Europe and the United States. Indian telecommunications infrastructure and power delivery is generally less reliable than telecommunications infrastructure and power delivery in the United States. Any significant loss of, or disruption in, local utility and telecommunications services would have a material adverse effect on our business, results of operations and financial condition.

There may be less company information available in Indian securities markets than securities markets in developed countries.

         There is a difference between the level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants and that of markets in Luxembourg, the United States and other developed economies. The Securities and Exchange Board of India (SEBI), which is responsible for approving disclosure and other regulatory standards for the Indian securities markets, has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in developed economies.

Conditions in the Indian securities markets may affect the price or liquidity of our securities, including the ADSs.

         Our equity shares are listed in India on The Stock Exchange, Mumbai, the Madras Stock Exchange Ltd., Chennai and The Stock Exchange, Ahmedabad. Our equity shares are also traded on The National Stock Exchange and most major exchanges in India. Over 90% of recent trading in our securities has been carried out on The Stock Exchange, Mumbai and The National Stock Exchange.

         The regulation and monitoring of Indian securities markets and the activities of investors, brokers and other participants differs, in some cases significantly, from those in the United States and Western European countries. In addition, Indian stock exchanges have in the past experienced problems, including temporary exchange closures, broker defaults, settlement delays and strikes by brokerage firm employees, which, if these or similar problems were to continue or recur, could affect the market price and liquidity of the securities of Indian companies, including our equity shares and ADSs, in both domestic and international markets. There have been several occasions when trading was disrupted for up to five hours on The Stock Exchange, Mumbai due to power outages.

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

                            Risks Related to the ADSs

We were not in compliance with certain of the continued listing standards of the New York Stock Exchange, and if we fail to correct such non-compliance, our ADSs could be de-listed from the New York Stock Exchange.

         Due to, among other factors, the downturn in the market for information technology services, the trading price for our ADSs on the New York Stock Exchange (NYSE) had fallen below the $1.00 minimum requirement, and as a result, we are not currently in compliance with the minimum share price continued listing requirements of the NYSE. The NYSE's rules allow for a cure period of six months, subject to certain conditions. We believe that with our new business focus and plan, our share price will come into compliance with the NYSE's requirements. However, if we fail to come into compliance with this continued listing standard, or becomes non-compliant with other listing standards, our ADSs could be de-listed from the NYSE.

         On January 21, 2003, a board of directors approved an amendment to the exchange ratio of our American Depository Receipts. As a result, the exchange rating of our ADSs will be changed from two underlying equity shares per ADS to 10 underlying equity shares per ADS. The change in the exchange ratio will become effective following the completion of an amendment to our deposit agreement with J.P. Morgan Chase, which is currently being processed, the subsequent filing with the Securities and Exchange Commission of a Registration Statement on Form F-6, and the submission of our application to the New York Stock Exchange.

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

         The trading price of our ADSs and equity shares has been volatile. Indian securities markets are substantially smaller than the securities markets in the United States and Western Europe and have been extremely volatile from time to time. The market for technology and Internet-related companies also has been extremely volatile and fluctuations often have been unrelated to the operating performance of particular companies. These fluctuations may adversely affect the trading price of our shares, regardless of our actual operating performance.

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

           Risks Related to Our Corporate Charter and Share Ownership

Compliance with Indian law could delay or prevent an acquisition or merger of our company, even if such a transaction would be beneficial to our shareholders.

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

         Our charter documents provide for a staggered board of directors, which means a potential acquirer would have to wait more than two years before being able to elect enough directors to take over control of our Board of Directors. We currently have seven directors, and our charter documents allow our board to appoint additional directors, up to a maximum of twelve total directors, without shareholder approval.

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

         The former directors and executive officers of SeraNova, Inc., Messrs. Rajkumar Koneru, Nagarjun Valluripalli, Ravi Singh and Rajan Nair, agreed that without our written consent, they will not sell on the New York Stock Exchange the ADSs they receive in the merger between SeraNova, Inc. and Silverline Acquisitions Corp. for a period of one year from the effective date of the merger ending March 5, 2002. Nevertheless, most of our ADSs issued in the merger, most of the our equity shares, and all the ADSs issued prior to the merger are currently, freely tradable. Sales of substantial amounts of our equity shares and ADSs, or the availability of such shares for sale, could materially adversely affect the market price of our ADSs. Further, 1,329,454 ADSs held by Messrs. Rajkumar Koneru and Nagarjun Valluripalli are pledged with Bank of America against their margin accounts. Recently, Bank of America sold these ADSs or the underlying shares to recover the amount due to them.

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

         Our articles of association provide that any directors nominated to our Board of Directors by lenders will not be subject to re-election. Indian law limits the number of directors not subject to re-election to be one-third of the total number of directors on our Board of Directors not subject to re-election include directors nominated by lenders, as well as wholetime directors and managing directors. Wholetime directors work full time for us and are appointed for a fixed term that may be determined by our Board of Directors. Our existing Board of Directors includes one wholetime director who has been appointed for a fixed term of five years expiring in November 2003, and one managing director. Accordingly, the most directors our lenders could currently nominate to our Board of Directors is one-third of the total size of our Board of Directors. Our articles of association provide that our maximum Board size is 12 directors, however, this number does not include the nominee directors, ex-officio directors, special directors, directors nominated by debenture holders and mortgage holders.

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

ITEM 4. INFORMATION ON THE COMPANY

A.   History and Development of the Company

     We were incorporated under the laws of the Republic of India on April 13, 1992 for an indefinite term. We are a public limited liability company and operate under the Indian Companies Act, 1956, as amended. Our principal place of business are located at Kolshet Road, Dhokali, Thane (West), India 400607 and our telephone number is 91-22-22049161. Our registered office is at 1405 Maker Chamber V, Nariman Point, Mumbai 40002, India. Our address on the internet is www.silverline.com. The information on our website is not incorporated by reference into, and does not constitute a part of, this annual report.

     We are an India-based provider of information technology services. We provide consulting services for customized projects, architect and implement open client server systems, perform offshore development, maintenance and support, and re-engineer and maintain legacy systems. We provide e-business solutions, customer relationship management, legacy transformation, and application development, maintenance and outsourcing. In July 2002, we implemented new business strategies which focus on providing Business Process Outsourcing (BPO) and IT Enabled Services (ITES). We will continue to provide applications development and software consulting services. The Company is in negotiations with major BPO and ITES vendors in the United States and Europe and expects to begin outsourcing of new projects in these areas from its Software Technology Park Centers in Chennai and Thane, India in 2003, although there can be no assurances. From April 2000 until March 2001 we consummated the six transactions described below.

    o. In April 2000, our wholly owned Canadian subsidiary, Silverline Technologies Canada, Inc., acquired CIT Canada, a software development firm in Toronto, Canada, for approximately $4.2 million in cash.

    o. In September 2000, Silverline Technologies, Inc. acquired Megasys Software Services, Inc., an information technology services provider based in Columbus, Ohio, for $6.22 million in cash.

    o. In September 2000, Silverline Technologies, Inc. invested $6.5 million for a 36% equity interest in Expo 24-7.com, a U.K.-based eCommerce company, and $5.0 million for a 15% equity interest in Unified Herbal, a U.K.-based company.

    o. In October 2000, we acquired our second largest customer, Sky Capital International Ltd., a Hong Kong based information technology consulting company, for $22.0 million in cash.

    o. In August 2000, we finalized an investment and a strategic alliance agreement with TIS Worldwide, Inc., an e-business solutions integrator now known as Starpoint Solutions, Inc. ("Starpoint"), that specializes in delivery of Internet-based applications to help corporations increase and improve customer services. We invested $10 million for approximately 5% equity interest in Starpoint. We were to be Starpoint's, exclusive Indian supplier for all software development services for a period of three years. In January 2002, Starpoint filed a lawsuit against our company alleging breach of contract. In November 2002, Silverline and Starpoint entered into a settlement agreement to settle the claims brought by Starpoint and the counterclaims brought by our company against Starpoint. For more information concerning the lawsuit and settlement, see "Item 8--Financial Information--Consolidated Statements and Other Information--Legal Proceedings."

    o. In March 2001, we completed a merger between SeraNova, Inc., a New Jersey corporation that provides Internet professional services to businesses, and our wholly owned subsidiary, Silverline Acquisition Corp., in consideration of the issue of 6,227,442 ADSs by us to the shareholders of SeraNova, Inc. The all-stock transaction was valued, at the time of its closing on March 6, 2001 at $39.24 million. Following the merger, SeraNova, Inc. became our wholly owned subsidiary and former SeraNova, Inc. shareholders, owned approximately 14.54% of our then outstanding equity shares.

    o. On March 6, 2002 we acquired eComServer Inc. USA, a software design and service company specializing in custom design interactive voice response solutions, in an all stock transaction valued at US$18.36 million.


B.   Recent Developments

Public Offering of Global Depositary Shares

     On November 22, 2002, we did an offering on the Luxembourg Stock Exchange of Global Depository Shares (GDSs) represented by Global Depository Receipts. Each GDS represents four of our Equity Shares. Net of discounts, commissions and offering expenses, including legal fees, we will realize proceeds of approximately $13 million. We intend to use the net proceeds from the offering to reduce debt and for working capital purposes. Our GDSs trade on the Luxembourg Stock Exchange under the ticker symbol "SLVT.LX". Following the completion of the offering, we had a total of 167,854,884 Equity Shares outstanding. For information about certain of the uses of proceeds of the offering, see "Item 8 - Financial Information - Consolidated Statements and Other Financial Information - Legal Proceedings - HSBC Bank USA v. Silverline Technologies Inc., Silverline Technologies Limited, Silverline Technologies (Canada) Inc., Silverline Technologies UK Limited, SeraNova Inc., and Ravi Subramanian."

Transition of Certain Employees and Other Events

         We recently completed the following three transactions pursuant to which we transitioned certain employees in order to raise cash to, among other things, repay certain borrowings from HSBC Bank, our secured lender, and to pay certain amounts owed to our vendors and creditors.

Transactions With Cognizant Technology Solutions U.S. Corporation

         Effective October 23, 2002, the Company and its subsidiaries transitioned certain of their employees to Cognizant Technology Solutions U.S. Corporation. Under the transaction, the Company terminated and Cognizant hired employees and subcontractors based in the United States, India, and the United Kingdom who were engaged in providing information technology services to American Express (the "Amex Business"). The fee paid by Cognizant for the transition was $9,786,023, of which approximately $4,603,000 was paid to HSBC Bank to repay certain borrowings made by the Company, $388,134 was paid to the Company's subcontractors, $331,732 was paid to certain vendors, and $497,000 was paid to a judgment creditor. The remaining portions of the fee were used to pay certain employee liabilities of the Company, including salaries and related expenses.

         In addition, Cognizant entered into a three-month renewable services agreement pursuant to which the Company will provide to Cognizant certain hardware, software and associated information infrastructure utilized by the Company in the Amex Business. In exchange, Cognizant will reimburse the Company for certain of its operating costs for providing such services.

Transactions With Logic Soft, Inc.

         On November 20, 2002, the Company transitioned, effective October 15, 2002, certain of its information technology professionals to Logic Soft, Inc. In exchange, Logic Soft paid, for the benefit of the Company, a fee of approximately $195,952 to certain vendors and creditors of the Company.

Transactions With i-Flex Solutions Inc.

         On December 10, 2002, the Company and its subsidiaries transitioned, effective December 4, 2002, their employees engaged in providing certain information technology services to Citicorp and Greenpoint Mortgage to i-Flex Solutions, Inc. In exchange, i-Flex paid, for the benefit of the Company, a fee of approximately $425,621, and assumed certain obligations of the Company totaling approximately $415,688, consisting primarily of certain employee liabilities, including salaries and related expenses. Of the total fee paid, $250,000 was paid to HSBC Bank to repay certain borrowings made by the Company and its subsidiaries.

     In addition, the Company entered into three one-month renewable services agreements with i-flex, pursuant to which the Company will provide to i-flex certain software, interfaces and other infrastructure necessary to operate and service the Citicorp and Greenpoint Mortgage accounts. In exchange for such services, i-flex will reimburse the Company for certain of its operating costs for providing such services.

Decrease in Value of Investment

     Due to the decline in the technology sector, the value of our investment in TIS Worldwide, Inc., an e-business solutions integrator now known as Starpoint Solutions, Inc. ("Starpoint"), has significantly diminished since the time we entered into an investment and strategic alliance agreement with Starpoint in August 2000. For more information concerning the lawsuit and settlement, see "Item 8 - Financial Information - Consolidated Statements and Other Information
- Legal Proceedings - Starpoint Solutions Inc. v. Silverline Technologies Limited."

C.   Business Overview

Overview

     We are an Indian provider of information technology services. We offer our clients a broad range of these services, including application development, migration and maintenance, e-business solutions and software consulting services. In July 2002, we implemented new business strategies which focuses on Business Process Outsourcing (BPO) and IT Enabled Services (ITES). We will continue to provide applications development and software consulting services. The Company also announced that it is in negotiations with major BPO and ITES vendors in the United States and Europe and expects to begin outsourcing of new projects in these areas from its Software Technology Park Centers in Chennai and Thane, India. As a result, the Company's onsite-based activities in Piscataway, New Jersey, will be scaled down.

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

Industry Background

The Information Technology Professional Services Industry

         Worldwide demand for information technology services is growing and certain segments within the information technology services market are experiencing particularly strong growth. Due to the market downturn in late 2001 and 2002, companies are increasingly outsourcing their services to locations where costs are significantly less. In addition, Information Data Corporation predicts that the total worldwide information technology services market related to CRM solutions will increase from $33.2 billion in 1998 to approximately $125 billion by 2004.

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

         . Competitive necessity. Deregulation, globalization and technological innovation are accelerating the pace of business competition. Companies face constant pressures to improve the quality of their products and services, reduce the cost and time to market them, improve operating efficiencies and strengthen customer relationships. In order to achieve these objectives, companies are re-engineering their business processes and improving their information systems to enable and support their re-engineered processes. Using information technology as a strategic tool for addressing critical business issues enables enterprises to reduce cycle times and production costs, improve the rate of introduction of new products and services and price products and services more competitively.

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

         . Growth in packaged software applications. Businesses are increasingly turning to e-commerce, CRM and enterprise resource planning packaged software applications such as those made by BroadVision, Inc.,

         . Commerce One, Inc., Oracle Corporation, SAP AG and Siebel Systems Inc. Businesses use these integrated applications packages to replace, on an enterprise-wide basis, existing or legacy applications that have limited functionality and integration capability. Customizing and implementing these packages is often a major undertaking that requires highly specialized skill sets and functional experience, all of which is in short supply.

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

         However, in recent months we have witnessed an unprecedented turbulence in the technology sector in the U.S., which in turn has contributed to a slowdown in the overall economy. Technology sector valuations have dropped; revenue shortfalls, profit warnings and layoffs have become commonplace; most dot-coms are on the way to accelerated oblivion; and the urgency for large corporations to adopt new initiatives has declined.

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

         Clearly, these are challenging times for an information technology services company. As self-preservation and prudence descend on U.S. industry, the near-term demand outlook for information technology services is not as promising as in the boom years. The immediate future is therefore uncertain.

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

         Further, we strongly believe that, at the end of the ongoing turbulence, India will emerge stronger than ever as a preferred destination for information technology outsourcing. With many U.S.-based Information Technology services players facing extinction, with value-for-money emerging as a key CIO imperative, and with the increasing recognition of the quality of its talent, India is all set to consolidate its position as a major force on the global Information Technology services map.

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

         . Significantly lower wages for information technology professionals. India's sizable pool of information technology talent is available to companies worldwide at relatively low labor costs. Historically, the labor costs have been substantially lower in India compared to the U.S. Although wages in India are rising significantly faster than in the United States, the wage rate differential is anticipated to remain a substantial competitive advantage for Indian companies in the foreseeable future.

         . Near 24-hour service using time zone differences. Indian information technology companies use the 9 1/2 to 10 1/2 hour time difference between India and the eastern United States to create, when combined with U.S. operations, a near 24-hour software development office.

e-commerce Potential

         Based on Peterborough, New Hampshire-based ActivMedia Research's sixth annual "Real Numbers behind Net Profits" study, it is estimated that the global e-commerce revenues reached $95 billion in 1999, and will exceed $1.3 trillion by 2003. The report states "Expanding cross-language capabilities create increasingly permeable global boundaries. Speedy digital information flow facilitates free trade and business worldwide. Political improvements coupled with faster, more efficient cross-cultural communications are fueling global e-commerce."

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

         Highly skilled, relatively low cost information technology professionals in India:. As of March 31, 2002, 54% of our approximately 1,729 information technology professionals were employed at on of our five software development centres in India. We have approximately 41 project managers and senior technical personnel on our staff who provide in-depth project management experience to our clients. Our information technology professionals have experience over a broad range of competencies, averaging more than 5 years of industry and technical experience per person. Our five software development centres are staffed with relatively low cost professionals. , For large projects with short time frames, our multiple off-shore facilities allow for simultaneous processing of various development phases to accelerate delivery time. In addition, we are able to use the excess capacity of our clients' existing computing facilities during off-peak centers. This allows us to undertake additional projects without substantial client investment in new hardware and software.

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

Our Business Strategy

         Our business strategy emphasizes the following elements:

         Expansion of services offered. In July 2002, we implemented new business strategies which focus on providing Business Process Outsourcing (BPO) and IT Enabled Services (ITES). We will continue to provide applications development and software consulting services. The Company is in negotiations with major BPO and ITES customers in the U.S. and Europe and expects to begin outsourcing of new projects in these areas from its Software Technology Park Centers in Chennai and Thane, India.

         Expansion of off shore services. We are continually seeking to provide a greater proportion of our services at our off-shore facilities rather than at our client sites or at our New Jersey facility. The services we perform at a client's site typically generate higher revenue per information technology professional because we charge higher rates for work performed on-site and on-shore. However, on-site or on-shore services result in lower profit margins than equivalent services performed off -shore at our facilities in India primarily because the compensation expenses associated with providing our services at these locations are disproportionately higher. By moving services off-shore, we are able to significantly reduce our costs, allowing us to charge our client lower rates and to earn higher profit margins. We have been successful in performing a significant proportion of our e-business services at our off-shore software development centres.

         Capitalize on our investments in infrastructure. Since 1993, we have made significant investments in our infrastructure which has allowed us to perform engagements off-site with full integration of our systems and our client's systems whilst at the same time leaving sensitive databases, programs, development and support activities at the clients' site. We currently maintain sales offices in the United States, India, United Kingdom and Hong Kong. In addition, we have substantial unused space at our new software development centres in Thane and Chennai, which, will give us the capacity to house approximately 2,000 additional information technology professionals. As capacity, client and geographical demands require, we intend to continue to expand our current facilities and may construct new facilities.

Our Service Offerings

         End to End Solutions. We advise clients on their IT strategy, solutions and management

         Strategy

         .    Business Knowledge

         .    Technical Knowledge

         .    ROI Analysis

         .    Program Management

         Solutions

         .    Custom Development / Migration / Transformation

         .    Package Implementation

         .    System Integration

         Management

         .    Application Management

         .    Content Management

         .    Managed Hosting

         .    Round the clock/365 days a year support

         Applications Development. We design, develop and implement our clients' applications in a wide variety of programming languages, architectures and platforms. A typical application development project includes:

         .    assessment, strategy and definition;

         .    application design and customization;

         .    database design;

         .    user interface design;

         .    implementation; and

         .    testing.

         Applications Migration and Maintenance. Our application migration services are designed to assist clients in converting to new technologies while extending the life cycle of their existing, functional systems. Migration projects include re-engineering software in order to transfer applications from mainframe to client/server architectures. This enables clients to link large computers or servers, with smaller computers and other system component, or clients and facilitate the transfer from existing operating systems. In addition it is possible to update from a non-relational or non-integrated to a relational or integrated database technology. Our application maintenance services include on-going management, systems maintenance, support, testing and enhancement of software applications. As with our other services, we have developed processes and methodologies that govern the planning, execution and testing of the software migration and maintenance.

         e-business: We provide the technical expertise for our clients to engage in e-commerce and otherwise use the Internet and corporate intranets by providing the following services:

         .    internet integration;

         .    internet, intranet and extranet strategy;

         .    intranet and extranet development; and

         .    website design

         Our e-business solutions have focused on integrating clients' legacy applications, which have limited functionality and integration capability, with the Internet and developing corporate intranet applications to transmit clients' data through the Internet or a corporate intranet in a more effective manner. We have also developed custom Internet software solutions and adapted Internet-based components to function with our clients' existing software applications

Mobile Computing

         Our Mobile Computing solutions have focused on integrating the back-end and legacy application through various mobile devices. Predominantly our mobile computing solutions have helped in enhancing counterpart Internet solutions and we have developed mobile computing solutions for clients in the retail and healthcare industry. Silverline has developed processes and methodologies that govern the planning, execution and testing of the software migration and maintenance in mobile computing. Our mobile computing solutions include study, design and architecting as well as full life-cycle development of application development projects.

         We offer services in the following horizontal technology platforms:

         .    Enterprise Application Integration

         .    Enterprise Information Management

         .    Supply Chain Management

         .    Channel Management

         .    Electronic Payment Technologies

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

Sales and Marketing

         Silverline's sales and marketing activities are concentrated on driving sales organically from existing customers and inorganically through new customer acquisition. New customer acquisitions are made typically through existing client references as well as direct sales interaction and offshore telesales force supported by sales and marketing.

         We have focused our sales and marketing efforts on expanding the scope and depth of our relationships with existing clients. Although initially we may provide only one service to a client, we seek to convince our clients to expand and diversify the type of services they outsource to us. As a part of our customer service philosophy, we assign a relationship manager who is responsible for the success of individual projects and for ensuring that our client needs are met. We also aim to strengthen our relationships with our clients by closely integrating our services with our clients' information and technology operations.

Software Development Centers

         Our software development centres are off-site facilities that design, engineer, construct, test and support our managed information technology solutions. Each software development center has project teams dedicated to clients and separate quality assurance groups to ensure the delivery of well documented high quality, and cost effective solutions in accordance with our software development methodologies and processes. Our software development centres have common infrastructure, organizational units and human resource practices that allow projects and personnel to be shifted among our software development centres to maximize utilization rates and meet client requirements. Our software development centres enable us to divide our information technology project deliverables between our off-shore / off-site software development facilities and our client's on-site location.

         We maintain three training facilities and software development centres in India. In a typical off-shore software development project, we assign a small team of information technology professionals, including a project manager, to visit a client's site and determine the scope and requirements of the project. Once the specifications of the engagement have been established, the team returns to India to supervise the development of the required software or system by a much larger group of professionals. Some of our professionals remain at the clients' site to tract changes in scope and address new requirements as the project progresses. The client's systems are then linked via dedicated telecommunications linked to our software development facilities enabling simultaneous processing of data. Once development is completed, a team returns to the client's site to install the software system and ensure its functionality. Our professionals often maintain a continued presence at the client site to perform comprehensive maintenance services through one of our off-shore / off-site software development facilities. In contrast to development projects, a typical maintenance assignment requires a larger team of professionals to visit client's site to gain a thorough understanding of all aspects of the clients' system. A majority of the maintenance team will return to one of our software development centres, where it assumes responsibility for day to day maintenance of the client's system, while coordinating with a few maintenance professionals who remain stationed at the client's site.

         In addition to our project management services, we conduct in-house assignments for certain of our clients. This involves providing a small team of our information technology professionals, who work at a client's site on a project which is usually managed by our client. Our information technology professionals provide the necessary expertise which our client may require. Our on-site information technology professionals have the full support of our processes and methodologies while working on such an assignment. We believe that these in-house assignments provide us with the opportunity to cross-sell our higher margin project management services.

Competition

         The market for information technology, BPO and ITES services is rapidly evolving and highly competitive. We expect that competition will continue to intensify. We face competition in India and elsewhere from numerous companies, including:

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

         . General management consulting firms, such as McKinsey & Co., Bain & Company and Boston Consulting Group;

         . Outsourcing firms, such as Computer Sciences Corp., Electronic Data Systems Corp., International Business Machines Corp., Perot Systems Corp.; and

         . Indian outsourcing companies such as Infosys, WIPRO, Tata Consultancy Services and Sutyam

         .    In-house information technology, outsourcing and ITES departments.

         We believe that the principal competitive factors in the market for Information Technology, Internet outsourcing and ITES services include technical expertise, breadth of service offerings, reputation, financial stability and price. To be competitive, we must respond promptly and effectively to the challenges of technological change, evolving standards and our competitors' innovations by continuing to enhance our service offerings and expand our sales channels. Any pricing pressure, reduced margins or loss of market share resulting from our failure to compete effectively could materially affect our business.

         Many of our competitors have longer operating histories and client relationships, greater financial, technical, marketing and public relations resources, larger client bases and greater name recognition than we have. Some of these competitors currently provide a broader range of services than we provide.

         We anticipate that future competition will increasingly include firms with operations in countries with lower labor costs than those prevailing in India. Major U.S. companies are increasingly moving a portion of their operations to India and other overseas locations. Part of our competitive advantage has historically been a cost advantage relative to service providers in the United States, Japan and Western Europe, China and the Philippines. Labor costs in India are presently increasing at a significantly faster rate than in these countries. These factors will reduce the advantages that we have in terms of a cost effective, highly skilled pool of information technology professionals in India and will mean we may become less competitive over time.

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

Intellectual Property

         We have applied for registration of "SILVERLINE" as a trademark in India and we have obtained such registration in United States. We do not have any patents or registered copyrights anywhere in the world. Ownership of the software and associated deliverables created by us for a client is generally retained by or assigned to the client. As a result, we generally do not retain any intellectual property interest in our work product. We currently require our information technology professionals to enter into non-disclosure and assignment of rights agreements to limit use of, access to and distribution of our confidential information.

D.       Organizational Structure

         We have interests in several subsidiaries. Below is a list of our subsidiaries, including name, country of incorporation or residence, and percentage ownership interest in each such subsidiary as of January 31, 2003:

                                                                              Country of         Ownership
Name                                     Business Description                 Incorporation      Percentage
----                                     --------------------                 -------------      ----------

Silverline Technologies, Inc. ........   Sales office                         Delaware               100%

Silverline Technologies U.K.
   Limited/(1)/ ......................   Sales office and software            The U.K.               100%
                                         development

Sky Capital International Ltd. .......   Provides computer-consulting         Hong Kong              100%
                                         services.

SeraNova Inc. ........................   Provides computer-consulting         New Jersey             100%
                                         services.

eComServer Inc. ......................   Provides custom design interactive   United States          100%
                                         voice response solutions.

----------
/(1)/ A subsidiary of Silverline Technologies, Inc.

         In addition, Silverline Technologies, Inc. holds a 36% equity interest in Expo24-7.com, a U.K. company, engaged in planning of Expositions, and a 15% equity interest in Unified Herbal, a U.K. company, engaged in alternative medicine. We hold approximately a 5% interest in Starpoint Solutions, Inc., f/k/a TIS Worldwide, Inc., a U.S. corporation, which is an e-business solutions integrator that specializes in delivery of Internet-based applications to help corporations increase and improve customer services.

E.       Property, Plants and Equipment

Facilities

         Our global headquarters are located in Mumbai (Bombay), India. Our registered office is located at 1405 Maker Chamber V, Nariman Point, Mumbai (Bombay) 400021. Our U.S. headquarters are located in Piscataway, New Jersey and are the primary location for our domestic off-site outsourcing marketing and sales. Our training facilities and off-shore software development centres are located in the Indian cities of Mumbai (Bombay), Thane and Chennai. The following table sets forth certain information as of January 31, 2003 relating to our principal facility.

         The following table sets forth certain information as of March 31, 2002 relating to our principal facilities developments:

Location                       Approximate             Status/Term              Type of facility
--------                       square feet             -----------              ----------------
                               -----------

Thane, India                   120,000, of which       Owned                    Software Development and
                               110,000                                          Training Center
                               is built-out and
                               operational

Mumbai (Bombay), India            58,000               Leased/                  Global Headquarters,
                                                       August 2002 to           Software Development and
                                                       August 2006              Training Center

Mumbai (Bombay), India             1,500               Owned                    Corporate Office

Mumbai, (Bombay), India           30,000               Owned                    Residential Complex

Chennai (Madras), India        160,000, of which       Owned                    Software Development and
                               110,000                                          Training Center
                               is built-out and
                               operational

Hyderabad, India                   8,613               Owned                    Software Development and
                                                                                Training Center

Hyderabad, India                  21,453               Leased February 2000     Software Development and
                                                       to February 2008         Training Center

Location                       Approximate             Status/Term              Type of facility
--------                       square feet             -----------              ----------------
                               -----------

Hyderabad, India                  45,549               Leased December 2000     Software Development and
                                                       to November 2009         Training Center

Piscataway, New Jersey            65,000               Leased through January   U.S. Headquarters, Sales
                                                       2013                     Office and Software
                                                                                Development and Training
                                                                                Center

Phoenix, Arizona                  20,000               Leased                   Office, no operations
                                  (approx)             October 1999 to
                                                       October 2003

Hatton, United Kingdom             3,500               Leased/April 2000 to     Delivery Center
                                                       April 2005

Hong Kong, China                   2,500               Leased through April     Sales Offices
                                                       2003

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       Operating Results

         You should read the following discussion and analysis in conjunction with our Consolidated Financial Statements and notes thereto included elsewhere in this annual report. The results shown in this annual report are not necessarily indicative of the results we will achieve in any future periods.

Overview

         We are an Indian provider of information technology services. Revenues are derived from fees for the position of software consulting services. We are engaged on both a project management basis, where we have complete responsibility for managing the project, and, to a lesser extent, on a more integrated basis where our employees work in-house for our clients' information technology departments. Project management work is performed either entirely at our clients' sites or in conjunction with our Indian and overseas facilities.

         In the year ending March 31, 2002 and March 31, 2001 and the full year of 2000 and 1999, revenues from our U.S. clients represented approximately 76%, 75%, 64% and 84% of our revenues, respectively, while services performed for our Indian clients represented 1%, 1%, 1% and 1% of our revenues, respectively, and the remainder of our revenues during these years were derived from our clients in other countries. The amount of work performed at our facilities and at clients' sites varies from project to project. We charge higher rates and incur higher compensation expenses for work performed at a client's site or in our U.S. facility. The services performed at a client's site or in our U.S. facility typically generate higher revenues per employee but at a lower gross margin than similar services performed at our Indian facilities.

         We generally provide our services on either a time and materials basis or a fixed-price basis. Although terminations have historically been rare, our service agreements typically can be terminated by a client without penalty with little or no advance notice and without cause. Also, while significantly all our work is performed for clients under master or other detailed contracts, approximately 30% of our time and materials work is performed on the basis of limited written or verbal work orders. Without detailed written work orders in place, our ability to enforce termination provisions as well as collect fees, protect our intellectual property and protect ourselves from liability to others may be impaired. Under time and materials contracts, we recognize revenues as we perform services. Under fixed-price contracts, we recognize revenues upon the achievement of specified milestones identified in the related services.

Cost of Revenues

         Cost of revenues represent our most significant expense and consist primarily of salaries, bonuses and employee benefits for our personnel dedicated to client assignments. Non-billable time incurred by our information technology professionals resulting from start-up time for new hires, time off between projects and training time incurred to upgrade skills of existing staff are charged to our cost of revenues.

         We typically bill our clients on a monthly basis to monitor client satisfaction and manage our outstanding accounts receivable balances. We continuously monitor our engagements in order to manage billing and utilization rates effectively. Actual billing rates are established on an engagement-by-engagement basis. During the period up to December, 2000, our average hourly billing rates have increased primarily due to a higher percentage of billable hours related to e-business and CRM solutions, which command higher billing rates. Subsequent to this, following the industry slow down that affected IT spending by our clients, we have experienced reduction of average billing rates by about 7.5% to 10% during the year ended March 31, 2002.

Selling, General and Administrative Expenses

         Selling, general and administrative expenses consist primarily of salaries, bonuses and employee benefits for our support staff and non-project personnel, as well as occupancy costs, staff recruiting costs, travel expenses, telecommunication expenses and promotional costs. Our sales and marketing costs are expected to increase as a percentage of our revenues as we maximize our selling efforts. In anticipation of business growth, we expect to incur significantly higher operating costs and capital expenditures. We may not continue to grow at a pace that will support these costs and expenditures. To the extent that our revenues do not increase at a rate commensurate with these additional costs and expenditures, our operational results and liquidity could be materially adversely affected.

         In connection with stock options granted in November 1999 to our employees, we recorded, deferred stock-based compensation of approximately $2.7 million. This amount represents the difference between the exercise price and the deemed fair market value of our equity shares for accounting purposes on the date we granted these stock options. This amount is included as a component of shareholders' equity and is being amortized on a straight-line basis by charges to operations over the vesting period of the options. For the first three months of 2001, the year 2000 and 1999, we recorded approximately $29,610, $1,635,086 and $532,000 of stock-based compensation amortization expense, respectively. The amortization of the remaining deferred stock-based compensation will result in additional charges over the periods ending December 31 2001, 2002, 2003, amounting to $118,440 (of which $29,610 is for the quarter ending March 31
2001), $63,846 and $12,794, respectively.

Depreciation and Amortization

         This section relates to depreciation and amortization expenses related to hardware, desktop software and upgrades, goodwill from prior acquisitions, and property, plant and equipment.

Interest and Finance Costs

         Interest and finance costs include income realized from the investment of liquid assets in fixed income securities and interest expense associated with our credit facilities with banks and on short term financing facilities taken with various lenders.

Taxes

         We are subject to payment of taxes in various jurisdictions in accordance with U.S., UK, Hong Kong and Indian law. The majority of our profits are derived from Indian operations and accordingly, our tax expenses are relatively low. Our effective tax rate as of March 31, 2001 , was approximately 1.4% and as of March 31, 2002 no taxes were payable in the absence of taxable profits. From April 1, 2002, the Government of India has introduced taxation on 10% of our software export profits generated from India based development centres. These operations were hitherto exempt from corporate income tax subject to compliances and conditions.

Principles of Currency Translation

         In the year ended March 31, 2002, over 86% of our revenues was generated in U.S. dollars. Approximately 12% of our expenses were incurred in Indian rupees, and the balance was incurred in U.S. dollars and other currencies. We use the Indian rupee as our functional currency, while our U.S. subsidiaries use the U.S. dollar as their functional currency. Revenues generated in foreign currencies are translated using the annual average exchange. Expenses of overseas operations incurred in foreign currencies are translated using the annual average exchange. Assets and liabilities held in foreign currency are translated using the exchange rate at the end of the applicable reporting period. For the year ended March 31, 2002 and year ended March 31, 2001 and the full year ended 2000 and 1999, the net gains from foreign currency fluctuations comprised $(1,904,745), $703,065, $819,740 and $9,763 respectively.

         In order to comply with IAS requirements, our financial statements are translated into U.S. dollars using the annual average exchange rate for revenues and expenses and the period end rate for assets and liabilities. The gains or losses arising from translation are reported as other comprehensive income, a separate component of shareholders' equity.

         A majority of our revenues are generated in U.S. dollars and other non-Indian currencies and a portion of our expenses, including labor costs as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, our operational results will be adversely affected to the extent the Indian rupee appreciates against the U.S. dollar, which could occur given India's strong foreign exchange reserve balance. Historically, the Indian rupee has generally depreciated against the U.S. dollar, which has positively affected our financial condition. As a result, we have chosen not to enter into currency hedging arrangements.

Basis of Presentation

         The consolidated financial statements reflect our financial position, operational results and cash flows, including our subsidiaries. Silverline Technologies, Inc. had been under common control with us and accordingly, the acquisition was accounted as a pooling of interests. The other acquisitions were on a purchase method of accounting.

Results of Operations

         The following table presents for the periods indicated certain financial data as a percentage of our revenues:

                                                                                     (Unaudited)
                                          Year ended           Year ended           Three Months
                                         December 31,           March 31,          ended June 30,
                                    --------------------    ------------------    ------------------
                                      1999       2000         2001       2002       2001       2002
                                    -------    -------      -------    -------    -------    -------
Revenues ........................     100.0%     100.0%       100.0%     100.0%     100.0%     100.0%
Cost of revenues ................      56.5       54.0         59.8       55.2       57.0       62.4
                                    -------    -------      -------    -------    -------    -------
Gross profit ....................      43.5       46.0         40.2       44.8       43.0       37.6
Selling, general and
   administrative expenses ......      15.0       22.1         34.6       40.4       25.4       32.6
Stock-based compensation ........       0.6        1.1          0.5        0.1        0.1        0.1
Depreciation and amortization ...       4.6        4.5          3.1        3.6       12.7       11.9
                                    -------    -------      -------    -------    -------    -------
Operating income ................      23.3       18.3          2.0        0.7        4.8       (7.0)
Other income (expenses), net ....      (1.6)       2.7          2.3       (2.2)      (2.2)      (5.6)
                                    -------    -------      -------    -------    -------    -------
Income before income taxes and
   extraordinary item ...........      21.7       21.0          4.3       (1.5)       2.6      (12.6)
Provisions for income taxes .....       3.2        1.9          1.4        0.0        1.1        0.0
                                    -------    -------      -------    -------    -------    -------
Income before extraordinary
   item .........................      18.5      19.10          2.9       (1.5)       1.5      (12.6)
Extraordinary item (net of
   taxes) .......................       0.4         --         62.9       36.8        0.0        0.0
                                    -------    -------      -------    -------    -------    -------
Net income ......................      18.1%     19.10%       (60.0)     (38.3)       1.5      (12.6)
                                    =======    =======      =======    =======    =======    =======

      /1/ The Company changed its accounting reference date to March 31 on March 31, 2001. Consequently, the Company did not prepare audited accounts for the period ended December 30, 2001. Instead, the Company prepared audited accounts for the period beginning on April 1, 2000, and ending on March 31, 2001, and prepared audited accounts for the 12-month period commencing on March 31, 2001 and ending on March 31, 2002. However, for internal comparison purposes only, the Company prepared unaudited pro forma accounts for the 12-month period commencing on April 1, 2000 and ending on March 31, 2001. Such figures are set forth above for comparison purposes only.

     Silverline's quarterly operating results have historically fluctuated and may continue to fluctuate significantly as a result of numerous external factors. Silverline believes, that past operating results and period to period comparisons should not be relied upon as an indication of future performance.

Three Months ended June 30, 2002 Compared to Three Months ended June 30, 2001

     Revenues. Total revenues were $27.1 million for the three months ended June 30, 2002 representing a decrease of 40.4% over total revenues of $45.6 million for the same period in prior year. Decrease in revenue in the three months ended June 30, 2002, in part is attributable to market downturn and decline in the IT business in general following the effects of September 11.

     Cost of Revenue. Cost of revenue was $17.0 million for the three months ended June 30, 2002, representing a decrease of $9.0 million or 19.8% for the same period in the prior year. The substantial decrease in cost of revenue is attributable to the Company's cost reduction measures and reduction of staff of the Company.

     Selling, General and Administration Expenses. Selling, general and administrative expenses were $8.9 million in the three months ended June 30, 2002, representing a decrease of $2.7 million or 6.0% over the same period in the prior year. The decrease in selling, general and administration expenditures in part is attributable to the various cost cutting measures the Company implemented, such as reductions in personnel and consolidated certain operations of some subsidiaries.

     As a percentage of revenue, in the three months ended June 30, 2002, selling, general and administration expenditures was $8.8 million, or 32.6%, as compared to $11.6 million, or 25.4% in the same period for the prior year.

     Amortization of Deferred Stock Compensation Costs. In the three months ended June 30, 2002, the amortization of deferred stock compensation costs was $36,701 as compared to $25,156 in the same period for the prior year, from the grant of stock options and warrants to employees.

     Depreciation and Amortization. Depreciation and amortization was $3.2. million in the three months ended June 30, 2002 representing a decrease of $2.6 million over the same period for the prior year. The decrease in depreciation costs is attributable to the write-offs of assets of some of the Company's subsidiaries. Capital assets deployed in property, plant and equipment as at June 30, 2002 were $54.9 million compared to $53.6 million as at June 30, 2001.

accumulated amortization arising from the new businesses acquired in the year 2000 and March 2001.

     Other Income/(expenses). Expenses in the three months ended June 30, 2002 was $1.5 million representing a increase of $0.5 million as compared to the same period for the prior year. The increase in expenses is attributable to the borrowings from financial institutions.

     In the three months ended June 30, 2002, the increase in other income was offset by higher incidence of interest/finance costs on the larger borrowings from banks and non-convertible debentures for working capital purposes at $55.8 million as compared to bank borrowings of $65.0 million in the same period for the prior year.

     Provision for Income Taxes. Provisions for taxes were $0.02 million for the year ended March 31, 2002 as against $2.1 million in the same period for the prior year. There were no taxes payable for the three months ended June 30, 2002 as against 1.06% in the same period for the prior year.

Year ended March 31, 2002 compared to March 31, 2001

     Revenues. Total revenues were $142.91 million for the year ended March 31, 2002, representing a decrease of $9.27 million from $152.18 million for the year ended March 31, 2001. The revenues in the fiscal year ending March 31, 2002 decreased by 6.0% against the backdrop of an overall industry wide recession stretching through the year and reduced information technology spending over most markets and regions, including in the U.S., Europe and Asia. The revenue decrease is attributable to a marginally lower volume of service offerings of managed software projects in the key technology sectors namely, e-business, legacy, mainframe and CRM. In line with the industry trends, most of our clients preferred not to embark upon or commission new IT development due to clamp down on their respective IT budgets. Project work continued however without significant disruption.

     During the year there was a strategic shift away from low yielding assignments such as on-site consulting and migration projects. Off-shore project services constituted 70% of revenues in the year ended March 31, 2002 as against 72% in the year ended March 31, 2001. Client site services constituted 30% of revenue in the year ended March 31, 2002 as against 28% in the year ended March 31, 2001. E-business and legacy mainframe projects constituted 67% of revenues in the year ended March 31, 2002 as against 54% in year ended March 31, 2001. CRM projects and other miscellaneous projects, application software and web based applications constituted 33% in the year ended March 31, 2002 as against 46% in the year ended March 31, 2001. With the assimilation of SeraNova's business, our Europe based client constituted 6% of revenues for the year ended March 31, 2002 as compared to 2% in year ended March 31, 2001. The United States and Canada are the key markets from where we derive 76% of revenues. Clients located in the Far East and Japan contributed 17% of the revenues for the year ended March 31, 2002.

     Repeat business constituted 62% of our revenues in the year ended March 31, 2002, as compared to 58% in the year ended March 31, 2001. With the complete integration of SeraNova's business, revenues from new clients added in the vertical segments of banking, automotive and insurance adequately compensated for the discontinuance of the consulting business.

     With the infrastructural facilities in India attaining completion we had an average strength of software professionals of 1,386 in year ended March 31, 2002. The average utilization of software personnel on projects activity was in the range of 70% to 76% during the year ended March 31, 2002, as against 60% to 62% in the previous year ended March 31, 2001.

     Cost of Revenue. Cost of revenue was $79.0 million for the year ended March 31, 2002. This represents a decrease of 13.2% over the year ended March 31, 2001. The reduction is attributed to the cost reduction and consolidation of SeraNova's subsidiaries and its activities.

     Cost of revenues decreased marginally to 55.2% of revenues for the year ended March 31, 2002, as against 60% in the year ended March 31, 2001.

     Lower direct costs were incurred due to salary and wage revisions and due to substantial reduction of the workforce of professionals following market downturn and slowdown in the IT business after 9/11.

     Selling, General and Administrative expenses. Selling, general and administrative expense amounted to $57.7 million for the year ended March 31, 2002 as against $52.7 million for the year ended March 31, 2001. The larger scale of sales and marketing activity in U.S. and Europe, necessitated by the industry slow down and the integration of marketing infrastructure in the current year ending March 31, 2002, resulted a rise in selling and marketing expenses of 9.5%. Such expenses as a percentage of sales has consequently increased to 40.3% the year ended March 31, 2002 as against 34% in the previous year ended March 31, 2001.

     Selling, general and administrative expenses arising from supporting the expanded sales and marketing infrastructure in USA, Europe, etc. caused the rise of 9.0% for the year ended March 31, 2002, over the year ended March 31, 2001.

     Stock based compensation. Amortization of deferred stock compensation expenses for the year ended March 31, 2002 was $0.09 million in accordance with the vesting plan of the option plans, as against $0.80 million for the year ended March 31, 2001.

     Depreciation. Depreciation expense was $5.0 million for the year ended March 31, 2002 representing an increase of $0.3 million over $4.7 million for the year ended March 31, 2001. The increase resulting from commissioning of high capacity software development centres in India leading to an increase in depreciation charge on buildings, plant and equipment.

     Amortization expenses. There was no amortization for the periods ended March 31, 2001 and 2002 as the management decided to write off the entire amount of goodwill.

     Interest Expenses. Interest expense for the year ended March 31, 2002 was $5.2 million and set off by interest and other income earned on deployment of short-term surplus funds, of $2.1 million, leading to net interest expenditure of $3.1 million, this represents an increase of $6.6 million or 180% over $3.5 million for the year ended March 31, 2001. With the industry slow down over a substantial part of year ended March 31, 2002, due to slow collection cycles on our sales, we had to resort to maximum utilization of external capital/bank finance for substantial part of the year causing thereby the finance charges to rise.

     Other Income. Other income for the year ended March 31, 2002 at $2.1 million was 65% lower than $6.4 million earned during the year ended March 31, 2001.

     Extraordinary expenses. Consequent to the industry wide recessionary trends, the events of September 11 and changes in the IT environment and spending by our clients, we resorted to restructuring our operations to focus on the right skills and technology mix required by our clients. Also post integration of SeraNova it was necessary to review the skill availability and our personnel strength in the U.S. and other centres was downsized to suit the client/project needs and in effect separation costs of $3.6 million were incurred. In addition some sales and marketing facilities post integration of SeraNova were discontinued resulting in a one time winding up cost of $1.1 million. These costs being non re-curing in nature have been classified under extra-ordinary expense /non-recurring write-offs category. Due to substantial slowdown in the STI (US) and SeraNova, Inc., a major portion of goodwill, accounts receivable and fixed assets were written off. Such expenses were $95.7 million and $52.6 million for the years ended March 31, 2001 and March 31, 2002.

     Provision for Income Taxes. The provision for income tax was $0.02 million for the year ended March 31, 2002 as against $2.0 million for the year ended March 31, 2001. There was no tax provision for the year ended March 31, 2002 due to the deficit in net income.

     Net Income. The net loss after tax provisions for the year ended March 31, 2002 was $54 million as compared to a loss of $91.2 million for the year ended March 31, 2001. Among other factors, the fall in net income is attributable to the depressed business conditions in our largest markets, including in the U.S. and Europe, leading to lower sales realization, reduced margin on our prices, continuing market expansion activities, higher operating and finance costs and expense on restructuring of operation.

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

     We did not generate any revenues from Year-2000 work (Y2K) in 2000 compared with approximately $11.4 million or 13% of our revenues in 1999 from Y2K assignments. With the expanded infrastructure and capabilities we have increased the number of our information technology professionals by 33% to approximately 1,850 at December 31, 2000, from approximately 1,350 at March 31, 2000.
E business and CRM project services segments contributed to 48% of the total revenue, while legacy maintenance and development work on main frame system and other services contributed to 29% of revenues in 2000. In 1999 e-business and CRM project services revenues were 32% of the total revenue and mainframe systems work, including Year 2000 (Y2K) conversion work contributed 51% of total revenue. Revenues from project services grew to 76% in the year 2000 as against 65% in 1999. Client site services which accounted for 35% of revenues in 1999 stands reduced to 24% in the year 2000 indicating thereby a significant shift of higher margin yielding offshore work executed at India development centers. Revenues from USA and Europe represented 78.1% in 2000 and 21.9% from Far East, Japan and Asia as compared to 84% and 16% respectively in 1999.

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

     Increased cost of revenue in part attributable to the inclusion of SCI's cost of revenue following the merger of SCI Limited in October, 2000, is $0.3 million.

     Selling, General and Administration Expenses. Selling, general and administration expense was $31.316 million for the year 2000 representing an increase of 138% from $13.14 million for the year 1999. As a percentage of revenue, selling, general and administration expenses has increased to 23% of total revenue in the year 2000 from 15% of total revenue in the year 1999.

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

     Stock-Based Compensation. Amortization of deferred stock compensation expense in 2000 was $1.6 mm. as against 0.5 million in 1999, mainly arising from the grant of stock options and warrants to employees in November, 1999.

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

     Amortization expense in the year 2000 was $2.5 million, an increase of $1.6 million over 1999 (representing an increase of 56.25%), primarily arising from the acquisition of businesses in the year. Goodwill arising from the acquisition of SCI Limited, a company in Hong Kong, in October, 2000 was $18.2 million and amortization of the goodwill amount for the period up to December 31, 2000 was $0.65 million. Amortization of goodwill of other acquisitions was $0.95 million in 2000.

     Provision for Income Tax. Taxes were $2.6 million in 2000 as compared to $2.8 million in 1999. Our effective tax rate decreased to 8.98% in 2000 as compared to 14.8% in 1999 due to an increased proportion of operating income being derived offshore where the tax rate is significantly lower than in the U.S.

     Other income. Other income grew by $5.2 million in the year 2000 as compared to $0.283 million expense in the year 1999. The increase in other income substantially is attributable to the exchange gains arising from the incomes earned from the deployment of the proceeds of our initial public offering on June, 2000 the increase in income derived from investments has been off set in part from the increase in interest expense by $0.9 million on the use of increased borrowings for working capital in the year 2000.

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

Quarterly Results of Operations

     The following table presents certain condensed unaudited quarterly financial information for each of the eight quarters from June 30, 2000 through March 31, 2002. This information is derived from our unaudited financial statements that include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of operational results, when read in conjunction with our financial statements and the notes to thereto appearing elsewhere in this annual report.

                                                     Three-Month Period Ended
                           ------------------------------------------------------------------------------
                             June 30  Sept. 30  Dec. 31    Mar. 31  June 30   Sept. 30 Dec. 31   Mar. 31
                               2000     2000      2000       2001     2001      2001     2001      2002
                               ----     ----      ----       ----     ----      ----     ----      ----
Revenue                      $32,883   $36,569   $41,506  $  41,225  $45,565   $39,744  $41,554  $ 16,050

Cost of Revenue               17,563    18,810    24,159     30,442   25,958    21,674   25,974     5,335

Gross Profit                  15,320    17,759    17,347     10,783   19,607    18,070   15,581    10,715
Selling, general and
administrative expenses        5,112     7,115    13,401     27,055    8,350     9,881   11,188    28,287

Stock-based compensation         773       115      (115)        30       25        19       25        26

Depreciation and
Amortization                   1,581     1,095     1,023      1,023    5,794     6,108    6,196   (13,023)

Operating income               7,854     9,434     3,038    (17,325)   5,438     2,062   (1,829)   (4,575)
Other income (expenses) Net,
taxes                           (398)    3,859       640       (593)  (1,006)     (139)  (1,394)     (567)
Income before income taxes
and extraordinary item         7,456    13,293     3,678    (17,918)   4,433     1,922   (3,223)   (5,142)

Provisions for income Taxes    1,100     1,231      (885)       640      485        25      887    (1,375)
Income before extraordinary
item                           6,356    12,062     4,563    (18,558)   3,948     1,897   (4,109)   (3,767)
Extraordinary item (net of
taxes)                             -         -         -     95,674    3,243     7,995    1,503    39,836
                             -------   -------   -------  ---------  -------   -------  -------  --------

Net income                   $ 6,356   $12,062   $ 4,563  $(114,232) $   704   $(6,098) $(5,612) $(43,603)

     Our quarterly operating results have historically fluctuated and may continue to fluctuate significantly as a result of numerous external factors. For a description of some of these factors, please see Item 3D "Risk Factors - Our quarterly operating results are subject to fluctuations and if we fail to meet the expectations of securities analysts or investors in any quarter, our Equity Share and ADS price could decline significantly." We believe, therefore, that past operating results and period-to-period comparisons should not be relied upon as an indication of our future performance.

Conditions in India

     We are incorporated under the laws of India and many of our directors and executive officers and a majority of our employees, assets and facilities are located in India. Consequently, we are directly affected by political, economic and military conditions in India.

Political Conditions

     India's relations with neighboring Pakistan, each a nuclear power, are tense. In April 1999, India and Pakistan each conducted long-range missile tests. Since May 1999, military confrontations between India and Pakistan have occurred in the disputed Himalayan region of Kashmir. India's relations with neighboring China are also tense. Events of this nature in the future could influence the Indian economy and have a material adverse effect on the market for securities of Indian companies and on our business. See Item 3D "Risk Factors - Regional conflicts and terrorism in South Asia could adversely affect the Indian economy and cause our business to suffer."

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

Tax Matters

         We have benefited from certain significant tax incentives under Indian tax laws. As a result of such incentives, our operations have been subject to relatively insignificant Indian tax liabilities. These tax incentives included:

         . a 10-year tax holiday from payment of Indian corporate income taxes for operation of our software development centres which are "Export Oriented

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

         The Finance Act, 2000 phases out the tax benefit over the financial years 2000-2001 to the financial year 2008-2009. Accordingly, facilities set up on or before March 31, 2001 have a 9-year tax benefit, new facilities set up on or before March 31, 2002 would have a 8-year tax benefit and so forth until the tax benefit would not be available to new facilities set up after March 31, 2009. Our tax benefit extends until 2002, 2003, 2008 and 2009, respectively, for our Mumbai (Bombay), Chennai (Madras), Thane and Chennai facilities. In addition, the new sections 10A and 10B introduced by the Finance Acts, 2000 and 2001, which replace the earlier sections 10A and 10B, restrict the scope of the tax exemption by allowing a deduction of export income earned by the software development centres which are "Export Oriented Undertakings" or located in "Software Technology Parks" or "Export Processing Zones" from its total income, as compared to the earlier total exemption which was available to the business profits earned by them.

         The combined effect of the Finance Acts, 2000 and 2001 mean that, Indian software companies will lose their tax benefit with respect to a particular software development centre if there is a change of more than 49% in their ownership between the last date of the financial year in which that centre was set up and the last date of any subsequent financial year. As a result, companies are more likely to lose their tax benefits if large shareholders sell their shares or if new shares are issued in order to raise capital, for acquisitions or otherwise. In addition, companies are more likely to lose their tax benefits with respect to their older facilities, because more time will have elapsed in which to accumulate the 49% ownership change.

         From April 1, 2002 Government of India has introduced taxation on 10% of our software export profits generated from India based development centres. These operations were hitherto exempt from corporate income tax subject to compliances and conditions.

         Our effective tax rate as of March 31, 2001 (pro forma) was approximately 9.1% and for March 31, 2002 no taxes were payable in the absence of taxable profits.

B.       Liquidity and Capital Resources

         Historically, we have financed our business through cash generated by operations, borrowings under lines of credit and various credit facilities, funds generated by our public offerings in September 1992 in India (approximately $10.3 million), in June 2000 in the U.S. (approximately $101.1 million), and in Luxembourg in November 2002 and a private placement of equity in 1994 and 1999 of approximately $14.72 million.

         In the year ended March 31, 2002 net cash used in operating activities from short term application and sources was $2.2 million as against $5.06 million for the year ended March 31, 2001.

         For the year ended March 31, 2002 cash flow from financing activities was $28.7 million and cash used in investing activities was $38 million. For the year ended March 31, 2001, financing activities provided $49.9 million and $49 million was used in investing activities.

         During the year ended March 31, 2002, our capital expenditure totaled approximately $21.3 million. This include $4.1 million relating to the build out of the facilities and equipments installed at our software development centres in India and $0.31 million for the completion of the residential building complex at Andheri, India and technology equipment acquired in the U.S. office for $8.3 million. Our capital expenditure as of the year ended March 31, 2002 includes approximately $10.72 million advanced towards development the Technology Park facilities in Thane, India.

         Capital expenditure was approximately $18.76 million for 2000 and $16.8 million for 1999. In 2000 the $4.5 million of such expenditure relate to the construction of a new Chennai facility. In 1999, the majority of capital expenditure was attributable to $2.7 million related to the construction and build-out of a new facility at Thane, $12.0 million for the construction and build-out of our new facility at Chennai, and $2.1 million for the construction of a residential complex for employees in Mumbai, (Bombay). In December 2000, we budgeted $28 million of aggregate capital expenditure for 2001 and 2002, in addition to the $10.23 million spent in 2000 in order to further build-out and equip our two new facilities at Thane and Chennai. We had contractual commitments for $2.4 million of capital expenditure throughout that same period. We anticipate an increase in capital expenditure and lease commitments consistent with our anticipated growth in operations, infrastructure and personnel.

         As of March 31, 2002, our contracted commitments towards the completion of the built out of Development Centres was approximately $10.5 million.

         For the year ended March 31, 2001, our capital expenditure was approximately $12.4 million. Of this amount $8.10 million was incurred towards build-out of our development centres in India and for the part build-out of a residential complex at Andheri in India.

         In the year ended March 31, 2002, U.S. 16.8 million was invested in the acquisition of eComServer Inc and SeraNova Inc liabilities to creditors of SeraNova Inc amount to $10 million were settled by the issue of ADSs, to such creditors aggregating to $29.81 million including costs. Loans to SeraNova Inc in the sum of $3.9 million were repaid during the year.

         Additional working capital lines were used from banks in the year ended March 31, 2002 for meeting with operational requirements of $8.2 million.

         In the year ended March 31, 2001, SeraNova Inc was acquired for U.S. $41.1 million, the consideration being restricted by the issue of ADS. By virtue of this transaction $21.9 million of debts were acquired.

         As of March 31, 2002, cash and cash equivalent expenditure amounted to $0.4 million as opposed to $7.8 million as of March 31, 2001. For the same periods working capital expenditure decreased by $25.4 million.

         Net cash used in operating activities was $47 million in 2000. This amount was primarily due to increase in service offerings. Net cash provided by operating activities was $24.6 million in 1999.

         On December 18, 2001, at an Extra-ordinary General Meeting, Silverline Technologies Limited resolved to offer, issue and allot, for a cash consideration, on a preferential basis, 20 million warrants convertible into equity shares, to Subra Mauritius Ltd., a company owned by Mr. Krishna K. Subramanian, our Vice-Chairman, Acting Chief Financial Officer and Executive for International Initiatives, on such terms as may be deemed appropriate by the Board, in accordance with Indian laws and regulations. The warrant holder shall have the option of subscribing for one equity share per warrant at a price of Rs. 51 per share at any time within 18 months from the date of the allotment of the warrant. The allotted company Subra Mauritius Limited has subscribed for the warrants and upon the terms of the Preferential Placement Guidelines of The Securities and Exchange Board of India, in accordance with which the placement was made. The equity share to be issued shall rank pari-passu with the existing issued share capital.

Loan and Credit Facilities

         On January 16, 2001, Silverline Technologies Inc. and HSBC Bank and Bank of Baroda entered into a loan agreement. HSBC Bank had made available to Silverline Technologies Inc., a line of credit totaling $40 million. Bank of Baroda have participated in the line of credit as co-lender for a facility of $10 million. This facility also includes interest rate swap arrangements with maximum weighted cash risk of $1.0 million. Interest on the credit facility utilized has been calculated on variable rates and the borrowings will be short term, secured by accounts receivable and non-encumbered equipment, chattel paper and general intangibles of Silverline Technologies Inc. The facility is guaranteed by Silverline Technologies Limited and other subsidiaries. The loan by Bank of Baroda is also secured by a second mortgage on our property at Thane. In May 2002, HSBC Bank issued a notice to recall its line of credit amounting to approximately $27 million, and instituted legal proceedings against the Company. Bank of Baroda has also threatened legal proceedings. For a description of such legal proceedings and the Company's settlement discussions with HSBC, please see "Item 8 - Financial Information - Consolidated Statements and Other Financial Information - Legal Proceedings."

         On May 31, 2000, Intelligroup, Inc., the former parent of SeraNova, Inc., entered into a new credit facility with a bank. Under the terms of the facility, Intelligroup Inc. was not permitted to loan funds to SeraNova, Inc. Separately, on May 31, 2000, SeraNova, Inc. entered into a $15,100,000 unsecured promissory note with Intelligroup, Inc. reflecting funds borrowed from Intelligroup Inc. The note bears interest at the prime rate plus 1/2%. A payment of $3,000,000 was made on September 29, 2000 with some of the proceeds from the sale of SeraNova Inc.'s 6% Series A convertible preferred stock, and the balance of $12,100,000 was due on July 31, 2001. SeraNova Inc., made a further payment of $3.96 million to Intelligroup and disputed the balance amount claimed. For additional information about this dispute, please see "Item 8 - Financial Information - Consolidated Statements and Other Financial Information - Legal Proceedings."

         On June 19, 2002, SeraNova India executed an agreement with Andhra Bank for a fixed asset-based revolving term loan that will provide SeraNova India with up to Rs. 66.44 million (approximately $1.36 million). The term loan is secured by substantially all fixed assets of SeraNova India. In addition, the SeraNova India arranged on June 19, 2002, an overdraft facility secured against substantially all fixed assets of SeraNova India. The loan agreement contains customary representations, warranties, default provisions and financial covenants. As of January 31, 2003, the outstanding balance on the loan and the overdraft is approximately Rs. 2.74 million (approximately $5.9 million). See "Item 8 - Financial Information - Consolidated Statements and Other Financial Information - Legal Proceedings - International Litigation, Including India-Based Matters - Andhra Bank Litigation."

         On July 19, 2002, Indian Overseas Bank, Hong Kong, approved a cash credit facility a sum of Hong Kong Dollars (HKD) 2.0 million for our subsidiary company in Hong Kong, SCI Ltd. The facility is secured by trade debts of SCI Ltd. and our Corporate Guarantee. The amount outstanding as of January 31, 2003 was approximately $2.74 million HKD ($1.57 million), including interest.

         In order to augment the working capital requirements in India, on January 3, 2002, we borrowed the sum of Rs. 340 million (equivalent to approximately $6.96 million) through the issue of non-convertible debentures. In addition on February 28, 2002, the Company took a short term loan and bill discounting facility from Development Bank of Singapore Limited. As at January 31, 2003, Rs. 155 million (equivalent to $3.23 million), including interest is outstanding. Both the non-convertible debentures as well as the short term loan are repayable on January 3, 2003, and March 31, 2002, respectively. The Company is in the process of negotiating a repayment schedule. There can be no assurance that the Company and the bank will be able to agree on a repayment schedule.

         On August 10, 2001 and September 13, 2001, the Company entered into credit arrangements with Indian Bank for bills discounting up to a maximum of Rs. 110 million (approximately $2.3 million). Both these facilities were utilized to the maximum, and as of January 31, 2003, the aggregate amount outstanding under these facilities was Rs. 130.5 million ($2.73 million). As of January 31, 2003, the Company was in default under the terms of these facilities. The Company is negotiating a repayment schedule. There can be no assurance that the Company and the bank will be able to agree on a repayment schedule.

         In September 2002, a short term loan was obtained from Global Trust Bank, Ltd. for the amount of Rs. 30.0 million (approximately $620,000). The loan amount, including interest, is due on March 25, 2003.

         All the above facilities are secured by charges/hypothecation/mortgages of company properties and current assets, and bear an interest rate of 10% to 12% per annum.

Current and Future Financing Needs

         We have incurred substantial consolidated losses and negative cash flows from operations since the first quarter of fiscal 2002. As of March 31, 2002, we had a consolidated working capital deficit of $109.1 million and cash and cash equivalents and short-term investments of approximately $1.8 million. We expect to continue to incur substantial losses and negative cash flows for the foreseeable future as we implement our new business strategy and integrate acquired businesses. At this time, funds from operations are not sufficient to meet our operating needs and other anticipated financial requirements. Our current plans for the next 12 months exceed our current cash, cash equivalents and short-term investments. As a result, we need to raise additional funds in order to conduct our business.

         We expect to raise additional funds through:

           .   anticipated revenue growth;

           .   realization of overdue receivables;

           .   equity or loans;

           . cost savings realized from the restructuring of certain of our subsidiaries during fiscal 2002 and 2003; and

           .   the implementation of additional cost cutting measures.

         There can be no assurance that anticipated revenue growth will materialize or that we will be able to realize sufficient proceeds from operations, realization from debtors, additional funding facilities with loans or equity. There also can be no assurance that anticipated cost-savings resulting from recent corporate restructurings and the implementation of additional cost-cutting measures will be sufficient to meet our capital requirements.

         Other potential sources of financing include public or private sales of our shares or debt, strategic relationships and related parties. We do not have any committed sources of financing at this time and we are uncertain whether additional funding will be available when we need it on terms that will be acceptable to us or at all. If we raise funds by selling additional capital shares, the interests of our existing shareholders will be diluted. If we are not able to obtain financing when we need it, or if our currently available funding is not renewed, we may be required to curtail our operations significantly, including possibly closing some or all of our subsidiaries. Such actions may have a material adverse affect on our business, financial condition, results of operations and prospects. Due to our cash position and the uncertainties concerning our ability to raise additional funds, our independent auditors have included an explanatory paragraph in their report on our financial statements for the fiscal year ended March 31, 2002 which describes that there are substantial doubts as to our ability to continue as a going concern, as further described in Note 1 to our financial statements.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Director and Senior Management

     Set forth below are the name, age, principal position and biographical description of each of our directors and executive officers, as of January 31, 2003.

     Name                                        Age     Position
     ------------------------------------------ -----    ---------------------------------------------------
     Ravi Subramanian (1)(2)...................   45     Chairman of the Board of Directors, Chief Executive
                                                         Officer and Managing Director
     Krishna K. Subramanian (3)(5).............   41     Vice-Chairman of the Board of Directors, Acting Chief
                                                         Financial Officer (Principal Accounting Officer) and
                                                         Executive for International Initiatives
     K. Kulathu Subramanian (5)................   47     Wholetime Director
     Arjan R. Daswani (3)......................   57     Independent Director
     Prem Ranjani (1)..........................   34     Independent Director
     P. Murari (3).............................   68     Independent Director
     Vaidyanathan Panchapakesan (1)............   67     Independent Director

---------------
(1) Ravi Subramanian, P. Murari, and Vaidyanathan Panchapakesan will serve as directors until our 2002 annual general meeting of shareholders.
(2) Ravi Subramanian was appointed Chief Executive Officer of the Company on December 3, 2002, upon the resignation of Dr. Nirmal Jain, who had served as the Company's Vice Chairman of the Board, President and Chief Executive Officer since August 6, 2002.
(3) Krishna K. Subramanian, Arjan Daswani and Prem Ranjani will serve as directors until our 2003 annual general meeting of shareholders.
(4) K. Kulathu Subramanian will serve as a wholetime director pursuant to the provisions of the Indian Companies Law for a five-year term from the date of his appointment until October 28, 2007.
(5) Ravi Subramanian, Krishna K. Subramanian and K. Kulathu Subramanian are brothers.

     Ravi Subramanian is our founder and has served as our Chairman of the Board of Directors and Chairman of Silverline Technologies, Inc. since 1992, and as Chairman of Silverline Holdings Corp., since 1996. Mr. Subramanian was appointed Chief Executive Officer and Managing Director of our company on December 3, 2002. Previously, Mr. Subramanian was the founder and Managing Director of Silverline Electronics Private Limited., a personal computer service and reselling firm. Mr. Subramanian is the brother of Messrs. Krishna K. Subramanian and K. Kulathu Subramanian.

     Krishna K. Subramanian has served as director of our company and as Executive for International Initiatives since January 2000. Mr. Subramanian has served as our Acting Chief Financial Officer since December 2001. From January 2000 until August 2002, Mr. Subramanian was Vice-Chairman of our company. On December 3, 2002, he was reappointed as Vice-Chairman. Mr. Subramanian previously served as our wholetime director from 1992 until January 2000. From 1987 to 1992, Mr. Subramanian was a director of Silverline Electronics Private Ltd. Mr. Subramanian is the founder and sole shareholder of Subra Mauritius

Ltd., KS Software Technologies Ltd. and Shreyas Holdings Ltd. Mr. Subramanian is the brother of Messrs. Ravi Subramanian and K. Kulathu Subramanian.

     K. Kulathu Subramanian has served as our wholetime director since 1994 until August, 2002. He was re-appointed wholetime director on October 29, 2002 for a five year term. He has been a Director of Silverline Industrial Fabrics Private Ltd. since 1980 and a Director of Silverline Electronics Private Limited since 1987. Mr. Subramanian has been responsible for the development of the new facilities in Thane and Chennai. Mr. Subramanian is the brother of Messrs. Ravi Subramanian and Krishna K. Subramanian.

     Arjan R. Daswani has served as our Director since 1992. He is the Chairman/Managing Director of Myquest Group of Companies headquartered in Hong Kong and engaged in International Finance, Manufacturing and Real Estate Development and having branches in 11 countries.

     Prem Ranjani was appointed as a Director of our company in August 2002. He is a Solicitor and has been associated with Crawford Bayley & Co. , Solicitors for a period of seven years. He is currently a Partner of Ranjani Associates, a law firm in Mumbai. Mr. Ranjani passed his L.L.B. in May 1990 and his Solicitors Examination conducted by the Bombay Incorporated Law Society in March 1992 and that conducted by The Law Society, London in April 1994.

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

Board of Directors

     Our articles of association provide for a minimum of three directors and a maximum of twelve directors, excluding managing directors, wholetime directors and nominee directors, if any, appointed by Indian public financial institutions and other lenders as discussed below, ex-officio directors, special directors and directors nominated by the debenture holders and mortgage holders. We currently have seven directors and our charter documents allow our Board of Directors, without shareholder approval, to appoint additional directors, up to the maximum Board of Directors size of twelve. Both Indian law and our articles of association provide that at least two thirds of our directors must be subject to reelection by shareholders and at least one third of these directors are subject to reelection at each annual meeting of shareholders.

     Our articles of association also provide for the appointment by our Board of Directors of a managing director and that the appointment is for a fixed term up to five years and during this period the managing director will not be subject to reelection.

     Our articles of association also provide for appointment of wholetime directors who manage and administer our affairs. Wholetime directors are appointed by our Board of Directors and are not subject to reelection. On October 23, 1997, and November 26, 1998, Messrs. Krishna K. Subramanian and K. Kulathu Subramanian, respectively, were appointed as our wholetime directors, each for a five-year term. These appointments were confirmed by our shareholders at our annual general meeting held on December 28, 1998. Mr. Krishna K. Subramanian resigned as a wholetime director effective January 12, 2000, but continues to serve as a director of our company. Mr. K. Kulathu Subramanian resigned as Wholetime Director effective August 6, 2002, and was reappointed as Wholetime Director effective October 29, 2002 for a five year term.

     Our Articles of Association permit certain financial institutions who are lenders to the Company to appoint executive or non-executive Directors so long as any amount remains owing to them by the Company. Such Directors are known as "nominee directors". There are currently no nominee directors on our Board.

     The Companies Act provides that, in the case of mismanagement of a company or the oppression of its minority shareholders, the Company Law Board may appoint such number of directors as it deems fit. The Company Law Board is a statutory body which administers the Companies Act and other regulations relating to the companies in India. The Company Law Board has never exercised this power in relation to the Company.

Management

     Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established by our Board of Directors. Executive officers are appointed by and serve at the discretion of the Board of Directors, subject to any applicable employment agreements.

B.   Compensation

     The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the fiscal year ended March 31, 2002.

                                                     Salaries, fees,             Pension,
                                                     commissions and      retirement and similar
                                                        bonuses                 benefits
                                                    -----------------    ------------------------
          All directors and executive
           officers as a group, consisting
           of seven persons......................     $1,581,333                $19,327

     Indian law provides that we may pay our directors any remuneration by way of salary, inflation adjustment allowance, perquisites, commission and other allowances that shall not exceed 11% of our net profits. During the year ended December 31, 2000, Messrs. Krishna K. Subramanian and K. Kulathu Subramanian were paid an aggregate of approximately $33,094 in their capacity as wholetime directors. In addition, they were entitled to perquisites, allowances and reimbursement of certain expenses totaling approximately $19,327. During fiscal 2002, Mr. K. Kulathu Subramanian, our current wholetime director, was paid aggregate compensation and perquisites of approximately $29,630 per annum. During fiscal 2002, Ravi Subramanian, our Chairman and Chief Executive Officer, was paid aggregate compensation and perquisites of approximately $250,000 per annum, while Krishna K. Subramanian, our Vice Chairman, Acting Chief Financial Officer and Executive for International Initiatives, received no compensation for his services. During fiscal 2002, no compensation was paid to our directors.

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

Audit Committee

     The Company's Board has established an Audit Committee that consists of three independent non-executive directors Mr. V. Panchapakesan, Mr. P. Murari and Mr. Arjan Daswani, members.

     The Audit Committee is required to meet at least three times each year, once immediately before the finalization of the Company's annual accounts and once every six months. Its powers and responsibilities include:

     . supervising the Company's financial reporting procedures to ensure that the financial statements give a true and fair view of the financial position of the Company;

     . reviewing with management, the external auditors and the internal auditors the adequacy of internal control systems;

     . reviewing the findings of the internal auditors relating to any internal investigations into matters where there is a suspected fraud or irregularity or failure of internal control systems of a material nature and reporting the same to the Board;

     .    reviewing the Company's financial and risk management policies;

     . reviewing with management the annual financial statements before submission of the statements to the Board, focusing primarily on any change in accounting policies and practices, qualifications in audit reports, compliance with accounting standards, compliance with stock exchange and legal requirements concerning financial statements and any related party transactions that may create a potential conflict of interest with the Company's interests;

     . recommending the appointment and removal of external auditors and audit fees; and

     . investigating any default in the payment by the Company to its shareholders, debenture holders, depositors or creditors.

Remuneration Committee

     Our remuneration committee is currently composed of Messrs. P. Murari, V. Panchapakesan and Prem Ranjani, who are all independent directors. The responsibilities of the remuneration committee are to review, assess and recommend the remuneration package of the executive directors and executive managers.

Compensation Committee

     Our compensation committee is currently composed of Messrs. V. Panchapakesan, Chairman, Krishna K. Subramanian, and P. Murari. The compensation committee administers our Indian Employee Stock Option Plan, the Indian Employee Welfare Trust Program and the U.S. Employee Stock Option Plan.

Shareholder Complaints Committee

     Our shareholder complaints committee is currently composed of Messrs. Krishna K. Subramanian and Arjan Daswani. The committee reviews shareholder and investor grievances and complaints.


D.   Employees

     As of March 31, 2002, we employed approximately 1,729 employees, with about 964 in India and 765 in the United States and the other countries that we operate in. As of January 31, 2003, we have approximately 503 employees. The number of employees over the last three financial years are as follows:

                                          Fiscal Year Ended March 31,
                             --------------------------------------------------
                                 2000              2001               2002
                                 ----              ----               ----

    Number of Employees         1,275             2,600              1,729

Recruiting

     There is global competition, particularly in the United States and India, for information technology professionals with the skills necessary to perform the services offered by us. We invest heavily in our programs to recruit, train and retain qualified employees. We seek to attract, motivate and retain our professionals by offering:

     . multiple professional challenges and to opportunity to work in one or more of our consulting and training divisions;

     .    the ability to work with leading edge technology;

     . attractive compensation plans that align employees interest with our own; and

     .    a stimulating, flexible and entrepreneurial work environment.

Training

     We currently provide programs at the Silverline Institute on many of the ebusiness technologies, as well as our software development and quality processes. We also offer advanced courses affiliated with the Centre for Development for Advance Computing and India's National Centre for Software Technology, including courses to satisfy the requirements for a Post Graduate Diploma in Software Technology. We believe that the Silverline Institute provides us with a competitive advantage in recruiting and retaining information technology professionals.

     Management rewards employees annually based on periodic appraisals of performance. The Company's employees do not belong to any labor unions and are not subject to any collective bargaining agreements.

E.   Share Ownership

Beneficial Ownership of Executive Officers and Directors

     The following table sets forth certain information as of January 31, 2003, regarding the beneficial ownership by each of our directors and executive officers:

                                                   Number of Equity
                                                         Shares            Percentage of
Name                                              Beneficially Owned(1)    Ownership (2)
----                                              ---------------------    -------------
Krishna K. Subramanian (3)(5).................         4,599,591                   *
Ravi Subramanian (4)(5).......................         4,585,654                   *
K. Kulathu Subramanian........................                 0                  --
Arjan R. Daswani..............................            44,500                   *
Prem Ranjani..................................                 0                  --
P. Murari.....................................                 0                  --
Vaidyanathan Panchapakesan....................                 0                  --

----------------
 * Less than 1%

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

(2) The percentages shown are based on 167,854,884 equity shares issued and outstanding as of January 31, 2003.

(3) Of such shares, 4,585,654 equity shares are held directly by Silverline Holdings Corp., a Delaware corporation, whose business address is 53 Knightsbridge Road, Piscataway, NJ 08854, 1,670 equity shares are held directly by Subra Mauritius Ltd., a Mauritius corporation, whose business address is 3rd Floor, Cerne House, Le Chaussee, Port Louis, Mauritius, and 12,267 equity shares are held directly by Shreyas Holdings Ltd., a Maurit corporation, whose business address is Les Cascades Edith Cavell Street, Port Louis, Mauritius. Ravi Subramanian, our Chairman and Chief Executive Officer and Chairman of Silverline Holdings Corp., KS Software Technologies Ltd., a British Virgin Islands corporation, and Subra Mauritius Ltd., beneficially own approximately 46.30%, 45.04% and 8.66%, respectively, of the outstanding voting securities of Silverline Holdings Corp. Krishna K. Subramanian, a Director, Acting Chief Financial Officer and Executive of International Initiatives of our company, beneficially owns 100% of the outstanding voting securities of KS Software Technologies Ltd. and 100% of the outstanding voting securities of Subra Mauritius Ltd. Accordingly, Ravi Subramanian and Krishna K. Subramanian may be deemed to the beneficial owners of the 4,585,654 equity shares held by Silverline Holdings Corp. and Krishna K. Subramanian may be deemed to be the beneficial owner of the 1,670 equity shares held directly by Subra Mauritius Ltd. Krishna K. Subramanian also beneficially owns 100% of the outstanding voting securities of Shreyas Holdings Ltd. Accordingly, Krishna K. Subramanian may be deemed to be the beneficial owner of the 12,267 equity shares held by Shreyas Holdings Ltd.

(4) Such 4,585,654 equity shares are held directly by Silverline Holdings Corp. Ravi Subramanian, our Chairman and Chief Executive Officer and Chairman of Silverline Holdings Corp., KS Software Technologies Ltd., and Subra Mauritius Ltd., beneficially own approximately 46.30%, 45.04% and 8.66%, respectively, of the outstanding voting securities of Silverline Holdings Corp. Krishna K. Subramanian, a Director, Acting Chief Financial Officer and Executive of International Initiatives of our company, beneficially owns 100% of the outstanding voting securities of KS Software Technologies Ltd. and 100% of the outstanding voting securities of Subra Mauritius Ltd. Accordingly, Ravi Subramanian and Krishna K. Subramanian may be deemed to the beneficial owners of the 4,585,654 equity shares held by Silverline Holdings Corp.

(5) The difference between the shares beneficially owned by Krishna K. Subramanian and Ravi Subramanian contained in our annual reports on Form 20-F for the fiscal years ended December 31, 2000 and March 31, 2002, is primarily due to foreclosures and sales by lenders to whom the shares were pledged as collateral for loans.

Employee Benefit Plans

Stock Options and Warrants

     On November 12, 1999, the Company granted 1,000,000 stock options to the resident Indian employees, under an Indian Stock Option Plan I. All options under the plan are exercisable for equity shares, on a one to one basis at an exercise price of Rs.425/-, being the market price of the Company's equity shares on the date of the grant of the option. The options have been granted with a vesting period as below:

          Date of Vesting               No of Options
          4/1/2001                          237,037
          4/1/2002                          312,960
          4/1/2003                          450,003
                 Total                    1,000,000

     The employees have one year to exercise the options from the date of vesting.

     On June 20, 2000, the Company granted 1,000,000 stock options to the employees of its wholly owned subsidiaries, under an ADR Linked Stock Option Plan. All options under the plan will be exercisable for ADSs, on a one to one basis (each ADS equals 2 underlying equity shares), at a price of USD 25 per ADS being the price at which the initial ADS issue has been made by the Company. The options have been granted with a vesting period as below:

          Date of Vesting               No of Options
          07/01/2001                        673,107
          01/01/2002                        167,234
          07/01/2002                          2,729
          01/01/2003                        154,430
          07/01/2003                          2,500
                 Total                    1,000,000

     The employees have three years to exercise the options from the date of vesting.

     On April 16, 2001, the Company granted 700,000 stock options to the resident Indian employees under an Indian Stock Option Plan II. All options under the plan will be exercisable for equity shares, on a one to one basis at an exercise price of Rs.61, being the market price of the Company's equity shares on the date of the grant of the option. The options have been granted with a vesting period as below:

           Date of Vesting         No of Options
           6/30/2002               175,000
           6/30/2003               175,000
           6/30/2004               350,000
                    Total          700,000

     The employees have one year to exercise the options from the date of vesting.

     Pursuant to the acquisition of SeraNova Inc., on April 16, 2001, the Company allotted 2,000,000 stock options to the employees of SeraNova Inc, USA and its subsidiary, in exchange for options held by them in SeraNova Inc. U.S.A., under an ADR linked stock option plan II. All options under the plan will be exercisable for ADSs, on a one to one basis (each ADS equals 2 underlying equity shares), at a price of $2.95 per ADS being the market price of the Company's ADSs on the date of grant of the option. The options have been granted with a vesting period as below:

           Date of Vesting         No of Options
           04/16/2001                551,630
           04/16/2002                289,674
           10/16/2002                289,674
           04/16/2003                289,674
           10/16/2003                289,674
           04/16/2004                289,674
                    Total          2,000,000

     The employees have five years to exercise the options from the date of vesting.

     Further, on the same day the company issued 1,000,000 stock options to the employees of its subsidiaries under an ADR linked Indian Stock Option Plan III. All options under the plan will be exercisable for ADSs on a one to one basis (each ADS equals 2 underlying equity shares), at an exercises price of $2.95 per ADS, being the market price of the company's ADS on the date of grant of the option. The options have been issued with a vesting period as below:

           Date of Vesting         No of Options
           04/16/2002                500,000
           10/16/2003                200,000
           04/16/2002                100,000
           10/16/2003                100,000
           04/16/2002                100,000
                    Total          1,000,000

     The employees have five years to exercise the options from the date of vesting.

     None of the employees have exercised any options as of January 31, 2003.

Indian Employee Stock Option Plans

     Our Indian Employee Stock Option Plan I authorizes the grant of options to purchase 1,000,000 equity shares to eligible employees meeting certain performance criteria. On November 12, 1999, we granted all 1,000,000 options to employees, at an exercise price equal to Rs. 425 per share. Of such options, options to purchase 1,000,000 equity shares were granted to our executive officers and directors. The options vesting on April 1, 2001, 2002 or 2003, and are exercisable for one year from such dates. The Compensation Committee established by our Board of Directors administers the plan.

Indian Employee Welfare Trust Program

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

     As none of the employees exercised their options, they have now lapsed.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

     The following table sets forth certain information as of January 31, 2003, regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our equity shares:

                                                     Number of Equity Shares     Percentage of
Name and Address                                     Beneficially Owned (1)      Ownership (2)
--------------------------------------------------- -------------------------   ---------------
Krishna K. Subramanian (3)(4)(6)..................         4,599,591                       *
Ravi Subramanian (5)(6)............................         4,585,654                      *
Silverline Holdings Corp. (3)(6)...................         4,585,654                      *
Subra Mauritius Ltd. (7)...........................             1,670                      *
Shereyas Holdings (7)..............................            12,267                      *

------------------
*Less than 1%.

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

(2) The percentages shown are based on 167,854,884 equity shares issued and outstanding as of January 31, 2003.

(3) Of such shares, 4,585,654 equity shares are held directly by Silverline Holdings Corp., a Delaware corporation, whose business address is 53 Knightsbridge Road, Piscataway, NJ 08854, 1,670 equity shares are held directly by Subra Mauritius Ltd., a Mauritius corporation, whose business address is Cerne House, 3/rd/ Floor, LeChaussee, Port Louis, Mauritius, and 12,267 equity shares are held directly by Shreyas Holdings Ltd., a Mauritius corporation, whose business address is Les Cascades, Edith Cavells, Port Louis, Mauritius. Ravi Subramanian, our Chairman and Chief Executive Officer and Chairman of Silverline Holdings Corp., KS Software Technologies Ltd., a BVI corporation, and Subra Mauritius Ltd., beneficially own approximately 46.30%, 45.04% and 8.66%, respectively, of the outstanding voting securities of Silverline Holdings Corp. Krishna K. Subramanian, a Director, Acting Chief Financial Officer and Executive of International Initiatives of our Company, beneficially owns 100% of the outstanding voting securities of KS Software Technologies Ltd. and 100% of the outstanding voting securities of Subra Mauritius Ltd. Accordingly, Ravi Subramanian and Krishna K. Subramanian may be deemed to the beneficial owners of the 4,585,654 equity shares held by Silverline Holdings Corp. and Krishna
     K. Subramanian may be deemed to be the beneficial owner of the 1,670 equity shares held directly by Subra Mauritius Ltd. Krishna K. Subramanian also beneficially owns 100% of the outstanding voting securities of Shreyas Holdings Ltd. Accordingly, Krishna K. Subramanian may be deemed to be the beneficial owner of the 12,267 Equity shares held by Shreyas Holdings Ltd.

(4) The address of Krishna K. Subramanian is 1st Floor Gulshan Villa, Oomer Park, Warden Rd., Mumbai 400026.

(5) The address of Ravi Subramanian is 216 Mountain Blvd. Watchung, NJ 07060 USA. See also note 3.

(6) The difference between the shares beneficially owned by Krishna K. Subramanian and Ravi Subramanian contained in our annual reports on Form 20-F for the fiscal years ended December 31, 2000 and March 31, 2002, is primarily due to foreclosures and sales by lenders to whom the shares were pledged as collateral for loans.

(7)  See Note 3.

     As of January 31, 2003 we had 167,854,884 equity shares issued and outstanding. As of January 31, 2003, there were approximately 63 registered holders of ADSs (underlying 8,465,176 Equity Shares), of which 51 holders had addresses in the United States. As of January 31, 2003, there was one registered holder of GDRs representing 36,760,176 underlying equity shares. As of such date, there were approximately 225,000 registered holders holding 98,164,476 equity shares listed and traded on stock exchanges in India.

B.   Related Party Transactions

Related Party Transactions

     Other than compensation agreements and other arrangements, described in "Item 6 - Directors, Senior Management and Employees" and the transactions or series of transactions described below, since January 1, 1999, there has not been, nor is there currently proposed, any transaction or series of transactions to which Silverline is or will be a party:

     .    in which the amount involved is or was material; and

     . in which any of its directors or officers, or any member of their immediate family, or any company or government entity which holds a controlling interest in Silverline's equity shares has, had or will have a direct or indirect material interest.

Silverline Technologies Inc., USA (STI)

     On December 28, 1999, Silverline Holdings Corp., a Delaware corporation controlled by Mr. Ravi Subramanian, our Chairman and Chief Executive Officer, sold 50,000 shares of common stock of STI (representing 100% of the stock held by it in STI) to our company in exchange for the issue to it of 4.5 million equity in the capital of our company having a value of approximately $46.25 million.

     Further, our company made additional investments of $54.7 million in the common stock of STI for expansion of sales and marketing operations and for meeting the consequent additional working capital requirement. Against such additional investment, we have been allotted 58,815 shares of common stock of STI having a par value of $100 per share. In addition, we have given a guarantee of $40 million to Hong Kong and Shanghai Banking Corporation Ltd., USA for banking facilities granted by the bank to STI. The credit facility to the extent of $30 million is presently not operational. See Item 8 - Financial Information
- Consolidated Statements and Other Financial Information - Legal Proceedings - HSBC Bank USA v. Silverline Technologies Inc., Silverline Technologies Limited, Silverline Technologies (Canada) Inc., Silverline Technologies UK Limited, SeraNova Inc., and Ravi Subramanian."

     In 1999, STI made an advance of $3.6 million in the form of payments made to Silverline Holdings Corp. in connection with its corporate restructuring. The entire amounts advanced have been repaid as of December 31, 1999.

     STI made advances in the form of payments made on behalf of Ravi Subramanian, our Chairman and Chief Executive Officer, totaling $787,640, and $1,885,000 during 1999 and 2000. The amount has been repaid as at the end of 1999 and 2000.

     During 2000, STI made an advance to K S Software International Inc., a corporation controlled by Krishna K. Subramanian, our Vice Chairman, Acting Chief Financial Officer and Executive for International Initiatives, in the amount of $1.0 million. The entire amount advanced was repaid as of December 31, 2000.

     During 2000 and 2001, STI has paid rent of $750,000 to Silverline Holdings Corp. STI made advances of $3,558,911 and $10,530,529 during 1999 and 2000, respectively, to Silverline Holdings Corp. As of March 31, 2002, $4,881,290 remained outstanding and is included in prepaid expenses and other current assets.

     We have an agreement with our wholly owned subsidiary STI to execute offshore software consulting, design and programming services for projects designated by STI. This agreement is regularly reviewed. The rates adopted for inter-company business are in line with accepted practices in the industry.


     During the fiscal year ended March 31, 2002, STI paid rent of $732,248 to Silverline Holdings Corp. For the three months ended June 30, 2002, STI paid rent of $140,000 to Silverline Holdings Corp.

Issuance of Warrants to Promoter Company

     On December 18, 2001, at an Extra-ordinary General Meeting, the shareholders of our company resolved to offer, issue and allot, for cash consideration, on a preferential basis, 20.0 million warrants convertible into equity shares to Subra Mauritius Ltd., a company owned by Mr. Krishna K. Subramanian, our Vice-Chairman, Acting Chief Financial Officer and Executive for International Initiatives. The warrant holder shall have the option of subscribing for one equity share per warrant at a price of Rs. 51/- at any time within 18 months from the date of the allotment of the warrant i.e. March 16, 2002. Subra Mauritius Ltd. has subscribed to the warrants in accordance with the terms of the Preferential Placement Guidelines of The Securities and Exchange Board of India. Subra Mauritius Ltd. declined to exercise the warrants, and the warrants lapsed. As a result, our company has forfeited the application monies received from Subra Mauritius.

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

Loans to Executive Officers

     During fiscal 2002, Silverline Technologies, Inc., our U.S. subsidiary, loaned Ravi Subramanian, our Chairman and Chief Executive Officer, an aggregate of $75,000. As of March 31, 2002, there was $15,000 outstanding on these loans to Mr. Subramanian.


C.   Interests of Experts and Counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

     See the consolidated financial statements, including the notes thereto, and exhibits listed in Item 19 hereof and incorporated herein by this reference.

Legal Proceedings

     Other than as described below, there are currently no other material legal proceedings pending or, to the knowledge of our management, threatened against us other than legal proceedings and claims which may have arisen in the ordinary course of business and which when ultimately concluded and determined, will not, in the opinion of our management, have a material effect on the results of our operations or on our financial position.

U.S.-Based Litigation

CIT Canada Inc and Net Objects Inc v. Gaming Lottery Corporation

     Our wholly-owned subsidiary CIT Canada Inc. commenced a lawsuit on June 17, 1998, in the Superior Court of the Province of Ontario, Court File No. 98-CV-149817 against the Gaming Lottery Corporation for the improper repudiation of a Software Development Agreement, claiming Cdn.$21.0 million in damages. The Gaming Lottery Corporation has asserted counterclaims against CIT Canada and has claimed damages in the amount of Cdn.$10.0 million. We believe that the counterclaims have no merit. A hearing is scheduled for April 11, 2003, at which time it is expected that a court order setting a timetable to complete discovery will be established.

NSA Investments II LLC v. SeraNova Inc., Rajkumar Koneru, Ravi Singh, Intelligroup Inc., and Silverline Technologies Limited

     On February 7, 2001, NSA Investments II LLC, ("NSA"), filed a lawsuit in the United States District Court for the District of Massachusetts, Case No. 01-10223 (PBS), against our company and its subsidiary, SeraNova, and two of its officers, Rajkumar Koneru and Ravi Singh, and Intelligroup, Inc., ("Intelligroup"), the former parent company of SeraNova. In or about May, 2001, NSA agreed to dismiss Silverline from the action without prejudice. This action arises from a $4.0 million investment made by NSA in SeraNova in March 2000 (when SeraNova was owned by Intelligroup), as part of a private placement of SeraNova's securities. NSA alleges, among other things, that SeraNova breached the terms of the stock purchase agreement pursuant to which NSA made its investment in SeraNova. The complaint alleges: (i) negligent misrepresentation, fraudulent misrepresentation, and securities law violations against SeraNova, Mr. Koneru and Mr. Singh; (ii) breach of contract and unfair trade practices against SeraNova; and (iii) securities law violations against Intelligroup. NSA also seeks unspecified damages and unspecified multiple damages and attorneys' fees from SeraNova, Intelligroup and the two individual defendants.

     SeraNova and Messrs. Koneru and Singh answered NSA's complaint and intend to vigorously contest and deny the allegations of wrongdoing set forth therein. By Memorandum and Order dated September 30, 2002, the court granted, in part, NSA's motion for partial summary judgment, in connection with NSA's claim for breach of contract arising out of express representations made in the stock purchase agreement concerning Intelligroup's spinoff of SeraNova in July 2000. The court scheduled a pre-trial conference for October 31, 2002. At the pre-trial conference, the court set a final pre-trial conference for February 11, 2003, and a trial date of February 24, 2003. On January 20, 2003, the defendants agreed to settle the matter. On January 24, 2003, counsel for NSA notified the court that the case was settled. On January 28, 2003, the court issued an order dismissing the action without prejudice to any party reopening the action within 30 days if the settlement is not consummated. On February 13, 2003, NSA's counsel advised defendant's counsel that NSA would reopen the matter if the settlement is not consummated by February 14, 2003. As of February 14, 2003, the settlement had not been consummated.

Montrose Investments, Ltd. and Strong River Investments, Inc. v. Silverline Holdings, Silverline Technologies, Inc., SeraNova and Ravi Subramanian

     In or about April 2002, Montrose Investments, Ltd., or Montrose, and Strong River Investments, Inc., or Strong River, commenced action in the Supreme Court of the State of New York, County of New York, by filing motions for summary judgment in lieu of a complaint, against Silverline Holdings, Silverline Technologies, Inc., SeraNova and Ravi Subramanian seeking approximately $2,395,146 in each action for alleged defaults on promissory notes. The defendants opposed the motions. In or about July 2002, judgments were entered in favor of Montrose and Strong River against the defendants, jointly and severally in the amount of $2,395,146 in each case.

     On July 17, 2002, Strong River and Montrose took steps to enforce the judgments, including serving restraining notices against the corporate defendants pursuant to New York Civil Practice Law and Rules, restraining the corporate defendants from the sale, assignment, transfer or interference with their property. On or about August 28, 2002, the defendants entered into settlement agreements under which they agreed to pay $1.5 million to Strong River and $1.5 million to Montrose. Under the terms of the settlement, each plaintiff was to be paid $500,000 on or before August 28, 2002 and $1.0 million on or before October 5, 2002. The plaintiffs agreed to vacate the restraining notices served on the corporate defendants, and the parties agreed to exchange releases. We were not able to pay the settlement amounts in time although approximately $1.5 million was paid to Montrose and Strong River. Because of our inability to pay settlement amounts in time, Montrose and Strong River claim that the entire amount of their judgments less amounts received by them are still due to them.

Intelligroup Inc. v. SeraNova Inc., Silverline Technologies Limited and Silverline Technologies Inc.

     In August 2001, Intelligroup commenced litigation against SeraNova, Silverline Technologies, Ltd. (Silverline Ltd.) and Silverline Technologies, Inc. (Silverline Inc.) in the Superior Court of the State of New Jersey, Middlesex County, Case No. L-007991-01, to recover approximately $10.5 million alleged to be due and owing to Intelligroup on a promissory note issued by SeraNova and approximately $500,000 alleged to be owed by SeraNova to Intelligroup under a consulting contract under which Intelligroup provided consulting services to SeraNova. SeraNova has asserted a counterclaim for reformation of the promissory note on the grounds that the note was supposed to reflect certain cost allocations to the divisions of Intelligroup, which were spun off to form SeraNova, but in fact did not properly reflect such costs. In addition, SeraNova asserted a series of counterclaims seeking damages in excess of $5.0 million as a result of breaches by Intelligroup of various contracts, including an alleged improper termination by Intelligroup of SeraNova's access to a satellite link for computer data transmission that Intelligroup had procured for the benefit of both Intelligroup and SeraNova. The parties have exchanged interrogatories, produced documents and taken depositions. A trial date of February 27, 2003, has been scheduled.

Intelligroup, Inc. v. SeraNova, Inc., Silverline Technologies Limited, and Silverline Technologies Inc.

         In March 2002, Intelligroup commenced arbitration proceedings against SeraNova, Silverline Ltd. and Silverline Inc. with the American Arbitration Association seeking damages arising from alleged breaches by SeraNova, Silverline Ltd. and Silverline Inc. of their obligation to pay rent for four facilities located in Edison, New Jersey, Foster City, California and Phoenix, Arizona, under a space sharing agreement and a contribution agreement between Intelligroup and SeraNova. Intelligroup also sought to terminate the various leases and accelerate all of the payments due, seeking over $4.5 million in damages.

         Silverline Inc. and Silverline Ltd. objected to the arbitration award covering them on the grounds that they had not agreed to arbitrate and that only a court could determine otherwise. The arbitration panel overruled that objection and conducted an arbitration proceeding in late June 2002. On or about August 9, 2002, the arbitration panel issued an award in favor of Intelligroup and against SeraNova, Silverline Inc. and Silverline Ltd. in the sum of approximately $625,000, and reserved the right to issue additional awards with respect to each subsequent quarter-year's worth of future lease obligations, which the panel determined would not form the subject of a current accelerated award.

         On August 12, 2002, Intelligroup commenced an action in the Superior Court of the State of New Jersey, County of Middlesex, Case No. 0222-02, to confirm the arbitration award. Judgment was entered by the court against SeraNova on the award. Silverline Inc. and Silverline Ltd. renewed their objection to the arbitration award being confirmed as to them on the grounds that they had not agreed to arbitrate and that only a court could determine otherwise. On October 3, 2002, the court entered a judgment against Silverline Inc. and Silverline Ltd. confirming the award granted by the arbitration panel.

         SeraNova, Silverline Ltd. and Silverline Inc. negotiated a partial settlement in connection with a transition of a portion of their employees providing certain information technology services that involved a release from liability to Intelligroup with respect to one of the four properties at issue in the arbitration that reduced the amount of the judgment against SeraNova, Silverline Ltd. and Silverline Inc. by approximately $97,000. For more information about the employee transition which has since been completed, please see "Item 4 - Information on the Company - Recent Developments."

         The judgment (subject to reduction as described in the preceding paragraph) remains outstanding and could be increased if future lease payments are not made and the arbitration panel issues a subsequent award against SeraNova, Silverline Inc. and Silverline Ltd.

         In addition, Intelligroup has commenced a subsequent action, docket number C-350-02 in the same court, seeking to enforce subsequent payment defaults in court rather than pursue arbitration. A judgment of approximately $219,000 has been entered against SeraNova, Silverline Inc. and Silverline Ltd. on account of subsequent rent defaults. Intelligroup also has sought a judgment of approximately $236,000 against SeraNova, Silverline Inc. and Silverline Ltd. for legal fees arising out of the lease breaches. It is anticipated that a judgment for that amount will be entered shortly.

         Our litigation counsel has advised us that if we do not make future lease payments, we will not have a defense for non-payment in future proceedings.

Starpoint Solutions Inc. v. Silverline Technologies Limited

         On January 4, 2002, Starpoint Solutions Inc., a Delaware corporation, filed a complaint with the United States District Court for the Southern District of New York, Civil Action No. 02 CV 0083 (PKL), against Silverline Ltd. The complaint alleged: (i) breach of the terms of a securities purchase agreement and a memorandum of understanding relating to the obligation of Silverline Ltd. to purchase certain securities from Starpoint; and (ii) breach of implied covenant of good faith and fair dealing. On March 18, 2002 Silverline Ltd. filed an answer disputing the allegations and asserting counterclaims against Starpoint. On September 26, 2002, Starpoint and Silverline reached an agreement in principle to settle the dispute and filed a stipulation of dismissal with the court. Under the proposed settlement agreement: (i) the lawsuit will be dismissed; (ii) Silverline Ltd. will provide Starpoint with credit in the amount of $250,000 to be applied against any software development work to be provided to Starpoint outside North America by Silverline Ltd. from its development centers in India through August 3, 2003; and (iii) Silverline Ltd. will provide Starpoint with credit in the amount of $100,000 to be applied against any IT consulting or staffing services to be provided by Silverline Ltd. to Starpoint in North America through August 3, 2003. If the settlement is not consummated, then either party may withdraw the stipulation of dismissal provided such withdrawal was prior to September 26, 2002. As of September 26, 2002, the stipulation of dismissal had not been withdrawn and the parties entered into a settlement agreement in accordance with terms described above.

HSBC Bank USA v. Silverline Technologies Inc., Silverline Technologies Limited, Silverline Technologies (Canada) Inc., Silverline Technologies UK Limited, SeraNova Inc., and Ravi Subramanian

         On May 28, 2002, HSBC Bank USA, our primary lender, withdrew a secured line of credit made available to Silverline Inc. due to uncured events of default committed by Silverline under the loan facility and commenced an action in the United States District Court for the Southern District of New York, Case No. 02-CV-4007, against Silverline Inc. and Silverline Ltd., Silverline Technologies (Canada) Inc. ("Silverline-Canada"), Silverline Technologies UK Limited ("Silverline-UK"), SeraNova and Ravi Subramanian, as guarantors (the "Guarantors"), to recover in excess of approximately $27.3 million, plus interest, in connection with the loans made HSBC to Silverline Inc. under the loan facility. HSBC Bank currently holds and has begun enforcing a judgment against all defendants arising out of this proceeding in the approximate amount of $27.5 million pursuant to a settlement agreement (the "Settlement Agreement") dated September 18, 2002, approved by the court. Defendants are entitled to a credit of approximately a little more than $7.0 million against the judgment for payments made. HSBC's lawsuit is on behalf of itself and as collateral agent of Bank of Baroda. Bank of Baroda has threatened to file its own lawsuit. HSBC has issued restraining notices restraining the defendants from sale, transfer or disposition of their assets. HSBC also moved to seek turnover of the proceeds from our GDR offering (the Turnover Motion). Pursuant to a letter agreement between the parties the Turnover Motion has been adjourned without a date.

Intelligroup, Inc. v. Silverline Technologies, Inc., Silverline Technologies, Ltd., SeraNova, Inc. and HSBC Bank

         On October 4, 2002, Intelligroup filed a complaint in the Superior Court for the State of New Jersey, County of Middlesex, Case No.L-9094-02, against Silverline Technologies, Inc., Silverline Technologies, Ltd., SeraNova, Inc. and HSBC Bank. As previously disclosed above in this annual report on Form 20-F, HSBC Bank holds a judgment against Silverline in the approximate amount of $27.5 million pursuant to the Settlement Agreement. In this action, Intelligroup is alleging, among other things, that it is entitled to recover from HSBC and the Silverline defendants certain monies that HSBC has received from the Silverline parties and others in connection with the claims brought by HSBC in its action against the Company and its subsidiaries.

Sovereign Bank v. Silverline Holdings Corp., Ravi Subramanian and Silverline Technologies Inc.

         In June 2002, Sovereign Bank (Sovereign) commenced two separate actions in the Superior Court of New Jersey, Middlesex County, Docket Nos. L-5092-02 and F-10240-02, against Silverline Holdings, Inc. (Holdings), Ravi Subramanian and Silverline Technologies, Inc. (collectively, the Silverline Parties) relating to what Sovereign claims are defaulted construction and term loans which were not repaid according to their terms. Sovereign claims to be owed approximately $6.5 million.

         The collateral for the loan is the office building owned by Holdings located in Piscataway, New Jersey (Property). In the first action, Sovereign seeks to foreclose its mortgage interest (the Foreclosure Action). In the second action, Sovereign sought and obtained a money judgment against Holdings as the borrower under the loan instruments, and as against Ravi Subramanian, individually, as the guarantor of the loan (the Money Judgment Action). Silverline Inc. is a tenant at the property and is obligated to pay rent to Holdings pursuant to a lease between the parties.

         In the Foreclosure Action, the Silverline Parties entered into a partial settlement with respect to Silverline Inc.'s continued tenancy and the appointment of a receiver for the Property. Under the settlement, Silverline Inc. is obligated to pay $75,000 per month to Sovereign, representing its rent payments otherwise due to Holdings, and must pay real estate taxes accruing on the Property. Silverline Inc. may continue this arrangement without the appointment of a receiver as long as the rent payments continue to be made. Payments were made until November 2002. Real estate taxes, however, remain in arrears. In early December 2002, the court presiding over the Foreclosure Action appointed a receiver for the Property. The receiver has made a demand for payment and commenced an eviction action for non-payment of rent and Silverline Inc.'s breach of the lease. The eviction action is scheduled to be heard on February 19, 2003. Sovereign has joined certain junior lienholders in the Foreclosure Action for the purposes of extinguishing their interest in the Property. These lienholders include Bank of India, Countywide Architectural, and Dellanno Construction.

         Sovereign has scheduled a judicial sale of the Property for March 5, 2003 unless the debt is otherwise paid or refinanced.

         In October 2002, the court presiding over the Money Judgment Action issued a judgment against Holdings and Subramanian in the approximate amount of $6.4 million, but not against Silverline Inc. since it is not an obligor of the loan. Neither Holdings nor Subramanian have appealed the court's judgment.

         On November 27, 2002, Sovereign moved for an order permitting it to sell the Property at a judicial sale. The court decided the motion on or about December 30, 2002, and issued a final judgment. The foreclosure sale will take on March 5, 2003, although Holdings has the right to adjourn it for four weeks until early April 2003.

Information Leasing Corporation, Inc.  v. Silverline Technologies Inc.

         On August 5, 2002, Information Leasing Corporation commenced litigation in the Superior Court of New Jersey, Middlesex County, Case No. L-7259-02, against Silverline Inc., relating to Silverline's failure to make lease payments on certain equipment leased from Information Leasing Corporation. Information Leasing Corporation is demanding the payment of $204,244 (as of June 7, 2002), plus interest and late fees. This litigation is currently in the discovery phase, and at this time, the Company is not able to express any view as to whether it will prevail in this action.

Gajanan Vengurlekar and Umesh Pachpande v. Silverline Technologies, Ltd., SeraNova, Inc., Silverline Technologies, Inc. Dr. Nirmal Jain, Ravi Subramanian, Kulathu Subramanian and Doe Corporation 1-20.

         On September 25, 2002, Gajanan Vengurlekar and Umesh Pachpande commenced litigation against our company, certain of its officers, and other parties in the United States District Court for the Southern District of New York, Case No. 02-CV-7724. Plaintiffs purport to represent a class of all current and former U.S. employees of Silverline Technologies, Inc. and SeraNova, Inc. Plaintiffs have not sought or obtained class certification. The Amended and Supplemental Class Action Complaint alleges that the class was not paid wages, salaries and other compensation, that withheld taxes were not paid, and that pension plan contributions were wrongfully retained by defendants. Silverline served its answer and defenses on the plaintiffs on January 29, 2003. Plaintiffs have made a settlement demand for $889,486.38. This action is currently pending. We are considering all of our options, including exploring an out-of-court settlement with plaintiffs and vigorously contesting defendants' liability in the action.

New Jersey Department of Labor v. Ravi Subramanian and Silverline Technologies, Inc.

         The New Jersey Department of Labor brought an administrative action against Silverline Inc., Case #GE-2009-0702-STO. On December 17, 2002, the New Jersey Department of Labor issued a Final Order requiring the payment of $4,583,265 in unpaid employee wages, $100,000 in administrative penalties, and $528,786.77 in administrative fees. The New Jersey Department of Labor has threatened to file its order as a judgment, but Silverline Inc. has objected to the Department of Labor's attempt to enter judgment without affording an opportunity for a hearing. The Department of Labor has rejected Silverline Inc.'s request for a hearing. Silverline Inc. is exploring all of its options, including an out-of-court settlement and vigorously contesting liability in this administrative matter.

eWork Services (f/k/a Tristep Inc., f/k/a Brava Services) v. Silverline Technologies Inc. (f/k/a SeraNova)

         eWork Services filed suit on April 15, 2002 in the Superior Court of California, County of San Joaquin, Docket Number TY 06040, alleging non-payment pursuant to a temporary services agreement dated May 3, 2000, between SeraNova and Brava Services, Inc., eWork's predecessor-in-interest. eWork seeks judgment in the amount of $17,891.49. On August 26, 2002, eWork filed an Entry of Default against defendant. Silverline Inc. is considering all of its options, including exploring an out-of-court settlement with plaintiff and vigorously contesting defendant's liability in the action.

Northwest Business Center, LLC v. Silverline Technologies Inc.

         On July 12, 2002, Northwest Business Center, as landlord, filed claims against Silverline Inc. in Arizona Superior Court, Maricopa County, Case No. CV 2002-013434, for failure to pay rent at a commercial site and failure to pay a dishonored check. Northwest Business Center seeks approximately $200,000 in damages and attorneys fees. On August 22, 2002, Northwest Business Center filed an application for entry of default in this proceeding. Management is considering all of its options, including exploring an out-of-court settlement with plaintiff and vigorously contesting defendant's liability in the action.

PR Newswire Association, Inc. v. Silverline Technologies Inc. and Silverline Technologies, Ltd.

         On September 10, 2002, PR Newswire filed a complaint against Silverline Ltd. and Silverline Inc. in the Superior Court of New Jersey, Middlesex County, Special Civil Part, Docket No. DC-10881-02, for failure to pay invoices for information services rendered in the amount of $12,845.00. Silverline Ltd. and Silverline Inc. filed an answer on November 26, 2002. PR Newswire has moved to strike the answer on the ground that we have not replied to their discovery request. The matter is pending and the parties are currently engaged in settlement discussions.

Parker Interior Plantscape, Inc. v. Silverline Technologies, Inc.

         On August 13, 2002, Parker Interior filed a complaint in the Superior Court of New Jersey, Middlesex County, Special Civil Part, Docket No. DC-11021-02, against Silverline Inc. for failure to pay invoices for horticultural services rendered in the amount of $8,922.83, and Silverline Inc. filed an answer on November 26, 2002. The matter is currently pending. Silverline Inc. is considering all of its options, including exploring an out-of-court settlement with plaintiff and vigorously contesting defendant's liability in the action.

Simonik Moving & Storage, Inc. v. Silverline Technologies, Inc.

         Simonik Moving filed a complaint on August 15, 2002 in the Superior Court of New Jersey, Middlesex County, Docket No. 10063-02, against Silverline Inc. for failure to pay invoices for moving services rendered in the amount of $5,702.34. Silverline Inc. is considering all of its options, including exploring an out-of-court settlement with plaintiff and vigorously contesting defendant's liability in the action.

Oak Brook International Associates Limited Partnership v. Silverline Technologies Inc.

         On August 22, 2002, Oak Brook International Associates brought this action in New York City Civil Court, Index No. 2002-08210, to enforce a judgment that it had obtained against Silverline Inc. on March 11, 2002 in the State of Illinois in the amount of $22,270.34. On August 20, 2002, Oak Brook served a copy of the summons and complaint upon Silverline Inc. through the Secretary of State of the State of New York. Silverline Inc. is considering all of its options, including exploring an out-of-court settlement with plaintiff and vigorously contesting defendant's liability in the action.

Colonial Pacific Leasing Corporation d/b/a GE Capital, Colonial Pacific Leasing Corporation Assignee of Jules and Associates, Inc. v. Silverline Technologies, Inc.

         In a letter dated September 24, 2002, purported plaintiff threatened a lawsuit in the Superior Court of New Jersey, Middlesex County for default under an equipment lease in the amount of $169,478.91. Silverline Inc. is considering all of its options, including exploring an out-of-court settlement with purported plaintiff and vigorously contesting liability in the action.

Dow Jones Reuters Business Interactive, LLC d/b/a Factiva v. SeraNova

         Dow Jones Reuters Business Interactive filed a complaint against SeraNova on September 11, 2002, in the Superior Court of New Jersey, Middlesex County, Docket No. 7835-02 for failure to pay invoices for information technology services rendered in the amount of $16,841.75. SeraNova filed an answer on November 13, 2002. The matter is currently pending. SeraNova is considering all of its options, including exploring an out-of-court settlement with plaintiff and vigorously contesting defendant's liability in the action.

Republic Bank, Inc. v. Silverline Technologies, Inc.

         Republic Bank filed a complaint against Silverline Inc. on July 16, 2002 in the Third Judicial District Court of Salt Lake County, State of Utah, Docket No. 020906661, for breach of a lease agreement in the amount of $332,861.00. Silverline Inc. is considering all of its options, including exploring an out-of-court settlement with plaintiff and vigorously contesting defendant's liability in the action.

Sivaraman Anbarasan and CTC Corp. v. Ravi Subramanian, Silverline Technologies, Inc., Silverline Technologies Limited and Software Solutions, Inc.

         On July 2, 2002, plaintiffs instituted a lawsuit in the Superior Court of New Jersey, Middlesex County, Docket No. MID-L-006401-02, suing corporate and individual defendants for breach of contract, misrepresentation, tortuous interference, unjust enrichment and breach of covenant of good faith and fair dealing based on alleged breaches of a stock purchase agreement and other oral promises. Plaintiffs seek in excess of $250,000 in damages. On January 10, 2003, the Court granted the defendants' motion to dismiss with leave to amend within 20 days. On January 21, 2003, plaintiffs filed an amended complaint re-alleging the same causes of action against the same defendants with more specific facts. Defendants' filed their answer to the amended complaint on February 10, 2003. Simultaneously, defendants asserted counterclaims for misrepresentation and securities fraud against plaintiff Anbarasan and filed a third-party complaint alleging misrepresentation, securities fraud, breach of contract, and breach of the covenant of good faith and fair dealing against E-COMMIT, Inc. This action is currently pending. We are considering all of our options, including exploring an out-of-court settlement with plaintiff and vigorously contesting our liability in the action.

Columbia Bank, a Federal Savings Bank, formerly Columbia Bank, v. Silverline Technologies Inc.

         Columbia Bank filed a complaint against Silverline Inc. on November 27, 2002, in the Superior Court of New Jersey, Bergen County, Docket No. BER-L-9670-02, alleging that Silverline Inc. had defaulted on its obligations under a bank note in the amount of $26,756.09. Silverline Inc.'s answer to the complaint is due on March 3, 2003, and the matter is currently pending. Silverline Inc. is considering all of its options, including exploring an out-of-court settlement with plaintiff and vigorously contesting defendant's liability in the action.

Other U.S.-Based Matters

Investigation by the United States Department of Labor Pension and Welfare Benefits Administration

         On or about October 4, 2002, the United States Department of Labor Pension and Welfare Benefits Administration commenced an investigation into the ERISA plans of our subsidiaries Silverline Technologies Inc., SeraNova, Inc. and Megasys, Inc. These entities face potential liabilities of approximately $900,000 in connection with monies owed to 401(k) and other ERISA plans. As of the date of this report, the investigation is still pending.

Demand Letter from RMR Systems, Inc.

         On or about January 3, 2003, Silverline Inc. received a demand letter from RMR Systems, Inc. claiming that Silverline owed RMR Systems $85,525, pursuant to the terms of a Master Consulting Agreement between Silverline and RMR Systems. To date, no legal proceedings had been instituted by RMR Systems against Silverline Inc. in connection with this matter.

International Litigation, Including India-Based Matters

Andhra Bank Litigation

         In December 2002, Andhra Bank commenced legal proceedings in India against our company and its subsidiaries seeking the recovery of approximately $5.65 million, plus interest, which was owed by our subsidiary SeraNova India Pvt. Ltd., and which had been guaranteed by our company. We are currently negotiating with the bank to extend the time period over which these payments must be made. No assurance can be given that we will receive any extension. The next hearing in the case is scheduled for March 26, 2003.

Punjab National Bank Litigation

         In December 2002, Punjab National Bank commenced legal proceedings in India against our company seeking the recovery of approximately $1.01 million, plus interest, which we had borrowed from the bank. In connection with the filing of this lawsuit, the bank has served a notice to us for taking possession of the assets granted as collateral for the facility. We are currently negotiating with the bank to extend the time period over which these payments must be made. No assurance can be given that we will receive any extension. No hearings have yet been held in this matter, and none are currently scheduled.

Lazard India Ltd. Litigation

         In January 2003, Lazard India Ltd. initiated legal proceedings against our company in India for the recovery of approximately $40,000, plus interest. No date has been set for a hearing in this matter.

Intelligroup Litigation

         In July 2002, Intelligroup initiated legal proceedings against our subsidiary SeraNova India Pvt. Ltd. for the recovery of approximately $160,000, of which SeraNova India has paid approximately $90,000. We expect the court to issue schedules for the repayment of the balance owed in the near future.

Legal Proceedings with Landlord

         In December 2002, the landlord of the premises of our SeraNova India Pvt. Ltd. subsidiary, located in Hyderabad, India, commenced legal proceedings in India to recover back rent of approximately $3.53 million, plus interest. No trial date has been set.

Litigation with Aims Communications Ltd. and Tata Finance Ltd.

         In November 2002, Aims Communications and Tata Finance commenced legal proceedings in India against our company for the recovery of approximately $60,000, plus interest. We have reached a settlement with these two plaintiffs pursuant to which we are obligated to pay approximately $500,000, to be paid in installments. The last installment is due on April 17, 2003.

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

B.       Significant Changes

Change in Business Strategy

         In July 2002, we implemented new business strategies which focus on providing Business Process Outsourcing (BPO) and IT Enabled Services (ITES). We will continue to provide applications development and software consulting services. We are in negotiations with major BPO and ITES vendors in the United States and Europe and expects to begin outsourcing of new projects in these areas from our Software Technology Park Centers in Chennai and Thane, India in 2003, although we cannot assure you that we will be able to accomplish this goal. As a result, the Company's onsite-based activities in Piscataway, New Jersey, will be scaled down.

Public Offering of Global Depositary Shares

         On November 22, 2002, we did an offering on the Luxembourg Stock Exchange of Global Depository Shares (GDSs) represented by Global Depository Receipts. In connection with the offering, we issued 15.0 million GDSs representing 60.0 million of our Equity Shares at $1.16 per GDS. Each GDS represents four of our Equity Shares. Net of discounts, commissions and offering expenses, including legal fees, we will realize proceeds of approximately $13.0 million. We intend to use the net proceeds from the offering to reduce debt and for working capital purposes. Our GDSs trade on the Luxembourg Stock Exchange under the ticker symbol "SLVT.LX". Following the completion of the offering, we will have a total of 167,854,884 Equity Shares outstanding. For information about certain of the uses of proceeds of the offering, see "Item 8 - Financial Information - Consolidated Statements and Other Financial Information - Legal Proceedings - HSBC Bank USA v. Silverline Technologies Inc., Silverline Technologies Limited, Silverline Technologies (Canada) Inc., Silverline Technologies UK Limited, SeraNova Inc., and Ravi Subramanian."

Transition of Certain Employees

         We recently completed the following three transactions pursuant to which we transitioned certain employees in order to raise cash to, among other things, repay certain borrowings from HSBC Bank, our secured lender, and to pay certain amounts owed to our vendors and creditors.

Transactions With Cognizant Technology Solutions U.S. Corporation

         Effective October 23, 2002, the Company and its subsidiaries transitioned certain of their employees to Cognizant Technology Solutions U.S. Corporation. Under the transaction, the Company terminated and Cognizant hired employees and subcontractors based in the United States, India, and the United Kingdom who were engaged in providing information technology services to American Express (the "Amex Business"). The fee paid by Cognizant for the transition was $9,786,023, of which approximately $4,603,000 was paid to HSBC Bank to repay certain borrowings made by the Company, $388,134 was paid to the Company's subcontractors, $331,732 was paid to certain vendors, and $497,000 was paid to a judgment creditor. The remaining portions of the fee were used to pay certain employee liabilities of the Company, including salaries and related expenses.

         In addition, Cognizant entered into a three-month renewable services agreement pursuant to which the Company will provide to Cognizant certain hardware, software and associated information infrastructure utilized by the Company in the Amex Business. In exchange, Cognizant will reimburse the Company for certain of its operating costs for providing such services. This service agreement has since been terminated.

Transactions With Logic Soft, Inc.

         On November 20, 2002, the Company transitioned, effective October 15, 2002, certain of its information technology professionals to Logic Soft, Inc. In exchange, Logic Soft paid, for the benefit of the Company, a fee of approximately $195,952 to certain vendors and creditors of the Company.

Transactions With i-Flex Solutions Inc.

         On December 10, 2002, the Company and its subsidiaries transitioned, effective December 4, 2002, their employees engaged in providing certain information technology services to Citicorp and Greenpoint Mortgage to i-Flex Solutions, Inc. In exchange, i-Flex paid, for the benefit of the Company, a fee of approximately $425,621, and assumed certain obligations of the Company totaling approximately $415,688, consisting primarily of certain employee liabilities, including salaries and related expenses. Of the total fee paid, $250,000 was paid to HSBC Bank to repay certain borrowings made by the Company and its subsidiaries.

         In addition, the Company entered into three one-month renewable services agreements with i-flex, pursuant to which the Company will provide to i-flex certain software, interfaces and other infrastructure necessary to operate and service the Citicorp and Greenpoint Mortgage accounts. In exchange for such services, i-flex will reimburse the Company for certain of its operating costs for providing such services.

Changes in Management

         On October 29, 2002, Mr. K. Kulathu Subramanian was appointed a Wholetime Director of the Company, and on December 3, 2002, Dr. Nirmal Jain, then the Company's Vice Chairman of the Board of Directors, President and Chief Executive Officer, resigned from his positions with the Company for personal reasons. Dr. Jain had served in such capacities since August 6, 2002. Ravi Subramanian, the Company's Chairman of the Board of Directors, was appointed Chief Executive Officer by the Board.

Change in Fiscal Year

         On April 30, 2002, the Board of Directors approved a change in our fiscal year end from March 31 to June 30. As a result, we are filing in this Annual Report on Form 20-F a transition report for the transition period from April 1, 2002 to June 30, 2002.

Change in Independent Auditors

         On December 2, 2002, Ram Associates, an independent audit firm, was retained to perform the audit for the fiscal year ended March 31, 2002 and for the three-month period ended March 31, 2001 for Silverline Inc. and SeraNova and consolidating our worldwide financial results. The financial audit for the year ended December 31, 2000 had been performed by Deloitte & Touche LLP in the United States (Deloitte) and Deloitte, Haskins & Sells in India (Deloitte India). Our present cost-cutting policies necessitated the change in auditors. Deloitte India continues to be engaged by our company, Silverline Technologies Limited, for the purpose of auditing our Indian financial statements.

Significant Workforce Reductions

         Through March 31, 2002, we had experienced significant growth both in revenues and in the number of our employees. As of March 31, 2002, we employed approximately 1,729 employees worldwide in eight software development facilities (five of which are in India), as compared to approximately 800 employees in three facilities as of January 1, 1999. However, since March 31, 2002, we have experienced significant reductions in revenues and other problems which have affected our financial performance and business prospects. As a result, since March 31, 2002, we have laid off or transferred, through sales of existing business lines, substantial portions of our workforce, which has reduced our payroll significantly. As of January 31, 2003, we had approximately 502 employees worldwide.

ITEM 9.  OFFER AND LISTING DETAILS

A.       Market Information

         Our equity shares are not directly publicly traded in the United States or any foreign market other than in India. Our American Depositary Shares or ADSs are traded on the New York Stock Exchange. Each ADS represents two equity shares. Price quotations for our ADSs are reported on the New York Stock Exchange under the symbol "SLT". As of January 31, 2003, we had 167,854,884 equity shares issued and outstanding, of which 4,845,204 are represented by ADSs evidenced by American Depositary Receipts issued by JP Morgan Chase, as depositary. As of January 31, 2003, all 4,845,204 of our ADSs were held of record by one registered holder, our depositary, a United States company. This represents approximately 2.9% of our outstanding ordinary shares.

         The following table sets forth the following for the periods indicated:

         . the high and low sale price for our ADSs as reported for New York Stock Exchange (NYSE) composite transactions;

         . the reported high and low closing sales prices for our equity shares on The Stock Exchange, Mumbai (BSE);

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

         The noon buying rate is the U.S. dollar buying rate in The City of New York for cable transfers in Indian rupees at noon on a particular day as certified for customs purposes by the Federal Reserve Bank of New York:

                              Price Per ADS                         Price Per Equity Share
                            -----------------        ------------------------------------------------

                             NYSE       NYSE           BSE           BSE          BSE            BSE
                             ----       ----           ---           ---          ---            ---
Five Most Recent            High $      Low$         High Rs.      Low Rs.       High $         Low $
                            ------      ----         --------      -------       ------         -----
Financial Years
---------------
1998..................           -          -          121.40        25.50         2.93          0.62
1999  ................           -          -          844.00       106.80        19.53          2.47
2000..................       32.00       9.75         1360.75       244.25        30.24          5.43
2001..................       11.57       0.91          278.00        22.50         5.90          0.46
2002..................        2.95       0.48           76.90        15.10         1.58          0.31

2001
----
First Quarter.........        1.57       3.51          278.00        69.10         5.98          1.49
Second Quarter........        5.49       2.40          106.70        51.05         2.28          1.09
Third Quarter.........        3.10       0.91           65.00        22.95         1.38          0.49
Fourth Quarter........        3.70       0.97           83.75        22.50         1.75          0.47

2002
----
First Quarter.........        2.95       2.00           76.90        47.00         1.59          0.97
Second Quarter........        2.30       1.25           54.40        34.10         1.11          0.69
Third Quarter.........        1.65       0.61           42.00        17.80         0.87          0.37
Fourth Quarter........        1.24       0.48           32.00        15.10         0.66          0.31

Most Recent
Six Months
----------
August 2002...........        1.35       0.77           29.40        21.30         0.61          0.44
September 2002........        0.98       0.61           25.45        17.80         0.53          0.37
October 2002..........        0.70       0.48           19.40        15.10         0.40          0.31
November 2002.........        0.96       0.50           24.90        16.00         0.52          0.33
December 2002.........        1.24       0.97           32.20        21.65         0.67          0.45
January 2003..........        1.01       0.58           23.00        12.35         0.48          0.26

B.       Plan of Distribution

         Not applicable.

C.       Markets

         In addition to the New York Stock Exchange, and The Stock Exchange, Mumbai (BSE), our securities are traded on The National Stock Exchange, The Madras Stock Exchange Ltd., Chennai and The Stock Exchange, Ahmedabad all of which are located in India, as well as the Luxemburg Stock Exchange.

D.       Selling Shareholders

         Not applicable.

E.       Dilution

         Not applicable.


F.       Expense of the Issue

         Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.       Share Capital

         Not applicable.


B.       Memorandum and Articles of Association

         We were originally incorporated on April 13, 1992 (Registration No. 11-66360). Our main objects as specified in Clause III of our Memorandum of Association is to design, develop, alter, make, manufacture, produce, process, assemble, contract for, buy, sell, export, import, trade or lease, hire or otherwise deal in computers, computer machinery, spare parts, hardware, software, computer stationery, peripherals, like printers, monitors, modems, hard disks, plotters, digitizers, electronic, electrical, machines, controllers for machines, technical know-how including computer based equipments and systems, related software and computer programmers and accessories, telecommunication instruments and systems, facsimile transreceivers, electronic private automatic branch exchange, cordless telephones and pay phones.

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

         The quorum for the meeting of directors is one-third of the total number of directors or two, which ever is higher. Since we have seven directors on our board, a quorum for the meeting of our board of directors is three. A meeting of the board of directors cannot be held in the absence of a quorum. A valid quorum is required for the board to pass any resolution relating to the compensation of our directors. Furthermore, any compensation of our directors is required to be approved by our shareholders in a general meeting of shareholders.

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

         Our company can make loans, give guarantees, provide security or acquire the securities of any other body corporate if the total amount of such loans, guarantees or investments in other body corporates does not exceed sixty percent of the company's paid-up share capital and free reserves, or the total amount of the free reserves, which ever is more. Loans, guarantees given by the company and investments made by a company exceeding the limit referred to above, would require the prior approval of the shareholders of our company by way of special resolution of the shareholders where the affirmative vote of at least three-fourth the total number of shareholders present and voting is necessary.

         (d) Retirement or non-retirement of directors under an age limit requirement; and

         At least two-third's of our directors are subject to retirement by rotation in the following manner. At least one third of the directors of our company must retire at every annual general meeting of the shareholders. The directors who are subject to retirement by rotation each year are those directors who have been longest in the office. Under the Indian Companies Act, 1956, as amended, the retirement age in case of whole-time directors and managing directors is 70 years.

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

         An Indian company is required to transfer to a separate bank account, the total amount payable as dividends to its shareholders within a period of 5 days from the date of declaration of the dividend. An Indian company is required to pay out the dividend to its shareholders within a period of 30 days from the date the dividend has been declared. The dividend remaining in the separate bank account referred to above after a period of 37 days from the date of its declaration is required to be transferred by the company to a separate unpaid dividend account. Any dividend which remains unpaid or unclaimed for a period of 7 years from the date it is due for payment is required to be transferred by the company to a separate fund called the Investor Education and Protection Fund established by the Indian Central Government after which the shareholder's entitlement to such dividend lapses.

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

         Ordinary resolutions may be passed by a simple majority of our shareholders present and voting at any properly called general meeting. Certain actions must be approved by resolutions which have been passed by the affirmative vote, whether by show of hands or poll, of not less than three times the number of votes, if any, cast against the resolution. Such resolutions are termed as special resolutions. The relevant actions requiring to be passed by special resolution, among others, include:

         .     amendments to our Memorandum of Association and Articles of
               Association, or our charter documents;
         .     commencement of a new line of business;
         .     waiver of pre-emptive rights for the issuance of any new equity shares;
         .     reduction of our share capital; and
         .     winding-down of our company.

         Resolutions passed by postal ballot

         There were no provisions for postal ballot under Indian law prior to December 2000. The Indian Companies Act, 1956 was amended in December 2000 to introduce a section on postal ballot. The amendment states that Indian public companies which are listed on recognized stock exchanges, may in respect of certain items notified by the Indian central government, get a resolution passed by means of postal ballot (including electronic voting), instead of transacting the business in a general meeting of the company. In May 2001, the Indian central government notified the following list of items that could be resolved by postal ballot:

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

         With regard to redemption of debentures, the Indian Companies (Amendment) Act, 2000 provides that where a company issues debentures after the above amendment, it shall create a debenture redemption reserve account in which it will transfer an adequate amount from out of its profits every year until such debentures are redeemed. The amount credited to the debenture redemption reserve account is required to be utilized only for the purpose of redemption of debentures.

         Sinking fund provisions

         None.

         Liability to further capital calls by the company

         The directors may make calls on the shareholders requiring them to make payment on the unpaid portion of the shares held by them. The call on shares will be made on a uniform basis on all the shares falling under the same class.

         However, the above provision will not apply to ADR holders as the equity shares underlying the ADRs are fully paid up, i.e. non-assessable.

         Any provisions discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares

         For information on this point please see the "Risk Factors--Risks Related to Our Corporate Charter and Share Ownership. Our officers, directors and affiliated entities, including Silverline Holdings Corp., own a significant percentage of our company and could significantly control us in ways that might not be favored by our other shareholders and the holders of our ADSs."

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

Annual General Meetings and Extraordinary Meetings of Shareholders

         An Indian company has to hold at least one annual general meeting, or AGM, in each year. There gap between two AGMs can not exceed fifteen months. All meetings of the shareholders other than AGMs are called extra-ordinary general meetings, or EGMs. An EGM can be convened at any time by the directors. The directors must convene an EGM if persons who hold at least ten percent of the paid up capital of the company require a meeting of the shareholders.

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

         As soon as practicable after receipt of notice pursuant to the Depositary Agreement, among our company, JP Morgan Chase Bank and the beneficial owners from time to time of American depositary receipts, of any meeting of holders of equity shares or deposited securities, the depositary shall fix a record date for determining the holders entitled to receive any distribution on or in respect of deposited securities, to give instructions for the exercise of any voting rights and to receive any notice or to act in respect of other matters and only such holders shall be so entitled.

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

Change in Control Provisions

         Except as set forth in Item 3D "Risk Factors -Risks Related to Our Corporate Charter and Share Ownership-Compliance with Indian law could delay or prevent an acquisition or merger of our company", even if such a transaction would be beneficial to our shareholders", there are no specific provisions in our Articles of Association that would prevent or delay a change in control of our company. Further, if any person has to obtain control over our company by virtue of a new issuance of shares of our company, the prior approval of our shareholders by way of special resolution would be needed for such issuance of shares.

         In addition, a non-Indian person or entity would require the prior approval of the Foreign Investment Promotion Board, or the FIPB, for purchasing the shares of our company from the existing Indian resident shareholders. FIPB may not grant such an approval. Furthermore, the FIPB would grant its approval only after it receives a resolution of the board of directors our company approving the said transfer.

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

E.       Foreign Direct Investment

         Currently, subject to certain exceptions, direct investment in Indian companies by foreign investors, by individuals of Indian nationality or origin residing outside India, by non-resident Indians, and by overseas corporate bodies at least 60% owned by such persons, or overseas corporate bodies, in Indian companies would not require the prior approval of either the Foreign Investment Promotion Board, or the FIPB, which is a part of the Ministry of Commerce and Industry of the government of India or the Reserve Bank of India. No prior approval of the FIPB or the RBI is required for foreign direct investment in our ADSs or GDRs.

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

         .     are regulated investment companies; or

         . are persons who actually or constructively own 10% or more of our ADSs or equity shares.

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

Taxation of Dividends Paid on ADSs or Equity Shares

         Subject to the rules applicable to passive foreign investment companies, described below, a U.S. Holder will be required to include in gross income as ordinary income an amount equal to the U.S. dollar value of any distribution paid on an ADS or equity share on the date the distribution is received by the depositary or the U.S. Holder, as the case may be (based on the exchange rate on that date), to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Generally, any gain or loss resulting from the conversion of Indian rupees into U.S. dollars will be ordinary income or loss. A distribution in excess of earnings and profits will be treated first as a nontaxable return of capital, reducing the U.S. Holder's basis in the ADS or equity share and, to the extent in excess of basis, will be treated as gain from the sale or exchange of the ADS or equity share. The deductibility of expenses of the depositary, like transfer and registration fees, currency conversion expenses, communication expenses and transfer taxes and duties, may be subject to limitations, yet the amount of those expenses would not reduce the gross amount of a U.S. Holder's distributions on an ADS.

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

         As described in "Indian Taxation" below, gain that a U.S. Holder recognizes on a sale of an equity share may be subject to Indian tax. In general, a U.S. Holder will have the option of claiming the amount of any Indian income tax, along with all of the U.S. Holder's other foreign income taxes for the year, either as a deduction from gross income or as a dollar-for-dollar credit against the U.S. Holder's U.S. federal income tax liability. An individual who does not claim itemized deductions, but instead utilizes the standard deduction, may not claim a deduction for the amount of any Indian income tax, but that amount may be claimed as a credit against the individual's U.S. federal income tax liability. The amount of foreign income tax that may be claimed as a credit in any year is subject to limitations and restrictions, which must be determined on an individual basis by each shareholder. The limitations include, among others, rules that limit foreign tax credits allowable with respect to specific categories of income to the U.S. federal income tax otherwise payable with respect to each category of income. Gain or loss recognized by a U.S. Holder on a sale, exchange or other disposition of an ADS or equity share generally will be in the passive income category or, in the case of certain U.S. Holders, the "financial services" or general limitation category for purposes of the U.S. foreign tax credit limitations and generally will be U.S. source income or loss. Unless a U.S. Holder whose gain is U.S. source has sufficient foreign source income in the same category from other transactions subject to foreign income tax at a rate sufficiently below the U.S. federal income tax rate applicable to that income, the U.S. foreign tax credit limitation rules would prevent the U.S. Holder from utilizing a foreign tax credit for part or all of the Indian tax paid on the gain. Because the U.S. Holder may not be able to obtain a tax credit in India for the U.S. tax paid on the gain, the U.S. Holder could be subject to full taxation in India as well as in the United States on the same gain. The foregoing discussion also applies in respect of any Indian tax payable on any sale of subscription or other rights and Indian tax payable on any repurchase by us of our shares.

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

Tax Consequences for Non-U.S. Holders of ADSs or Equity Shares

         Except as described in the following paragraph or in "Information Reporting and Backup Withholding" below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, or gain from a disposition of, an ADS or equity share.

         However, a Non-U.S. Holder generally will be subject to U.S. federal income tax on dividends on, or gain from the disposition of, an ADS or equity share provided that:

         . the gain or income is effectively connected with the conduct by the Non-U.S. Holder of trade or business in the United States and, in the case of a resident of a country that has an income treaty with the United States, the gain or income is attributable to a permanent establishment or, in the case of an individual, a fixed place of business in the United States, or

         . in case of gain from a disposition of an ADS or equity share, the Non-U.S. Holder is an individual who holds the ADS or equity share as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption.

Information Reporting and Backup Withholding

         Under current U.S. federal income tax regulations, dividends on ADSs or equity shares will be subject to U.S. information reporting and backup withholding unless the U.S. Holder provides IRS Form W-9 to the depositary or to us or otherwise establishes an exemption. Backup withholding applies at a rate of 30% for payments in 2003, and that rate will be reduced periodically to 28% for payments made in 2006. In addition, U.S. Holders are subject to information reporting and backup withholding on proceeds from the disposition of ADSs or equity shares through a broker located in the United States unless the U.S. Holder provides an IRS Form W-9 or otherwise establishes an exemption.

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

Taxation of Capital Gains

         The following is a brief summary of capital gains taxation of non-resident and resident holders with respect to the sale of ADSs and equity shares received upon redemption of ADSs. The relevant provisions are contained mainly in sections 45, 47(vii)(a), 115AC and 115ACA, of the Income Tax Act, in conjunction with the ADR Guidelines. Gains realized upon the sale of ADSs or shares that have been held for a period of more than thirty-six months or twelve months, respectively, are considered long-term capital gains. Gains realized upon the sale of ADSs or shares that have been held for a period of thirty-six months or less or twelve months or less, respectively, are considered short-term capital gains. Capital gains are taxed as follows:

         . Gains from the sale of ADSs outside India by a non-resident to another non-resident are not taxable in India.

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

         Sale of subscription rights: It is unclear as to whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short term capital gains, will be subject to tax at variable rates with a maximum rate of 48% in the case of a foreign company and 30.6% in case of non-resident individuals and resident employees including the presently applicable surcharge.

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

         As a result of our acquisition of SeraNova on March 6, 2001, we became subject to interest rate risk associated with long term borrowings.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

                                                         For the account of
                                                            the company
                                                        --------------------

     Number of ADSs registered ........................        4,350,000
     Aggregate offering price of ADSs registered.......     $108,750,000
     Number of ADSs sold ..............................        4,350,000
     Aggregate offering price of ADSs sold ............     $108,750,000


     Of the total of 4,350,000 ADSs, 3,045,000 ADSs were offered and sold by our U.S. underwriters in the United States and Canada and 1,305,000 ADSs were offered and sold by the international underwriters outside the United States and Canada.

     The following table sets forth the expenses incurred by us in connection with the initial public offering during the period commencing the effective date of the registration statement and ending December 31, 2000. None of such expenses were paid directly or indirectly to directors, officers, persons owning 10% or more of any class of our equity securities or to our affiliates.

                                                           Direct or indirect
                                                          payments to persons
                                                         other than affiliated
                                                                persons
                                                        -----------------------

     Underwriting discounts and commissions ...........       $ 7,612,500
     Finders' fees ....................................                --
     Expenses paid to or for underwriters .............                --
     Other expenses ...................................         2,662,500
     Total Expenses ...................................       $10,275,000

     The net initial public offering proceeds to us, after deducting the total expenses (set forth in the table above), was $98.475 million.

     As of March 31, 2002, we had used all of the net proceeds from our initial public offering. The following table sets forth the amount of net initial public offering proceeds used by us for each of the purposes listed below. None of such payments were paid directly or indirectly to directors, officers, persons owning 10% or more of any class of our equity securities or to our affiliates.

                                                           Direct or indirect
                                                          payments to persons
                                                             other than to
                             Purpose                       affiliated persons
     -------------------------------------------------  -----------------------

     Acquisition of other companies and
        business(es) .................................        $58,490,000
     Construction of plant, building and facilities ..         11,000,000
     Purchase and installation of machinery
        and equipment ................................                 --
     Purchase of real estate .........................                 --
     Repayment of indebtedness .......................                 --
     Working capital .................................                 --
     Temporary investments ...........................         24,000,000
     Other purposes ..................................                 --
     Cash and Bank Balance ...........................          4,985,000
     Net proceeds from ADR issuance...................        $98,475,000


ITEM 15. CONTROLS AND PROCEDURES.

Changes in Internal Controls

     There were no significant changes in the Company's internal controls or in other factors that could significantly affect such controls subsequent to the date of such controls' last evaluation.


ITEM 16. Reserved.


                                    PART III


ITEM 17. FINANCIAL STATEMENTS

     The company has responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

     The following consolidated financial statements, together with the report of Ram Associates, are filed as part of this Annual Report.

Consolidated Financial Statements

                                                                                            Page
     Independent Auditors' Reports ......................................................... F-1
     Consolidated Balance Sheets as of December 31, 1999, 2000 and 2001, March 31, 2001
       and 2002, and for the three-month period ended June 30, 2002 (unaudited) ............ F-7
     Consolidated Statements of Income for the years ended December 31, 1999, and 2000, and March 31, 2001 and 2002, and for the three-month period ended June 30, 2002 ..... F-8
     Consolidated Statements of Cash Flows for the years ended December 31, 1999 and
       2000, and March 31, 2001 and 2002, and for the three-month period ended June 30,
       2002 ................................................................................ F-9
     Notes to Consolidated Financial Statements ............................................ F-10

     ITEM 19. EXHIBITS

1.1 Certificate of Incorporation of the Registrant, filed as Exhibit 3.3 to the Registrant's Registration Statement on Form F-1, Registration No. 333-11984, and incorporated herein by reference.
1.2 Memorandum of Association of the Registrant, filed as Exhibit 3.2 to the Registrant's Registration Statement on Form F-1, Registration No. 333-11984, and incorporated herein by reference.
1.3 Articles of Association of the Registrant, filed as Exhibit 3.1 to the Registrant's Registration Statement on Form F-1, Registration No. 333-11984, and incorporated herein by reference.
2 Depositary Agreement among the Registrant and Morgan Guaranty Trust Company, and the beneficial owners from time to time of American Depositary Receipts issued thereunder, filed as Exhibit to Registrant's Registration Statement on Form F-6, Registration No. 333-12000, and incorporated herein by reference.
4.1 Amended and Restated Agreement and Plan of Merger dated as of October 27, 2000, signed and executed on January 17, 2001, with retroactive effect from October 27, 2000, by and among the Registrant, Silverline Acquisition Corp., Silverline Technologies, Inc. and SeraNova, Inc., filed as Exhibit 2 to the Registrant's Registration Statement on Form F-4, Registration No. 333-52724, and incorporated herein by reference.
4.2 Credit Agreement, dated as of September 10, 1997, among the Registrant, The Chase Manhattan Bank and The Bank of Baroda, filed as Exhibit 10.2 to the Registrant's Registration Statement on Form F-1, Registration No. 333-11984, and incorporated herein by reference.
4.3 HSBC Bank USA commitment letter date January 5, 2001, filed as Exhibit 4.3 to the Registrant's Registration Statement on Form F-4, Registration No. 333-52724, and incorporated herein by reference.
4.4 Intercompany Agreement dated as of January 9, 1997, between the Registrant and Silverline Technologies, Inc., filed as Exhibit 10.1 to the Registrant's Registration Statement on Form F-1, Registration No. 333-11984, and incorporated herein by reference.
4.5 Inducement Agreement dated as of October 27, 2000 by and among Silverline Acquisition Corp., the Registrant and certain shareholders and option holders of SeraNova, Inc., and amendment thereto, filed as Exhibit 99.2 to the Registrant's Registration Statement on Form F-4, Registration No. 333-52724, and incorporated herein by reference.
4.6 Inducement Agreement dated as of October 27, 2000 by and among SeraNova, Inc., and certain shareholders of the Registrant and amendment thereto, filed as Exhibit 99.3 to the Registrant's Registration Statement on Form F-4, Registration No. 333-52724, and incorporated herein by reference.
21.1 List of subsidiaries of the Registrant.*
23.1 Consent of Deloitte, Haskins & Sells*
23.2 Consent of P.H. Tang & Co.
23.3 Consent of Chaitanya C. Dalal & Co.*
23.4 Consent of S.D. Chauhan & Co.*
23.5 Consent of Lakshminiwas & Jain*
99.1 Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
99.2 Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
99.3 Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
99.4 Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

*Filed herewith

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Silverline Technologies Limited.

We have audited the accompanying consolidated balance sheets of Silverline Technologies, Inc. and SeraNova, Inc., as of March 31, 2002 and the related consolidated statement of income and cash flows for the year ended March 31, 2002. Our audits also included the financial statement schedule listed in the accompanying index. These consolidated financial statement and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We have also consolidated the balance sheet of Silverline Technologies Ltd., the parent of Silverline Technologies, Inc. and SeraNova, Inc. with the various subsidiaries. We did not audit the financial statements of Silverline Technologies Ltd, Sky Capital International Ltd, Hong Kong (a consolidated subsidiary), and eComServer Inc. (a consolidated Subsidiary) which statements reflect total assets constituting 78.3%, 9.4% and 0.7% of the consolidated assets as of March 31, 2002 and total revenues constituting 20.5%, 11.6% and 0.4% respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Silverline Technologies, Ltd, Sky Capital International Ltd, Hong Kong, and eComServer Inc. is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Silverline Technologies Limited and subsidiaries as of March 31, 2002 and the results of their operations and their cash flows for the year ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, Silverline Technologies, Inc. is in default on its loan agreements as of March 31, 2002, primarily as a result of the substantial loss incurred during the year ended March 31, 2002 and March 31, 2001 and other matters discussed in the subsequent events. These conditions raise substantial doubt about the Company's ability to continue as a going concern. However, senior management has represented that it has several plans in progress to raise financing and to restructure its debt and the debts of its subsidiaries. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As described in the attached notes to the consolidated financial statements, these consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United states of America, which differ in certain material respects from the accounting principles generally accepted in India, which form the basis of the Company's general purpose financial statements.

/s/ Ram Associates
Ram Associates
Place: Hamilton, New Jersey
Date: February 18, 2003

                    (LETTERHEAD OF DELOITTE HASKINS & SELLS)

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Silverline Technologies Limited:

         We have audited the accompanying consolidated balance sheets of Silverline Technologies Limited and subsidiaries, as of December 31, 2000 and 1999, and the related consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 2000. Our audits also included the financial statement schedule listed in the accompanying index. The consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

         We did not audit the financial statements of Sky Capital International, Hong Kong (a consolidated subsidiary), which statements reflect total assets constituting 6.3% and 0%, respectively, of consolidated total assets as of December 31, 2000 and 1999, and total revenues constituting 7.3% and 0%, respectively, of consolidated total revenues for the years then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Sky Capital International, Hong Kong, is based solely on the report of such other auditors.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

         In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Silverline Technologies Limited and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

         As described in Note 1, these consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain material respects from the accounting principles generally accepted in India, which form the basis of the Company's general purpose financial statements.

Place:  Mumbai, India

                                                /s/ DELOITTE HASKINS & SELLS

                                                DELOITTE HASKINS & SELLS

Dated July 6, 2001

P.H. Tang & Co.        Main Office                  Corporate Reconstruction &
Certified Public       3/rd/ Floor, Rammon House,   Insolvency Office
Accountants            101 Sai Yaung Choi Street    8/th/ Floor, Gold & Silver
                       South                        Commercial Building
                       Mongkok, Kowloon,            12-18 Mercer Street,
                       Tel: 2398 1138               Central, Hong Kong
                       Fax: 2398 1289               Tel: 2815 5823
                                                    Fax: 2815 5987


AUDITORS' REPORT TO THE MEMBERS OF
SKY CAPITAL INTERNATIONAL LIMITED
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 2 to 11 which have been prepared in accordance with the accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing the accounts which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants, and the basic principles and essential procedures as required in International Standards on Auditing which are substantially similar to Standards generally accepted in the United States of America. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes as assessment of the significant estimates and judgments made by the directors in the preparation of the accounts and of whether the accounting policies are appropriate to the company's circumstances consistently and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the accounts give a true and fair view, in all material respects, of the state of the company's affairs as at 31 December 2000 and of its profit for the 3 months then ended and have been properly prepared in accordance with the Companies Ordinance.

/s/ P.H. TANG & CO.

P.H. TANG & CO.
Certified Public Accountants

HONG KONG

SILVERLINE TECHNOLOGIES LIMITED AND  SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

                                                       December 31,                 March 31,                    June 30,
                                                 ----------------------------------------------------------------------------------
ASSETS                                              1999         2000           2001         2002           2001          2002
                                                 ----------------------------------------------------------------------------------
                                                                    in U.S. $                             (unaudited)   (unaudited)
Current assets:
     Cash and cash equivalents                   $20,661,829  $ 11,512,232  $  9,150,345  $  1,894,947  $  5,605,616  $  1,357,871
     Short term investments                                -    31,795,670     6,849,750             -     1,642,681             -
     Accounts receivable - net                    22,776,996    64,933,737    58,405,372    41,893,407    44,488,760    28,513,107
     Unbilled project costs                          687,399       554,766     1,431,423       219,736       698,745       416,922
     Deferred revenue                                      -             -             -             -             -             -
     Inventories                                           -     1,898,216     2,470,824             -     2,475,000             -
     Prepaid expenses and other current assets     3,274,459    20,972,591    12,745,567    17,651,286    24,912,315    10,447,769
     Deferred taxes                                  362,743       503,453     4,339,775                   4,622,240       411,770
                                                 ----------------------------------------------------------------------------------
Total current assets                              47,763,426   132,170,665    95,393,056    61,659,376    84,445,357    41,147,439

     Property, plant and equipment - net          34,596,930    49,482,216    53,006,658    55,277,352    53,667,015    54,999,261
     Goodwill - net                                3,853,748    31,754,375    62,907,049    54,280,675    44,061,398    55,590,244
     Intangible assets - net                         519,750       425,250             -    12,545,140    15,591,889    12,545,140
     Deferred taxes                                  109,493     1,629,198             -             -       197,298             -
     Investments                                     115,389    19,273,848    11,154,036    11,339,043    11,316,892    11,339,043
     Other assets                                    686,770             -             -       757,015     1,273,086     5,271,609

                                                 ----------------------------------------------------------------------------------
Total assets                                     $87,645,506  $234,735,552  $222,460,799  $195,858,601  $210,552,935  $180,892,736
                                                 ==================================================================================

LIABILITIES AND STOCKHOLDERS'  EQUITY

Current liabilities:
     Accounts payable and accrued expenses       $ 5,709,568  $ 13,179,183  $ 44,066,179  $ 40,332,646  $ 18,716,982  $ 34,321,477
     Advance from customers                           14,893         5,134         8,538         8,214       786,920
     Current portion of long-term debt             2,150,382     1,573,574       105,075        59,003    13,926,431     4,784,126
     Non-convertible debentures                            -             -             -    11,973,890             -     7,167,725
     Working capital facilities from banks         6,925,504    18,796,454    39,796,308    49,173,266    40,348,960    50,962,764
     Short term debt from banks                            -     4,278,075       402,458       524,181       379,274             -
     Other accrued liabilities                     3,888,085     7,479,136    16,256,144     4,909,399     7,485,852     5,935,239
                                                 ----------------------------------------------------------------------------------
Total current liabilities                         18,688,432    45,311,556   100,634,702   106,980,599    81,644,419   103,171,331

Long-term debt and capital lease obligations         316,732        29,787     6,642,942        63,853    10,340,092        63,853

Stockholders' Equity:
     Equity shares, $0.23 per share par
      value - 135,000,000 authorized as
      of 2002 and 110,000,000 as of 2001.
      85,000,000 authorized as of 2000
      and 1999.
     Issued and outstanding - 107,854,884
      as of 2002 and 85,654,884 as of 2001.

     73,200,000 as of 2000 and 64,500,000
      as of 1999.                                 18,305,532    20,249,666    22,926,984    27,487,741    22,926,984    27,487,741
     Share application money (warrants)                    -             -             -     1,565,693             -     1,565,693
     Additional paid-in capital                   23,156,472   119,954,892   157,978,709   181,598,766   157,964,031   181,598,766
     Accumulated other comprehensive loss         (3,942,243)   (8,286,814)  (13,473,649)  (12,698,724)  (10,817,611)  (20,463,972)
     Deferred, stock-based compensation           (2,164,486)     (198,473)     (165,335)      (36,701)     (125,501)            -
     Retained earnings                            33,285,067    57,674,938   (52,083,554) (109,102,626)  (51,379,479) (112,530,676)

                                                 ----------------------------------------------------------------------------------
Total stockholders' equity                        68,640,342   189,394,209   115,183,155    88,814,149   118,568,424    77,657,552

                                                 ----------------------------------------------------------------------------------
Total liabilities and stockholders' equity       $87,645,506  $234,735,552  $222,460,799  $195,858,601  $210,552,935  $180,892,736
                                                 ==================================================================================

SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

                                                                                                             Three Months Ended
                                                Year ended December 31,       Year ended March 31,                June 30,
                                            ----------------------------------------------------------------------------------------
                                                1999           2000           2001            2002         2001            2002
                                            ----------------------------------------------------------------------------------------
                                                             in U.S. $                                  (unaudited)     (unaudited)

Revenue                                      $87,576,908   $141,956,404   $152,182,839    $142,913,704   $45,565,301    $27,169,387
Cost of revenue                               49,445,513     76,644,464     90,973,771      78,941,234    25,958,368     16,957,397
                                            ---------------------------------------------------------------------------------------
Gross profit                                  38,131,395     65,311,940     61,209,068      63,972,470    19,606,933     10,211,990
                                            ---------------------------------------------------------------------------------------

Operating expenses:
    Selling, general and administrative
      expenses                                13,140,710     31,316,059     52,682,956      57,706,290    11,593,067      8,850,371
    Stock-based compensation                     532,065      1,635,086        803,056          95,287        25,156         36,701
    Depreciation and amortization              4,095,227      6,377,619      4,722,355       5,074,502     5,793,804      3,244,640

                                            ---------------------------------------------------------------------------------------
Total operating expenses                      17,768,002     39,328,764     58,208,367      62,876,079    17,412,027     12,131,712

                                            ---------------------------------------------------------------------------------------
Operating income/ Loss                        20,363,393     25,983,176      3,000,701       1,096,391     2,194,906     (1,919,722)

Other income
    Other income                                 976,279      6,305,698      6,378,859       2,069,961       606,852         67,850
    Interest expenses                         (2,356,042)    (2,489,072)    (2,870,856)     (5,176,066)   (1,612,636)    (1,576,178)
                                            ---------------------------------------------------------------------------------------
    Other income/ (expenses), net             (1,379,763)     3,816,626      3,508,003      (3,106,105)   (1,005,784)    (1,508,328)

                                            ---------------------------------------------------------------------------------------
Income before income taxes and
  non-recurring write offs                    18,983,630     29,799,802      6,508,704      (2,009,714)    1,189,122     (3,428,050)

Provisions for income taxes                    2,808,449      2,675,865      2,085,512          22,212       485,047              -

                                            ---------------------------------------------------------------------------------------
Loss before non-recurring write-offs          16,175,181     27,123,937      4,423,192      (2,031,926)      704,075     (3,428,050)
Non recurring write-offs                         374,624              -     95,674,600      52,576,633             -              -
                                            ---------------------------------------------------------------------------------------
Net loss                                     $15,800,557   $ 27,123,937   ($91,251,408)   ($54,608,559)  $   704,075    ($3,428,050)
                                            =======================================================================================


Earning per equity share before
  extraordinary items
Basic:
Income before extraordinary items                   0.28           0.39           0.06           (0.02)         0.01          (0.04)
Extraordinary items                                (0.01)             -          (1.25)          (0.59)            -              -
Net income                                          0.28           0.39          (1.19)          (0.62)         0.01          (0.04)

Diluted:
Income before extraordinary items                   0.25           0.39           0.06           (0.02)         0.01          (0.04)
Extraordinary items                                (0.01)             -          (1.25)          (0.58)            -              -
Net income                                          0.24           0.39          (1.19)          (0.60)         0.01          (0.04)

Number of equity shares used in
computing earning per share
- Basic (weighted average)                    57,149,990     69,135,246     76,659,690      88,631,322    85,654,884     94,166,117
- Diluted                                     65,596,505     69,793,153     76,659,690      90,876,753    86,393,932     94,166,117

SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS
ENDED DECEMBER 31, 1999, 2000, 2001
--------------------------------------------------------------------------------

                                                                              Year Ended December 31,       Year Ended March 31,

                                                                               1999             2000        2001           2002
                                                                           ---------------------------------------------------------
                                                                                      in U.S. $
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income                                                                 $ 15,800,557  $  27,123,937  $ (91,251,408) $(54,608,559)

Adjustments to reconcile net income to net cash provided by/(used in)
operating activities:
Stock-based compensation                                                        532,065      1,635,086        803,056        95,287
Extraordinary item                                                              374,624              -     95,674,600    52,576,633
Depreciation and amortization                                                 4,095,227      6,377,619      4,722,355     5,074,502
Deferred Taxes                                                                 (110,336)    (1,660,415)    (3,867,539)    4,339,775
Loss/(gain) on sale of assets                                                   (13,017)        (6,824)             -             -
Changes in assets and liabilities (net of the effect of foreign currency translation and acquisition):
  Decrease/(increase) in short-term investments                                       -    (31,795,670)    (6,849,750)    6,849,750
  Decrease/(increase) in accounts receivable                                  1,617,593    (35,912,257)   (24,771,939)   16,511,965
  Decrease/(increase) in unbilled project costs                                (371,727)       132,633       (995,491)    1,211,687
  Decrease/(increase) in inventories                                                  -     (1,898,216)    (2,470,824)    2,470,824
  Decrease/(increase) in prepaid expenses and other current assets            1,467,672    (17,698,132)    (5,892,117)   (4,905,719)
  Decrease/(increase) in other assets                                           566,534        686,770        688,020      (757,015)
  Decrease/(increase) in accounts payable and accrued expenses                1,564,718      2,686,287     36,926,359    (3,733,533)
  Decrease/(increase) in advances from customers                                  7,821         (9,759)         8,538          (324)
  Decrease/(increase) in other accrued liabilities                             (893,760)     2,924,059     13,144,030   (11,346,745)
  Write-off on Receivables                                                            -              -    (32,200,000)  (29,123,637)
  Write-off on other assets                                                           -              -     (4,774,600)   (3,776,607)
  Write-off on Purchase of Software                                                   -              -     (4,700,000)   (3,705,212)

                                                                           ---------------------------------------------------------
      Net cash provided by/(used in) operating activities                    24,637,971    (47,414,882)   (25,806,710)  (22,826,928)
                                                                           ---------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Expenditure on plant and equipment                                          (16,826,753)   (18,681,657)   (22,093,455)     (966,461)
Purchase of businesses, net of cash acquired                                          -    (31,555,941)   (64,022,913)   (3,918,766)
Purchase of investments                                                               -    (18,589,118)   (11,038,647)     (185,007)
Proceeds from sale of investments                                                42,638              -              -             -
Proceeds from sale of plant and equipment                                        10,688          7,098              -             -
Write-off on Business Purchase/GoodWill                                               -              -    (13,700,000)   (2,508,069)
Write-off on Plant and equipment                                                      -              -     (8,700,000)  (11,863,565)

                                                                           ---------------------------------------------------------
      Net cash (Used in) investing activities                               (16,773,427)   (68,819,618)  (119,555,015)  (19,441,868)
                                                                           ---------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from/(Repayment) of long-term debt(net)                             (4,542,821)      (869,084)     6,313,787    (6,579,089)
Non-convertible Debentures                                                            -              -              -    11,973,890
Line of credit payable                                                       (3,845,011)    11,702,530     26,132,838     9,330,886
Short-term loans from banks                                                           -      4,278,074        402,458       121,723
Net proceeds from issuance of common stock (ADS)                             11,120,441     99,073,483    138,268,750    28,214,161
Share application money-warrents                                                      -              -              -     1,565,693
Write-off on Investments                                                       (374,624)             -    (31,600,000)   (1,599,543)
Payment of dividend                                                          (1,696,613)    (2,734,066)             -    (2,410,513)

                                                                           ---------------------------------------------------------
      Net cash provided by / (used in) financing activities                     661,372    111,450,937    139,517,833    40,617,208
                                                                           ---------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents                   (392,321)    (4,366,034)    (5,615,099)   (5,603,810)
                                                                           ------------- -------------- -------------- -------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                       8,133,595     (9,149,597)   (11,458,991)   (7,255,398)

Cash and cash equivalents at the beginning of the year                       12,528,234     20,661,829     20,609,336     9,150,345
                                                                           ------------- -------------- -------------- -------------

Cash and cash equivalents at the end of the year                           $ 20,661,829  $  11,512,232  $   9,150,345  $  1,894,947
                                                                           ============= ============== ============== =============


Supplementary information of cash transactions:
Cash paid during the year for:
Interest                                                                   $  2,022,522  $   2,264,055  $   2,870,856  $  5,176,066

Income taxes                                                               $  1,733,478  $   3,861,284  $     157,010             -

Supplementary disclosure of non cash investing and financing activites:
Capital Lease                                                              $    239,649  $      23,992              -             -
Contingent payment-Lorin acquisition                                       $    692,508  $     900,000              -             -

                                                                               Three Months Ended
                                                                                    June 30,
                                                                               2001          2002
                                                                           ---------------------------
                                                                            (Unaudited)   (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income                                                                 $    704,075    ($3,428,050)

Adjustments to reconcile net income to net cash provided by/(used in)
operating activities:
Stock-based compensation                                                         25,156         36,701
Extraordinary item                                                                    -              -
Depreciation and amortization                                                 5,793,804      3,244,640
Deferred Taxes                                                                 (479,763)      (411,770)
Loss/(gain) on sale of assets
Changes in assets and liabilities (net of the effect of foreign currency translation and acquisition):
  Decrease/(increase) in short-term investments                               5,207,069              -
  Decrease/(increase) in accounts receivable                                 13,916,612     13,380,300
  Decrease/(increase) in unbilled project costs                                 732,678       (197,186)
  Decrease/(increase) in inventories                                             (4,176)             -
  Decrease/(increase) in prepaid expenses and other current assets          (12,166,748)     7,203,517
  Decrease/(increase) in other assets                                        (1,273,086)    (4,514,594)
  Decrease/(increase) in accounts payable and accrued expenses              (25,349,197)    (6,011,169)
  Decrease/(increase) in advances from customers                                778,382         (8,214)
  Decrease/(increase) in other accrued liabilities                           (8,770,292)     1,025,840
  Write-off on Receivables                                                            -              -
  Write-off on other assets                                                           -              -
  Write-off on Purchase of Software                                                   -              -

                                                                           ----------------------------
      Net cash provided by/(used in) operating activities                   (20,885,486)    10,320,015
                                                                           ----------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Expenditure on plant and equipment                                           (6,454,161)    (2,966,549)
Purchase of businesses, net of cash acquired                                  3,253,762     (1,309,569)
Purchase of investments                                                        (162,856)             -
Proceeds from sale of investments                                                     -              -
Proceeds from sale of plant and equipment                                             -              -
Write-off on Business Purchase/GoodWill                                               -              -
Write-off on Plant and equipment                                                      -              -

                                                                           ----------------------------
      Net cash (Used in) investing activities                                (3,363,255)    (4,276,118)
                                                                           ----------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from/(Repayment) of long-term debt(net)                              3,697,150              -
Non-convertible Debentures                                                            -     (4,806,165)
Line of credit payable                                                       14,374,008      6,514,621
Short-term loans from banks                                                     (23,184)      (524,181)
Net proceeds from issuance of common stock (ADS)                                      -              -
Share application money-warrents                                                      -              -
Write-off on Investments                                                              -              -
Payment of dividend                                                                   -              -

                                                                           ----------------------------
      Net cash provided by / (used in) financing activities                  18,047,974      1,184,275
                                                                           ----------------------------

Effect of exchange rate changes on cash and cash equivalents                  2,656,038     (7,765,248)
                                                                           ------------  --------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                      (3,544,729)      (537,076)

Cash and cash equivalents at the beginning of the year                        9,150,345      1,894,947
                                                                           ------------  --------------

Cash and cash equivalents at the end of the year                           $  5,605,616  $   1,357,871
                                                                           ============  ==============


Supplementary information of cash transactions:
Cash paid during the year for:
Interest                                                                   $  1,612,636  $   1,576,178

Income taxes                                                                          -              -

Supplementary disclosure of non cash investing and financing activites:
Capital Lease                                                                         -              -
Contingent payment-Lorin acquisition                                                  -              -

Silverline Technologies Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended March 31, 2001 and 2002 and for three months ended June 30, 2001 and 2002 (in US dollars). Information as of June 30, 2001 and 2002 is unaudited.

1. Summary of Significant Accounting Policies.

Description of the Company and going concern considerations

Silverline Technologies Limited and subsidiaries, formerly known as Silverline Industries Limited (hereinafter referred to as the "Company"), is a publicly traded corporate entity incorporated in India. The Company has wholly owned foreign subsidiaries, Silverline Technologies Inc. ("STI"), a Delaware corporation, that operates in the United States, Sky Capital International ("SCI") incorporated in Hong Kong, eComServer Inc., and SeraNova Inc., both US subsidiaries. SeraNova Inc. has subsidiaries SeraNova India Pvt Ltd., Seranova UK, and SeraNova Asia Pacific. EcomServer Inc. has a subsidiaries in India. STI has subsidiaries Silverline Technologies UK Limited and Silverline Technologies Inc., Canada that operate in the United Kingdom and Canada, respectively. The Company is an Indian provider of information technology ("IT") services. The Company's services are delivered either on a fixed-price, fixed time or on a time and materials basis. The Company's fiscal year end is March 31. The Company's headquarters is situated at Mumbai in India with three state of-the-art offshore software facilities located in India, and onshore software facilities in the United States, Canada, United Kingdom, Egypt and Hong Kong.

The Company incurred substantial consolidated net losses and negative cash flows from operations in each of the last two twelve-month fiscal years ended March 31, 2001 and 2002, and in the three months ended June 30, 2002. We had consolidated net losses of approximately $54.61 million and $3.4 million for the fiscal year ended March 31, 2002, and for the three months ended June 30, 2002, as compared to a consolidated net loss of $91.25 million and a consolidated net profit of $0.7 million for the fiscal year ended March 31, 2001, and the three months ended June 30, 2001. Due to the Company's operating losses and lack of cash flow from operations, it had a consolidated accumulated deficit of approximately $109.1 million as of March 31, 2002, as compared to a consolidated working capital surplus as of December 31, 2000 of $86.8 million.

The accompanying financial statements have been prepared assuming that the Company continues as a going concern. Management's planned expenditures, net of revenue, for the next twelve months exceeds current cash, cash equivalents and short-term investments. Included in Management's plans are efforts to raise additional capital and restructure the debts of the Company and its subsidiaries. No assurance can be given that the Company will be able to raise additional funds, either on terms satisfactory to the Company or otherwise, or that it will be able to restructure its debts.

The Company's and its subsidiaries bank facilities are substantially utilized, and there can be no assurance that additional funds will be made available under these facilities, or that extensions of the time to repay amounts outstanding will be granted. In addition, the Company's U.S subsidiary, Silverline Technologies Inc., is as of March 31, 2002 in default of its obligations under a secured $40.0 million loan facility with HSBC Bank and Bank of Baroda. This facility is guaranteed by the Company and its other subsidiaries. On May 28, 2002, HSBC USA, the primary lender, withdrew the line of credit due to the uncured events of default and commenced an action in the United States District Court for the Southern District of New York, against Silverline Technologies Inc., the Company, Silverline Technologies, (Canada) Inc., Silverline Technologies UK Limited, Seranova and Ravi Subramanian, as guarantors, to recover in excess of approximately $27.3 million , plus interest, under the loan facility as of January 2002. HSBC holds and has begun enforcing a judgment against all defendants arising out of this proceedings in the approximate amount of $27.5 million pursuant to a settlement agreement dated September 18, 2002 approved by the court. Defendants are entitled to a credit of approximately a little over $7.0 million against the judgment for payments made.

Substantial doubt exists about the Company's ability to continue as a going concern and there can be no assurance that the Company will be able to raise any additional funds, repay amounts it has borrowed, or that its currently available funding will remain available. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability or classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared on a year-end March 31 basis and are in accordance with the accounting principles generally accepted in the United States of America. The Company has changed its fiscal year from December 31 to March 31 beginning in the fiscal year ending March 31, 2002.

On December 28, 1999, the Company acquired 100% of the stock of STI, an entity that was then under common control with the Company. As such, the acquisition of STI by the Company has been reflected in the consolidated balance sheets, statements of income and cash flows as of the earliest periods presented in a manner similar to a business combination accounted for as a "pooling-of-interest".

On September 30, 2000, the Company increased its stockholding in STI by purchasing 32,681 shares of common stock for a total consideration of $30,230,141.The Company made additional investments of $24,166,833 in 2001 the common stock of its wholly owned subsidiary, Silverline Technologies Inc. USA.

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

Accounting for Long-Lived Assets

The Company periodically evaluates the recoverability of its long-lived assets and certain identifiable intangibles. Whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the assets are written down to their net realizable value. For recoverability of the assets, the Company estimates the future cash flows expected to be generated from those assets and their eventual disposition. If the sum of the expected cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that the Company expects to hold and use is based on he fair value of the asset.

Foreign Currency Translation

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

Employee Benefit Plans

Provident and 401 (k) Funds

All Indian employees of the Company receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the employer each make monthly contributions to the plan equal to 12% of the covered employee's basic salary. The Company has no further obligations under the plan beyond its monthly contributions. STI provides a 401(k) defined contribution plan for all full time employees in the United States who choose to enroll and are over the age of twenty-one and have completed six months of service. Employees fully vest in matching contributions after five years of service. Employees may contribute up to 15% of their salary to the Plan. STI may match 50% of the employee's contribution, up to a maximum of 6% of the employee's annual salary or $2,400 per person per annum. The Company has decided not to contribute to the 401k fund starting from January 1, 2002.

On or about October 4, 2002, the United States Department of Labor Pension and Welfare Benefits Administration commenced an investigation into the ERISA plans of Silverline Technologies Inc., SeraNova, Inc. and Megasys, Inc. These entities face potential liabilities of approximately $900,000 in connection with monies owed to 401(k) and other ERISA plans. As of the date of this report, the investigation is still pending.

The provident fund plan has been made mandatory in Hong Kong from December 2000 onwards. Consequent to this, SCI has opted for a mandatory provident fund plan from January 2001. Under this plan, both the Company and the employee contribute 5% of the employee's monthly income, up to a maximum of HK $2,000 per month

Gratuity

In addition to the above benefits, the Company provides for gratuity, a defined benefit retirement plan (the Plan or Gratuity Plan), covering all Indian Company employees. The gratuity plan commenced on March 1, 1998. The Plan provides a lump sum payment to vested employees at retirement or termination of employment in an amount based on the respective employee's salary and the years of employment with the Company. The Company contributes each year to a gratuity fund maintained by the Life Insurance Corporation of India (LIC) based upon actuarial valuations. No additional contributions are required to be made by the Company in excess of the unpaid contributions to the Plan. The LIC has no recourse to the Company in the event of any shortfall in its obligations to vested employees and is entirely responsible for meeting all unfunded liabilities. Consequently, all additional liabilities that may arise will be borne by the LIC. Further, vested employees do not have any recourse to the Company in the event the LIC does not fulfill its obligations to them. The Company does not carry any pension liability in its financial statements and has no further obligations under the Plan beyond its annual contribution. As of March 31, 2002, the Company had outstanding $17,161 in unpaid contributions to the fund.

Superannuation

The Company provides for superannuation, a defined contribution retirement plan (the Superannuation plan) covering specified employees as per the terms of employment. The plan provides a lump sum payment to vested employees at retirement or termination of employment. The Company contributes each year to a superannuation fund maintained by LIC based upon percentage of the employees' salary. No additional contribution were required to be made by the Company in excess of the unpaid contributions to the plan. LIC has no recourse to the Company in the event of any shortfall in its obligations to the vested employees and is entirely responsible for meeting all unfunded liabilities. Consequently, all additional liabilities that may arise will be borne by the LIC. Further, vested employees do not have any recourse to the Company in the event that LIC does not fulfill its obligations to them. The Company has no further obligations under the plan beyond its monthly contributions. As of March 31, 2002, the Company had outstanding $17,117 in unpaid contributions to the plan.

Cash, Cash Equivalents and Short-Term Investments

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

Unbilled project costs

Unbilled project costs are valued at cost.

Inventories

Inventories are valued at cost. Cost is determined by use of the first in, first out (FIFO) method. Third party purchased software for resale is valued at lower of cost or net realizable value. As of March 31, 2002 all inventories have been written off as these have not been sold.

Long Term Investments

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

Decrease in Value of Investment

Due to the decline in the technology sector, the value of the Company's investment in TIS Worldwide, Inc., an e-business solutions integrator now known as Starpoint Solutions, Inc. ("Starpoint"), has significantly diminished since the time the Company entered into an investment and strategic alliance agreement with Starpoint in August 2000.

Intangibles

Goodwill and other intangibles are amortized on the straight-line method. Goodwill is amortized principally over a seven-year period. The non-compete agreement is amortized over the contractual period of 80 months. Technology based assets and intellectual property rights are amortized over the estimated useful life of the asset. All goodwill in the U.S. subsidiaries have been written off since most of the goodwill related to the acquisition of various companies which have discontinued their operations.

Research and Development

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

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes both SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurrng Events and Transactions, for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. For example, SFAS No. 144 provides guidance on how a long-lived asset that is used as part of a group should be evaluated for impairment, establishes criteria for when a long-lived asset is held for sale, and prescribes the accounting for a long-lived asset that will be disposed of other than by sale. SFAS No. 144 retains the basic provisions of APB No. 30 on how to present discontinued operations in the statement of operations but broadens that presentation to include a component of an entity (rather than a segment of a business). Unlike SFAS No. 121, an impairment assessment under SFAS No. 144 will never result in a write-down of goodwill. Rather, goodwill is evaluated for impairment under SFAS No. 142, Goodwill and Other Intangible Assets. The Company is required to adopt SFAS No. 144 no later than the fiscal year beginning after December 15, 2001, and plans to adopt its provisions for the quarter ending March 31, 2002. Management wrote-off entire Goodwill and Intangible of Silverline Technologies Inc. and SeraNova Inc. in early adoption of SFAS No. 144.

2. Cash and Cash Equivalents

Cash and cash equivalents are as follows:

                        Year ended Mar 31,   Qtr. ended June 30,
                                                 (unaudited)
                         2001       2002       2001       2002
Balance with banks
Current account       $3,329,296 $1,884,472            $1,347,396
Term Deposit           5,821,049     10,475                10,475
                      -------------------------------------------
Total                 $9,150,345 $1,894,947 $5,605,616 $1,357,871
                      -------------------------------------------

3. Accounts Receivable

Account receivables are as follows:

                                    Year ended March 31,      Qtr. ended June 30, (unaudited)
                                    2001            2002            2001            2002
Accounts Receivable             $58,466,737     $42,903,047     $44,550,125     $29,522,747
Allowance for doubtful accounts     (61,365)     (1,009,640)        (61,365)     (1,009,640)
                                -----------------------------------------------------------
Accounts Receivable (Net)       $58,405,372     $41,893,407     $44,488,760     $28,513,107
                                -----------------------------------------------------------

4. Inventories

Inventories are as follows:

                            Year ended March 31, Qtr ended June 30,
                            2001           2002  2001         2002

                            ---------------------------------------
Software in transit         $2,470,824        -  $2,475,000      -
                            ---------------------------------------

5. Prepaid expenses and other current assets

                         Year ended March 31,         Qtr ended June 30,
                           2001        2002           2001         2002

Deposits               $ 1,567,303 $   519,976   $   560,504  $   519,976
Loan to employees           46,572       2,841         3,900        2,641
Prepaid Expenses         2,178,356     403,559       245,271      245,600
Other receivables        8,844,462  16,149,808    23,891,579    9,104,450
Taxes receivable           108,874     575,102       211,061      575,102
                       --------------------------------------------------
Total                  $12,745,567 $17,651,286   $24,912,315  $10,447,769
                       --------------------------------------------------

Deposits represent advances to the Indian government departments and others agencies for electricity and other utility services as of March 31, 2001 and 2002.

Other receivables include accrued interest on deposits, and advances to vendors of services. It also includes an advance of $7,305,963 as at March 31, 2002 and $4,920,443 as at March 31, 2001 given to Silverline Holdings Corp, a related party.

Taxes receivable represent withholding tax deducted by various authorities in India on the income received by the Company. These amounts are recoverable from the revenue authorities.

For the US subsidiary, the benefit of deferred taxes is not reflected in the financial statements, as it is not clear if the US subsidiary will be able to use the benefits due to the going concern issue.

6. Income Taxes

Provision for tax is based on computations considering rebates and relief's under the Indian Income Tax Act and relevant Finance Act. The company claims exemptions available under the provisions of section 10A of the Income Tax Act 1961 in respect of income derived export of software development and related services.

Deferred tax is recognized subject to the consideration of prudence, on timing differences between the taxable income and accounting income that originate in one period and are capable of reversals in one or more subsequent periods. Deferred tax assets are not recognized on un-absorbed depreciation and carry forward of losses unless there is reasonable certainty that sufficient future taxable income will be available against which such deferred taxes can be realized.

The Company provides for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No.109, Accounting for Income Taxes, whereby deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. No provision for income taxes has been made for the three months ended March 31, 2001. Deferred tax benefits are not reflected because it is deemed that the net operating losses will not be utilized. The net operating losses incurred subsequent to December 31, 2000 are expected to be carried back initially. No asset has been reflected at this time.

7. Property, Plant and Equipment

                              Year ended March 31,   Three Months ended June 30,
                              2001          2002         2001         2002
Owned assets:
Land                        $   741,554 $   741,554   $   741,554 $   741,554
Buildings                    19,122,193  22,320,034    19,122,193  22,320,034
Furniture and Fixtures        9,669,717   8,801,269     9,669,717   8,801,269
Office equipment              4,340,186   3,845,716     4,340,186   3,845,716
Computer equipment           18,800,245  17,861,470    20,590,002  20,808,018
Vehicles                        243,039     280,307       243,039     280,307
Construction in process      17,570,961  17,604,006    17,570,961  17,604,007
Leased Assets:
Land                            956,801     956,801       956,801     956,801
Vehicles                        190,579     190,579       190,579     190,579
Computer Equipment              393,517     393,517       393,517     393,517
Office Equipment                 80,099      80,099        80,099      80,099

Total                        72,108,891  73,075,352    73,898,648  76,021,901

Accumulated Depreciation     19,102,233  17,798,000    20,231,633  21,022,640
                            -------------------------------------------------
Net property, plant and
equipment                   $53,006,658 $55,277,352   $53,667,015 $54,999,261
                            -------------------------------------------------
Property, plant and equipment are as follows:

Depreciation expense for the years ended March 31, 2001, 2002 and for three months ended June 30, 2001 and June 30, 2002 aggregate to $4,722,355, 5,074,502,
5,793,804 and 3,244,640, respectively.


Property, plant and equipment are stated at cost less accumulated depreciation. As of March 31, 2001 the fixed assets of Silverline Technologies Inc, USA were written down to fair market value of $200,000 since the company closed several of their offices and the assets located at these offices could not be properly identified. The Company computes depreciation for all property, plant and equipment using the straight-line method over the estimated useful lives of assets, as follows:

Owned assets
------------
Buildings                              40 years
Furniture and fixtures                  7 years
Computer equipment                      3 years
Office equipment                       10 years
Vehicles                                5 years

Leased assets
-------------
Land                            :      amortized over the life of the lease
Computer equipment              :      amortized over the life of the lease
Vehicles                        :      amortized over the life of the lease

9. Sale of buildings and other assets and sale/lease back

On December 31, 1997, STI sold its New Jersey office building to International Real Estate Ventures, LLC ("IREV"). Under the terms of the sale agreements, IREV obtained a $4,000,000 mortgage from

Chase Manhattan Bank to finance the purchase price of $4,000,000. IREV is a startup corporation, which will receive rents from STI and other tenants. STI has entered into a sale and lease back of half its New Jersey office building on December 31, 1997. The lease is classified as an operating lease. The annual lease payment over the life of the lease is $480,000. In January 2000, IREV sold the building to Silverline Holdings, Corp., the Company's major shareholder. See "Note 22 - Subsequent Events - Sovereign Bank v. Silverline Holdings Corp., Ravi Subramanian and Silverline Technologies, Inc." for information relating to litigation involving the office building.

10. Acquisitions and intangible assets

Since October 1998 Silverline Technologies has made several acquisitions as follows:

On October 23, 1998, the Company purchased substantially all the assets of Lorin Management Services, Inc., Lorimar Services, Inc., and Nova Technical Services, Inc. for $2,257,467. The Company entered into an eighty-month noncompete agreement with the former owner of those businesses. This acquisition has been accounted for as a purchase in accordance with Accounting Principles Board Opinion No. 16. The asset purchase agreement provided for contingent payments to the sellers upon the achievement of certain financial performance measures. As of March 31, 2001, $401,625, the unamortized balance of not-to-compete is charged off.

During the years ended December 31, 2000 and 1999, the Company accrued an additional $1,250,000 and $692,508, respectively, relating to the achievements of these measures.

Effective April 19, 2000, Silverline Technologies, Canada Inc. acquired directly and indirectly all of the issued and outstanding common shares of CIT, Canada Inc. and its subsidiary, CIT Egypt Inc for $3,900,288. In April 2002, the company closed the operations in Canada and sold off its interest in CIT Egypt.

On September 30, 2000, the Company purchased substantially all the assets of Megasys Software Services, Inc. from Aris Staffing Corporation for $6,225,000.

All the Investments are written off since these operations do not exist as of the balance sheet date.

On October 4, 2000, the Company acquired the entire common stock of Sky Capital International Limited (SCI), a Hong Kong based IT consultancy company and the Company's second largest client, comprising of 20 million shares in common stock of Hong Kong $1 each for a total price of U.S. $22,000,000. This acqusisiton has been accounted for as a purchase in accordance with Accounting Principles Board Opinion No. 16. The functional currency of SCI is Hong Kong Dollar. Results of operations since the acquisition date have been included in the statement of income. The translation of Hong Kong dollars into US $ is performed for balance sheet accounts using exchange rates as of the balance sheet date and at the average montly rates for revenue and expense accounts.

The following table represents the allocation of the acquisition amount:

Property, plant, and equipment                            $    690,617
Current and other assets                                    18,482,304
Intellectual property rights                                    64,267
Goodwill                                                    18,166,613
Current liabilities                                        (14,799,756)
                                                          ------------
                                                          $ 22,604,045
                                                          ============

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

                                                  Pro forma
(Millions except for per share data)       Year ended December 31
                                           ----------------------
                                             1999           2000
                                           -------        -------
Net Sales                                  $102.95        $157.47
Net income                                   13.84          25.03
Net income per share
  Basic:                                      0.24           0.36
  Diluted:                                 $  0.21        $  0.36

On March 6, 2001 STL acquired the entire issued share capital of SeraNova in exchange for issuing 6,227,442 ADS ( each ADS representing 2 underlying shares) to the shareholders of Sera Nova at a ratio of 0.35 ADS per share in SeraNova.

In addition, STL has issued 4.3 million ADSs in discharge of the liability $10.0 million of SeraNova to its creditors. SeraNova has further given a bank guarantee of Rupees 265.5 million to Andra Bank, Hyderabad for banking facilities given to SeraNova India Pvt. Ltd., a subsidiary of SeraNova, Inc.

On February 12, 2002, Silverline Technologies Limited acquired the entire share capital of eCom Server Inc. by issuing 6.8 million share of ADSs ( each ADS representing 2 underlying shares) to the shareholders of eCom Server Inc.

Intangibles are as follows:

                     Year ended Mar 31,     Qtr. Ended June 30,
                      2001       2002        2001        2002

Goodwill         $62,907,049 $54,280,675 $44,061,398 $55,590,244

Accumulated amortization

                          ------------------------------------------------------
Total                        $62,907,049  $54,280,675  $44,061,398   $55,590,244
                          ------------------------------------------------------

Amortization expense for the years ended March 31, 2001, 2002 and for three months ended June 30, 2001 and June 30, 2002 were $Nil, $Nil, $Nil, $Nil and $Nil respectively.

11. Related Parties

Related party transactions are transfer of resources or obligations between related parties, regardless of whether a price is charged. Parties are considered to be related, if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial or operating decisions. Parties are considered to be related if they are subject to common control or common significant influence.

STI made advances, in the form of payments to Mr. Ravi Subramanian, the chairman, totaling $75,000 during 2002. The outstanding as at March 31, 2002 is $15,000.

STI made advances, in the form of payments made on behalf of Mr. Ravi Subramanian, the chairman, totaling $787,640 and $1,855,000 during 1999 and 2000 respectively. The amount has been repaid as of the end of 1999 and 2000.

During 2000, STI made advances to KS Software International, Inc., amounting to $1,000,000. The entire amount advanced has been repaid as of December 31, 2000.

During 2002, STI has paid rent of $732,248 to Silverline Holdings Corp. STI made advances of $3,558,991 and $10,530,529, during December 31, 1999 and 2000 respectively, to Silverline Holdings Corp. As of March 31, 2002, $7,305,963 remained outstanding and is included in prepaid expenses and other current assets.

12. Investments

Investments as at March 31, 2002 and 2001 are $11,339,043 and $11,154,036
respectively. These include investment in Star Point Solutions Inc, USA (formerly, TIS Worldwide Inc) $766,824 Series B convertible preferred stock at a price of $ 8.1505 per share amounting to $ 10,000,000.

13. Other Current Liabilities

                                  Year ended March 31,    Qtr. ended June 30,
                                   2001         2002       2001        2002

Taxes Payable                  $ 4,961,628  $4,909,399 $5,219,376   $5,935,239
Other current liabilities       11,294,516           -  2,266,475            -
                               -----------------------------------------------
Total                          $16,256,144  $4,909,399 $7,485,851   $5,935,239
                               -----------------------------------------------

14. Lines of credit, long-term debt and capital lease obligations

                                Year ended Mar 31,
                                 2001        2002

Colombia Savings            $   100,000 $    24,598
Bank of Baroda (NY)           8,591,250   9,642,750
HSBC                         26,783,750  29,753,250

Andhra Bank (India)                         6,086,594     5,923,017
Fleet Bank                                  4,230,824
Zion Bank                                      70,813
Capital Lease obligations                     175,223        16,883
Bank Loan- UK subsidiary                                    120,550
Bank Loan- Asia Pacific                       505,871       524,181
Bank Loan- Sky Capital
Bank Loan- Silverline India                               3,751,221
Total                                      46,544,325    49,756,450
Less: Current portion                      39,901,383    49,692,597
                                        ----------------------------
Long term debt and capital lease           $6,642,942       $63,853
                                        ----------------------------


1. Loan payable to Columbia Savings Bank is collateralized by equipment and is payable in 60 equal monthly installments of $12,500 plus interest calculated at a rate of prime plus 3/4%. Final payment was due December 31, 2001. Silverline Technologies, Inc. has defaulted on the note, which as of March 31, 2002, had a balance due of $24,598. Silverline Technologies, Inc. is involved in litigation with the bank for the said amount.

2. On May 28, 2002, HSBC USA, the primary lender, withdrew a secured line of credit made available to Silverline Inc. due to uncured events of default committed by Silverline under the loan facility and commenced an action in the United States District Court for the Southern District of New York, against Silverline Inc. and Silverline Ltd., Silverline Technologies, (Canada) Inc., Silverline Technologies UK Limited, Seranova and Ravi Subramanian, as guarantors to recover in excess of approximately $ 27.3 million , plus interest , in connection with the loans made by HSBC to Silverline Inc under the loan facility as of January 2002. HSBC holds and has begun enforcing a judgment against all defendants arising out of this proceedings in the approximate amount of $27.5 million pursuant to a settlement agreement dated Sept 18, 2002 approved by the court. Defendants are entitled to a credit of approximately a little over $7.0 million against the judgment for payments made. The credit facility for $40 million was jointly shared by HSBC and Bank of Baroda in the ratio of 75% and 25% respectively. Bank of Baroda has threatened its own lawsuit.

16. Stockholders' equity

The Company has only one class of equity share denominated in Indian Rupees. The changes in equity shares during the years 2001 and 2002 are as follows:

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED MARCH 31, 2001 AND 2002


                                                        Equity Shares           Additional Paid-in  Share Application    Retained
                                               --------------------------------
                                                    Number       Par Value           Capital         Money - Warrant     Earnings
                                               -------------------------------------------------------------------------------------
BALANCE, MARCH 31, 2000                              64,500,000     $18,305,532    $ 24,665,866     $        -        $ 39,167,854


Cash dividends declared
Common stock - issue of ADS                          21,154,884       4,621,452     133,647,298
Deferred Stock Based Compensation                                                      (334,455)
Currency Translation Adjustments/gains and
 losses on sale of investments
Amortization of stock based compensation
Net income / (Loss)                                                                                                    -91,251,408
                                               -------------------------------------------------------------------------------------
BALANCE, MARCH 31, 2001                              85,654,884     $22,926,984    $157,978,709     $        0        ($52,083,554)
                                               =====================================================================================

Cash dividends declared                                                                                                 (2,410,513)
Common stock - issue of ADS                          22,200,000       4,560,757      23,653,404
Share application money-warrants                                                                     1,565,693
Deferred Stock Based Compensation                                                       (33,347)
Currency Translation Adjustments/gains and
 losses on sale of investments
Amortization of stock based compensation
Net income / (Loss)                                                                                                    (54,608,559)
                                               -------------------------------------------------------------------------------------
BALANCE, MARCH 31, 2002                             107,854,884     $27,487,741    $181,598,766     $1,565,693       ($109,102,626)
                                               =====================================================================================

Cash dividends declared
Common stock - issue of ADS
Share application money-warrents
Deferred Stock Based Compensation
Currency Translation Adjustments/gains and
 losses on sale of investments
Amortization of stock based compensation
Net income / (Loss)                                                                                                     (3,428,050)
                                               -------------------------------------------------------------------------------------
BALANCE, JUNE 30, 2003 (unaudited)                  107,854,884     $27,487,741    $181,598,766     $1,565,693       ($112,530,676)
                                               =====================================================================================

                                                      Accumulated Other          Deferred StockBased    Total Shareholders

                                                  Comprehensive Income/ Loss        Compensation               Equity
                                               ----------------------------------------------------------------------------
BALANCE, MARCH 31, 2000                                          ($4,061,122)            ($1,302,846)         $ 76,775,284
                                                                                                              $          0
Cash dividends declared                                                                                       $          0
Common stock - issue of ADS                                                                                   $138,268,750
Deferred Stock Based Compensation                                                            334,455          $          0
Currency Translation Adjustments/gains and
    losses on sale of investments                                 (9,412,527)                                  ($9,412,527)
Amortization of stock based compensation                                                     803,056          $    803,056
Net income / (Loss)                                                                                           ($91,251,408)
                                               ----------------------------------------------------------------------------
BALANCE, MARCH 31, 2001                                         ($13,473,649)              ($165,335)         $115,183,155
                                               ============================================================================

Cash dividends declared                                                                                        ($2,410,513)
Common stock - issue of ADS                                                                                   $ 28,214,161
Share application money-warrants                                                                              $  1,565,693
Deferred Stock Based Compensation                                                             33,347          $          0
Currency Translation Adjustments/gains and
    losses on sale of investments                                    774,925                                  $    774,925
Amortization of stock based compensation                                                      95,287          $     95,287
Net income / (Loss)                                                                                           ($54,608,559)
                                               ----------------------------------------------------------------------------
BALANCE, MARCH 31, 2002                                         ($12,698,724)               ($36,701)         $ 88,814,149
                                               ============================================================================

Cash dividends declared                                                                                       $          0
Common stock - issue of ADS                                                                                   $          0
Share application money-warrents                                                                              $          0
Deferred Stock Based Compensation                                                                             $          0
Currency Translation Adjustments/gains and
    losses on sale of investments                                 (7,765,248)                                  ($7,765,248)
Amortization of stock based compensation                                                      36,701          $     36,701
Net income / (Loss)                                                                                            ($3,428,050)
                                               ----------------------------------------------------------------------------
BALANCE, JUNE 30, 2003 (unaudited)                              ($20,463,972)          $           0          $ 77,657,552
                                               ===============================================================================

As of March 31, 2001, the Company has utilized $4,621,452 towards purchase of additional common stock in STI (Subsidiary company in the United States of America). As of March 2002, the Company has utilized $4,560,757 towards purchase of additional common stock in STI.

Authorized Share Capital

The authorized equity shares of the Company for the years 2001 and 2002 were 110,000,000 and 135,000,000.

17. Extraordinary item

During the year ended March 2001 and March 2002, the Company wrote off $95,674,600 and $52,576,633 respectively as follows:

--------------------------------------------------------------------------------
                                     2001                  2002
--------------------------------------------------------------------------------
Accounts Receivable                  $ 32,200,000          $ 29,123,637

--------------------------------------------------------------------------------
Investments                            31,600,000             1,599,543
--------------------------------------------------------------------------------
Goodwill                               13,700,000             2,508,069
--------------------------------------------------------------------------------
Property, Plant & Equipment             8,700,000            11,863,565
--------------------------------------------------------------------------------
Purchased Software                      4,700,000             3,705,212
--------------------------------------------------------------------------------
Others                                  4,774,600             3,776,607
--------------------------------------------------------------------------------
Total                                $ 95,674,600          $ 52,576,633
--------------------------------------------------------------------------------

        These write-offs are from Silverline Technologies, Inc. and Seranova, Inc., U.S. subsidiaries of Silverline Technologies, Limited.

18. Employee benefit plans

Gratuity

The entire liability on this account is accrued based on actuarial valuation as of March 31 each year and funded with Life Insurance Corporation Of India (LIC). On funding with LIC, the Company does not have any further liability.

As of December 31, 1999, the Company had obtained an actuarial valuation of the liability and has accrued the same. The amount accrued is $11,100, shown in other accrued liabilities. As of December 31, 2000 and 2001, the liability has been estimated and accrued and shown in other accrued liabilities at $18,462 and $17,161, respectively.

Superannuation

The entire liability on this account is accrued based on actuarial valuation as of March 31 each year and funded with Life Insurance Corporation Of India (LIC). On funding with LIC, the Company does not have any further liability.

As of December 31, 1999, 2000 and 2001, the Company has estimated the liability and accrued the same at $15,762, $10,867 and $17,117, respectively and shown in other accrued liabilities.

19. Commitment and Contingencies

Bank guarantees, Letters of Credits and Other guarantees

The details of bank guarantees, Letters of Credits and other Guarantees outstanding as of March 31, 2001 and March 31, 2002 are $103,789 and $92,832 respectively.

Capital commitments

The outstanding capital commitments provided for March 31, 2001 and March 31, 2002 are $17,992,290 and $10,479,187 respectively

Total rent and lease expense for the years ended March 31, 2001 and 2002 were $2,022,515 and $1,127,091 respectively.

STI has long-term operating leases for its office facilities in Illinois. STI also leases other office facilities under short-term (one year or less) leases. In conjunction with the sale of the STI's NJ office building, it has entered into a long-term operating lease for that facility expiring December 30, 2012 with two optional five-year extensions. Many of the leases have been prematurely cancelled or arrangements made with the lessor for early termination. There are claims for unpaid rents due to early cancellation of lease, which are not in the commitments quantified.

As of March 31, 2001 future minimum lease payments are as follows:

  2001          $  639,648
  2002             827,148
  2003             750,000
  2004             750,000
  2005             750,000
Thereafter       5,250,000

It is not clear if the company will be allowed to operate in the New Jersey facility by the lenders of the lessee who are in the process of foreclosing the property.

20. Litigation

The Company is subject to the legal proceedings and claims described below. For a description of additional legal proceedings and claims to which the Company is a party or subject, see "Note 22-Subsequent Events-Litigation".

CIT Canada Inc and Net Objects Inc v. Gaming Lottery Corporation

Our wholly-owned subsidiary CIT Canada Inc. commenced a lawsuit on June 17, 1998, in the Superior Court of the Province of Ontario, Court File No. 98-CV-149817 against the Gaming Lottery Corporation for the improper repudiation of a Software Development Agreement, claiming Cdn.$21.0 million in damages. The Gaming Lottery Corporation has asserted counterclaims against CIT Canada and has claimed damages in the amount of Cdn.$10.0 million. We believe that the counterclaims have no merit. A hearing is scheduled for April 11, 2003, at which time it is expected that a court order setting a timetable to complete discovery will be established.

NSA Investments II LLC v. SeraNova Inc., Rajkumar Koneru, Ravi Singh, Intelligroup Inc., and Silverline Technologies Limited

On February 7, 2001, NSA Investments II LLC, ("NSA"), filed a lawsuit in the United States District Court for the District of Massachusetts, Case No. 01-10223 (PBS), against our company and its subsidiary, SeraNova, and two of its officers, Rajkumar Koneru and Ravi Singh, and Intelligroup, Inc., ("Intelligroup"), the former parent company of SeraNova. In or about May, 2001, NSA agreed to dismiss Silverline from the action without prejudice. This action arises from a $4.0 million investment made by NSA in SeraNova in March 2000 (when SeraNova was owned by Intelligroup), as part of a private placement of SeraNova's securities. NSA alleges, among other things, that SeraNova breached the terms of the stock purchase agreement pursuant to which

NSA made its investment in SeraNova. The complaint alleges: (i) negligent misrepresentation, fraudulent misrepresentation, and securities law violations against SeraNova, Mr. Koneru and Mr. Singh; (ii) breach of contract and unfair trade practices against SeraNova; and (iii) securities law violations against Intelligroup. NSA also seeks unspecified damages and unspecified multiple damages and attorneys' fees from SeraNova, Intelligroup and the two individual defendants. SeraNova and Messrs. Koneru and Singh answered NSA's complaint and intend to vigorously contest and deny the allegations of wrongdoing set forth therein. By Memorandum and Order dated September 30, 2002, the court granted, in part, NSA's motion for partial summary judgment, in connection with NSA's claim for breach of contract arising out of express representations made in the stock purchase agreement concerning Intelligroup's spinoff of SeraNova in July 2000. The court scheduled a pre-trial conference for October 31, 2002. At the pre-trial conference, the court set a final pre-trial conference for February 11, 2003, and a trial date of February 24, 2003. On January 20, 2003, the defendants agreed to settle the matter. On January 24, 2003, counsel for NSA notified the court that the case was settled. On January 28, 2003, the court issued an order dismissing the action without prejudice to any party reopening the action within 30 days if the settlement is not consummated. On February 13, 2003, NSA's counsel advised defendant's counsel that NSA would reopen the matter if the settlement is not consummated by February 14, 2003. As of February 14, 2003, the settlement had not been consummated.

Intelligroup Inc. v. SeraNova Inc., Silverline Technologies Limited and Silverline Technologies Inc.

In August 2001, Intelligroup commenced litigation against SeraNova, Silverline Technologies, Ltd. (Silverline Ltd.) and Silverline Technologies, Inc. (Silverline Inc.) in the Superior Court of the State of New Jersey, Middlesex County, Case No. L-007991-01, to recover approximately $10.5 million alleged to be due and owing to Intelligroup on a promissory note issued by SeraNova and approximately $500,000 alleged to be owed by SeraNova to Intelligroup under a consulting contract under which Intelligroup provided consulting services to SeraNova. SeraNova has asserted a counterclaim for reformation of the promissory note on the grounds that the note was supposed to reflect certain cost allocations to the divisions of Intelligroup, which were spun off to form SeraNova, but in fact did not properly reflect such costs. In addition, SeraNova asserted a series of counterclaims seeking damages in excess of $5.0 million as a result of breaches by Intelligroup of various contracts, including an alleged improper termination by Intelligroup of SeraNova's access to a satellite link for computer data transmission that Intelligroup had procured for the benefit of both Intelligroup and SeraNova. The parties have exchanged interrogatories, produced documents and taken depositions. A trial date of February 27, 2003, has been scheduled.

Intelligroup, Inc. v. SeraNova, Inc., Silverline Technologies Limited, and Silverline Technologies Inc.

In March 2002, Intelligroup commenced arbitration proceedings against SeraNova, Silverline Ltd. and Silverline Inc. with the American Arbitration Association seeking damages arising from alleged breaches by SeraNova, Silverline Ltd. and Silverline Inc. of their obligation to pay rent for four facilities located in Edison, New Jersey, Foster City, California and Phoenix, Arizona, under a space sharing agreement and a contribution agreement between Intelligroup and SeraNova. Intelligroup also sought to terminate the various leases and accelerate all of the payments due, seeking over $4.5 million in damages.

Silverline Inc. and Silverline Ltd. objected to the arbitration award covering them on the grounds that they had not agreed to arbitrate and that only a court could determine otherwise. The arbitration panel overruled that objection and conducted an arbitration proceeding in late June 2002. On or about August 9, 2002, the arbitration panel issued an award in favor of Intelligroup and against SeraNova, Silverline Inc. and Silverline Ltd. in the sum of approximately $625,000, and reserved the right to issue additional awards with respect to each subsequent quarter-year's worth of future lease obligations, which the panel determined would not form the subject of a current accelerated award.

On August 12, 2002, Intelligroup commenced an action in the Superior Court of the State of New Jersey, County of Middlesex, Case No. 0222-02, to confirm the arbitration award. Judgment was entered by the court against SeraNova on the award. Silverline Inc. and Silverline Ltd. renewed their objection to the arbitration award being confirmed as to them on the grounds that they had not agreed to arbitrate and that only a court could determine otherwise. On October 3, 2002, the court entered a judgment against Silverline Inc. and Silverline Ltd. confirming the award granted by the arbitration panel.

SeraNova, Silverline Ltd. and Silverline Inc. negotiated a partial settlement in connection with a transition of a portion of their employees providing certain information technology services that involve a release from liability to Intelligroup with respect to one of the four properties at issue in the arbitration that reduced the amount of the judgment against SeraNova, Silverline Ltd. and Silverline Inc. by approximately $97,000. For more information about the contemplated employee transition which has since been completed, please see "Note 22-Subsequent Events-Certain Transactions."
The judgment (subject to reduction as described in the preceding paragraph) remains outstanding and could be increased if future lease payments are not made and the arbitration panel issues a subsequent award against SeraNova, Silverline Inc. and Silverline Ltd.

In addition, Intelligroup has commenced a subsequent action, docket number C-350-02 in the same court, seeking to enforce subsequent payment defaults in court rather than pursue arbitration. A judgment of approximately $219,000 has been entered against SeraNova, Silverline Inc. and Silverline Ltd. on account of subsequent rent defaults. Intelligroup also has sought a judgment of approximately $236,000 against SeraNova, Silverline Inc. and Silverline Ltd. for legal fees arising out of the lease breaches. It is anticipated that a judgment for that amount will be entered shortly.

Starpoint Solutions Inc. v. Silverline Technologies Limited

On January 4, 2002, Starpoint Solutions Inc., a Delaware corporation, filed a complaint with the United States District Court for the Southern District of New York, Civil Action No. 02 CV 0083 (PKL), against Silverline Ltd. The complaint alleged: (i) breach of the terms of a securities purchase agreement and a memorandum of understanding relating to the obligation of Silverline Ltd. to purchase certain securities from Starpoint; and (ii) breach of implied covenant of good faith and fair dealing. On March 18, 2002 Silverline Ltd. filed an answer disputing the allegations and asserting counterclaims against Starpoint. On September 26, 2002, Starpoint and Silverline reached an agreement in principle to settle the dispute and filed a stipulation of dismissal with the court. Under the proposed settlement agreement: (i) the lawsuit will be dismissed; (ii) Silverline Ltd. will provide Starpoint with credit in the amount of $250,000 to be applied against any software development work to be provided to Starpoint outside North America by Silverline Ltd.

from its development centers in India through August 3, 2003; and (iii) Silverline Ltd. will provide Starpoint with credit in the amount of $100,000 to be applied against any IT consulting or staffing services to be provided by Silverline Ltd. to Starpoint in North America through August 3, 2003.

If the settlement is not consummated, then either party may withdraw the stipulation of dismissal provided such withdrawal was prior to September 26, 2002. As of September 26, 2002, the stipulation of dismissal had not been withdrawn and the parties entered into a settlement agreement in accordance with terms described above.

21.  Employees' Stock Option Plan (ESOP):

i) In terms of the approval granted by the members at the Extra Ordinary General Meeting held on November 5, 1999, the Company granted 1,000,000 stock options to the resident Indian employees on November 12, 1999, under an Indian Stock Option Plan I. All options under the plan are exercisable for equity shares, on a one to one basis at an exercise price of Rs.425/-, being the market price of the company's equity shares on the date of the grant of the option. The options have been granted with a vesting period as below:

           Date of Vesting                No of Options
              01/04/2001                      237,037
              01/04/2002                      312,960
              01/04/2003                      450,003
              Total                         1,000,000

     The employees have one year to exercise the options from the date of vesting. No vested option has been exercised till date. As the exercise price and the market price on the date of the grant were the same, no compensation cost has been recognized in the accounts.

ii) Consequent to the ADS issue of June 20, 2000 and in terms of approval granted by the members at the Extra Ordinary General Meeting held on March 21, 2000, the company granted 1,000,000 stock options to the employees of its wholly owned subsidiaries, under an ADR Linked Stock Option Plan. All options under the plan will be exercisable for ADS's, on a one to one basis (each ADS equals 2 underlying equity shares), at a price of USD 25 per ADS being the price at which the company has made the initial ADS issue. The options have been granted with a vesting period as below:

           Date of Vesting                   No of Options
              01/07/2002                        673,107
              01/01/2002                        167,234
              01/07/2002                          2,729
              01/01/2003                        154,430
              01/07/2003                          2,500
              Total                           1,000,000

     The employees have three years to exercise the options from the date of vesting. As the exercise price and the market price on the date of the grant were the same, no compensation cost has been recognized in the accounts.

iii) In terms of the approval granted by the members at the Annual General Meeting held on September 28, 2000, the Company granted 700,000 stock options to the resident Indian employees on April 16, 2002, under an Indian Stock Option Plan II. All options under the plan will be exercisable for equity shares, on a one to one basis at an exercise price of Rs.61/-, being the market price of the company's equity shares on the date of the grant of the option. The options have been granted with a vesting period as below:

           Date of Vesting                       No of Options
              30/06/2002                             175,000
              30/06/2003                             175,000
              30/06/2004                             350,000
              Total                                  700,000

     The employees have one year to exercise the options from the date of vesting. No vested options have been exercised. As the exercise price and the market price on the date of the grant were the same, no compensation cost has been recognized in the accounts.

iv) Pursuant to the acquisition of SeraNova Inc. U.S.A. and in terms of the approval granted by the members at the Extra Ordinary General Meeting held on February 20, 2002, the Company granted 2,000,000 stock options on April 16, 2002, to the employees of SeraNova Inc, USA and its subsidiary, in exchange for options held by them in SeraNova Inc. U.S.A., under an ADR linked stock option plan II. All options under the plan will be exercisable for ADS's, on a one to one basis (each ADS equals 2 underlying equity shares), at a price of US $ 2.95 per ADS being the market price of the company's ADS on the date of grant of the option. The options have been granted with a vesting period as below:

           Date of Vesting                       No of Options
              16/04/2002                             551,630
              16/04/2002                             289,674
              16/10/2002                             289,674
              16/04/2003                             289,674
              16/10/2003                             289,674
              16/04/2004                             289,674
              Total                                2,000,000

     The employees have five years to exercise the options from the date of vesting. No vested options have been exercised. As the exercise price and the market price on the date of the grant were the same, no compensation cost has been recognized in the accounts.

     In terms of the approval granted by the members at the Extra Ordinary General Meeting held on February 20, 2002, the Company issued 1,000,000 stock options on April 16, 2002 to the employees of its subsidiaries under an ADR linked Indian Stock Option Plan III. All options under the plan will be exercisable for ADS's on a one to one basis (each ADS equals 2 underlying equity shares), at an exercises price of US $ 2.95 per ADS, being the market price of the company's ADS on the date of grant of the option. The options have been issued with a vesting period as below:

                Date of Vesting             No of Options
                  16/04/2002                    500,000
                  16/10/2002                    200,000
                  16/04/2003                    100,000
                  16/10/2003                    100,000
                  16/04/2004                    100,000
                  Total                       1,000,000

     The employees have five years to exercise the options from the date of vesting. No vested options have been exercised. As the exercise price and the market price on the date of the grant were the same, no compensation cost has been recognized in the accounts.

22. Subsequent Events

Siverline Technologies (Canada) and Silverline (Egypt)

The operations of Silverline Technologies (Canada) was discontinued from April 15, 2002 and and Silverline (Egypt) was sold on February 28, 2002 for a proceeds of $ NIL to the company.

Silverline Technologies, Inc. and Seranova, Inc.

As of December 2002, the Companies have substantially discontinued their activities in the U.S. Silverline Technologies Limited has not adjusted its investments or receivables balances in accordance with accounting principles generally accepted in India, which differ in certain material respects from generally accepted accounting principles in the United States of America.

Litigation

U.S.-Based Litigation

HSBC USA Litigation

On May 28, 2002, HSBC USA, the primary lender, withdrew a secured line of credit made available to Silverline Inc. due to uncured events of default committed by Silverline under the loan facility and commenced an action in the United States District Court for the Southern District of New York, against Silverline Inc. and Silverline Ltd., Silverline Technologies, (Canada) Inc., Silverline Technologies UK Limited, SeraNova and Ravi Subramanian, as guarantors to recover in excess of approximately $ 27.3 million , plus interest , in connection with the loans made by HSBC to Silverline Inc under the loan facility as of January 2002 and as collateral agent of Bank of Baroda. HSBC holds and has begun enforcing a judgment against all defendants arising out of this proceedings in the approximate amount of $27.5 million pursuant to a settlement agreement dated Sept 18, 2002 approved by the court. Defendants are entitled to a credit of approximately a little over $7.0 million against the judgment for payments made. The credit facility for $40 million was jointly shared by HSBC and Bank of Baroda in the ratio of 75% and 25% respectively. Bank of Baroda has threatened its own litigation.

Intelligroup, Inc. v. Silverline Technologies, Inc., Silverline Technologies, Ltd., SeraNova, Inc. and HSBC Bank

On October 4, 2002, Intelligroup filed a complaint in the Superior Court for the State of New Jersey, County of Middlesex, Case No.L-9094-02, against Silverline Technologies, Inc., Silverline Technologies, Ltd., SeraNova, Inc. and HSBC Bank. As previously disclosed above in this annual report on Form 20-F, HSBC Bank holds a judgment against Silverline in the approximate amount of $27.5 million pursuant to the Settlement Agreement. In this action, Intelligroup is alleging, among other things, that it is entitled to recover from HSBC and the Silverline defendants certain monies that HSBC has received from the Silverline parties and others in connection with the claims brought by HSBC in its action against the Company and its subsidiaries.

Sovereign Bank v. Silverline Holdings Corp., Ravi Subramanian and Silverline Technologies Inc.

In June 2002, Sovereign Bank (Sovereign) commenced two separate actions in the Superior Court of New Jersey, Middlesex County, Docket Nos. L-5092-02 and F-10240-02, against Silverline Holdings, Inc. (Holdings), Ravi Subramanian and Silverline Technologies, Inc. (collectively, the Silverline Parties) relating to what Sovereign claims are defaulted construction and term loans which were not repaid according to their terms. Sovereign claims to be owed approximately $6.5 million.

The collateral for the loan is the office building owned by Holdings located in Piscataway, New Jersey (Property). In the first action, Sovereign seeks to foreclose its mortgage interest (the Foreclosure Action). In the second action, Sovereign sought and obtained a money judgment against Holdings as the borrower under the loan instruments, and as against Ravi Subramanian, individually, as the guarantor of the loan (the Money Judgment Action). Silverline Inc. is a tenant at the property and is obligated to pay rent to Holdings pursuant to a lease between the parties.

In the Foreclosure Action, the Silverline Parties entered into a partial settlement with respect to Silverline Inc.'s continued tenancy and the appointment of a receiver for the Property. Under the settlement, Silverline Inc. is obligated to pay $75,000 per month to Sovereign, representing its rent payments otherwise due to Holdings, and must pay real estate taxes accruing on the Property. Silverline Inc. may continue this arrangement without the appointment of a receiver as long as the rent payments continue to be made. Payments were made until November 2002. Real estate taxes, however, remain in arrears. In early December 2002, the court presiding over the Foreclosure Action appointed a receiver for the Property. The receiver has made a demand for payment and commenced an eviction action for non-payment of rent and Silverline Inc.'s breach of the lease. The eviction action is scheduled to be heard on February 19, 2003. Sovereign has joined certain junior lienholders in the Foreclosure Action for the purposes of extinguishing their interest in the Property. These lienholders include Bank of India, Countywide Architectural, and Dellanno Construction.

Sovereign has scheduled a judicial sale of the Property for March 5, 2003 unless the debt is otherwise paid or refinanced.

In October 2002, the court presiding over the Money Judgment Action issued a judgment against Holdings and Subramanian in the approximate amount of $6.4 million, but not against Silverline Inc. since it is not an obligor of the loan. Neither Holdings nor Subramanian have appealed the court's judgment.

On November 27, 2002, Sovereign moved for an order permitting it to sell the Property at a judicial sale. The court decided the motion on or about December 30, 2002, and issued a final judgment. The foreclosure sale will take on March 5, 2003, although Holdings has the right to adjourn it for four weeks until early April 2003.

Information Leasing Corporation, Inc.  v. Silverline Technologies Inc.

On August 5, 2002, Information Leasing Corporation commenced litigation in the Superior Court of New Jersey, Middlesex County, Case No. L-7259-02, against Silverline Inc., relating to Silverline's failure to make lease payments on certain equipment leased from Information Leasing Corporation. Information Leasing Corporation is demanding the payment of $204,244 (as of June 7, 2002), plus interest and late fees. This litigation is currently in the discovery phase, and at this time, the Company is not able to express any view as to whether it will prevail in this action.

Gajanan Vengurlekar and Umesh Pachpande v. Silverline Technologies, Ltd., SeraNova, Inc., Silverline Technologies, Inc. Dr. Nirmal Jain, Ravi Subramanian, Kulathu Subramanian and Doe Corporation 1-20.

On September 25, 2002, Gajanan Vengurlekar and Umesh Pachpande commenced litigation against our company, certain of its officers, and other parties in the United States District Court for the Southern District of New York, Case No. 02-CV-7724. Plaintiffs purport to represent a class of all current and former U.S. employees of Silverline Technologies, Inc. and SeraNova, Inc. Plaintiffs have not sought or obtained class certification. The Amended and Supplemental Class Action Complaint alleges that the class was not paid wages, salaries and other compensation, that withheld taxes were not paid, and that pension plan contributions were wrongfully retained by defendants. Silverline served its answer and defenses on the plaintiffs on January 29, 2003. Plaintiffs have made a settlement demand for $889,486.38. This action is currently pending. We are considering all of our options, including exploring an out-of-court settlement with plaintiffs and vigorously contesting defendants' liability in the action.

New Jersey Department of Labor v. Ravi Subramanian and Silverline Technologies, Inc.

The New Jersey Department of Labor brought an administrative action against Silverline Inc., Case #GE-2009-0702-STO. On December 17, 2002, the New Jersey Department of Labor issued a Final Order requiring the payment of $4,583,265 in unpaid employee wages, $100,000 in administrative penalties, and $528,786.77 in administrative fees. The New Jersey Department of Labor has threatened to file its order as a judgment, but Silverline Inc. has objected to the Department of Labor's attempt to enter judgment without affording an opportunity for a hearing. The Department of Labor has rejected Silverline Inc.'s request for a hearing. Silverline Inc. is exploring all of its options, including an out-of-court settlement and vigorously contesting liability in this administrative matter.

eWork Services (f/k/a Tristep Inc., f/k/a Brava Services) v. Silverline Technologies Inc. (f/k/a SeraNova)

eWork Services filed suit on April 15, 2002 in the Superior Court of California, County of San Joaquin, Docket Number TY 06040, alleging non-payment pursuant to a temporary services agreement dated May 3, 2000, between SeraNova and Brava Services, Inc., eWork's predecessor-in-interest. eWork seeks judgment in the amount of $17,891.49. On August 26, 2002, eWork filed an Entry of Default against defendant. Silverline Inc. is considering all of its options, including exploring an out-of-court settlement with plaintiff and vigorously contesting defendant's liability in the action.

Northwest Business Center, LLC v. Silverline Technologies Inc.

On July 12, 2002, Northwest Business Center, as landlord, filed claims against Silverline Inc. in Arizona Superior Court, Maricopa County, Case No. CV 2002-013434, for failure to pay rent at a commercial site and failure to pay a dishonored check. Northwest Business Center seeks approximately $200,000 in damages and attorneys fees. On August 22, 2002, Northwest Business Center filed an application for entry of default in this proceeding. Management is considering all of its options, including exploring an out-of-court settlement with plaintiff and vigorously contesting defendant's liability in the action.

PR Newswire Association, Inc. v. Silverline Technologies Inc. and Silverline Technologies, Ltd.

On September 10, 2002, PR Newswire filed a complaint against Silverline Ltd. and Silverline Inc. in the Superior Court of New Jersey, Middlesex County, Special Civil Part, Docket No. DC-10881-02, for failure to pay invoices for information services rendered in the amount of $12,845.00. Silverline Ltd. and Silverline Inc. filed an answer on November 26, 2002. PR Newswire has moved to strike the answer on the ground that we have not replied to their discovery request. The matter is pending and the parties are currently engaged in settlement discussions.

Parker Interior Plantscape, Inc. v. Silverline Technologies, Inc.

On August 13, 2002, Parker Interior filed a complaint in the Superior Court of New Jersey, Middlesex County, Special Civil Part, Docket No. DC-11021-02, against Silverline Inc. for failure to pay invoices for horticultural services rendered in the amount of $8,922.83, and Silverline Inc. filed an answer on November 26, 2002. The matter is currently pending. Silverline Inc. is considering all of its options, including exploring an out-of-court settlement with plaintiff and vigorously contesting defendant's liability in the action.

Simonik Moving & Storage, Inc. v. Silverline Technologies

Simonik Moving filed a complaint on August 15, 2002 in the Superior Court of New Jersey, Middlesex County, Docket No. 10063-02, against Silverline for failure to pay invoices for moving services rendered in the amount of $5,702.34. Management is considering all of its options, including exploring an out-of-court settlement with plaintiff and vigorously contesting defendant's liability in the action.

Oak Brook International Associates Limited Partnership v. Silverline Technologies Inc.

On August 22, 2002, Oak Brook International Associates brought this action in New York City Civil Court, Index No. 2002-08210, to enforce a judgment that it had obtained against Silverline Inc. on March 11, 2002 in the State of Illinois in the amount of $22,270.34. On August 20, 2002, Oak Brook served a copy of the summons and complaint upon Silverline Inc. through the Secretary of State of the State of New York. Silverline Inc. is considering all of its options, including exploring an out-of-court settlement with plaintiff and vigorously contesting defendant's liability in the action.

Colonial Pacific Leasing Corporation d/b/a GE Capital, Colonial Pacific Leasing Corporation Assignee of Jules and Associates, Inc. v. Silverline Technologies, Inc.

In a letter dated September 24, 2002, purported plaintiff threatened a lawsuit in the Superior Court of New Jersey, Middlesex County for default under an equipment lease in the amount of $169,478.91. Silverline Inc. is considering all of its options, including exploring an out-of-court settlement with purported plaintiff and vigorously contesting liability in the action.

Dow Jones Reuters Business Interactive, LLC d/b/a Factiva  v. SeraNova

Dow Jones Reuters Business Interactive filed a complaint against SeraNova on September 11, 2002, in the Superior Court of New Jersey, Middlesex County, Docket No. 7835-02 for failure to pay invoices for information technology services rendered in the amount of $16,841.75. SeraNova filed an answer on November 13, 2002. The matter is currently pending. Management is considering all of its options, including exploring an out-of-court settlement with plaintiff and vigorously contesting defendant's liability in the action.

Republic Bank, Inc.  v. Silverline Technologies, Inc.

Republic Bank filed a complaint against Silverline Inc. on July 16, 2002 in the Third Judicial District Court of Salt Lake County, State of Utah, Docket No. 020906661, for breach of a lease agreement in the amount of $332,861.00. Management is considering all of its options, including exploring an out-of-court settlement with plaintiff and vigorously contesting defendant's liability in the action.

Sivaraman Anbarasan and CTC Corp. v. Ravi Subramanian, Silverline Technologies, Inc., Silverline Technologies Limited and Software Solutions, Inc.

On July 2, 2002, plaintiffs instituted a lawsuit in the Superior Court of New Jersey, Middlesex County, Docket No. MID-L-006401-02, suing corporate and individual defendants for breach of contract, misrepresentation, tortuous interference, unjust enrichment and breach of covenant of good faith and fair dealing based on alleged breaches of a stock purchase agreement and other oral promises. Plaintiffs seek in excess of $250,000 in damages. On January 10, 2003, the Court granted the defendants' motion to dismiss with leave to amend within 20 days. On January 21, 2003, plaintiffs filed an amended complaint re-alleging the same causes of action against the same defendants with more specific facts. Defendants' filed their answer to the amended complaint on February 10, 2003. Simultaneously, defendants asserted counterclaims for misrepresentation and securities fraud against plaintiff Anbarasan and filed a third-party complaint alleging misrepresentation, securities fraud, breach of contract, and breach of the covenant of good faith and fair dealing against E-COMMIT, Inc. This action is currently pending. Management is considering all of its options, including exploring an out-of-court settlement with plaintiff and vigorously contesting defendant's liability in the action.

Columbia Bank, a Federal Savings Bank, formerly Columbia Bank, v. Silverline Technologies Inc.

Columbia Bank filed a complaint against Silverline Inc. on November 27, 2002, in the Superior Court of New Jersey, Bergen County, Docket No. BER-L-9670-02, alleging that Silverline Inc. had defaulted on its obligations under a bank note in the amount of $26,756.09. Silverline Inc.'s answer to the complaint is due on March 3, 2003, and the matter is currently pending. Management is considering all of its options, including exploring an out-of-court settlement with plaintiff and vigorously contesting defendant's liability in the action.

Montrose Investments, Ltd. and Strong River Investments, Inc. v. Silverline Holdings, Silverline Technologies, Inc., SeraNova and Ravi Subramanian

In or about April 2002, Montrose Investments, Ltd., or Montrose, and Strong River Investments, Inc., or Strong River, commenced action in the Supreme Court of the State of New York, County of New York, by filing motions for summary judgment in lieu of a complaint, against Silverline Holdings, Silverline Technologies, Inc., SeraNova and Ravi Subramanian seeking approximately $2,395,146 in each action for alleged defaults on promissory notes. The defendants opposed the motions. In or about July 2002, judgments were entered in favor of Montrose and Strong River against the defendants, jointly and severally in the amount of $2,395,146 in each case.

On July 17, 2002, Strong River and Montrose took steps to enforce the judgments, including serving restraining notices against the corporate defendants pursuant to New York Civil Practice Law and Rules, restraining the corporate defendants from the sale, assignment, transfer or interference with their property. On or about August 28, 2002, the defendants entered into settlement agreements under which they agreed to pay $1.5 million to Strong River and $1.5 million to Montrose. Under the terms of the settlement, each plaintiff was to be paid $500,000 on or before August 28, 2002 and $1.0 million on or before October 5, 2002. The plaintiffs agreed to vacate the restraining notices served on the corporate defendants, and the parties agreed to exchange releases. We were not able to pay the settlement amounts in time although approximately $1.5 million was paid to Montrose and Strong River. Because of our inability to pay settlement amounts in time, Montrose and Strong River claim that the entire amount of their judgments less amounts received by them are still due to them.

Other U.S.-Based Matters

Investigation by the United States Department of Labor Pension and Welfare Benefits Administration

On or about October 4, 2002, the United States Department of Labor Pension and Welfare Benefits Administration commenced an investigation into the ERISA plans of Silverline Technologies Inc., SeraNova, Inc. and Megasys, Inc. These entities face potential liabilities of approximately $900,000 in connection with monies owed to 401(k) and other ERISA plans. As of the date of this report, the investigation is still pending.

Demand Letter from RMR Systems, Inc.

On or about January 3, 2003, Silverline Inc. received a demand letter from RMR Systems, Inc. claiming that Silverline owed RMR Systems $85,525, pursuant to the terms of a Master Consulting Agreement between Silverline and RMR Systems. To date, no legal proceedings had been instituted by RMR Systems against Silverline Inc. in connection with this matter.

There are various other claims against Silverline Technologies, Inc. Management is considering out-of-court settlement in some cases and others are being contested. The outcome of these claims are not clear in many cases.

International Litigation, Including India-Based Matters

Andhra Bank Litigation

         In December 2002, Andhra Bank commenced legal proceedings in India against our company and its subsidiaries seeking the recovery of approximately $5.65 million, plus interest, which was owed by our subsidiary SeraNova India Pvt. Ltd., and which had been guaranteed by our company. We are currently negotiating with the bank to extend the time period over which these payments must be made. No assurance can be given that we will receive any extension. The next hearing in the case is scheduled for March 26, 2003.

Punjab National Bank Litigation

         In December 2002, Punjab National Bank commenced legal proceedings in India against our company seeking the recovery of approximately $1.01 million, plus interest, which we had borrowed from the bank. In connection with the filing of this lawsuit, the bank has served a notice to us for taking possession of the assets granted as collateral for the facility. We are currently negotiating with the bank to extend the time period over which these payments must be made. No assurance can be given that we will receive any extension. No hearings have yet been held in this matter, and none are currently scheduled.

Lazard India Ltd. Litigation

         In January 2003, Lazard India Ltd. initiated legal proceedings against our company in India for the recovery of approximately $40,000, plus interest. No date has been set for a hearing in this matter.

Intelligroup Litigation

         In July 2002, Intelligroup initiated legal proceedings against our subsidiary SeraNova India Pvt. Ltd. for the recovery of approximately $160,000, of which SeraNova India has paid approximately $90,000. We expect the court to issue schedules for the repayment of the balance owed in the near future.

Legal Proceedings with Landlord

         In December 2002, the landlord of the premises of our SeraNova India Pvt. Ltd. subsidiary, located in Hyderabad, India, commenced legal proceedings in India to recover back rent of approximately $3.53 million, plus interest. No trial date has been set.

Litigation with Aims Communications Ltd. and Tata Finance Ltd.

         In November 2002, Aims Communications and Tata Finance commenced legal proceedings in India against our company for the recovery of approximately $60,000, plus interest. We have reached a settlement with these two plaintiffs pursuant to which we are obligated to pay approximately $500,000, to be paid in installments. The last installment is due on April 17, 2003.

Certain Transactions

Transactions with Cognizant Technology Solutions, US Corporation

The Company and its Subsidiaries transitioned effective October 23, 2002 certain of their employees to Cognizant Technology Solutions, a U.S. Corporation. Under the transaction, the Company terminated and Cognizant hired employees and subcontractors based in the US, India and the UK who were engaged in providing information technology services to American Express. The fee paid by Cognizant was $9,786,023 of which approximately $4,603,000 was paid to HSBC Bank to repay certain borrowings made by the Company, $ 388,134 was paid to the Company's Subcontractors, $331,732 was paid to certain vendors and $497,000 paid to a judgment creditor. The remaining portions of the fee were used to pay certain employee liabilities of the Company, including salaries and related expenses.

In addition, Cognizant entered into a three month renewable services agreement pursuant to which the Company will provide to Cognizant certain hardware, software and associated information infrastructure utilized by the Company in the AMEX business. In exchange, Cognizant will reimburse the Company for certain of its operating costs for providing such services.

Transaction with Logic Soft, Inc

On November 20, 2002, the Company transitioned effective October 15, 2002 certain of its information technology professionals to Logic Soft Inc. In exchange Logic Soft paid, for the benefit of the Company, a fee of approximately $ 195,952 to certain vendors and creditors of the Company.

Transactions with Flex Solutions Inc

On December 10, 2002 the Company and its subsidiaries transitioned effective December 4, 2002, their employees engaged in providing certain information technology services to Citicorp and Greenpoint Mortgage to I-flex Solutions, Inc. In exchange, I-flex paid for the benefit of the Company, a fee of approximately $425,621 and assumed certain obligations of the Company totaling approximately $415,688 consisting primarily of certain employee liabilities including salaries and related expenses. Of the total fee paid $250,000 was paid to HSBC Bank to repay certain borrowings made by the Company and its subsidiaries.

The Company has also entered in to a three one month renewable service agreements with I-flex, pursuant to which the Company will provide I-flex certain software, interfaces and other infrastructure necessary to operate and service Citicorp and Greenpoint Mortgage accounts. In exchange for such services, I-flex will reimburse the company for certain of its operating costs for providing such services.

Authorized capital

The authorized share capital of the company has been increased by Rs. 550,000,000 by creation of 55,000,000 equity shares of Rs.10 each. The authorized capital of the company stands at Rs. 1,900,000,000 comprising of 190,000,000 equity shares of face value of Rs. 10 each.

Corporate guarantee

The company has issued a corporate guarantee to Indian Overseas Bank, the bankers to its wholly owned subsidiary, Sky Capital International Limited, Hong Kong for HK Dollars 2,000,000 (approximately Rs. 12,500,000) for credit facilities extended to the subsidiary company.

International offering of  equity capital

In terms of the approval obtained at the Extra ordinary General Meeting of the shareholders held on July 17, 2002, the company has filed with the Luxembourg Stock Exchange (The Exchange) an offer document to issue Global Depository Receipts (GDRs) represented by the underlying equity shares for an amount up to US $ 35,000,000.

23. Segment Data

The Company operates in one segment as one of India's providers of information technology services. The following geographic area data include sales based on customer location and total assets based on physical location.

                                        Year ended March 31,            Qtr ended June 30,
                                         2001          2002             2001         2002
USA and Europe                      $116,197,711    $109,072,266    $23,667,924   $16,990,588
Far East and Japan                    21,093,946      24,413,742     10,062,977     4,180,070
India and Other Countries             14,891,182       9,427,696     11,834,400     5,998,729
                                   -----------------------------------------------------------
Total                               $152,182,839    $142,913,704    $45,565,301   $27,169,387
                                   -----------------------------------------------------------


List of Subsidiaries

Subsidiary Name
   1.  Silverline Technologies, Inc.
   2.  Silverline Technologies U.K. Limited (1).
   3.  Silverline Technologies (Canada), Inc (1).
   4.  SeraNova, Inc.
   5.  SeraNova India Pvt Ltd (2)
   6.  10. Sky Capital International Ltd
   7.  11. CIT Canada Inc.(1).
   8.  12. CIT Egypt Inc.(1).
   9.  16. eComServer Inc.

--------------------------------------
(1) A subsidiary of Silverline Technologies, Inc.
(2) A subsidiary of SeraNova, Inc.

                                 EXHIBIT INDEX

21.1 List of subsidiaries of the Registrant.*
23.1 Consent of Deloitte, Haskins & Sells*
23.2 Consent of P.H. Tang & Co.
23.3 Consent of Chaitanya C. Dalal & Co.*
23.4 Consent of S.D. Chauhan & Co.*
23.5 Consent of Lakshminiwas & Jain*
99.1 Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
99.2 Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
99.3 Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
99.4 Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

*Filed herewith

                               S I G N A T U R E S

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                      SILVERLINE TECHNOLOGIES LIMITED

Dated:  February 15, 2003             By:  /s/ Ravi Subramanian
                                         ------------------------------------
                                         Name:  Ravi Subramanian
                                         Title: President and Chief Executive
                                                Officer

Dated:  February 15, 2003             By:  /s/ Krishna K. Subramanian
                                         ------------------------------------
                                         Name:  Krishna K. Subramanian
                                         Title: Acting Chief Financial Officer
                                                and Executive for International
                                                Initiatives